U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es)to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Acier Leroux inc.

(Name of Subject Company)

Leroux Steel Inc.

(Translation of Subject Company's Name into English)

Quebec, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Russel Metals Inc.
Russel Acquisition Inc.

(Name of Person(s) Furnishing Form)

Class A Multiple Voting Shares
Class B Subordinate Voting Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Scott M. Tayne
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Received Notices and Communications on Behalf of Subject Company

May 15, 2003

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Information Sent to Security Holders:

Document Number	Description
1.	Letter to Leroux Steel Inc./Acier Leroux inc. Security Holders relating to the Offers to Purchase from Edward M. Siegel, Jr., President and Chief Executive Officer of Russel Metals Inc. and its wholly-owned subsidiary Russel Acquisition Inc., dated May 14, 2003
2.	Offers to Purchase issued by Russel Metals Inc., together with its wholly-owned subsidiary Russel Acquisition Inc., dated May 14, 2003
3.	Letter of Transmittal for Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel Inc./Acier Leroux inc., and instructions thereto, accompanying the Offers to Purchase
4.	Notice of Guaranteed Delivery for deposit of Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel Inc./Acier Leroux inc., accompanying the Offers to Purchase

(b) Not Applicable

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offers to Purchase.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

(1) Information Not Required to be Sent to Security Holders:

(a) Press Release Issued by Russel Metals Inc., dated April 15, 2003

(b) Securities Acquisition (Early Warning Report) filed with SEDAR on April 16, 2003 by Russel Metals Inc.

(c) Material change report of Russel Metals Inc. dated April 23, 2003 in respect of the announcement of the Offers

(2) Documents Incorporated by Reference into the Home Jurisdiction Documents:

(a) Annual Information Form of Russel Metals Inc. dated May 9, 2003

(b) Management Information Circular of Russel Metals Inc. dated March 3, 2003 prepared in connection with the annual meeting of shareholders of Russel Metals Inc. held on April 24, 2003 (other than the sections thereof entitled "Executive Remuneration – Composition of the Management Resources and Compensation Committee", "– Report of the Compensation Committee with Respect to Executive Compensation" and "– Performance Graph" and "Statement of Corporate Governance Practices")

(c) Comparative audited consolidated financial statements of Russel Metals Inc. and the notes thereto for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors thereon, found at pages 28 through 44 of the 2002 Annual Report of Russel Metals Inc., and management's discussion and analysis of financial results found at pages 14 through 27 thereof

(d) Comparative unaudited consolidated financial statements of Russel Metals Inc. and the notes thereto for the fiscal quarters ended March 31, 2003 and 2002, together with management's discussion and analysis of financial results found at pages 3 and 8 of Russel Metals Inc.'s first quarter report in respect of the quarter ended March 31, 2003

(e) Material change report of Russel Metals Inc. dated April 23, 2003 in respect of the announcement of the Offers (included as Exhibit (1) (c) to Part II hereof)

(f) Audited consolidated financial statements of Leroux Steel Inc. and the notes thereto as at and for the fiscal year ended November 2, 2002, together with the report of the auditors thereon, found at pages 17 through 35 of the 2002 Annual Report of Leroux

(g) Financial information as at and for the fiscal year ended November 3, 2001 as contained in the audited consolidated financial statements of Leroux Steel Inc. and the notes thereto as at and for the fiscal year then ended, together with the report of the auditors thereon, found at pages 20 through 35 of the 2001 Annual Report of Leroux Steel Inc.

(h) Comparative unaudited consolidated balance sheet of Leroux Steel Inc. as at February 1, 2003 and the comparative unaudited consolidated income statements, statements of retained earnings and statements of cash flows of Leroux Steel Inc. for the fiscal quarters ended February 1, 2003 and February 2, 2002, in each case together with the notes thereto, as set forth in Leroux Steel Inc.'s first quarter report in respect of the quarter ended February 1, 2003

(3) Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS

A Form F-X is being filed by each of Russel Metals Inc. and Russel Acquisition Inc. concurrently with the furnishing of this Form.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RUSSEL METALS INC.

By: /s/ Edward M. Siegel, Jr.
(Signature)

Edward M. Siegel, Jr., President and Chief Executive Officer
(Name and Title)

May 15, 2003
(Date)

RUSSEL ACQUISITION INC.

By: /s/ Edward M. Siegel, Jr.
(Signature)

Edward M. Siegel, Jr., President and Chief Executive Officer
(Name and Title)

May 15, 2003
(Date)

PART I

Item 1

Document (a)(1)

Russel Metals

May 14, 2003

Dear Leroux Securityholder:

We are pleased to enclose the offering documents to purchase your Class A multiple voting shares, Class B subordinate voting shares, 8% convertible unsecured subordinated debentures and 7.25% convertible unsecured subordinated debentures of Leroux Steel Inc./Acier Leroux inc.

We are offering to purchase each Class A and Class B share for either (i) $6.30 cash, (ii) 1.2353 common shares of Russel Metals Inc., subject to proration as described in the Offers, or (iii) a combination of $4.60 cash and 1/3 of a Russel Metals Inc. common share, at your election. We are offering to purchase the Leroux Steel debentures for $100 cash for each $100 principal amount of debenture, together with accrued and unpaid interest.

We believe our Offers for the Leroux Steel shares represent an attractive opportunity for you to realize full value for your shares at a significant premium to their historical trading prices.

We are delighted that Mr. Gilles Leroux, President, Chief Executive Officer and controlling shareholder of Leroux Steel, together with Le Groupe Canam Manac Inc., have agreed to tender their shares, representing approximately 72.0% of the outstanding Class A multiple voting shares and approximately 18.8% of the outstanding Class B subordinate voting shares, to the Offers.

If you wish to accept the Offers for your shares, you must carefully complete and execute the accompanying Letter of Transmittal printed on blue paper or the Notice of Guaranteed Delivery printed on green paper. If you wish to tender your debentures to the Offers, you must use the accompanying Letter of Transmittal printed on yellow paper or the Notice of Guaranteed Delivery printed on pink paper.

The Offers for shares are open for acceptance until 5:02 p.m. (Montreal time), and the Offers for debentures until 5:01 p.m. (Montreal time), on Thursday, July 3, 2003. Detailed instructions are included in the Offers and Circular and the accompanying Letters of Transmittal and Notices of Guaranteed Delivery. We urge you to review those documents carefully and, if you have any questions, to consult your financial or legal advisor. Questions related to the completion of the forms can be directed to CIBC Mellon Trust Company at 1-800-387-0825 or National Bank Financial Inc. at 416-869-3707.

Yours truly,

EDWARD M. SIEGEL, JR.
President and Chief Executive Officer
Russel Metals Inc. and Russel Acquisition Inc.

PART I

Item 1

Document (a)(2)

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

RUSSEL METALS INC.

together with its wholly-owned subsidiary
RUSSEL ACQUISITION INC.

OFFERS TO PURCHASE

all the outstanding Class A multiple voting shares and
Class B subordinate voting shares (the "Shares")

and

all the outstanding 8% convertible unsecured subordinated debentures and
7.25% convertible unsecured subordinated debentures (the "Debentures") of

LEROUX STEEL INC./ ACIER LEROUX INC.

on the basis of either

(i) Cdn. $6.30 cash (the "Cash Alternative")

or

(ii) 1.2353 common shares of Russel Metals Inc.
subject to proration as described herein (the "Share Alternative")

or

(iii) a combination of Cdn. $4.60 cash and 1/3 of a Russel Metals Inc. common share
(the "Combined Alternative")

for each Class A and Class B share, at the election of the Shareholder,

and

Cdn. $100 cash for each $100 principal amount of 8% convertible unsecured
subordinated debenture due August 4, 2004, together with accrued and unpaid interest

and

Cdn. $100 cash for each $100 principal amount of 7.25% convertible unsecured
subordinated debenture due May 29, 2006, together with accrued and unpaid interest

The Offers by Russel Metals Inc. ("Russel Metals") and Russel Acquisition Inc. ("Russel Acquisition"), a wholly-owned subsidiary of Russel Metals, (collectively, the "Offerors") to purchase all of the outstanding Class A multiple voting shares (the "Class A Shares") and Class B subordinate voting shares (the "Class B Shares") of Leroux Steel Inc./Acier Leroux inc. ("Leroux") will be open for acceptance until 5:02 p.m. (Montreal time) on July 3, 2003 (the "Share Offers Expiry Time"), unless extended or withdrawn.

The Offers by Russel Acquisition to purchase for cash all of the outstanding 8% convertible unsecured subordinated debentures due August 4, 2004 (the "8% Debentures") and 7.25% convertible unsecured subordinated debentures due May 29, 2006 (the "7.25% Debentures") of Leroux will be open for acceptance until 5:01 p.m. (Montreal time) on July 3, 2003 (the "Debenture Offers Expiry Time"), unless extended or withdrawn.

The holders of 2,554,695 Class A Shares, 1,368,400 Class B Shares and $5,500 aggregate principal amount of 8% Debentures, representing approximately 72.0% of the aggregate number of Class A Shares outstanding, approximately 18.8% of the aggregate number of Class B shares outstanding (on a partially-diluted basis) and approximately 0.07% of the outstanding 8% Debentures have entered into lock-up agreements with Russel Metals pursuant to which they have agreed to tender such securities to the Offers and not to withdraw such securities from the Offers except as contemplated by the relevant lock-up agreement.

The Offers to purchase the Class A Shares, 8% Debentures and 7.25% Debentures are subject to certain conditions including, without limitation, there having been validly deposited under the Offers and not withdrawn as at the relevant Expiry Times at least 66⅔% of the outstanding Class A Shares, Class B Shares, 8% Debentures and 7.25% Debentures (determined on a class-by-class basis and including the Class B Shares then held by the Offerors). The Offer to purchase the Class B Shares is conditional upon shares having been taken up, or being contemporaneously taken up, under the Offer to purchase the Class A Shares. See Section 4 of the Offers, "Conditions of the Offers".

The Shares and Debentures are listed for trading on the Toronto Stock Exchange (the "TSX"). The average closing prices of the Class A Shares and the Class B Shares over the 20 trading day period ended April 11, 2003, the last full trading day prior to the announcement of the Offers, were $3.65 and $3.14, respectively. The closing price of the 8% Debentures on the TSX on April 8, 2003, the last full trading day on which the 8% Debentures traded prior to the announcement of the Offers, was $97.00 per $100 principal amount of 8% Debentures. The closing price of the 7.25% Debentures on the TSX on April 11, 2003, the last full trading day prior to announcement of the Offers, was $88.26 per $100 principal amount of 7.25% Debentures.

Shareholders or Debentureholders who wish to accept the Offers must properly complete and execute the accompanying Letter of Transmittal (which for Shares is printed on blue paper and for Debentures is printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with certificates representing their Shares or Debentures, as the case may be, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders or Debentureholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (which for Shares is printed on green paper and for Debentures is printed on pink paper). A beneficial owner of Shares who owns Shares indirectly through a holding company incorporated under the federal laws of Canada on or after October 1, 1999 having no assets other than such Shares (and nominal cash) and no liabilities whatsoever may accept the Offers by selling to the Offerors all of the outstanding shares of such holding company in accordance with the procedure described under Section 3 of the Offers, "Manner of Acceptance — Holdco Alternative".

The execution of the Letter of Transmittal or a Notice of Guaranteed Delivery in respect of the Debentures by a Debentureholder is also such Debentureholder's written approval of a resolution, which shall become effective only at or after the Debenture Offers Expiry Time, authorizing Leroux and the Debenture Agent to enter into a supplemental indenture providing that the terms of the Debentures be amended so as to (i) disable the conversion feature of the Debentures; (ii) delete the condition for the redemption of the Debentures related to the weighted average trading price of the Class B Shares such that the Debentures will be redeemable at the option of Leroux at any time at a redemption price equal to par plus accrued and unpaid interest; and (iii) delete the covenant that would obligate Leroux to maintain the listing of the Class B Shares on a stock exchange. See Section 3 of the Offers, "Manner of Acceptance — Consent to Resolutions Amending Indentures".

Questions and requests for assistance may be directed to the Dealer Manager or the Depositary and additional copies of this document, the Letters of Transmittal and the Notices of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the last page of this document. Persons whose Shares or Debentures are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offers.

The Dealer Manager for the Offers is:

National Bank Financial Inc.

May 14, 2003

9

Shareholders and Debentureholders should be aware that, during the currency of the Offers, the Offerors and their affiliates, directly or indirectly, may bid for and make purchases of Shares or Debentures as permitted by applicable laws or regulations of Canada or its provinces or territories.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Shareholders or Debentureholders in any jurisdiction in which the making or acceptance of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offerors or their agents may, in the Offerors' sole discretion, take such action as it or they may deem necessary to extend the Offers to Shareholders or Debentureholders in any such jurisdiction.

ADDITIONAL INFORMATION FOR UNITED STATES SHAREHOLDERS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFERS AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offers are made for securities of a Canadian issuer by a Canadian issuer that is permitted, under United States securities laws, to offer securities pursuant to the Offers and Circular in accordance with the disclosure requirements of Canada. Securityholders should be aware that such disclosure requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Securityholders should be aware that the exchange of Leroux Shares for Russel Metals Shares and/or the other transactions contemplated in the Offers and Circular may have tax consequences both in the United States and Canada. Such consequences for Securityholders who are resident in, or citizens of, the United States may not be fully described herein. See "Canadian Federal Income Tax Considerations" in the Circular.

It may be difficult for Securityholders to enforce their rights and any claims they may have under United States federal securities laws since Russel Metals and Russel Acquisition are incorporated under the laws of Canada and of the Province of Québec, respectively, some or all of their officers and directors are residents of Canada, some or all of the experts named in the Offers or Circular are residents of Canada, and all or a substantial portion of the assets of Russel Metals and Russel Acquisition and of said persons may be located outside the United States. Securityholders may not be able to sue Russel Metals or Russel Acquisition, or any of such officers, directors or experts, in a Canadian court for violations of United States securities laws. It may be difficult to compel Russel Metals or Russel Acquisition or any of their officers or directors to subject themselves to a judgment of a United States court. Similarly, it may be difficult for Securityholders to enforce their rights and any claims they may have under the United States federal securities laws since Leroux is incorporated under the laws of the Province of Québec, some or all of its officers and directors are residents of Canada and all or a substantial portion of the assets of Leroux and of said persons may be located outside of the United States.

CURRENCY

All dollar references in the Offers and Circular are in Canadian dollars, except where otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Circular which describe Russel Metals' intentions, expectations or prediction, are subject to important risks and uncertainties. All statements, other than statements of historical fact, included in the Circular or incorporated by reference in this Circular that address activities, events or developments that Russel Metals expects or anticipates will or may occur in the future are forward-looking statements. When used in this Circular, the words "estimate", "project", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on certain assumptions and analyses made by Russel Metals in light of its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors Russel Metals believes is appropriate in the circumstances. However, whether actual future results and developments will conform with Russel Metals' expectations and predictions is subject to a number of risks and uncertainties, including the considerations discussed in the Circular under "Investment Considerations Relating to the Russel Metals Shares", any of which could cause actual results to differ materially from the forward-looking statements.

In addition to the risks specified in the Circular under "Investment Considerations Relating to the Russel Metals Shares", these risks and uncertainties include: any difficulties in integrating the operations of Russel Metals and Leroux, including achieving expected revenue retention and operational synergies from the acquisition, the timing for the realization of such synergies which may be affected by factors beyond Russel Metals' control, the combined impact of such revenue retention and operational synergies, and the impact of the acquisition on Russel Metals' earnings and earnings per share; the failure of the capital markets to recognize, in whole or in part, the combined value of Russel Metals' and Leroux's assets; the operating results of companies acquired by Russel Metals, including Leroux, adversely affecting Russel Metals' financial results; the availability and cost of capital; the availability of, and ability to recruit and retain, key personnel and qualified employees; volatility in the market price of the Russel Metals Shares due to various factors including Russel Metals announcements, variations between Russel Metals' actual and anticipated financial results and volatility in the market price of the shares of steel distribution companies in general; the fact that there can be no assurance that Russel Metals will be able to grow through acquisitions; customer demand for Russel Metals' existing products and services; the inability to further identify, develop and achieve commercial success for new products and services; the impact of market change; general industry and market conditions and growth rates; low barriers to entry; global economic conditions, including interest rate and currency exchange rate fluctuations; and the opportunities (or lack thereof) that may be presented to and pursued by Russel Metals to achieve its strategic objectives and other factors.

Many of these factors are beyond the control of Russel Metals and its subsidiaries. Consequently, all of the forward-looking statements made in this Circular or the documents incorporated by reference herein are qualified by these cautionary statements and there can be no assurance that the expected results or developments anticipated by Russel Metals will be realized.

TABLE OF CONTENTS

12

DEFINITIONS

In the accompanying Summary, Offers and Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below.

"affiliate" has the meaning ascribed thereto in the CBCA;

"associate" has the meaning ascribed thereto in the CBCA;

"business day" means any day other than a Saturday, Sunday or other day on which banks are not open for business in one or both of Toronto, Ontario or Montreal, Québec;

"Cash Alternative" means $6.30 cash per Class A Share or Class B Share;

"CBCA" means the *Canada Business Corporations Act*, as amended;

"Circular" means the take-over bid circular accompanying and forming part of the Offers;

"Class A Share" means a Class A multiple voting share of Leroux;

"Class B Share" means a Class B subordinate voting share of Leroux;

"Combined Alternative" means $4.60 cash and one-third of one Russel Metals Share per Class A Share or Class B Share;

"Compulsory Acquisition" has the meaning ascribed thereto in Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited";

"CVMQ" means the Commission des valeurs mobilières du Québec;

"Dealer Manager" means National Bank Financial Inc.;

"Debenture Agent" means National Bank Trust (formerly General Trust of Canada), as agent in respect of the 7.25% Debentures and the 8% Debentures;

"Debentureholder" means a holder of Debentures;

"7.25% Debenture Indenture" means the trust indenture dated May 29, 1996 between Leroux, Lévesque Beaubien Geoffrion Inc. and the Debenture Agent pursuant to which the 7.25% Debentures were issued;

"8% Debenture Indenture" means the trust indenture dated August 4, 1994 between Leroux, Lévesque Beaubien Geoffrion Inc. and the Debenture Agent pursuant to which the 8% Debentures were issued;

"Debenture Offers Expiry Time" means 5:01 p.m. (Montreal time) on the Expiry Date, or such later time or times as may be fixed by the Offerors from time to time pursuant to Section 5 of the Offers, "Extension, Variation or Change in the Offers";

"7.25% Debentures" means the convertible unsecured subordinated debentures issued by Leroux in 1996 and due May 29, 2006;

"8% Debentures" means the convertible unsecured subordinated debentures issued by Leroux in 1994 and due August 4, 2004;

"Debentures" means the 7.25% Debentures and the 8% Debentures;

"Depositary" means CIBC Mellon Trust Company at the offices specified in the Letters of Transmittal;

"Dissenting Shareholder" has the meaning ascribed thereto in Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited — Compulsory Acquisition";

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), members of these programs usually being members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers and/or banks and trust companies in the United States;

"Eligible Shareholder" means a Shareholder who deals at arm's length with Russel Metals and (i) who is resident in Canada for purposes of the Tax Act, who holds Shares as capital property for purposes of the Tax Act and who is not exempt from tax under the Tax Act, or (ii) who is not resident in Canada for purposes of the Tax Act and whose Shares constitute taxable Canadian property (as defined in the Tax Act), provided that any gain realized by such non-resident Shareholder from the disposition of Shares would not be exempt from Canadian tax by virtue of an applicable income tax treaty to which Canada is a party, or (iii) which is a partnership that owns Shares if one or more of its members would be an Eligible Shareholder if such member held such Shares directly;

"Escrow Holdco Closing" has the meaning ascribed thereto in Section 3 of the Offers, "Manner of Acceptance — Holdco Alternative";

"Expiry Date" means July 3, 2003 or such later date or dates as may be fixed by the Offerors from time to time pursuant to Section 5 of the Offers, "Extension, Variation or Change in the Offers";

"Expiry Times" means the Share Offers Expiry Time and the Debenture Offers Expiry Time and **"Expiry Time"** means the Share Offers Expiry Time or the Debenture Offers Expiry Time, as the context may require;

"going private transaction" has the meaning given to that term in OSC Rule 61-501 and Policy Q-27;

"Holdco" means a single-purpose holding company incorporated under the CBCA on or after October 1, 1999 which is resident in Canada and a taxable Canadian corporation for purposes of the Tax Act, and which has no assets other than Shares and a nominal amount of cash and no liabilities whatsoever;

"Holdco Agreement" means a share purchase and sale agreement to be entered into not less than three business days prior to the Share Offers Expiry Time, between the Offerors, an Indirect Holder who elects to accept the Offers by using the Holdco Alternative, and such Indirect Holder's Holdco providing for, among other things, the purchase by the Offerors from such Indirect Holder of all of such Indirect Holder's Holdco Shares;

"Holdco Alternative" means the option, described in Section 3 of the Offers, "Manner of Acceptance — Holdco Alternative", of an Indirect Holder to accept the Offers by selling to the Offerors all of the Holdco Shares of such Indirect Holder's Holdco for consideration identical to that which such Indirect Holder's Holdco would have received under the Offers had such Holdco deposited its Shares directly under the Offers, such purchase and sale to be completed pursuant to, in accordance with and subject to the terms and conditions of, a Holdco Agreement;

"Holdco Shares" has the meaning ascribed thereto in Section 3 of the Offers, "Manner of Acceptance — Holdco Alternative";

"Indenture Amendments" has the meaning ascribed thereto in Section 3 of the Offers, "Manner of Acceptance — Consent to Resolutions Amending Indentures";

"Indentures" means the 8% Debenture Indenture and the 7.25% Debenture Indenture;

"Indirect Holder" means an indirect owner of Shares who holds such Shares indirectly through a Holdco;

"Leroux" means Leroux Steel Inc./Acier Leroux inc., a corporation existing under Part IA of the QCA;

"Letters of Transmittal" means the letters of transmittal in the form accompanying the Offers and the Circular (printed on blue paper in respect of the Offers to acquire the Shares and on yellow paper in respect of the Offers to acquire the Debentures);

"Lock-Up Agreements" means the agreements made between Russel Metals and each of the Selling Securityholders and Mr. Marcel Dutil and dated April 15, 2003 as described in Section 5 of the Circular, "Agreements Relating to the Offers — Lock-Up Agreements";

"Locked-Up Securities" has the meaning ascribed thereto in Section 5 of the Circular under "Agreements Relating to the Offers — Lock-Up Agreements";

"Maximum Share Consideration" has the meaning ascribed thereto in Section 1 of the Offers, "The Offers — Proration";

"Maximum Take-up Date Share Consideration" has the meaning ascribed thereto in Section 1 of the Offers, "The Offers — Proration";

"Non-Competition Agreement" means the agreement made between the Offerors and Mr. Gilles Leroux and dated as of April 15, 2003 as described in Section 5 of the Circular, "Agreements Relating to the Offers — Non-Competition Agreement";

"**Notices of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offers and the Circular (printed on green paper in respect of the Offers to acquire the Shares and on pink paper in respect of the Offers to acquire the Debentures);

"**Offer Period**" means, in respect of each Offer, the period commencing on the date of the Offers and ending at the relevant Expiry Time;

"**Offerors**" means Russel Metals and Russel Acquisition;

"**Offers**" means the offers to purchase (i) the Class A Shares, (ii) the Class B Shares, (iii) the 8% Debentures and (iv) the 7.25% Debentures, the terms and conditions of which are set forth in the Offers, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery, and each individual Offer shall be referred to as an "**Offer**";

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means Rule 61-501 of the OSC, as the same may be amended;

"**partially-diluted basis**" means, with respect to the number of Class B Shares outstanding, the number of such Class B Shares that would be outstanding assuming all outstanding options for Class B Shares and rights to purchase Class B Shares had been exercised but not assuming the conversion of any Debentures;

"**Policy Q-27**" means Policy Statement No. Q-27 of the CVMQ, as the same may be amended;

"**QCA**" means the *Companies Act* (Québec), as amended;

"**Requested Number of Russel Metals Shares**" has the meaning ascribed thereto in Section 1 of the Offers, "The Offers — Proration";

"**Russel Acquisition**" means Russel Acquisition Inc., a corporation incorporated under the QCA;

"**Russel Metals**" means Russel Metals Inc., a corporation existing under the CBCA and, where the context indicates or requires, means Russel Metals and its consolidated subsidiaries;

"**Russel Metals Share**" means a common share in the capital of Russel Metals;

"**Scheduled May 29, 2003 Distribution**" means the regular interest payment due to holders of 7.25% Debentures on May 29, 2003;

"**Securities**" means the Shares and Debentures of Leroux;

"**Securityholder**" means the holder of Shares or Debentures;

"**Selling Securityholders**" means each of Mr. Gilles Leroux, 3652661 Canada Inc., Gestion Gilles Leroux Inc. and The Canam Manac Group Inc.;

"**Share Alternative**" means 1.2353 Russel Metals Shares per Class A Share or Class B Share, subject to proration as described in Section 1 of the Offers, "The Offers — Proration";

"**Share Offers Expiry Time**" means 5:02 p.m. (Montreal time) on the Expiry Date, or such later time or times as may be fixed by the Offerors from time to time pursuant to Section 5 of the Offers, "Extension, Variation or Change in the Offers";

"**Share Prorating Factor**" has the meaning ascribed thereto in Section 1 of the Offers, "The Offers — Proration";

"**Shareholder**" means a holder of Shares;

"**Shares**" means the Class A Shares and Class B Shares of Leroux;

"**Soliciting Dealer**" has the meaning given to that term in Section 21 of the Circular, "Dealer Manager and Soliciting Dealer Group";

"**Standstill Agreements**" means the agreements made between Russel Metals and each of the Selling Securityholders and Mr. Marcel Dutil and dated as of April 15, 2003 as described in Section 5 of the Circular, "Agreements Relating to the Offers — Standstill Agreements";

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited";

"**subsidiary**" has the meaning ascribed thereto in the CBCA;

"**Take-Up Date**" means, with respect to any class of Securities, any date on which the Offerors take up Securities of such class pursuant to the Offers or acquire Securities of such class pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**TSX**" means The Toronto Stock Exchange; and

"**U.S. Securityholders**" means a person who is, or who appears to Russel Metals or the Depositary to be either (a) within the United States or any territory or possession thereof, or (b) a "U.S. Person" as defined in Regulation S under the United States *Securities Act of 1933*.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offers and Circular. Shareholders and Debentureholders are urged to read the Offers and Circular in their entirety. Capitalized terms used in this Summary, where not otherwise defined herein, are defined in the Offers and Circular, including the accompanying definitions. The information concerning Leroux contained herein and in the Offers and Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources.

The Offers

The Offerors are offering, subject to the terms and conditions of the Offers, to purchase (i) all the issued and outstanding Class A Shares and (ii) all the issued and outstanding Class B Shares, including Class B Shares which may become outstanding on the exercise of stock options or rights, for consideration per Share consisting of:

(a) $6.30 cash;

(b) $4.60 in cash and one-third of one Russel Metals Share; or

(c) 1.2353 Russel Metals Shares, subject to proration as set forth in Section 1 of the Offers, "The Offers — Proration",

with each Shareholder being entitled to tender its Shares to the Cash Alternative, the Share Alternative, the Combined Alternative or any combination thereof. Notwithstanding proration, but subject to the payment of a cash amount in lieu of the issuance of a fractional Russel Metals Share to any Shareholder, under no circumstances will Shareholders who elect the Share Alternative receive less than one-third of one Russel Metals Share for each Share in respect of which such election is made.

Shareholders who do not properly elect either the Cash Alternative, the Share Alternative or the Combined Alternative with respect to any Shares deposited by them pursuant to the Offers will be deemed to have elected the Cash Alternative.

Russel Acquisition is further offering to purchase (i) all the issued and outstanding 8% Debentures on the basis of $100 cash for each $100 principal amount of 8% Debentures, together with accrued and unpaid interest to the date such Debentures are taken up under the Offers; and (ii) all the issued and outstanding 7.25% Debentures on the basis of $100 cash for each $100 principal amount of 7.25% Debentures, together with accrued and unpaid interest to the date such Debentures are taken up under the Offers.

As at July 3, 2003, accrued and unpaid interest on the 8% Debentures and 7.25% Debentures will be approximately $3.2658 and $0.6952, respectively, per $100 principal amount of Debentures.

To the best of the Offerors' knowledge, based upon publicly available information, on March 18, 2003 there were 3,550,567 Class A Shares, 6,918,446 Class B Shares and options to acquire 369,000 Class B Shares outstanding and $7,658,800 aggregate principal amount of 8% Debentures and $11,184,500 aggregate principal amount of 7.25% Debentures outstanding.

Russel Metals and Russel Acquisition

Russel Metals is one of the largest metals distribution and processing companies in North America based on revenues and tons sold. Russel Metals conducts its distribution business primarily in three metals distribution segments: service centers; energy sector pipe, tube, valves and fittings; and import/export.

Russel Metals operates one of the two largest service center operations in Canada based on revenue and tons sold. Russel Metals' service center operations service all major geographic regions in Canada and certain regions in the United States and accounted for $750.9 million of Russel Metals' total revenue of $1.4 billion in 2002.

The Russel Metals Shares are listed on the TSX under the symbol RUS.

Russel Acquisition was incorporated under the laws of Québec on April 15, 2003, as a wholly-owned subsidiary of Russel Metals. Russel Acquisition has not carried on any business prior to the date hereof, other than in respect of matters directly relating to the making of the Offers.

Leroux

Leroux has stated that it is one of the largest steel distributors in Eastern Canada, specializing in the procurement, warehousing, processing and distribution of some 3,000 steel products through service centers. Leroux operates 25 service centers with warehousing space in markets in Eastern Canada and the Northeastern and Central United States. The Class A Shares and Class B Shares of Leroux are listed on the TSX under the symbols LER.A and LER.B, respectively. The 8% Debentures and the 7.25% Debentures are listed on the TSX under the symbols LER.DB and LER.DB.A, respectively.

Lock-Up Agreements

On April 15, 2003, the Offerors entered into the Lock-Up Agreements with the holders of 2,554,695 Class A Shares, 1,368,400 Class B Shares (on a partially-diluted basis) and $5,500 aggregate principal amount of 8% Debentures, representing approximately 72.0% of the aggregate number of Class A Shares outstanding, approximately 18.8% of the aggregate number of Class B shares outstanding (on a partially-diluted basis) and approximately 0.07% of the outstanding 8% Debentures, pursuant to which such holders have agreed to tender such securities to the Offers and not to withdraw such securities from the Offers except as contemplated by the relevant lock-up agreement.

See Section 5 of the Circular, "Agreements Relating to the Offers".

Strategic Rationale for the Offers

The Russel Metals service center franchise in Canada is one of Russel Metals' key assets and forms a significant part of its largest operating segment, service centers. Currently, despite the breadth of its Canadian service center franchise, Russel Metals does not have a significant presence in the Province of Québec. The Leroux operations are also in the service center business segment, however, and if completed, the acquisition of Leroux will provide Russel Metals with a successful Québec operation and a presence in several new geographic regions within that province. In addition, the Leroux acquisition will add locations in the Maritimes and Ontario that will be complementary to and integrated into Russel Metals' existing overall operating structure. The U.S. operating segment of Leroux is unprofitable. These U.S. operations are classified as discontinued operations as Russel Metals intends to dispose of them subsequent to the successful completion of the Offers.

Russel Metals believes that operational and administrative synergies along with economies of scale will be achieved within the first year of ownership. This belief is derived in part from the geographic and business compatibility of the Leroux and Russel Metals operations. When Leroux is integrated, Russel Metals expects to realize annual savings in operating expenses in excess of $11 million. (See also "Cautionary Statement Regarding Forward-Looking Statements".) These savings will be generated primarily from the reduction of corporate and administrative overhead costs resulting from the elimination of duplicate management, employee and other costs in such departments as operations, facilities, administration and other support functions. In addition, Russel Metals believes that rationalization of the operations in Ontario will eliminate operating losses in that region and that the disposition of the U.S. operations will eliminate operating losses from those businesses.

Selected Pro Forma Financial Information

The following table sets out certain historical consolidated financial information and pro forma consolidated financial information for Russel Metals as at and for the year ended December 31, 2002 and the quarter ended March 31, 2003 and certain historical consolidated financial information for Leroux as at and for the year ended November 2, 2002 and the quarter ended February 1, 2003. The historical consolidated financial information is extracted from and should be read in conjunction with the audited and unaudited consolidated financial statements of each of Russel Metals and Leroux incorporated by reference in the Circular. The pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the pro forma consolidated financial statements of Russel Metals and accompanying notes attached to those statements included in Schedule I to the Circular. As more particularly described in the notes to the pro forma consolidated financial statements of Russel Metals included in Schedule I to the Circular, the pro forma consolidated financial information gives effect to the acquisition of Leroux as if such acquisition had occurred at the beginning of the pro forma periods. The pro forma consolidated financial information does not give effect to the revenue synergies and cost savings expected to be realized as a result of the acquisition of Leroux.

($000 except per share data)	Russel Metals Year Ended December 31, 2002 (audited)	Leroux Year Ended November 2, 2002 (audited)	Pro Forma Year Ended December 31, 2002 (unaudited)	Russel Metals Quarter Ended March 31, 2003 (unaudited)	Leroux Quarter Ended February 1, 2003 (unaudited)	Pro Forma Quarter Ended March 31, 2003 (unaudited)
Revenues	$1,403,275	$522,901	$1,765,839	$367,021	$108,054	$444,402
EBIT (1)	70,411	5,853	83,893	10,609	(662)	11,555
EBITDA (2)	85,603	14,430	106,310	14,225	1,311	16,910
Interest (3)	20,324	11,585	35,150	5,104	2,416	8,392
Net earnings (loss) from continuing operations	29,236	(6,330)	26,987	3,587	(2,286)	1,944
Basic earnings (loss) per share from continuing operations	0.71	(0.75)	0.59	0.08	(0.26)	0.03
Net earnings (loss)	29,236	(6,330)	19,330	3,587	(2,286)	336
Basic earnings (loss) per share	0.71	(0.75)	0.41	0.08	(0.26)	0.01
Interest-bearing debt (3)	208,675	133,515	390,137	201,505	121,200	368,425
EBITDA/Interest for TTM (2)(4)	4.2	1.2	3.0	4.2	1.3	3.0
Interest-Bearing Debt/EBITDA for TTM (2)(4)	2.4	9.3	3.7	2.4	8.4	3.5

Notes:

The above table includes a number of measures that are not prescribed by generally accepted accounting principles and as such may not be comparable to similar measures presented by other companies. EBIT and EBITDA are provided to assist investors in determining the ability of Russel Metals to generate cash from operations to cover financial charges, income taxes and items not considered to be in the ordinary course of business. The definitions used for these measures are set out below:

(1) "EBIT" means earnings from continuing operations before deduction of interest, income taxes, restructuring costs and foreign exchange gain.

(2) "EBITDA" means earnings from continuing operations before deduction of interest, income taxes, restructuring costs, foreign exchange gain, depreciation and amortization.

(3) Canadian generally accepted accounting principles require a portion of the convertible debentures to be classified as debt and a portion as equity. In addition, a portion of the interest payment, net of income tax, is recorded as a dividend distribution from retained earnings. In this table, to allow the Leroux data to be compared to the Russel Metals data and the pro forma information, the interest bearing debt has been increased by the amount of the debentures in equity and the interest has been increased by the pretax interest amount charged to retained earnings.

(4) "TTM" refers to the 12 months ended on the date specified (or "trailing twelve months").

Time for Acceptance

The Offers for the Class A Shares and the Class B Shares are open for acceptance until 5:02 p.m. (Montreal time) on July 3, 2003, or such later time or times and date or dates to which such Offers may be extended, unless withdrawn by the Offerors.

The Offers for the 8% Debentures and the 7.25% Debentures are open for acceptance until 5:01 p.m. (Montreal time) on July 3, 2003, or such later time or times and date or dates to which such Offers may be extended, unless withdrawn by Russel Acquisition.

Manner of Acceptance

Shareholders or Debentureholders wishing to accept one or more of the Offers must deposit the certificates representing their Securities, together with a properly completed and executed Letter of Transmittal in the applicable form (printed on blue paper for the Shares and on yellow paper for the Debentures) or a manually signed facsimile thereof, at or prior to the relevant Expiry Time at any one of the offices of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies these Offers and Circular. Where Shareholders or Debentureholders wish to deposit Securities pursuant to the Offers and

19

the certificates representing the Securities are not immediately available, or if the certificates and all other required documents cannot be provided to the Depositary at or prior to the relevant Expiry Time, such securities nevertheless may be validly deposited under the Offers in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery".

The execution of the Letter of Transmittal or a Notice of Guaranteed Delivery in respect of the Debentures by a Debentureholder is also such Debentureholder's written approval of a resolution, which shall become effective only at or after the Debenture Offers Expiry Time, authorizing Leroux and the Debenture Agent to enter into a supplemental indenture providing that the terms of the Debentures be amended so as to (i) disable the conversion feature of the Debentures; (ii) delete the condition for the redemption of the Debentures related to the weighted average trading price of the Class B Shares such that the Debentures will be redeemable at the option of Leroux at any time at a redemption price equal to par plus accrued and unpaid interest; and (iii) delete the covenant that would obligate Leroux to maintain the listing of the Class B Shares on a stock exchange. See Section 3 of the Offers, "Manner of Acceptance — Consent to Resolutions Amending Indentures".

No fee or commission will be payable by holders of Shares or Debentures who deliver the Shares or Debentures directly to the Depositary.

Conditions of the Offers

The Offerors reserve the right to withdraw or terminate any of the Offers and not take up and pay for any Shares or Debentures deposited under the Offers unless the conditions described in Section 4 of the Offers, "Conditions of the Offers", are satisfied or waived by the Offerors prior to their respective Expiry Times. The Offers to purchase the Class A Shares, 8% Debentures and 7.25% Debentures are subject to certain conditions including, without limitation, there having been validly deposited under the Offers and not withdrawn as at the relevant Expiry Times at least 66⅔% of the outstanding Class A Shares, Class B Shares, 8% Debentures and 7.25% Debentures (determined on a class-by-class basis and including the Class B Shares then held by the Offerors). The Offer to purchase the Class B Shares is conditional upon shares having been taken up, or being contemporaneously taken up, under the Offer to purchase the Class A Shares. See Section 4 of the Offers, "Conditions of the Offers" and Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited".

Payment

Subject to the terms and conditions of the Offers, the Offerors intend to take up and pay for the Shares and Debentures validly deposited and not properly withdrawn under the Offers not later than 10 days following the Expiry Date as required by applicable law. Any Shares or Debentures taken up will be paid for as soon as possible, but in any event not later than the earlier of three days after they are taken up and 10 days after the relevant Expiry Time. Any Shares or Debentures deposited under the Offers after the first date upon which Shares or Debentures are first taken up under the Offers will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offers, "Payment for Deposited Shares and Debentures".

Withdrawal of Deposited Shares and Debentures

All deposits of Shares and Debentures pursuant to the Offers are irrevocable, except as provided in Section 8 of the Offers, "Withdrawal of Deposited Shares and Debentures".

Acquisition of Shares and Debentures Not Deposited

If the Offerors take up and pay for the Shares validly deposited under the Offers, the Offerors intend to exercise their statutory right of Compulsory Acquisition, if available, to acquire all the Shares not deposited under the Offers. If the statutory right of Compulsory Acquisition is not available or if the Offerors otherwise so determine, the Offerors intend to seek to cause one or more special meetings of Securityholders to be called to consider a statutory amalgamation or other transaction for the purpose of enabling the Offerors or another direct or indirect wholly-owned subsidiary of Russel Metals to acquire all of the Securities not deposited under the Offers. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Securities acquired pursuant to the Offers.

In the event that at least 66⅔% of the outstanding 8% Debentures and 7.25% Debentures are tendered to and acquired by the Offerors under the Offers and, as a consequence thereof, Debentureholders holding the percentage of Debentures of each class required to amend the respective Indentures have consented to the amendments described herein, the Offerors intend to cause the Indentures to be amended so as to (i) disable the conversion feature of the Debentures; (ii) delete the condition for the redemption of the Debentures related to the weighted average trading price of the Class B Shares such that the Debentures will be redeemable at the option of Leroux at any time at a redemption price equal to par plus accrued and unpaid interest; and (iii) delete the covenant that would obligate Leroux to maintain the listing of the Class B Shares on a stock exchange. Thereafter, the Offerors may, but shall not be obliged to, cause Leroux to redeem the Debentures. See Section 17 of the Circular "Acquisition of Shares and Debentures Not Deposited".

Canadian Federal Income Tax Considerations

Shareholders who are Eligible Shareholders (which includes Shareholders who are resident in Canada, hold their Shares as capital property, deal at arm's length with Russel Metals and are not exempt from tax under the Tax Act) and who elect the Share Alternative may further elect in the Letter of Transmittal to tender their Shares to Russel Metals under the Offers. The sale of Shares by an Eligible Shareholder to Russel Metals in exchange for Russel Metals Shares under the Offers will generally constitute a tax-deferred rollover for purposes of the Tax Act. Any Shares tendered by an Eligible Shareholder to Russel Metals under the Share Alternative that are deemed to be tendered to Russel Acquisition for cash due to proration under the Share Alternative will not qualify for a tax-deferred rollover and may give rise to a capital gain or capital loss. Other Shareholders who accept the Offers, including Eligible Shareholders who do not elect to tender their Shares to Russel Metals under the Share Alternative, will be deemed to have elected to sell their Shares to Russel Acquisition under the Offers. A Shareholder who is resident in Canada, who deals at arm's length with Leroux and the Offerors, who holds Shares as capital property and who sells such Shares to Russel Acquisition under the Offers for Russel Metals Shares, cash or a combination of Russel Metals Shares and cash will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Russel Metals Shares and/or cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Shares.

A Debentureholder who is resident in Canada, who deals at arm's length with Leroux and the Offerors, who holds Debentures as capital property and who sells such Debentures to Russel Acquisition under the Offers will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any amount included in the Debentureholder's income as interest and any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Debentureholder of such Debentures.

Generally, Shareholders and Debentureholders who have never been residents of Canada for the purposes of the Tax Act will not be subject to tax in respect of any capital gain realized on the sale of Shares or Debentures to the Offerors under the Offers unless those Shares or Debentures constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholder or Debentureholder and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty. Non-resident Shareholders who are Eligible Shareholders and who wish to defer any such gain may elect to sell their Shares to Russel Metals under the Share Alternative. If interest on the Debentures is not currently exempt from Canadian withholding tax, amounts paid or credited, or deemed to be paid or credited, as interest on Debentures to non-residents will generally be subject to Canadian withholding tax. See Section 22 of the Circular, "Principal Canadian Federal Income Tax Considerations".

The foregoing is a brief summary of Canadian federal income tax consequences only. See Section 22, "Principal Canadian Federal Income Tax Considerations" in the Circular for additional information. Shareholders and Debentureholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares or Debentures pursuant to the Offers.

Depositary

CIBC Mellon Trust Company is acting as depositary under the Offers. The Depositary will receive deposits of certificates representing the Shares and Debentures and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal and will receive deposits of Notices of Guaranteed Delivery at the offices specified therein. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Shares and Debentures purchased by the Offerors under the Offers. See Section 20 of the Circular, "Depositary".

Dealer Manager and Soliciting Dealer Group

National Bank Financial Inc. has been retained as Dealer Manager to form the Soliciting Dealer Group comprised of members of the Investment Dealers Association of Canada to solicit acceptances of the Offers. See Section 21 of the Circular, "Dealer Manager and Soliciting Dealer Group".

OFFERS

May 14, 2003

TO: THE HOLDERS OF SHARES AND DEBENTURES OF LEROUX STEEL INC./ACIER LEROUX INC.

1. The Offers

General

The Offerors hereby offer to purchase, upon and subject to the terms and conditions contained herein, (i) all the issued and outstanding Class A Shares and (ii) all the issued and outstanding Class B Shares, including Class B Shares which may become outstanding on the exercise of stock options or rights, for consideration per Class A or Class B Share, at the option of the Shareholder, equal to:

(a) $6.30 cash;

(b) $4.60 in cash and one-third of one Russel Metals Share; or

(c) 1.2353 Russel Metals Shares, subject to proration as set forth below,

as elected by the Shareholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery. Notwithstanding proration, but subject to the payment of a cash amount in lieu of the issuance of a fractional Russel Metals Share to any Shareholder, under no circumstances will Shareholders who elect the Share Alternative receive less than one-third of one Russel Metals Share for each Share tendered under that alternative.

Russel Acquisition also hereby offers to purchase (i) all the issued and outstanding 8% Debentures on the basis of $100 cash for each $100 principal amount of 8% Debentures, together with accrued and unpaid interest to the date such Debentures are taken up hereunder and (ii) all the issued and outstanding 7.25% Debentures on the basis of $100 cash for each $100 principal amount of 7.25 Debentures, together with accrued and unpaid interest to the date such Debentures are taken up hereunder.

As at July 3, 2003, accrued and unpaid interest on the 8% Debentures and 7.25% Debentures will be approximately $3.2658 and $0.6952, respectively, per $100 principal amount of Debentures.

The Offers are made only for Shares and Debentures and are not made for any options, warrants or any other rights to acquire Shares. Any holder of such options, warrants or other rights to purchase Securities who wishes to accept the Offers must exercise the options, warrants or other rights to obtain certificates representing Securities and deposit those Securities under the relevant Offer. Any such exercise must be sufficiently in advance of the relevant Expiry Time for such Offer to assure that the holders of such options, warrants and other rights to purchase Securities will have certificate(s) representing such Securities available for deposit before such Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery".

To the best of the Offerors' knowledge, based upon publicly available information, on March 18, 2003 there were 3,550,567 Class A Shares, 6,918,446 Class B Shares and options to acquire 369,000 Class B Shares outstanding and approximately $7,658,800 aggregate principal amount of 8% Debentures and $11,184,500 aggregate principal amount of 7.25% Debentures outstanding.

Shareholders wishing to accept the Offers for Shares may elect the Cash Alternative, the Share Alternative or the Combined Alternative. The Letter of Transmittal and Notice of Guaranteed Delivery in respect of the Share Offers accompanying these Offers and Circular set forth the manner in which such election may be made. **Shareholders who otherwise validly accept the Offers but fail to properly make an election in such Letter of Transmittal or Notice of Guaranteed Delivery shall be deemed to have elected the Cash Alternative.**

All Debentureholders wishing to accept the Offers for Debentures must tender their Debentures to Russel Acquisition.

A Shareholder wishing to accept the Offers for Shares must tender the Shareholder's Shares to Russel Acquisition unless the Shareholder is an Eligible Shareholder. An Eligible Shareholder who elects the Share Alternative in respect of Shares may make a further election to tender such Shares to Russel Metals for the purpose of achieving a tax-deferred rollover. See Section 22 of the Circular, "Principal Canadian Federal Income Tax Considerations". The Letter of Transmittal accompanying these Offers and Circular sets forth the manner in which Eligible Shareholders may elect under the Share Alternative to tender Shares to Russel Metals. Eligible

Shareholders who otherwise validly accept the Offers and elect the Share Alternative in respect of the tendered Shares but do not elect in the Letter of Transmittal to tender such Shares to Russel Metals under the Offers shall be deemed to have elected to tender such Shares to Russel Acquisition and will not qualify for a tax-deferred rollover. An Eligible Shareholder who elects the Share Alternative in respect of Shares and further elects to tender such Shares to Russel Metals may nevertheless be deemed to have tendered a portion of such Shares to Russel Acquisition for cash to the extent that proration of the Share Alternative is applicable. In such circumstances, those shares that are deemed tendered to Russel Acquisition for cash will not qualify for a tax-deferred rollover. See Section 22 of the Circular, "Principal Canadian Federal Income Tax Considerations".

A Shareholder who elects under the Share Alternative in the Letter of Transmittal to tender Shares to Russel Metals will be required to represent that the Shareholder is an Eligible Shareholder. In the event that the Offerors or Depositor have reason to question the Eligible Shareholder status of a Shareholder who has made such election, the Offerors and Depositary shall determine whether the Shareholder is an Eligible Shareholder and such determination shall be final and binding on all parties.

Proration

Shareholders who elect or are deemed to elect the Cash Alternative or the Combined Alternative will not, under any circumstance, be subject to proration and, accordingly, will be entitled to receive, on the terms and subject to the conditions of the Offers, $6.30 cash for each Share in respect of which the Cash Alternative has been or is deemed to have been elected and $4.60 cash and one-third of one Russel Metals Share for each Share in respect of which the Combined Alternative has been elected.

The maximum number of Russel Metals Shares available under the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction will be limited to 3,612,672 shares (the "Maximum Share Consideration"). The portion of the Maximum Share Consideration available under the Share Alternative and the Combined Alternative at each Take-up Date on which the Offerors take up Shares will be proportionate to the ratio of the number of Shares being taken up on such Take-up Date to the total number of Shares outstanding calculated on a partially-diluted basis (the "Maximum Take-up Date Share Consideration" in respect of such Take-up Date). If after taking into account the aggregate number of Russel Metals Shares that would otherwise be issuable on any particular Take-up Date to Shareholders who have elected the Share Alternative (the "Requested Number of Russel Metals Shares") or the Combined Alternative, the number of Russel Metals Shares so issued would exceed the Maximum Take-up Date Share Consideration, then the following prorating provisions will apply to each Shareholder that has elected the Combined Alternative or the Share Alternative:

(a) with respect to each Shareholder that has elected the Combined Alternative:

  (i) Russel Acquisition will first deliver to each such Shareholder such number of Russel Metals Shares as is equal to the product, rounded down to the nearest whole number, of (i) one-third and (ii) the number of Shares tendered under the Combined Alternative by such Shareholder; and

  (ii) Russel Acquisition will then pay to each such Shareholder an amount in cash equal to the product of (x) $4.60 and (y) the number of Shares tendered under the Combined Alternative by such Shareholder; and

(b) with respect to each Shareholder that has elected the Share Alternative:

  (i) the relevant Offeror will then deliver to each such Shareholder such number of Russel Metals Shares as is equal to the product, rounded down to the nearest whole number, of (i) 1.2353, (ii) the number of Shares tendered under the Share Alternative to such Offeror by such Shareholder, and (iii) a fraction (the "Share Prorating Factor"), the numerator of which is the Maximum Take-up Date Share Consideration minus the aggregate number of Russel Metals Shares allocated in (a) above and the denominator of which is the Requested Number of Russel Metals Shares; and

  (ii) Russel Acquisition will then pay to each such Shareholder a cash amount equal to the product of (x) $6.30, (y) the number of Shares tendered under the Share Alternative by such Shareholder and (z) the difference between one and the Share Prorating Factor, and where a Shareholder would have been entitled to receive a fraction of a Russel Metals Share but for the rounding referred to in paragraphs (a)(i) and (b)(i) above, the relevant Offeror will deliver to such Shareholder a cash amount equal to the product of (x) \$5.10 and (y) such fraction.

Each Shareholder who elected the Share Alternative will be deemed to have tendered (a) to the relevant Offeror, the number of Shares as is equal to the number of Shares actually tendered under the Share Alternative to such Offeror by such Shareholder multiplied by the Share Prorating Factor and (b) to Russel Acquisition, the number of Shares as is equal to the number of Shares actually tendered under the Share Alternative to such Offeror by such Shareholder multiplied by the difference between one and the Share Prorating Factor.

Other

No fractional Russel Metals Shares will be issued pursuant to the Offers. In lieu of fractional Russel Metals Shares, a shareholder accepting the Offers who would otherwise receive a fraction of a Russel Metals Share will receive a cash payment determined on the basis of \$5.10 for each whole Russel Metals Share.

The accompanying Circular, Letters of Transmittal and Notices of Guaranteed Delivery, which are incorporated into and form part of the Offers, contains important information which should be read carefully before making a decision with respect to the Offers. The accompanying Definitions are also incorporated by reference into and form part of the Offers.

2. Time for Acceptance

The Offers for the Class A Shares and the Class B Shares are open for acceptance for the period commencing on the date hereof and ending at 5:02 p.m. (Montreal time) on July 3, 2003, or such later time or times and date or dates as may be fixed by the Offerors from time to time pursuant to Section 5 of the Offers, "Extension, Variation or Change in the Offers", unless withdrawn by the Offerors.

The Offers for the 8% Debentures and the 7.25% Debentures are open for acceptance for the period commencing on the date hereof and ending at 5:01 p.m. (Montreal time) on July 3, 2003, or such later time or times and date or dates as may be fixed by the Offerors from time to time pursuant to Section 5 of the Offers, "Extension, Variation or Change in the Offers", unless withdrawn by the Offerors.

3. Manner of Acceptance

Letter of Transmittal

The Offers may be accepted by delivering to the Depositary at any of its offices listed in the Letters of Transmittal accompanying the Offers (printed on blue paper for the Shares and on yellow paper for Debentures), so as to arrive there not later than the relevant Expiry Time:

(a) certificate(s) representing the Shares and/or Debentures in respect of which an Offer is being accepted;

(b) a Letter of Transmittal in the appropriate form accompanying the Offers or a manually executed facsimile thereof duly completed and executed as required by the instructions and rules set out in the applicable Letter of Transmittal; and

(c) any other relevant documents required by the instructions and rules set out in the applicable Letter of Transmittal.

Except as otherwise provided in the instructions and rules set out in the Letters of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder or Debentureholder wishes to deposit Shares or Debentures pursuant to the Offers and (i) the certificate(s) representing the Shares or Debentures are not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at, or prior to, the Expiry Time, those Shares or

Debentures may nevertheless be deposited validly under the Offers provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery in the appropriate form accompanying the Offers or a facsimile thereof, properly completed and executed, is received by the Depositary at the Toronto office of the Depositary at or prior to the relevant Expiry Time as set forth in the accompanying Notice of Guaranteed Delivery; and

(c) the certificate(s) representing deposited Shares or Debentures, in proper form for transfer, together with a Letter of Transmittal or a facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the relevant Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying certificate(s) must be delivered to the Toronto office of the Depositary as set forth in the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery (printed on green paper for the Shares and on pink paper for Debentures) may be delivered by hand or transmitted by facsimile transmission or mailed to the office of the Depositary in Toronto as specified in the relevant Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the relevant Notice of Guaranteed Delivery.

Holdco Alternative

Subject to any required regulatory approvals, any Indirect Holder who holds Shares indirectly through a Holdco may accept the Offers for the Shares by selling to the Offerors all the outstanding shares of such Holdco (the "Holdco Shares") in exchange for the consideration which such Holdco would have been entitled to receive if the Shares held by such Holdco had been deposited by such Holdco to the Offers and acquired directly by the Offerors pursuant to the Offers. Each Indirect Holder will be entitled to elect the Cash Alternative, the Share Alternative or the Combined Alternative and may elect to tender different portions of the Holdco Shares owned by it to any of the Cash Alternative, the Share Alternative or the Combined Alternative. Indirect Holders who fail to properly elect the Cash Alternative, the Share Alternative or the Combined Alternative will be deemed to have elected the Cash Alternative in respect of all of the Holdco Shares owned by them and to have tendered such Holdco Shares to Russel Acquisition. All cash and/or share consideration payable under the Cash Alternative or the Combined Alternative will be paid in respect of acquisitions of Holdco Shares by Russel Acquisition and all Russel Metals Shares payable under the Share Alternative or will be paid in respect of acquisitions of Holdco Shares by either Russel Metals or Russel Acquisition, depending on whether the Indirect Holder is an Eligible Shareholder who elects to tender Holdco Shares to Russel Metals under the Share Alternative. In order to use the Holdco Alternative, an Indirect Holder and such Indirect Holder's Holdco must (i) jointly elect in respect of all of the Shares held by such Holdco, by notice in writing to the Offerors and (ii) enter into a Holdco Agreement with the Offerors not less than three days prior to the Share Offers Expiry Time. The Holdco Agreement will contain such representations and warranties, terms, conditions and indemnities as the Offerors may reasonably request, as well as the requirement for such Indirect Holder to arrange for the provision of a legal opinion of such Indirect Holder's legal counsel in form satisfactory to the Offerors, acting reasonably, in connection with the closing of the purchase and sale of such Holdco Shares. The obligation of the Offerors to complete the purchase of the Holdco Shares pursuant to the Holdco Agreement will be subject to the same conditions, subject to any appropriate conforming changes, as those set out in Section 4 of the Offers, "Conditions of the Offers".

The Holdco Agreement will provide that the closing of the purchase and sale of the Holdco Shares will be completed in escrow (the "Escrow Holdco Closing") no more than two business days prior to the Share Offers Expiry Time and become effective at the time at which the Offerors take up and pay for Shares deposited under the Offers. At the Escrow Holdco Closing, the Indirect Holder will be required to deliver certificates representing the Holdco Shares as well as all other documents reasonably required by the Offerors to be delivered by such Indirect Holder pursuant to the Holdco Agreement.

All documents delivered at the Escrow Holdco Closing will be held in escrow by the Depositary until such time as the Offerors take up and pay for Shares deposited under the Offers and the Shares held by a Holdco in respect of which a Holdco Agreement has been entered into will be deemed to have been validly tendered to the Offers for all purposes of the Offers. For purposes of these Offers and the Circular, unless the context otherwise requires, all references to the deposit or withdrawal of Shares pursuant to the Offers and all references to the Offerors taking up and paying for any Shares pursuant to the Offers shall be deemed to include, respectively, the deposit or withdrawal of, and the Offerors taking up and paying for, Holdco Shares pursuant to a Holdco Agreement.

General

In all cases, payment for Shares or Debentures deposited and taken up by the Offerors will be made only after timely receipt by the Depositary of the certificate(s) representing the Shares or Debentures, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering such Shares or Debentures with the signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of certificate(s) representing Shares or Debentures, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents. The Offerors recommend that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Shareholders and Debentureholders whose Shares or Debentures are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offers.

The execution of a Letter of Transmittal irrevocably appoints certain officers of the Offerors, and each of them, and any other person designated by the Offerors in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Shares or Debentures covered by the Letter of Transmittal with respect to Shares or Debentures registered in the name of the holder on the securities registers maintained by Leroux and deposited pursuant to the Offers and purchased by the Offerors (the "Purchased Securities"), and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, accrued, issued, distributed, made or transferred (collectively, "distributions") on or in respect of the Purchased Securities on or after April 15, 2003 (the date of the announcement of the Offers), other than the Scheduled May 29, 2003 Distribution, (collectively, "distributions") with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Securityholder, to: (a) register or record the transfer of Purchased Securities and distributions consisting of securities on the appropriate registers of Leroux; (b) for so long as any such Purchased Securities are registered or recorded in the name of such Shareholders or Debentureholders, execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offerors, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offerors in respect of any Purchased Securities and distributions and to designate in any such instruments of proxy any person or persons as the proxyholder of such Shareholder or Debentureholder in respect of such Purchased Securities and distributions; (c) execute and negotiate any cheques or other instruments representing any such distributions payable to or to the order of the Shareholder or Debentureholder; and (d) exercise any rights of a holder of Shares or Debentures and any distributions with respect to such Purchased Securities and such distributions, all as set forth in the Letter of Transmittal.

The acceptance of the Offers pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder or the Debentureholder and the Offerors in accordance with the terms and conditions of the Offers.

Consent to Resolutions Amending Indentures

The execution of the Letter of Transmittal or a Notice of Guaranteed Delivery in respect of the Debentures by a Debentureholder is also such Debentureholder's written approval of a resolution, which shall become effective only at or after the Debenture Offers Expiry Time, authorizing Leroux and the Debenture Agent to enter into a supplemental indenture providing that the terms of the Debentures be amended so as to (i) disable the conversion feature of the Debentures; (ii) delete the condition for the redemption of the Debentures related to the weighted average trading price of the Class B Shares such that the Debentures will be redeemable at the option of Leroux at any time at a redemption price equal to par plus accrued and unpaid interest; and (iii) delete the covenant that would obligate Leroux to maintain the listing of the Class B Shares on a stock exchange (collectively, the "Indenture Amendments"). Thereafter, the Offerors may, but shall not be obliged to, cause Leroux to redeem the Debentures. See Section 17 of the Circular "Acquisition of Shares and Debentures Not Deposited".

Depositing Shareholders' and Debentureholders' Representations and Warranties

All Shareholders and Debentureholders depositing Shares or Debentures pursuant to the Offers must have full power and authority to sell, assign and transfer the Shares or Debentures to the Offerors. Shareholders and Debentureholders depositing Shares or Debentures pursuant to the Offers must have good title to their Shares or Debentures free and clear of all liens, restrictions, charges, encumbrances, claims and equities. The deposit of Shares or Debentures pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder or Debentureholder and the Offerors upon the terms and subject to the conditions of the Offers, including the depositing Shareholder's or Debentureholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Shares or Debentures being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Shares or Debentures to any other person; (ii) such Shareholder or Debentureholder depositing the Shares or Debentures, or on whose behalf such Shares or Debentures are being deposited, has good title to and is the beneficial owner of the Shares or Debentures (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Shares or Debentures complies with applicable securities laws; and (iv) when such Shares or Debentures are taken up and paid for by the applicable Offeror, such Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares or Debentures deposited pursuant to the Offers will be determined by the Offerors in their sole discretion. Depositing Shareholders and Debentureholders agree that such determination shall be final and binding. The Offerors reserve the absolute right to reject any and all deposits which they determine not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offerors reserve the absolute right to waive any defects or irregularities in the deposit of any Shares or Debentures. There shall be no duty or obligation on the Offerors, the Dealer Manager, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offerors' interpretation of the terms and conditions of the Offers, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery will be final and binding.

The Offerors reserve the right to permit the Offers to be accepted in a manner other than that set out above.

4. Conditions of the Offers

Offers to Acquire the Class A Shares, the 8% Debentures and the 7.25% Debentures

The Offerors will have the right to withdraw any one or more of the Offers to acquire the Class A Shares, the 8% Debentures and the 7.25% Debentures and not take up and pay for, or extend the period of time during which any such Offer is open and postpone taking up and paying for, any Class A Shares or Debentures deposited under any such Offer unless all of the following conditions are satisfied or waived by the Offerors at or prior to the relevant Expiry Time:

(a) in the case of the Offer to acquire the Class A Shares:

(i) there shall have been validly deposited under the relevant Offers and not withdrawn as at the Share Offers Expiry Time: (A) such number of Class A Shares as represents at least 66⅔% of the Class A Shares outstanding; and (B) such number of Class B Shares as, together with the Class B Shares then held by the Offerors, represents at least 66⅔% of the Class B Shares outstanding on a partially-diluted basis; and

(ii) there shall have been validly deposited under the relevant Offers and not withdrawn as at the Debenture Offers Expiry Time: (A) such aggregate principal amount of 8% Debentures as represents at least 66⅔% of the aggregate principal amount of 8% Debentures outstanding; and (B) such aggregate principal amount of 7.25% Debentures as represents at least 66⅔% of the aggregate principal amount of 7.25% Debentures outstanding;

(b) in the case of the Offers to acquire the 8% Debentures and the 7.25% Debentures, there shall have been validly deposited under the relevant Offers and not withdrawn as at the Debenture Offers Expiry Time: (i) such number of Class A Shares as represents at least 66⅔% of the Class A Shares outstanding; (ii) such number of Class B Shares as, together with the Class B Shares then held by the Offerors, represents at least 66⅔% of the Class B Shares outstanding on a partially-diluted basis; (iii) such aggregate principal amount of 8% Debentures as represents at least 66⅔% of the aggregate principal amount of 8% Debentures outstanding; and (iv) such aggregate principal amount of 7.25% Debentures as represents at least 66⅔% of the aggregate principal amount of 7.25% Debentures outstanding;

(c) all of the outstanding options to purchase Shares shall have been either exercised, surrendered or terminated or otherwise dealt with in a manner satisfactory to the Offerors;

(d) all requisite regulatory consents, approvals, reviews or decisions (including, without limitation, those of any securities regulatory authorities) which are necessary in connection with the Offers shall have been obtained or concluded on terms satisfactory to the Offerors and all waiting periods imposed by applicable law shall have expired or been terminated;

(e) without limiting the scope of the condition in paragraph (d), (i) the Commissioner of Competition shall have issued an Advance Ruling Certificate under section 102 of the *Competition Act* in respect of the purchase of the Securities by the Offerors or (ii) the waiting period under Part IX of the *Competition Act* shall have expired or have been waived and the Offerors shall be satisfied that the Commissioner of Competition does not intend to oppose the purchase of the Securities and shall not have made or threatened to make an application under Part VIII of the *Competition Act* in respect of the purchase of the Securities by the Offerors;

(f) (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

    (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offerors of the Securities or the right of the Offerors to own or exercise full rights of ownership of the Securities; or

    (B) which, if the Offers were consummated, could adversely affect Leroux and its subsidiaries, associates or entities in which it has a direct or indirect material interest (collectively, "entities"), considered individually or on a consolidated basis, the value of the Securities to the Offerors, or their ability to effect a Compulsory Acquisition, a Subsequent Acquisition Transaction or the Indenture Amendments;

(g) there shall not exist any prohibition at law against the Offerors making the Offers or taking up and paying for any Securities deposited under the Offers or completing any Compulsory Acquisition or Subsequent Acquisition Transaction or the Indenture Amendments;

(h) the Offerors shall have determined that neither Leroux nor any of its entities has taken any action, or disclosed any previously undisclosed action taken by them, and no other party shall have taken any action, that might make it inadvisable for the Offerors to proceed with the Offers or to take up and pay for Securities deposited under the Offers; and

(i) there shall not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs, or prospects of Leroux or any of its entities.

The foregoing conditions are for the exclusive benefit of the Offerors and may be asserted by the Offerors at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offerors. Except as set out below, the Offerors may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the relevant Expiry Times, without prejudice to any other rights which the Offerors may have. Furthermore, the Offerors may waive any of the foregoing conditions in whole or in part in respect of any one or more of the Offers without waiving such condition in respect of any one or more other Offers, in which case such waiver will be effective only in respect of the Offer or Offers so specified by the Offerors. The failure by the Offerors at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Offer to Acquire the Class B Shares

The Offerors will have the right to withdraw the Offer to acquire the Class B Shares and not take up and pay for, or extend the period of time during which such Offer is open and postpone taking up and paying for, any Class B Shares deposited under such Offer unless, at the Share Offers Expiry Time, Class A Shares have previously been taken up or are then being taken up under the Offer to purchase the Class A Shares or the Offerors have waived such condition.

The foregoing condition is for the exclusive benefit of the Offerors and may be asserted by the Offerors at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offerors. Except as set out below, the Offerors may waive the foregoing condition in whole or in part at any time and from time to time, both before and after the Share Offers Expiry Time, without prejudice to any other rights which the Offerors may have. The failure by the Offerors at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

General

Any waiver of a condition in respect of one or more Offers or the withdrawal of one or more Offers will be effective upon written notice or other communication confirmed in writing by either Offeror to that effect to the Depositary at its principal office in Toronto. The Offerors, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders and/or Debentureholders, as applicable, in the manner set forth in Section 10 of the Offers, "Notices and Delivery", and will provide a copy of the aforementioned notice to the TSX. If one or more Offers is withdrawn, the Offerors will not be obligated to take up or pay for any Shares or Debentures deposited under the Offers(s) and the Depositary will promptly return all certificate(s) representing deposited Shares and/or Debentures, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

Any determination by the Offerors concerning the events described in this Section 4 will be final and binding upon all parties.

5. Extension, Variation or Change in the Offers

The Offers to acquire the Class A Shares and the Class B Shares are open for acceptance until, but not after, the Share Offers Expiry Time. The Offers to acquire the 8% Debentures and the 7.25% Debentures are open for acceptance until, but not after, the Debenture Offers Expiry Time.

The Offerors reserve the right, in their sole discretion, at any time and from time to time while any Offer is open for acceptance, to extend the Expiry Time of such Offer or to vary the Offer by giving written notice or other communication (confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offers, "Notices and Delivery", to all holders of the class or classes of Shares and/or Debentures that are subject to such Offer that have not been taken up prior to the extension or variation, if required by applicable law. The Offerors shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary in writing at its principal office in Toronto.

Except for a variation in the terms of one or more Offers consisting solely of a waiver of a condition, where the terms of an Offer are varied, the Offer so varied will not expire before 10 days after the notice of such variation has been given to the holders of the Securities that are the subject of such Offer, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

If before the Expiry Time in respect of any Offer or after the Expiry Time in respect of such Offer but before the expiry of all rights of withdrawal with respect to such Offer, a change occurs in the information contained in the Offers or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a holder of the Securities that are the subject of such Offer to accept or reject the Offer (other than a change that is not within the control of the Offerors or of an affiliate of either Offeror), the Offerors will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary, at the expense of the Offerors, to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offers, "Notices and Delivery", to all holders of such Securities that have not been taken up under the relevant Offer at the date of the occurrence of the change, if required by applicable law. As soon as practicable after giving notice of a change in information to the Depositary, the Offerors will make a public announcement of the change in information and will provide a copy of the notice thereof to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto.

Notwithstanding the foregoing, an Offer may not be extended by the Offerors if all of the terms and conditions of the Offer, except those waived by the Offerors, have been fulfilled or complied with unless the Offerors first take up and pay for all Securities deposited under the Offer and not withdrawn.

During any such extension or in the event of any variation or change in information, all Shares or Debentures previously deposited and not taken up or withdrawn will remain subject to the Offers and may be accepted for purchase by the Offerors in accordance with the terms hereof, subject to Section 8 of the Offers, "Withdrawal of Deposited Shares and Debentures". An extension of the Expiry Time in respect of any Offer or Offers, a variation of one or more Offers or a change in information does not constitute a waiver by the Offerors of their rights under Section 4 of the Offers, "Conditions of the Offers". If the consideration being offered under the Offer for any class of Securities is increased, the increased consideration will be paid to all depositing holders of such class of Securities whose Securities of such class are taken up under such Offer.

6. Payment for Deposited Shares and Debentures

If all conditions referred to in Section 4 of the Offers have been fulfilled or waived by the Offerors at the Expiry Time for any Offer, the Offerors will take up Securities validly deposited under such Offer and not withdrawn not later than 10 days after the Expiry Time. Any Securities taken up will be paid for as soon as possible, and in any event not later than the earlier of three days after they are taken up and 10 days after the relevant Expiry Time. Any Securities deposited pursuant to an Offer after the first date on which Securities have been taken up and paid for by the Offerors under such Offer will be taken up and paid for within 10 days of such deposit.

Subject to applicable law, the Offerors expressly reserve the right in their sole discretion to delay taking up and paying for any Shares or Debentures or to terminate one or more Offers and not take up or pay for any Shares or Debentures if any condition specified in Section 4 of the Offers, "Conditions of the Offers", in respect of such Offer is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto. The Offerors also expressly reserve the right, in their sole discretion and notwithstanding any other condition of the Offers, to delay taking up and paying for Shares or Debentures in order to comply, in whole or in part, with any applicable law. The Offerors will not, however, take up and pay for any Securities deposited under any particular Offer unless they simultaneously take up and pay for all Securities then validly deposited under such Offer. The Offerors will be deemed to have taken up and accepted for payment Shares and Debentures validly deposited pursuant to the Offers and not withdrawn if, as and when the Offerors give written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto to that effect.

The Offerors will pay for Shares and Debentures validly deposited under the Offers and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders and Debentureholders and by providing the Depositary with sufficient certificates representing the Russel Metals Shares then issuable for transmittal to the depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offerors or the Depositary to persons depositing Shares or Debentures on the purchase price of Shares or Debentures purchased by the Offerors, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Shares or Debentures in acceptance of the Offers for the purposes of receiving payment from the Offerors and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt thereof by persons depositing Shares or Debentures.

Settlement with each Shareholder or Debentureholder who has deposited Shares or Debentures under the Offers will be made by the Depositary forwarding a cheque, payable in Canadian funds, by first class insured mail, postage prepaid, representing the cash to which the depositing Shareholder or Debentureholder is entitled and/or a certificate representing the Russel Metals Shares to which the depositing Shareholder is entitled provided that, in the case of the Russel Metals Shares, the person is a resident of a province or territory of Canada or another jurisdiction in which the Russel Metals Shares may be lawfully delivered without further action by the Offerors. Subject to the foregoing and unless otherwise directed by the relevant Letter of Transmittal, the cheques and certificates representing Russel Metals Shares will be issued in the name of the registered holder of the Shares or Debentures so deposited. Unless the person depositing the Shares or Debentures instructs the Depositary to hold the cheque and/or the certificate representing the Russel Metals Shares for pick-up by checking the appropriate box in the relevant Letter of Transmittal, the cheque and/or certificate will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders or Debentureholders maintained by Leroux. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

7. Return of Shares or Debentures

Any deposited Shares or Debentures that are not taken up by the Offerors pursuant to the terms and conditions of the Offers will be returned, at the expense of the Offerors, to the depositing Shareholder or Debentureholder as soon as practicable after the relevant Expiry Time or the withdrawal or early termination of the relevant Offer, by sending certificate(s) representing Shares or Debentures not purchased by first class insured mail to the address of the depositing Shareholder or Debentureholder specified in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the appropriate securities register of Leroux.

8. Withdrawal of Deposited Shares and Debentures

Except as otherwise stated in this Section 8, all deposits of Shares and Debentures pursuant to the Offers are irrevocable. Unless otherwise required or permitted by applicable law, any Shares or Debentures deposited in acceptance of the Offers may be withdrawn by or on behalf of the depositing Shareholder or Debentureholder:

(a) at any time where such Shares or Debentures have not been taken up by the Offerors;

(b) at any time before the expiration of 10 days from the date upon which either:

   (i) a notice of change relating to a change which has occurred in the information contained in the Offers or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder or Debentureholder to accept or reject the relevant Offer (other than a change that is not within the control of the Offerors or of an affiliate of either of the Offerors, unless it is a change in a material fact relating to the Russel Metals Shares) in the event that such change occurs before the relevant Expiry Time or after the relevant Expiry Time but before the expiry of all rights of withdrawal in respect of the relevant Offer; or

   (ii) a notice of variation concerning a variation in the terms of the relevant Offer (other than a variation consisting solely of an increase in the consideration offered for the class of Securities that is the subject of such Offer where the relevant Expiry Time is not extended for more than 10 days),

   is mailed, delivered or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Securities have not been taken up by the Offerors at the date of the notice; or

(c) if the Shares or Debentures have not been paid for by the Offerors within three business days after having been taken up.

In order for any withdrawal to be made, notice of the withdrawal (a "Notice of Withdrawal") must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit of the Shares or Debentures (or applicable Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such Notice of Withdrawal must be: (i) signed by or on behalf of the person who signed the applicable Letter of Transmittal that accompanied the Shares or Debentures to be withdrawn (or the applicable Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Shares or Debentures to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares or Debentures to be withdrawn. Any signature on a Notice of Withdrawal must be guaranteed by an Eligible Institution in the same manner as in the applicable Letter of Transmittal (as described in the instructions set out in such Letter of Transmittal), except in the case of Shares or Debentures deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and executed Notice of Withdrawal. None of the Depositary, the Offerors or any other person will be under any duty or obligation to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offerors in their sole discretion, and such determination will be final and binding.

If the Offerors are delayed in taking up or paying for Securities or are unable to take up or pay for Securities for any reason, then, without prejudice to the Offerors' other rights, Securities deposited under the Offers may be retained by the Depositary on behalf of the Offerors and such Securities may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable law.

Any Securities withdrawn will be deemed not validly deposited for the purposes of the Offers, but may be re-deposited at any subsequent time prior to the relevant Expiry Time by following any of the procedures described in Section 3 of the Offers, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Securityholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 24 of the Circular, "Statutory Rights".

9. Dividends and Distribution; Liens

If, on or after the date of the Offers, Leroux should split, combine or otherwise change any of the Shares or its capitalization, or the terms of the Debentures, or shall disclose that it has taken any such action, then the Offerors may, in their sole discretion, make such adjustments as they consider appropriate to the purchase price and other terms of the Offers (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such split, combination or other change.

Shares and Debentures acquired pursuant to the Offers shall be transferred to the Offerors free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after April 15, 2003 (being the date of the announcement of the Offers) on or in respect of the Shares and Debentures other than the Scheduled May 29, 2003 Distribution. If, on or after April 15, 2003, Leroux should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Shares or Debentures, which is or are payable or distributable to Shareholders or Debentureholders of record on a date prior to the transfer to the name of the Offerors or their nominees or transferees on Leroux's transfer register of Shares or Debentures accepted for purchase pursuant to the Offers, other than the Scheduled May 29, 2003 Distribution then: (i) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholder or Debentureholder for the account of the Offerors until the Offerors pay for such Shares or Debentures, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Share or Debenture pursuant to the Offers, the purchase price per Share or Debenture will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Share or Debenture pursuant to the Offers, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder or Debentureholder for the account of the Offerors and shall be required to be promptly remitted and transferred by the depositing Shareholder or Debentureholder to the Depositary for the account of the Offerors, accompanied by appropriate documentation of transfer. Pending such remittance, the Offerors will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offerors pursuant to the Offers or deduct from the purchase price payable by the Offerors pursuant to the Offers the amount or value thereof, as determined by the Offerors in their sole discretion.

10. Notices and Delivery

Without limiting any other lawful means of giving notice, any notice to be given to Shareholders or Debentureholders by the Offerors or the Depositary pursuant to the Offers will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders and/or Debentureholders at their respective addresses as shown on the security registers of Leroux and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders or Debentureholders and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, the Offerors intend to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offerors or the Depositary may give or cause to be given to Securityholders under the Offers will be deemed to have been properly given and to have been received by Securityholders if it is given to the TSX for dissemination through its respective facilities and it is published once in the National Edition of *The Globe and Mail* or *The National Post* and in *La Presse*.

The Offers will be mailed to registered holders of Shares and Debentures and of securities convertible into or exchangeable or exercisable for Shares or Debentures, or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Offerors to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by the Depositary on behalf of Leroux in respect of the Shares and Debentures or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Shares or Debentures where such listings are received.

Wherever the Offers call for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offers call for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11. Mail Service Interruption

Notwithstanding the provisions of the Offers, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offerors determine that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Shares and/or Debentures were originally delivered upon application to the Depositary until such time as the Offerors have determined that delivery by mail will no longer be delayed. The Offerors shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offers, "Notices and Delivery". Notwithstanding Section 6 of the Offers, "Payment for Deposited Shares and Debentures", cheques, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Securityholder at the appropriate office of the Depositary and payment shall be deemed to have been made immediately upon such deposit.

12. Market Purchases

Subject to applicable law, the Offerors reserve the right to, and may, purchase Shares or Debentures by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will the Offerors make any such purchases of Shares or Debentures through the facilities of the TSX until the third clear trading day following the date of the Offers. The aggregate number of Shares and Debentures acquired by the Offerors through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Class A

Shares, 5% of the outstanding Class B Shares, 5% of the outstanding 8% Debentures and 5% of the outstanding 7.25% Debentures as of the date of the Offers and the Offerors will issue and file a news release forthwith after the close of business of the TSX on each day on which such Shares or Debentures are purchased.

Although the Offerors have no present intention to sell Shares or Debentures taken up under the Offers, they reserve the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Times to sell any of such Shares or Debentures after the Expiry Times.

13. Other Terms of the Offers

The Offers and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offers unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offerors or the Depositary not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. Except as expressly set out herein, no broker, dealer or other person should be considered to be the agent of the Offerors or the Depositary for any purpose.

The provisions of the Definitions, the Summary, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery accompanying the Offers, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offers.

The Offerors, in their sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offers, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery, the validity of any acceptance of the Offers and the validity of any withdrawal of Shares or Debentures.

The Offers are not being made to, nor will deposits be accepted from or on behalf of, Shareholders or Debentureholders residing in any jurisdiction in which the making of the Offers or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offerors may, in their sole discretion, take such action as they may deem necessary to make the Offers in any such jurisdiction and extend the Offers to Shareholders or Debentureholders in any such jurisdiction.

The accompanying Circular, together with the Offers, constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offers.

RUSSEL METALS INC.

By: [signature]
Edward M. Siegel, Jr.
President and Chief Executive Officer

RUSSEL ACQUISITION INC.

By: [signature]
Edward M. Siegel, Jr.
President and Chief Executive Officer

DATED: May 14, 2003.

CIRCULAR

This Circular is furnished in connection with the accompanying Offers by the Offerors dated May 14, 2003 to purchase all of the issued and outstanding Shares (including Shares which may become outstanding on the exercise of options or rights to acquire shares) and Debentures. The terms and provisions of the Offers are incorporated into and form part of this Circular and Shareholders should refer to the Offers for details of the terms and conditions of the Offers, including details as to payment and withdrawal rights. Terms defined in the Offers or in the accompanying Definitions and not defined in this Circular have the same meanings herein as therein unless the context otherwise requires.

The information concerning Leroux contained in the Offers and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities administrators and other public sources. Although the Offerors have no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, the Offerors do not assume any responsibility for the accuracy or completeness of such information, or for any failure by Leroux to disclose, to the Offerors or publicly, events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offerors. Unless otherwise indicated, information concerning Leroux is given as at February 1, 2003.

1. Russel Metals and Russel Acquisition

Russel Metals is one of the largest metals distribution and processing companies in North America based on revenues and tons sold. Russel Metals conducts its distribution business primarily in three metal distribution segments: service centers; energy sector pipe, tube, valves and fittings; and import/export.

Russel Metals operates one of the two largest service center operations in Canada based on revenue and tons sold. During 2002, Russel Metals provided processing and distribution services to a broad base of approximately 15,000 end users through a network of 42 Canadian and 4 U.S. locations. Russel Metals' network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals' service centers purchase these products primarily from steel producers in North America and package them in accordance with end user specifications. End users typically require products in quantities that are smaller than the economic minimum order quantities available from producers, specialized processing services, a commitment to meet just-in-time delivery and flexibility to meet their changing product and manufacturing requirements. Russel Metals' service center operations service all major geographic regions of Canada and certain regions in the United States and accounted for $750.9 million, or 53%, of its total revenue in 2002.

Russel Metals' energy sector distribution operations carry a more specialized and limited product line than the service centers and sell to a smaller energy-sector customer base. These operations distribute pipe, tube, valves and fittings primarily to the energy sector, from 5 Canadian and 2 U.S. locations. Russel Metals' energy sector distribution operations accounted for $289.6 million, or 21% of its total revenue in 2002.

Russel Metals' import/export business exports North American steel products to international end users and imports foreign steel products into Canada and the United States. Russel Metals specializes in the import into North America of carbon steel plate, beams, channel, flat rolled products, rails and pipe products. Russel Metals' import/export operations accounted for $348.1 million, or 25%, of its total revenue in 2002 and management believes that Russel Metals' import/export operation is one of the largest and most successful independent steel importers in North America.

The Russel Metals Shares are listed on the TSX under the symbol RUS.

Russel Acquisition was incorporated under the laws of Québec on April 15, 2003 and is a wholly-owned subsidiary of Russel Metals. Russel Acquisition has not carried on any business prior to the date hereof other than in respect of matters directly relating to the making of the Offers. The registered office of Russel Acquisition is located at 1501 McGill College Avenue, 26th Floor, Montreal, Québec.

2. Leroux

Leroux has stated that it is one of the largest steel distributors in Eastern Canada, specializing in the procurement, warehousing, processing and distribution of some 3,000 steel products through service centers. Leroux operates 25 service centers with warehousing space in markets in Eastern Canada and the Northeastern and Central United States.

Leroux was incorporated under Part I of the QCA in April of 1928 under the corporate name of André Leroux et Fils Limitée. In 1980, Leroux changed its corporate name to Acier Leroux inc. On June 3, 1985, Leroux was continued under Part IA of the QCA.

The authorized capital of Leroux consists of an unlimited number of Class A multiple voting shares, an unlimited number of Class B subordinate voting shares and an unlimited number of preferred shares. Based on publicly available information, there were 3,550,567 Class A Shares, 6,918,446 Class B Shares and no preferred shares issued and outstanding as at March 18, 2003. Each of the issued and outstanding Class A Shares carries 10 votes whereas each issued and outstanding Class B Share carries one vote. The Class A Shares and the Class B Shares have the same rights in every other respect except that the Class A Shares are convertible into Class B Shares on a one-for-one basis at the option of the holder. The Class A Shares and Class B Shares are listed on the TSX under the symbols LER.A and LER.B, respectively.

On July 21, 1994, Leroux issued 8% unsecured subordinated debentures with a par value of $8,158,000 convertible into Class B Shares at a price of $7.00 per share, and maturing on August 4, 2004. On May 16, 1996, Leroux issued an aggregate amount of $19,000,000 in 7.25% unsecured subordinated debentures convertible into Class B Shares at a price of $7.75 per share and maturing on May 29, 2006. Based on publicly available information, there was $7,658,800 aggregate principal amount of 8% Debentures and $11,184,500 aggregate principal amount of 7.25% Debentures outstanding as at March 18, 2003. The 8% Debentures and the 7.25% Debentures are listed on the TSX under the symbols LER.DB and LER.DB.A, respectively.

Leroux also maintains an incentive stock option plan for its officers, directors and key employees which covers the purchase of a maximum of 790,000 Class B Shares. To the best of the Offerors' knowledge, Leroux has granted options to purchase an aggregate of 369,000 Class B Shares to certain executive officers, directors and employees as at March 18, 2003.

For detailed information concerning Leroux and its business and financial affairs, reference is made to Leroux's annual report for the year ended November 2, 2002, Leroux's 2002 annual information form dated March 27, 2003, the management information circular of Leroux dated March 18, 2003 in respect of the annual meeting of Shareholders held on April 17, 2003 and the press releases and other public disclosure documents on the public file with the securities commissions and other similar regulatory authorities in Canada.

Pursuant to the provisions of the securities laws of certain provinces of Canada, the directors of Leroux must send a directors' circular to all Shareholders and Debentureholders in connection with the Offers, which circular, together with other information, must disclose any material changes in the affairs of Leroux subsequent to the date of the most recent published financial statements of Leroux.

3. Strategic Rationale for the Offers

The Russel Metals service center franchise in Canada is one of Russel Metals' key assets and forms a significant part of its largest operating segment, service centers. Currently, despite the breadth of its Canadian service center franchise, Russel Metals does not have a significant presence in the Province of Québec. The Leroux operations are also in the service center business segment, however, and if completed, the acquisition of Leroux will provide Russel Metals with a successful Québec operation and a presence in several new geographic regions within that province. In addition, the Leroux acquisition will add locations in the Maritimes and Ontario that will be complementary to and integrated into Russel Metals' existing overall operating structure. The U.S. operating segment of Leroux is unprofitable. These U.S. operations are classified as discontinued operations as Russel Metals intends to dispose of them subsequent to the successful completion of the Offers.

Russel Metals believes that operational and administrative synergies along with economies of scale will be achieved within the first year of ownership. This belief is derived in part from the geographic and business compatibility of the Leroux and Russel Metals operations. When Leroux is fully integrated, Russel Metals expects to realize annual savings in operating expenses in excess of $11 million. (See also "Cautionary Statement Regarding Forward-Looking Statements"). These savings will be generated primarily from the reduction of corporate and administrative overhead costs resulting from the elimination of duplicate management, employee and other costs in such departments as operations, facilities, administration and other support functions. In addition, Russel Metals believes that rationalization of the operations in Ontario will eliminate operating losses in that region and that the disposition of the U.S. operations will eliminate operating losses from those businesses.

Russel Metals does not expect any one-time charges to the statement of earnings associated with attaining these savings or effecting the rationalization of the balance sheet through the sale of fixed assets or excess inventory positions. As a result, the acquisition is expected to be immediately accretive to earnings with the full impact evident in fiscal 2004.

Russel Metals is committed to preserving the best of both companies during the integration and ensuring that the business and organizations of Leroux and Russel Metals will be combined in the best interest of all stakeholders.

See also "Selected Pro Forma Financial Information" in Section 7 below.

4. Background to the Offers

On March 17, 2003, a representative of Russel Metals met with Mr. Gilles Leroux to advise him of Russel Metals' proposal to make a cash offer to acquire all of the outstanding Shares and Debentures of Leroux if acceptable terms could be negotiated. Mr. Leroux is the Chairman, President and Chief Executive Officer of Leroux and beneficially owns or exercises control or direction over 2,547,895 Class A Shares and 8,100 Class B Shares and holds exercisable options to acquire 131,000 Class B Shares, representing approximately 24.8% of the outstanding Shares of Leroux and carrying approximately 59.9% of the votes attached to all outstanding Shares (in each case on a partially-diluted basis). Russel Metals indicated that it also intended to advise each of the other members of the Board of Directors of Leroux of its proposal.

During the following week, representatives of Russel Metals contacted each of the members of the Leroux Board of Directors to indicate its desire to make a cash offer to acquire the outstanding Securities. Among the directors contacted was Mr. Marcel Dutil, the Chairman and Chief Executive Officer of The Canam Manac Group Inc. ("Canam Manac"). Canam Manac beneficially owns or exercises control or direction over 6,800 Class A Shares and 1,229,300 Class B Shares, representing approximately 11.4% of the outstanding Shares of Leroux (on a partially-diluted basis), and owns all of the equitable interest in approximately 699,831 of the Class A Shares control over which is exercised by Mr. Leroux.

Discussions among Russel Metals, Mr. Leroux and Canam Manac continued over the next several weeks, during which time Russel Metals indicated the price it would be prepared to offer for the Securities, subject to limited due diligence and to the negotiation of definitive Lock-Up Agreements and related documentation, and Mr. Leroux and Mr. Dutil on behalf of Canam Manac indicated that they would be prepared to tender their Securities to such a transaction, subject to Russel Metals making available on acceptable terms an option to acquire a limited number of Russel Metals Shares under the offers and also subject to the negotiation of satisfactory documentation. On April 9, 2003, Russel Metals and Leroux entered into a confidentiality agreement pursuant to which Leroux agreed to make available to Russel Metals certain non-public information of Leroux. Between April 9, 2003 and April 14, 2003, Russel Metals completed its limited due diligence investigation of Leroux and the terms of the Lock-Up Agreements, the Standstill Agreements and Non-Competition Agreement were negotiated. See Section 5 of the Circular, "Agreements Relating to the Offers".

On April 15, 2003, the Lock-Up Agreements were executed and Russel Metals' intention to make the Offers was publicly announced.

5. Agreements Relating to the Offers

Lock-Up Agreements

The material terms and provisions of the Lock-Up Agreements entered into by Russel Metals with the Selling Securityholders and Mr. Marcel Dutil on April 15, 2003 are summarized below. The Selling Securityholders collectively own and control, or hold securities, options or rights representing (on a partially-diluted basis) 2,554,695 Class A Shares, 1,368,400 Class B Shares and $5,500 aggregate principal amount of 8% Debentures (collectively, the "Locked-Up Securities"), representing approximately 72.0% of the outstanding Class A Shares, 18.8% of the outstanding Class B Shares (calculated on a partially-diluted basis) and 0.07% of the outstanding 8% Debentures. The following description of the Lock-Up Agreements is a summary only and is qualified in its entirety by the terms of those agreements.

Under the terms of the Lock-Up Agreements, the Selling Securityholders agreed to deposit or cause to be deposited to the Offers all of the Locked-Up Securities owned by them as soon as reasonably practicable but in any event not later than five business days after the date of mailing of the Offers and Circular. With respect to options held by Mr. Leroux, he has agreed to exercise such options and tender the Shares issuable upon the exercise thereof to the Offers not later than the second business day prior to the Share Offers Expiry Time. The Selling Securityholders agreed not to withdraw their deposited Locked-Up Securities from the Offers except as provided in the Lock-Up Agreements. Each of the Selling Securityholders also agreed to enter into a Standstill Agreement with Russel Metals on the terms described under "— Standstill Agreements" below and Mr. Gilles Leroux agreed to enter into a Non-Competition Agreement with Russel Metals on the terms described under "— Non-Competition Agreement" below.

If prior to the Share Offers Expiry Time a competing offer to acquire the Shares (a "Competing Offer") is made having a value per Share that exceeds $7.25 per Share and the Offerors do not amend the terms of the Offers within five business days thereafter to provide for consideration per Share that is at least equivalent to such Competing Offer, no Selling Securityholder will be entitled to withdraw his or its Securities from the Offers but the Offerors shall be required to tender to the Competing Offer all Shares acquired by them from each Selling Securityholder and each Selling Securityholder will be entitled to receive from the Offerors a per Share cash amount equal to the amount by which the value of the per Share consideration received by the Offerors pursuant to such Competing Offer exceeds $7.25, net of such portion of all commissions required to be paid by the Offerors to monetize any non-cash consideration and any taxes paid or payable by the Offerors in respect of its receipt of such consideration as relate to the amount by which the consideration received under the Competing Offer exceeded $7.25.

Each of the Selling Securityholders and Mr. Dutil has agreed in the Lock-Up Agreements that during the period commencing on the date of the Lock-Up Agreements and continuing until the expiry or termination of the Offers:

(a) except to the extent expressly permitted under such agreements, neither he nor it will take any act, directly or indirectly, which may in any way adversely affect the success of the Offers or the purchase of any Securities under the Offers;

(b) he and it will immediately cease and cause to be terminated any existing discussions with any parties (other than Offerors and their affiliates) with respect to any Acquisition Proposal (as defined below); and

(c) neither he nor it will (i) directly or indirectly, make, solicit, initiate or encourage inquiries from or submission of proposals or offers from any other person, corporation, partnership or other business organization whatsoever (including any of its officers or employees) relating to any liquidation, dissolution, recapitalization, merger, amalgamation, purchase or other acquisition of all or a material portion, on a consolidated basis, of the assets of, or any equity interest in, Leroux or any person, company, partnership, joint venture or other business organization in which Leroux has an interest (the "Subsidiaries") or other similar transaction or business combination involving Leroux or any of its Subsidiaries (any such proposal or offer, an "Acquisition Proposal") or (ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing.

Nothing contained in the Lock-Up Agreements prevents Mr. Leroux or Mr. Dutil from responding in their capacities as directors of Leroux to any *bona fide* Acquisition Proposal made by a third party to Leroux or the Leroux Board of Directors after the date of the Lock-Up Agreements that was not solicited after such date and providing all relevant information to such third party (subject to the execution by such third party of a confidentiality agreement satisfactory to the Offerors), provided that the Leroux Board of Directors has determined in good faith (after consultation with its financial advisors and after determining, with the written advice of outside counsel, that the Board of Directors is required to do so in order to properly discharge its fiduciary duties) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable from a financial point of view to Securityholders than the Offers.

In addition, each of the Selling Securityholders and Mr. Dutil agreed to use its best efforts and influence to cause Leroux to carry on business only in the usual course until the earlier of termination of the Lock-Up

Agreements and the date on which the Offerors appoint or elect their designees who represent a majority of the directors of the Leroux Board of Directors, unless the Offerors expressly agree otherwise.

The Lock-Up Agreements may be terminated by notice in writing:

(a) at any time by mutual consent of Russel Metals and the relevant Selling Securityholders;

(b) by Russel Metals at any time if the relevant Selling Securityholder (or, in the case of Mr. Gilles Leroux, Gestion Gilles Leroux Inc. or 3652661 Canada Inc., any of such parties) is in default of any material covenant or obligation under his or its Lock-Up Agreement or if any representation or warranty of such Selling Securityholder (or, in the case of the aforementioned parties, any of such parties) under his or its Lock-Up Agreement is untrue or incorrect in any material respect;

(c) by a Selling Securityholder at any time if any representation or warranty of Russel Metals under the Lock-Up Agreement with such Selling Securityholder is untrue or incorrect in any material respect;

(d) by a Selling Securityholder after the 90th day following the mailing of this Circular if the Offerors have not taken up and paid for all Shares and Debentures deposited by such Selling Securityholder under the Offers otherwise than as a result of (i) the breach by the Selling Securityholder (or, in the case of the parties mentioned in paragraph (b) above, any of such parties) of any material covenant or obligation under his or its Lock-Up Agreement or (ii) any representation or warranty of the Selling Securityholder (or, in the case of the aforementioned parties, any of such parties) in his or its Lock-Up Agreement being untrue or incorrect in any material respect; provided, however, that if the Offerors' take up and payment for Shares and Debentures deposited under the Offers is delayed by (A) an injunction or order made by a court or regulatory authority of competent jurisdiction or (B) the Offerors not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offerors to take up and pay for Shares and Debentures deposited under the Offers, then provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Lock-Up Agreement shall not be terminated by such Selling Securityholder pursuant to this paragraph until the earlier of August 31, 2003 and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; or

(e) by Russel Metals if any condition of the Offers is not satisfied or waived at the relevant Expiry Time and the Offerors elect not to waive such condition or extend the relevant Offer or Offers.

Upon termination of any Lock-Up Agreement, the relevant Selling Securityholder is entitled to withdraw from the Offers any Securities deposited by it to the Offers.

Standstill Agreements

Pursuant to the terms of the Lock-Up Agreements, each of the Selling Securityholders and Mr. Dutil has entered into a Standstill Agreement with Russel Metals pursuant to which it is precluded from, among other things: (a) acquiring or offering to acquire any Russel Metals Shares or securities convertible into or exchangeable for Russel Metals Shares, subject to certain exceptions as set out therein; (b) acquiring or offering to acquire any material assets of Russel Metals; (c) participating in any group acting jointly or in concert with respect to the acquisition of Russel Metals Shares or convertible securities; (d) participating in proxy contests, shareholder proposals or meeting requisitions with respect to Russel Metals; (e) participating in any voting trust or pooling arrangement with respect to Russel Metals Shares or convertible securities; (f) seeking to control or influence the board, management or policies of Russel Metals; (g) proposing any extraordinary transaction involving Russel Metals or its securities or assets; and (h) engaging in any discussion, or entering into any agreement, with any person related to any extraordinary transaction involving Russel Metals or its securities or assets.

The Standstill Agreements will expire pursuant to their terms (x) if the Offers are not consummated, (y) after ten years or (z) with respect to any particular Selling Securityholder, at such time as such Selling Securityholder (together with certain related persons) ceases to beneficially own, directly or indirectly, 3% of the outstanding Russel Metals Shares.

Non-Competition Agreement

Mr. Gilles Leroux has entered into the Non-Competition Agreement with the Offerors pursuant to which, among other things, Mr. Leroux has agreed not to carry on or be engaged in the procurement, warehousing, processing or distribution of steel or steel products in Canada or the United States for a period of three years from the first date on which the Offerors take up Securities under the Offers. The Lock-Up Agreement and the Non-Competition Agreement also provide that conditional upon (a) receipt of all applicable regulatory approvals as described in Section 19 of the Circular, "Regulatory Matters — Canadian Securities Laws", (b) Mr. Leroux's existing employment agreement having been terminated without payment of any amount as a result of the termination of such agreement or the termination of his employment or position with Leroux or any of its affiliates, including the sum of $1,350,000 to which Mr. Leroux would otherwise have been entitled upon the change of control of Leroux, (c) Mr. Leroux having irrevocably released Leroux and each of its affiliates from all liabilities they may have in connection with his existing employment agreement, the termination of such agreement, and the termination of his employment or position with Leroux or any of its affiliates and (d) Mr. Leroux's continued compliance with his covenants under the Non-Competition Agreement, then he will be entitled to receive monthly payments totalling $450,000 per annum for three years commencing on the business day after the Offerors first take up and pay for Shares under the Offers. If the applicable regulatory approvals are not obtained, Mr. Leroux will not be entitled to receive any amount under the Non-Competition Agreement but will continue to be entitled to receive the sum to which he is otherwise entitled under his existing employment agreement payable on a monthly basis over a three-year period and subject to compliance with his covenants under the Non-Competition Agreement.

6. Purpose of the Offers and Plans for Leroux

The purpose of the Offers is to enable the Offerors to acquire beneficial ownership of all the Shares and Debentures of Leroux. If the Offerors take up and pay for a sufficient number of Shares under the Offers, the Offerors currently intend to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction. See Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited". If the Offerors decide not to propose a Compulsory Acquisition or a Subsequent Acquisition or propose a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offerors will evaluate their other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Shares or Debentures in the open market, in privately negotiated transactions, in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Shares or Debentures acquired pursuant to the Offers.

Upon completion of the Offers, the Offerors will conduct a detailed review of Leroux, including its business plans, assets, operations and organizational and capital structure and consider which changes, if any, would be desirable. Such changes may include the amalgamation or other merger of one or both of the Offerors or another affiliate of Russel Metals and Leroux or the liquidation or winding-up of Leroux and the distribution of its net assets. See also Section 3 of the Circular, "Strategic Rationale for the Offers".

7. Selected Pro Forma Financial Information

The following table sets out certain historical consolidated financial information and pro forma consolidated financial information for Russel Metals as at and for the year ended December 31, 2002 and the quarter ended March 31, 2003 and certain historical consolidated financial information for Leroux as at and for the year ended November 2, 2002 and the quarter ended February 1, 2003. The historical consolidated financial information is extracted from and should be read in conjunction with the audited and unaudited consolidated financial statements of each of Russel Metals and Leroux incorporated by reference in this Circular. The pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the pro forma consolidated financial statements of Russel Metals and accompanying notes attached to those statements included in Schedule I to this Circular. As more particularly described in the notes to the pro forma consolidated financial statements of Russel Metals included in Schedule I to this Circular, the pro forma consolidated financial information gives effect to the acquisition of Leroux as if such acquisition had occurred at the beginning of the pro forma periods. The pro forma consolidated financial information does not give effect to the revenue synergies and cost savings expected to be realized as a result of the acquisition of Leroux.

($000 except per share data)	Russel Metals Year Ended December 31, 2002 (audited)	Leroux Year Ended November 2, 2002 (audited)	Pro Forma Year Ended December 31, 2002 (unaudited)	Russel Metals Quarter Ended March 31, 2003 (unaudited)	Leroux Quarter Ended February 1, 2003 (unaudited)	Pro Forma Quarter Ended March 31, 2003 (unaudited)
Revenues	$1,403,275	$522,901	$1,765,839	$367,021	$108,054	$444,402
EBIT (1)	70,411	5,853	83,893	10,609	(662)	11,555
EBITDA (2)	85,603	14,430	106,310	14,225	1,311	16,910
Interest (3)	20,324	11,585	35,150	5,104	2,416	8,392
Net earnings (loss) from continuing operations	29,236	(6,330)	26,987	3,587	(2,286)	1,944
Basic earnings (loss) per share from continuing operations	0.71	(0.75)	0.59	0.08	(0.26)	0.03
Net earnings (loss)	29,236	(6,330)	19,330	3,587	(2,286)	336
Basic earnings (loss) per share	0.71	(0.75)	0.41	0.08	(0.26)	0.01
Interest-bearing debt (3)	208,675	133,515	390,137	201,505	121,200	368,425
EBITDA/Interest for TTM (2)(4)	4.2	1.2	3.0	4.2	1.3	3.0
Interest-Bearing Debt/EBITDA for TTM (2)(4)	2.4	9.3	3.7	2.4	8.4	3.5

Notes:

The above table includes a number of measures that are not prescribed by generally accepted accounting principles and as such may not be comparable to similar measures presented by other companies. EBIT and EBITDA are provided to assist investors in determining the ability of Russel Metals to generate cash from operations to cover financial charges, income taxes and items not considered to be in the ordinary course of business. The definitions used for these measures are set out below:

(1) "EBIT" means earnings from continuing operations before deduction of interest, income taxes, restructuring costs and foreign exchange gain.

(2) "EBITDA" means earnings from continuing operations before deduction of interest, income taxes, restructuring costs, foreign exchange gain, depreciation and amortization.

(3) Canadian generally accepted accounting principles require a portion of the convertible debentures to be classified as debt and a portion as equity. In addition, a portion of the interest payment, net of income tax, is recorded as a dividend distribution from retained earnings. In this table, to allow the Leroux data to be compared to the Russel Metals data and the pro forma information, the interest bearing debt has been increased by the amount of the debentures in equity and the interest has been increased by the pretax interest amount charged to retained earnings.

(4) "TTM" refers to the 12 months ended on the date specified (or "trailing twelve months").

8. Investment Considerations Relating to the Russel Metals Shares

Adverse Consequences of Financial Leverage

As of March 31, 2003, Russel Metals has approximately $202 million of consolidated debt outstanding, representing 44% of total capitalization. Russel Metals also has the right to draw an additional $273.0 million under its bank credit facilities, which would be secured by a first charge on trade accounts receivable and inventory. See "Consolidated Financial Statements — Note 7" and "Management's Discussion and Analysis — Liquidity" found in the 2002 Annual Report of Russel Metals and incorporated by reference herein. Russel Metals intends to draw approximately $87 million under such facilities to fund the completion of the Offers. See Section 14 of the Circular, "Source of Funds".

Russel Metals' bank credit facilities and its outstanding bonds and debentures contain numerous financial and operating covenants that will limit the discretion of management of Russel Metals with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of Russel Metals to incur additional indebtedness, to create liens or other encumbrances, to make certain payments including common dividends, to make certain investments, to sell or otherwise dispose of assets and to merge or consolidate with other entities. Russel Metals' bank credit facilities also require it to meet certain financial ratios and tests on an ongoing basis. A failure to comply with the obligations contained in its bank credit facilities could result in an event of default under its bank credit facilities which could result in acceleration of the related debt and acceleration of debt under other instruments that contain cross-acceleration or cross-default provisions.

Volatility of Metal Prices and Cyclical Nature of Business

The pricing and availability of raw materials used in Russel Metals' business, primarily steel and various specialty metals (such as aluminum), may fluctuate due to numerous factors beyond the control of Russel Metals, including Canadian, American and international economic conditions, trade sanctions, labour costs, supply side management policies of steel producers, competition and currency exchange rates. Such fluctuations in availability and cost of raw materials may adversely affect Russel Metals' revenues, operating margin and net income.

Russel Metals operates businesses that are substantially affected by changes in economic cycles and whose revenues and earnings vary with the level of general economic activity in the markets they serve. In addition, some of Russel Metals' products are sold to industries that experience significant fluctuations in demand based on economic conditions, oil and gas prices and other factors beyond the control of Russel Metals. Russel Metals' service centers maintain substantial inventories of metal to accommodate the just-in-time delivery requirements of its end users. Its commitments for metal purchases are generally at prevailing market prices in effect at the time Russel Metals places its orders. Russel Metals has no material long-term, fixed-price purchase contracts. During periods of rising raw materials pricing, there can be no assurance Russel Metals will be able to pass such increases on to end users. When raw material prices decline, end user demands for lower prices and competitors' responses to those demands could result in lower sale prices and consequently, lower margins as Russel Metals uses existing inventory. Changing metal prices could adversely affect Russel Metals' revenues, operating margin and net income. See "Management's Discussion and Analysis — Factors Affecting Results" under each operating segment found in the 2002 Annual Report of Russel Metals and incorporated by reference herein.

Competition

Russel Metals faces significant competition in its service center and energy sector distribution operations. In Canada, Russel Metals' primary competitors are other service centers (including service centers based in the United States) and energy sector distributors which are regional and local in geographic coverage. In the United States, Russel Metals competes with other service centers and energy sector distributors which are national, regional and local in geographic coverage. Russel Metals also competes with steel producers, who typically sell to very large end users requiring regular shipments of large volumes of metals, with importers and with fabricators. Competition is based on price, product availability, product quality, processing capability and on-time delivery.

Russel Metals' steel import/export operations compete with other international steel importers and exporters as well as international steel producers in the destination market. Competition is principally based on price, product quality and availability, and terms of shipment (including freight costs, which vary and can be as much as 15% of the landed cost of a product). The imposition of trade sanctions by governments on the import of steel products into such government's jurisdiction may place Russel Metals at a competitive disadvantage as compared to domestic steel producers in such jurisdiction.

Labour Relations

Russel Metals has 18 collective bargaining agreements covering 482 employees belonging to a variety of unions at 25 of its 55 locations. Through to the end of 2003, six collective bargaining agreements covering 152 employees will be renegotiated in anticipation of their expiry. Since 2000, Russel Metals has experienced no work stoppage at any of its locations. Russel Metals has successfully renegotiated 18 collective agreements without work stoppages since 2000. Russel Metals has maintained generally favourable relations with its employees. There can be no assurance that there will not be any labour disruptions in the future or that such labour disruptions will not have a material adverse effect on Russel Metals' revenues, operating profits and net earnings.

Exchange Rate Fluctuation

Although Russel Metals' financial results are reported in Canadian dollars, a portion of its revenues and operating costs are denominated in U.S. dollars. Significant fluctuations in relative currency values may adversely affect Russel Metals' consolidated results of operations. While it is not Russel Metals' normal practice to enter into significant hedging arrangements, it may use futures and forward contracts to hedge in part against short-term fluctuations in currency; however, such activities provide only short-term protection against a limited portion of

Russel Metals' currency exposure. Russel Metals may, from time to time, hedge a portion of its net exchange rate exposure under the U.S. denominated debt with respect to either or both of principal and interest by way of one or more swap transactions to Canadian dollars, to the extent management considers it reasonable to do so having regard to the then prevailing levels of Russel Metals' net assets located in the United States and its U.S. dollar revenues, and to the extent available on reasonable terms; however, such activities provide only short-term protection and there can be no assurance that they will be effective in insulating Russel Metals against exchange rate fluctuations.

Environmental Liabilities

Russel Metals and its operations are subject to a variety of federal, provincial, territorial, state and local environmental laws and regulations in Canada and the United States. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and into and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials, the transhipment of coal and other commodities, and the storage of materials in underground tanks. In particular, Russel Metals' divested operations included chrome plating facilities and the transportation and storage of petroleum products and hazardous materials, which may be considered to be contaminants if released into the environment.

In Canada, while there are federal environmental statutes such as the *Transportation of Dangerous Goods Act, 1992*, the *Canadian Environmental Protection Act*, the *Canada Shipping Act* and the *Fisheries Act*, which apply to Russel Metals and its operations, each Canadian province and territory and most municipalities in which Russel Metals operates also enact and enforce their own environmental laws. In the United States, the primary federal regulatory laws to which Russel Metals is subject include the *Resource Conservation and Recovery Act*, the *Comprehensive Environmental Response, Compensation and Liability Act*, the *Clean Water Act*, the *Oil Pollution Act* and the *Hazardous Materials Transportation Act*. Russel Metals is also subject to environmental regulation at the state and local levels in the United States.

In 1996, Russel Metals recorded significant reserves for known environmental liabilities with respect to its divested non-metals operations. Russel Metals may also be required as a matter of law to satisfy, with respect to the government or third parties, the environmental liabilities related to divested businesses should the acquirers of Russel Metals' divested businesses fail to fulfill their environmental obligations for events prior to divestitures. Because of the potential existence of currently unknown environmental issues and frequent changes to environmental laws and regulations and the interpretation and enforcement of these laws and regulations, there can be no assurance that compliance with environmental laws, or remediation obligations under such laws, will not have a material adverse effect on Russel Metals in the future.

Russel Metals believes that its current operating facilities are in material compliance with applicable environmental laws and regulations.

Present Actions

The following paragraphs summarize significant environmental litigation, regulatory action and remediation in which Russel Metals is presently involved. The anticipated expenditures on these sites all relate to discontinued operations and accordingly were provided for in the special charge to discontinued operations of $42.9 million taken by Russel Metals at December 31, 1996.

Denton, Maryland. Pursuant to a Consent Order issued by the Maryland Department of the Environment (the "MDE") in 1987, and subsequently amended in April 1993, a non-operating subsidiary of Russel Metals is treating groundwater contaminated with volatile organic compounds from a former manufacturing facility on its property in Denton, Maryland. The 1993 amendment to the Consent Order allows the subsidiary to focus the remediation project on localized areas of contamination. The MDE has agreed in principle to the concept of terminating pump and treat remediation based on an assessment of risk if it can be shown that the risks to surrounding properties are sufficiently low. In addition, Maryland legislation has recently been amended to recognize the use of risk based assessment, in certain situations, and MDE has verbally confirmed that the subsidiary's property qualifies under the program. Russel Metals has conducted a preliminary risk assessment and has considered initiating a detailed risk assessment. To date, approximately US$2.3 million has been expended in connection with the investigation and remediation of groundwater on this site. The annual cost to operate and maintain the treatment system is approximately US$40,000. Russel Metals anticipates that approximately

US$1.2 million would be required in order to complete a detailed risk assessment and associated additional investigation/remediation of soil. However, the results of such a risk assessment, or whether the MDE would require any further groundwater remediation on the property, cannot be predicted at this time.

Gary, Indiana. In 1992, a subsidiary of Russel Metals entered into an Agreed Order with the Indiana Department of Environmental Management ("IDEM") requiring a limited assessment of soil and groundwater at its previously leased property in Gary, Indiana where the subsidiary, prior to the divestiture of the business, operated a chrome plating facility. The subsidiary has signed a further Modified Agreed Order that commits it to perform a Groundwater Evaluation Study Plan (the "GESP") and, if required by IDEM, a Groundwater Remediation Project. The GESP has been completed in stages, with interaction with IDEM at each stage. The final stage has been submitted to IDEM for its review and comment. IDEM has required certain remediation and monitoring measures, which have been partially implemented. The monitoring program is ongoing, at an annual cost of approximately US$20,000, and discussions with IDEM continue to determine the degree of remediation that is necessary. Approximately US$2.8 million has been expended to date in connection with the investigation, assessment and remediation of the soil and groundwater at the site. Until the discussions with IDEM are completed, or until monitoring results satisfy IDEM that no further remediation is required, additional costs to complete the investigation and remediation of the site cannot be estimated with any certainty. However, Russel Metals believes that such additional costs will continue for an indefinite period and will not likely be greater than US$1.0 million during that period.

Hamilton, Ontario. Contamination was discovered in 1991 by a subsidiary of Russel Metals on its property in Hamilton, Ontario, resulting from its discontinued chrome plating operation previously carried on by a business unit which was divested in 1991. The contamination, which consists primarily of chromium, was reported to the Ontario Ministry of Environment (the "MOE") and the local municipality. The subsidiary retained environmental consultants to determine the extent of contamination on the site and on neighbouring properties and has developed a plan to deal with the contamination, which has been reviewed by the MOE. This plan involves the use of a groundwater extraction and treatment system, which has been installed and is presently remediating both contamination on site and that caused by the subsidiary on neighbouring properties. The subsidiary has proposed, and the MOE has accepted, certain actions to improve and accelerate the remediation, which were completed during 2002. To date, approximately $2.9 million has been expended and Russel Metals expects that the groundwater extraction and treatment will continue indefinitely at an annual cost of approximately $150,000.

Whitehorse, Yukon and Skagway, Alaska. Prior to the sale of the petroleum business effective June 1, 1995, certain of Russel Metals' subsidiaries operated a petroleum distribution business in Alaska, Yukon and northern British Columbia including a petroleum pipeline between Whitehorse and Skagway. Russel Metals continues to own properties in Skagway, Alaska and in Whitehorse, Yukon formerly used in connection with that business including petroleum tank farms. The petroleum tanks and pipelines have been removed from these properties. The surface clean-up of the Skagway property was started during 1999 and is now substantially completed. A proposed remedial approach for the Whitehorse tank farm involving surface clean-up and long-term risk management is before the Canadian National Energy Board and the Yukon Territorial government for consideration. To date, Russel Metals estimates it has spent $7.8 million on both properties. Until the discussions with the Canadian National Energy Board and the Yukon Territorial government are completed, and until the agreed monitoring schedule is completed, additional costs to complete the remediation of the sites cannot be estimated with any certainty.

In addition, the purchasers of the White Pass petroleum distribution business, which was sold in 1995, have filed a complaint in Alaska against Russel Metals and a subsidiary ("WPT") relating to environmental contamination at the Whitehorse lower tank farm and a historical barrel washing pit sold by WPT as part of the sale of the petroleum distribution business. The claim relates to petroleum hydrocarbons and also lead, zinc and other contaminants. On October 5, 2000, an Order was filed by the Deputy Minister of Yukon Environment ("YE") (formerly known as Yukon Renewable Resources) pursuant to section 114(2) of the *Environment Act* (Yukon) against WPT, Russel Metals and other responsible third parties to investigate, establish a plan and restore this site. As of March 20, 2002, YE vacated this Order; however, it has advised that it remains of the view that investigation and restoration remain necessary. A proposed plan of investigation has been submitted to YE for its review, and it is anticipated that the investigation will take place during 2003. Russel Metals is unable to quantify its potential exposure at this time.

Potential Actions

In 1997, Russel Metals transferred its Tri-Line Expressway trucking operations and the White Pass and Yukon Route railway operations to Tri-White Corporation, then a wholly-owned subsidiary of Russel Metals, and then disposed of all of the shares of Tri-White by way of a rights offering. Under the terms of a reorganization agreement made as of November 28, 1997 between Russel Metals and Tri-White, Russel Metals retained a number of ongoing liabilities relating to the business acquired by Tri-White. Such liabilities relate to specific claims made, or which may be made, against Tri-White and its subsidiaries relating to events which occurred prior to the reorganization. Russel Metals may also be required as a matter of law to satisfy, with respect to the government or third parties, the environmental liabilities assumed by Tri-White pursuant to the reorganization agreement should Tri-White fail to fulfill its contractual obligations under the reorganization agreement. Under the reorganization, Tri-White assumed environmental liabilities related to the railway and dock operations.

9. Additional Information Concerning Russel Metals

Authorized and Issued Capital

The authorized capital of Russel Metals consists of (i) an unlimited number of Russel Metals Shares without nominal or par value; (ii) an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and (iii) an unlimited number of Class II preferred shares without nominal or par value, issuable in series. As at March 31, 2003, there were 38,118,101 Russel Metals Shares issued and outstanding. In addition, as at March 31, 2003, there were issued and outstanding 1,200,000 cumulative, redeemable Class II preferred shares, Series C ("Series C Shares").

Russel Metals Shares. Each holder of Russel Metals Shares is entitled to receive notice of, attend and vote at any meeting of shareholders of Russel Metals (except where the Class I or Class II preferred shares are entitled to vote separately as a class) and is entitled to one vote in respect of each Russel Metals Share held at such meetings. Subject to the rights of the holders of Class I and Class II preferred shares, holders of Russel Metals Shares are entitled to receive dividends if, as and when declared by the Board of Directors of Russel Metals and will participate rateably in any distribution of the assets of Russel Metals after payment of all outstanding debts and subject to the preference of the Class I and Class II preferred shares.

Class I Preferred Shares. The Class I preferred shares may be issued from time to time in one or more series. The Board of Directors of Russel Metals may fix the number of shares in each series and determine the designation, rights, privileges, restrictions and conditions attached to each series. The shares of each series of Class I preferred shares shall rank equally with all other series of Class I preferred shares with respect to the payment of dividends and the distribution of assets or return of capital and shall be entitled to preference over the Russel Metals Shares and any other shares of Russel Metals ranking junior to the Class I preferred shares. If any cumulative dividends or amounts payable on the return of capital in respect of a series of Class I preferred shares are not paid in full, all series of Class I preferred shares shall participate rateably in respect of such dividends and return of capital. Except as required by law or the provisions of any series, the holders of Class I preferred shares shall not be entitled to vote at any meeting of the shareholders of Russel Metals.

Class II Preferred Shares. The Class II preferred shares may be issued from time to time in one or more series. The Board of Directors of Russel Metals may fix the number of shares in each series and determine the designation, rights, privileges, restrictions and conditions attached to each series. The shares of each series of Class II preferred shares shall rank equally with all other series of Class II preferred shares with respect to the payment of dividends and the distribution of assets or return of capital and shall be entitled to preference over the Russel Metals Shares and any other shares of Russel Metals ranking junior to the Class II preferred shares. If any cumulative dividends or amounts payable on the return of capital in respect of a series of Class II preferred shares are not paid in full, all series of Class II preferred shares shall participate rateably in respect of such dividends and return of capital. Except as required by law or the provisions of any series, the holders of Class II preferred shares shall not be entitled to vote at any meeting of the shareholders of Russel Metals. The Series C Shares carry an annual cash dividend of $1.875 per share payable in quarterly instalments. The Series C Shares do not carry the right to vote and are redeemable at any time at the option of Russel Metals for a redemption price of $25 per share. If dividends on the Series C Shares are in arrears for eight quarters (whether or not consecutive quarters), the holders of the Series C Shares are entitled to attend all meetings of the shareholders and to elect two directors.

Documents Incorporated by Reference

General

The following documents, filed with the various securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference into and form an integral part of the Circular:

(a) the Annual Information Form of Russel Metals dated May 9, 2003;

(b) the Management Information Circular of Russel Metals dated March 3, 2003 prepared in connection with the annual meeting of shareholders of Russel Metals held on April 24, 2003 (other than the sections thereof entitled "Executive Remuneration — Composition of the Management Resources and Compensation Committee", "— Report of the Compensation Committee with Respect to Executive Compensation" and "— Performance Graph" and "Statement of Corporate Governance Practices");

(c) the comparative audited consolidated financial statements of Russel Metals and the notes thereto for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors thereon, found at pages 28 through 44 of the 2002 Annual Report of Russel Metals and management's discussion and analysis of financial results found at pages 14 through 27 thereof;

(d) the comparative unaudited consolidated financial statements of Russel Metals and the notes thereto for the fiscal quarters ended March 31, 2003 and 2002, together with management's discussion and analysis of financial results found at pages 3 and 8 of Russel Metals' first quarter report in respect of the quarter ended March 31, 2003;

(e) the material change report of Russel Metals dated April 23, 2003 in respect of the announcement of the Offers;

(f) the audited consolidated financial statements of Leroux and the notes thereto as at and for the fiscal year ended November 2, 2002, together with the report of the auditors thereon, found at pages 17 through 35 of the 2002 Annual Report of Leroux;

(g) the financial information as at and for the fiscal year ended November 3, 2001 as contained in the audited consolidated financial statements of Leroux and the notes thereto as at and for the fiscal year then ended, together with the report of the auditors thereon, found at pages 20 through 35 of the 2001 Annual Report of Leroux (See "Note with Respect to Arthur Andersen LLP" below); and

(h) the comparative unaudited consolidated balance sheet of Leroux as at February 1, 2003 and the comparative unaudited consolidated income statements, statements of retained earnings and statements of cash flows of Leroux for the fiscal quarters ended February 1, 2003 and February 2, 2002, in each case together with the notes thereto, as set forth in Leroux's first quarter report in respect of the quarter ended February 1, 2003.

Copies of these documents may be obtained on request without charge from the Corporate Secretary of Russel Metals, 1900 Minnesota Court, Suite 210, Mississauga, Ontario L5N 3C9 (telephone: 905-819-7777) or may be obtained through the SEDAR website at www.sedar.com.

All material change reports (excluding confidential reports), financial statements, annual information forms and information circulars filed by Russel Metals with securities commissions or similar authorities in the provinces of Canada after the date of the Circular and prior to the Expiry Times shall be deemed to be incorporated by reference into the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in the Circular shall be deemed to be modified or superseded for purposes of the Offers to the extent that a statement contained in the Offers or Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offers or in the Circular, modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offers and the Circular.

Note with Respect to Arthur Andersen LLP

Arthur Andersen LLP is no longer engaged in the practice of public accounting in Canada. Accordingly, Russel Metals is unable to obtain the consent of Arthur Andersen LLP with respect to the incorporation by reference in the Circular of the auditors' report of Arthur Andersen LLP on the consolidated financial statements of Leroux as at and for the fiscal year ended November 3, 2001. Generally, in accordance with applicable securities legislation, holders of securities may only exercise a statutory right of action against a person or company that has prepared a report, opinion or statement that is included in a take-over bid circular if that person or company has filed a consent in respect of such report, opinion or statement and such right of action may only be exercised in respect of the report, opinion or statement that has been made by such person or company. As a result, the absence of a consent from Arthur Andersen LLP to the inclusion in the Circular of its auditors' report may limit the statutory right of action of Securityholders against Arthur Andersen LLP. Russel Metals is not aware of the extent to which there may be assets available, if any, to satisfy any judgment against Arthur Andersen LLP.

10. Holdings of Securities of Leroux

As of the date hereof, Russel Metals beneficially owns 500 Class B Shares of Leroux. Except as set out in the preceding sentence, neither the Offerors nor any of their affiliates beneficially own, directly or indirectly, or exercise direction over, or have the right to acquire, any securities of Leroux. To the knowledge of the directors and senior officers of the Offerors, no director or senior officer of the Offerors or, to the knowledge of the directors and senior officers of the Offerors, after reasonable enquiry, any associate of any director or senior officer of them or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Russel Metals, owns or exercises control or direction over any securities of Leroux.

There is no person or company acting jointly or in concert with the Offerors in connection with the transactions described in the Offers and this Circular.

11. Trading in Shares

No securities of Leroux have been traded during the six-month period preceding the date of the Offers by the Offerors except for the purchase of 500 Class B Shares on March 3, 2003 for a purchase price of $2.89 per share.

No securities of Leroux have been traded during the six-month period preceding the date of the Offers by directors or senior officers of the Offerors, or, to the knowledge of directors and senior officers of the Offerors, after reasonable enquiry, by an associate or affiliate of the Offerors, any associate of any director or senior officer of the Offerors, or by any person or company who holds, directly or indirectly, more than 10% of any class of equity securities of Russel Metals.

12. Commitments to Acquire Securities

None of the Offerors, any of their respective directors and senior officers, or, to the knowledge of such directors and senior officers, any associates of any such directors or senior officers or any person holding more than 10% of any class of equity securities of Russel Metals, has entered into any commitments to acquire any securities of Leroux except for the Shares and Debentures pursuant to the Offers. See also Section 5 of the Circular, "Agreements Relating to the Offers".

13. Material Changes and Other Information

The Offerors have no information which indicates any material change in the affairs of Leroux since the date of the last published financial statements of Leroux, other than the making of these Offers and such other material changes as have been publicly disclosed by Leroux. The Offerors have no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders or Debentureholders to accept or reject the Offers.

14. Source of Funds

The maximum cash consideration payable in the event that the Offerors acquire the maximum number of Shares and Debentures subject to the Offers, if all Shareholders have elected or are deemed to have elected the Cash Alternative, is estimated by the Offerors to be approximately $87 million, exclusive of expenses of the Offers estimated at $3 million.

Russel Metals has an existing credit facility with a syndicate of banks (as described in the notes to Russel Metals' audited consolidated financial statements incorporated by reference in this Circular) which is sufficient to fund the cash consideration payable under the Offers and which the required majority of lenders have consented to make available for such purpose. It is anticipated that this facility will be repaid in due course out of cash flow from operations of Russel Metals and its subsidiaries.

15. Information Concerning Shares

Prior Distribution of Shares

Based on publicly available information, the Offerors believe that the only distributions of securities effected during the five most recently completed fiscal years of Leroux, other than any distribution of Class B Shares pursuant to Leroux's stock option plan, share ownership plan or pursuant to the exercise of conversion rights attached to convertible securities of Leroux, were as follows:

Date	Number and Type of Security	Price per Security	Aggregate Proceeds	Description
1998	70,000 Class B Shares	$4.80	$336,000	Private Placement

Dividend Record for Shares

Based on publicly available information, the Offerors believe that since 1986, Leroux has not declared or paid any dividends on the Class A Shares or the Class B Shares.

Price Range and Trading Volume of Shares and Debentures

The Class A Shares, Class B Shares, 8% Debentures and 7.25% Debentures are listed and posted for trading on the TSX. The volume of trading and price ranges of the Shares on the TSX are set forth in the following table for the periods indicated:

	Class A Shares			Class B Shares		
Period	High	Low	Volume	High	Low	Volume
2002						
September	$3.90	$3.90	382	$4.00	$3.60	14,167
October	$4.27	$3.70	1,100	$4.50	$3.25	11,400
November	$3.50	$3.50	2,000	$3.80	$3.25	28,550
December	$3.65	$3.40	1,820	$3.75	$2.52	291,200
2003						
January	—	—	—	$3.75	$2.48	510,598
February	$3.00	$2.25	13,611	$3.25	$2.00	384,742
March	$2.75	$2.75	135	$3.35	$2.68	113,977
April	$6.40	$3.60	244,112	$6.30	$3.00	4,655,536
May (up to May 13)	$6.48	$6.28	3,650	$6.43	$6.30	335,070

49

Period	8% Debentures			7.25% Debentures		
	High (1)	Low (1)	Volume (2)	High (1)	Low (1)	Volume (2)
2002						
September	$ 99.00	$ 95.00	685	$ 97.00	$ 94.00	1,470
October	$100.96	$ 95.00	324	$ 98.00	$ 89.90	800
November	$101.80	$ 99.50	1,490	$ 96.00	$ 91.00	350
December	$101.49	$ 96.00	1,512	$ 99.00	$ 88.52	1,650
2003						
January	$100.00	$ 98.00	1,208	$ 93.00	$ 88.55	1,480
February	$ 99.00	$ 93.00	590	$ 97.94	$ 91.00	800
March	$ 99.50	$ 95.25	1,648	$ 96.40	$ 89.08	1,880
April	$100.03	$ 92.00	25,377	$100.08	$ 85.50	26,890
May (up to May 13)	$100.30	$100.00	4,210	$100.00	$100.00	1,210

(1) Per $100 principal amount of Debentures.

(2) In hundreds of dollars.

The average closing prices of the Class A Shares and Class B Shares on the TSX over the 20 trading day period ended April 11, 2003, the last full trading day prior to announcement of the Offers, were $3.65 and $3.14, respectively. The closing prices of the Class A Shares and the Class B Shares on the TSX on May 13, 2003, the last trading day prior to the date of the Offers, were $6.31 and $6.32, respectively.

The closing price of the 8% Debentures on the TSX on April 8, 2003, the last full trading day on which the 8% Debentures traded prior to the announcement of the Offers, was $97.00 per $100 principal amount of 8% Debentures. The closing price of the 7.25% Debentures on the TSX on April 11, 2003, the last full trading day prior to announcement of the Offers, was $88.26 per $100 principal amount of 7.25% Debentures. The closing prices of the 8% Debentures and the 7.25% Debentures on the TSX on May 13, 2003, the last trading day prior to the date of the Offers, were $100.02 and $100.00, respectively, per $100 principal amount of Debentures.

16. Effect of the Offers on Shares and Market for Shares

Pursuant to the Articles of Amalgamation of Leroux, if the Majority Holders (as that term is defined therein), individually or jointly, cease to be the beneficial owners of Shares which represent more than 50% of the voting rights attached to all the issued and outstanding Shares, the Class A Shares will thereafter be entitled to only one vote per share. For the purposes of the Articles of Amalgamation, "Majority Holders" means each of Raymond Leroux, Pierre Leroux, their respective spouses, their children or their respective spouses, their descendants born or to be born and any trust or any corporate body controlled by any one of them. Consequently, if the Offer for the Class A Shares is successful, the holders of Class A Shares who did not accept the Offer will lose their right to exercise ten votes per Class A Share.

The purchase of Shares or Debentures by the Offerors pursuant to the Offers will reduce the number of such class of Securities that might otherwise trade publicly as well as the number of holders of such Securities and, depending on the number of holders depositing and the number of Securities purchased under the Offers, could adversely affect the liquidity and market value of the remaining Securities of such class held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Class A Shares, the Class B Shares, the 8% Debentures and/or the 7.25% Debentures from the TSX. Among such criteria are the number of holders of each of the foregoing classes of Securities and the number and aggregate market value of the Securities of such class publicly held. Depending on the number of Class A Shares, Class B Shares, 8% Debentures and 7.25% Debentures purchased pursuant to the Offers, it is possible that any of the Class A Shares, the Class B Shares, the 8% Debentures and the 7.25% Debentures or all of the aforementioned would fail to meet the criteria for continued listing on the TSX. If this were to happen, such class or classes of Securities could be delisted and that could, in turn, adversely affect the market or result in the lack of an established market for the Securities of that class.

If sufficient Shares and Debentures are validly acquired by the Offerors under the Offers, the Offerors may seek to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction and/or to redeem any Debentures not acquired. See Section 17 of the Circular, "Acquisition of Shares and Debentures not Deposited". If a Compulsory

Acquisition or a Subsequent Acquisition Transaction is effected, the Shares would be delisted from the TSX. If all of either or both of the 8% Debentures or the 7.25% Debentures are redeemed, such class of Debentures would be delisted from the TSX.

17. Acquisition of Shares and Debentures Not Deposited

Compulsory Acquisition

If, within six months after the date hereof, the Offers are accepted by the holders of not less than 90% of the Class A Shares and the Class B Shares (calculated on a partially-diluted basis) other than Shares held at the date of the Offers by or on behalf of the Offerors or their affiliates and associates, and the Offerors acquire such deposited Class A Shares and Class B Shares, then the Offerors may elect to acquire, pursuant to provisions of section 51 of the QCA, the remainder of the Class A Shares and Class B Shares held by each Shareholder who did not accept the Offers (a "Dissenting Shareholder") (including any person who subsequently acquires any of such shares), on the same terms, including price, as the Shares that were acquired under the Offers (a "Compulsory Acquisition").

To exercise this statutory right, the Offerors must give notice (the "Offerors' Notice"), in the manner prescribed by a judge of the Superior Court of the Province of Québec, to the Dissenting Shareholders of such proposed acquisition within six months after the date of the Offers. Within one month of the giving of the Offerors' Notice, each Dissenting Shareholder may accept the consideration offered in the applicable Offer or file a petition with the Superior Court of the Province of Québec in the district in which Leroux has its head office. Unless otherwise ordered by the Superior Court, the Offerors will deliver, within one month of the Offerors' Notice, to a trust company for the benefit of the Dissenting Shareholders, the cash consideration that the Offerors would have had to pay or transfer to the Dissenting Shareholders if they had elected to accept the Offers but had failed to make an election in respect of the Cash Alternative, the Combined Alternative or the Share Alternative. If a Dissenting Shareholder fails to apply to the Superior Court within the prescribed one-month period and the Offerors have so delivered the necessary consideration, Leroux shall be required to register the Offerors (or one of them) in its books as the holder(s) of the Shares that were held by the Dissenting Shareholders.

The foregoing is only a summary of the Compulsory Acquisition procedure which may become available to the Offerors. The summary is not intended to be complete and is qualified in its entirety by the provisions of section 51 of the QCA. Holders of Shares should refer to section 51 of the QCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Section 51 of the QCA is complex and may require strict adherence to notice and timing provisions, failing which the rights available thereunder may be lost or altered.

Subsequent Acquisition Transaction

Class A Shares, Class B Shares and Debentures

If the Offerors take up and pay for Shares validly deposited under the Offers, and the foregoing statutory right of Compulsory Acquisition is not available or the Offerors elect not to pursue such right, the Offerors intend to pursue other means of acquiring, directly or indirectly, all the Shares in accordance with applicable law, including by way of a statutory amalgamation, arrangement, capital reorganization or other transaction involving Leroux, Russel Metals, Russel Acquisition or an affiliate of either of the Offerors (a "Subsequent Acquisition Transaction") pursuant to which either, or both, of the Offerors or a successor corporation to either of them would acquire all Shares not tendered to the Offers. Such Subsequent Acquisition Transaction may also involve the acquisition by the Offerors of any Debentures not tendered to the Offers. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Shares and/or Debentures acquired pursuant to the Offers, and there can be no assurance that any such transaction will be proposed or, if proposed, effected. In the event of any such Subsequent Acquisition Transaction, the holders of Shares and/or Debentures, other than the Offerors and their affiliates, could, in accordance with Québec and Canadian law, receive cash, preferred shares (which may be immediately redeemable for cash), debt or any combination thereof. The consideration offered to Securityholders in a Subsequent Acquisition Transaction could have a higher or lower value than the value of the consideration offered for the Securities pursuant to the Offers.

The right to dissent in respect of a transaction and to demand payment of fair value is not generally available under the QCA. Accordingly, a Subsequent Acquisition Transaction may not necessarily result in Securityholders having the right to dissent in respect thereof and to demand payment of the fair value of their Securities.

Rule 61-501, Policy Q-27 and the regulations to securities legislation in certain provinces of Canada (collectively, the "Regulations") may deem certain types of Subsequent Acquisition Transactions involving a related party of Leroux, such as the Offerors or an affiliate of the Offerors, to be "going private transactions" if such Subsequent Acquisition Transactions would result in the interest of a holder of any class of Shares (the "Affected Securities") being terminated without the consent of the holder unless it is a transaction in which the related party or an affiliated party of the related party is (i) only entitled to receive a consideration per security that is identical in amount and type as that paid to all other beneficial owners in Canada of Affected Securities; (ii) is not entitled to receive consideration of greater value than that paid to all other beneficial owners of Affected Securities; and (iii) upon completion of the transaction, does not beneficially own or exercise control or direction over participating securities of a class other than Affected Securities. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions".

Rule 61-501, Policy Q-27 and the Regulations provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the Affected Securities (and any non-cash consideration being offered therefor) and provide to the holders of the Affected Securities a summary of such valuation. The Regulations impose a requirement to include a summary of a similar valuation in a take-over bid circular where it is anticipated by the offeror that a going-private transaction will follow the take-over bid. Rule 61-501 and Policy Q-27 have similar requirements for related party transactions.

The Offerors intend to rely upon the exemption contained in Paragraph 4 — Second Step Going Private Transaction in Section 4.5 of Rule 61-501 and Section 4.4 of Policy Q-27 in that: (a) the going private transaction in respect of Leroux will be effected by the Offerors or an affiliated entity of the Offerors following the formal bid constituted by these Offers and will be in respect of the Shares that are the subject of the Offers; (b) the going private transaction will be completed no later than 120 days after the expiry of the Offers; (c) the intent of the Offerors to effect a going private transaction is disclosed in the Offers and the Circular; (d) the consideration per Share paid by the Offerors or an affiliated entity of the Offerors in the going private transaction: (i) will be at least equal in value to the consideration per Share that is being paid hereunder; and (ii) will be in the same form as the consideration per Share being paid by the Offerors hereunder; and (e) the disclosure hereunder discloses that the tax consequences of the Offers and the Subsequent Acquisition Transaction may be different, since, on the date hereof, the Offerors do not know and cannot reasonably foresee the tax consequences arising from the Subsequent Acquisition Transaction, other than as described herein.

Rule 61-501 and Policy Q-27 also require that, in addition to any other required shareholder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders of the Affected Securities must be obtained. Absent exemptions or discretionary relief from the OSC and CVMQ, the necessary level of shareholder approval required to complete such a going private or related party transaction is a simple majority of the votes cast by "minority" holders of each class of the Affected Securities other than the Offerors, their directors and senior officers and any associate or affiliate of the Offerors and its directors or senior officers and any person or company acting jointly or in concert with the Offerors (and any of its directors or senior officers) in connection with the Offers or any Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 provide that, except as described above, the Offerors may treat Shares acquired pursuant to the Offers as "minority" securities and to vote them, or to consider them voted, in favour of such going private (or related party) transaction if the consideration per security in the going private transaction is at least equal in value to, and in the same form as, the consideration paid under the Offers and if the intent to effect the going private transaction was disclosed at the time of the Offers. The Offerors currently intend that the consideration offered under any Subsequent Acquisition Transaction proposed by them would be equal in value to, and in the same form as, the consideration offered under the Offers. The Offerors also intend that the Shares acquired by them pursuant to the Offers will be counted as part of any minority approval required in connection with any such transaction.

In addition, under OSC Rule 61-501 and Policy Q-27, if, following the Offers, the Offerors and their affiliates are the registered holders of 90% or more of the Class A Shares or Class B Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval from the holders of Shares of such class or classes would not apply to the transaction if an enforceable appraisal right or substantial equivalent right is made available to the minority Shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Debentures

If a sufficient principal amount of Debentures is tendered to the Offers, Russel Acquisition intends (subject to any required approvals) to cause Leroux to enter into supplemental indentures with the Debenture Agent amending the terms of the Indentures so as to (i) disable the conversion feature of the Debentures; (ii) delete the condition for the redemption of the Debentures related to the weighted average trading price of the Class B Shares such that the Debentures will be redeemable at the option of Leroux at any time at a redemption price equal to par plus accrued and unpaid interest; and (iii) delete the covenant that would obligate Leroux to maintain the listing of the Class B Shares on a stock exchange. Thereafter, Russel Acquisition may, but shall not be obliged to, cause Leroux to redeem the Debentures. See Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited".

Both the 8% Debenture Indenture and the 7.25% Debenture Indenture provide that an instrument in writing signed by the holders of in excess of 66⅔% of the principal amount of all outstanding Debentures is sufficient to authorize the entering into of such supplemental indenture. In connection therewith, the execution of the Letter of Transmittal applicable to the Debentures by a Debentureholder is also such Debentureholder's written approval of a resolution which shall become effective only at or after the Debenture Offers Expiry Time authorizing Leroux and the Debenture Agent to enter into a supplemental indenture providing that the terms of the Debentures be amended in the manner described above. Should the conditions set forth in clauses (b)(iii) and (b)(iv) of the Offers to acquire the Debentures in Section 4 of the Offers, "Conditions of the Offers — Offers to Acquire the Class A Shares, the 8% Debentures and the 7.25% Debentures", be satisfied, the holders of a sufficient number of Debentures to amend the Indentures will have consented to such written resolution.

Debentureholders should also be aware that, pursuant to the terms of the Indentures and even absent any acquisition of Debentures under the Offers or any amendment of the Indentures as contemplated above, in the event that a Subsequent Acquisition Transaction is completed pursuant to which the Class B Shares not acquired under the Offers are reclassified, changed, exchanged for or converted into other securities or property, Debentureholders will cease to have the right to acquire Class B Shares on conversion of their Debentures but rather will have the right to convert their Debentures into the kind and amount of securities or property that such holder would have received in connection with such Subsequent Acquisition Transaction had the Debentures held by such holder been converted into Class B Shares immediately prior to the completion of such Subsequent Acquisition Transaction.

See "Principal Canadian Federal Income Tax Considerations" in Section 22 below for a discussion of certain tax consequences to Shareholders and Debentureholders in the event of a Subsequent Acquisition Transaction.

Other Alternatives

If the Offerors propose a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or otherwise do not complete a Subsequent Acquisition Transaction, the Offerors will evaluate their other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Shares or Debentures in the open market, in privately negotiated transactions, in another take-over bid or exchange Offers or otherwise, or from Leroux or taking no further action to acquire additional Shares or Debentures. Any additional purchase of Shares or Debentures could be for cash and/or securities or other consideration. Alternatively, the Offerors may sell or otherwise dispose of any or all Shares or Debentures acquired pursuant to the Offers or otherwise. Such transactions may be effected on terms and at prices then determined by the Offerors, which may vary from the value of the consideration paid for Shares or Debentures under the Offers.

18. Agreements, Arrangements or Understandings

There are no arrangements or agreements made or proposed to be made between the Offerors and any of the directors or senior officers of Leroux and no payments or other benefits are proposed to be made or given by the Offerors by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office following the completion of the Offers. Other than the Lock-Up Agreements, there are no agreements, arrangements or understandings, formal or informal, between the Offerors and any security holder of Leroux with respect to the Offers or between the Offerors and any person or company with respect to any securities of Leroux in relation to the Offers.

19. Regulatory Matters

Competition Act (Canada)

The *Competition Act* (Canada) requires pre-merger notification to the Commissioner of Competition of transactions that exceed certain financial thresholds, and in the case of share acquisitions, that exceed an additional voting interest threshold. Specifically, pre-merger notification is generally required with respect to transactions in respect of which the parties and their affiliates, in aggregate, have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of $400 million and which involve the direct or indirect acquisition of assets of an operating business in Canada or a voting interest in a corporation that carries on an operating business in Canada, of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds $50 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquirer, or acquirers, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation (or more than 50% if the acquirer(s) already hold(s) 20% or more). If a transaction is subject to the pre-merger notification requirements, then a notification must be submitted to the Commissioner of Competition either 14 or 42 days prior to the completion of the transaction (depending on whether the parties proposing the transaction elect to make a long-form or short-form filing). The Commissioner of Competition may abridge the waiting period or, in the case of a short-form filing, extend the waiting period by requiring a long-form filing to be made. A transaction may not close prior to the expiry or abridgement of the waiting period.

Regardless of whether a transaction is notifiable under the *Competition Act*, the Commissioner of Competition may review that transaction to determine its likely impact on competition. The Commissioner of Competition's review may extend beyond the pre-merger notification waiting periods described above.

If the Commissioner of Competition determines that he will not have sufficient grounds upon which to oppose a transaction under the *Competition Act*, he may issue an Advance Ruling Certificate under section 102 of the *Competition Act* ("ARC") or, in the alternative, an advisory opinion to the effect that he does not intend to oppose the transaction at the time but retains the statutory authority to do so for three years following completion (a "no-action letter").

Alternatively, the Commissioner of Competition may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the *Competition Act*, with respect to a "merger" (as defined in the *Competition Act*) and, if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some or all of the assets or shares involved. The Competition Tribunal also may issue an interim order under the *Competition Act* prohibiting the completion of the merger for a period of up to 30 days where (a) the Commissioner of Competition has certified that an inquiry is being made under paragraph 10(1)(b) of the *Competition Act* in connection with the merger and that in his opinion more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the merger on competition under section 92 of the *Competition Act* because that action would be difficult to reverse. The duration of such interim orders may be extended for an additional period of up to 30 days where the Competition Tribunal finds that the Commissioner of Competition is unable to complete his inquiry because of circumstances beyond his control.

The Offerors have submitted a pre-merger notification under Part IX of the *Competition Act* to the Commissioner of Competition, together with a request for an ARC or, in the alternative, a "no-action letter".

Canadian Securities Laws

Canadian securities laws preclude the Offerors from entering into any agreement, commitment or understanding with any Securityholder that has the effect of providing to the Securityholder consideration of greater value than that offered to the other holders of the same class of Securities. Russel has applied for a decision of each of the relevant securities regulatory authorities that the Non-Competition Agreement is being made other than to increase the value of the consideration paid to Mr. Leroux for his Securities and may be entered into despite the prohibition mentioned above. See Section 5 of the Circular, "Agreements Relating to the Offers — Non-Competition Agreement". Russel has also applied for a decision of the securities regulatory authorities in each of Ontario and Québec confirming that the Securities tendered by Mr. Leroux, Gestion Gilles Leroux Inc. and

3652661 Canada Inc. and acquired by the Offerors under the Offers may be included in determining whether the requisite minority approval of any Subsequent Acquisition Transaction has been obtained for purposes of Rule 61-501 and Policy Q-27, provided that the Offerors comply with the other applicable provisions of Rule 61-501 and Policy Q-27. See Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited — Subsequent Acquisition Transaction".

20. Depositary

The Offerors have entered into an agreement with the Depositary and pursuant to the terms thereof have engaged the Depositary for the receipt of certificates representing Shares, Debentures and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offers and for the payment for Shares or Debentures purchased by the Offerors pursuant to the Offers. The Depositary will receive reasonable and customary compensation from the Offerors for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

21. Dealer Manager and Soliciting Dealer Group

The Offerors have engaged the services of National Bank Financial Inc. as Dealer Manager to solicit acceptances of the Offers. The Dealer Manager will be paid a fee for services rendered by it in its capacity as Dealer Manager and will be reimbursed by the Offerors for its reasonable out-of-pocket expenses. In addition, the Dealer Manager will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offers.

The Dealer Manager has also undertaken to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada to solicit acceptances of the Offers. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer". The Offerors have agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal a fee of $0.05 for each Share and $0.50 for each $100 principal amount of Debentures deposited and taken up by the Offerors under the Offers (other than Locked-Up Securities). The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder or Debentureholder will be not less than $85 and not more than $1,500. The payment of a solicitation fee in respect of any single depositing Shareholder or Debentureholder will be subject to a minimum of 1,000 Shares or $5,000 principal amount of Debentures being deposited by such holder. Where Shares or Debentures deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offerors may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offerors at the time of deposit. Except as set forth above, the Offerors will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares or Debentures pursuant to the Offers.

No fee or commission will be payable by Shareholders or Debentureholders who transmit their Shares or Debentures directly to the Depositary or who make use of the facilities of a Soliciting Dealer to accept one or more Offers.

22. Principal Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to the Offerors, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to a Securityholder who sells any Shares or Debentures pursuant to the Offers or otherwise disposes of any Shares or Debentures pursuant to certain transactions described in Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited".

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). The summary takes into account all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices of the CCRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "mark-to-market rules"). This summary does not take into account the mark-to-market rules and any Securityholders that are "financial institutions" for the purpose of those rules should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Shares or Debentures for which the Offers are made. Accordingly, Securityholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other taxes of any country, province, territory, state or local tax authority.

Eligible Shareholders who would otherwise recognize a capital gain on the disposition of their Shares may wish to consider making the election in the Letter of Transmittal to tender their Shares under the Share Alternative to Russel Metals in exchange for Russel Metals Shares for the purpose of achieving (subject to proration) a tax-deferred rollover in respect of such Shares. Shareholders who do not make the election will be deemed under the Offers to have elected to tender their Shares to Russel Acquisition and will not achieve a tax-deferred rollover of such Shares, even if Russel Metals Shares are received in exchange therefor.

Acceptance of the Offers through the Holdco Alternative may have income tax consequences to a particular Shareholder that differ from those described below. **The following summary does not include any advice concerning the Holdco Alternative. Consequently, Shareholders who wish to avail themselves of the Holdco Alternative should consult their own tax advisors.**

Residents of Canada

The following summary is generally applicable to a Securityholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada, deals at arm's length with Leroux and the Offerors, is not affiliated with Leroux or the Offerors, and holds any Shares or Debentures as capital property. Shares and Debentures will generally be considered capital property to a Securityholder unless the Securityholder holds such Shares or Debentures in the course of carrying on a business, or the Securityholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Securityholders whose Shares or Debentures might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares, Debentures and every other "Canadian security" (as defined in the Tax Act) owned by the Securityholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Sale of Shares to Russel Acquisition Pursuant to the Offers

Unless a Shareholder is an Eligible Shareholder who elects under the Share Alternative in the Letter of Transmittal to tender the Shares owned by the Shareholder to Russel Metals, such Shareholder will be deemed under the Offers to have elected to tender the Shares owned by such Shareholder to Russel Acquisition. In addition, Eligible Shareholders who elect under the Share Alternative to tender their Shares to Russel Metals may nevertheless be deemed to have tendered a portion of such Shares to Russel Acquisition for cash to the extent that proration of the Share Alternative is applicable.

A Shareholder who disposes of Shares to Russel Acquisition under the Offers in exchange for Russel Metals Shares, cash, or a combination of Russel Metals Shares and cash, will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Shares to the Shareholder. For this purpose, the adjusted cost base of the Class A Shares and the Class B Shares must be separately determined. For purposes of computing such capital gain or capital loss, a Shareholder will be considered to have disposed of the Shares for proceeds of disposition equal to the fair market value of any Russel Metals Shares (including cash in lieu of fractional Russel Metals Shares) and cash received on the exchange. The cost of any Russel Metals Shares acquired by the Shareholder on the exchange will be equal to their fair market value at that time, and such cost will be averaged with the adjusted cost base of all other Russel Metals Shares held by the Shareholder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Russel Metals Share held by such Shareholder.

Sale of Shares to Russel Metals Pursuant to the Offers

A Shareholder who is an Eligible Shareholder, who elects the Share Alternative in respect of the Shares and who makes the further election in the Letter of Transmittal to tender such Shares to Russel Metals will be deemed under the Offers (subject to proration) to have tendered the Shares owned by such Shareholder to Russel Metals in exchange for Russel Metals Shares. Only Eligible Shareholders will be permitted to make the election under the Share Alternative to tender their Shares to Russel Metals. For these purposes, an Eligible Shareholder means a Shareholder who is resident in Canada for purposes of the Tax Act, holds Shares as capital property for purposes of the Tax Act, deals at arm's length with Russel Metals for purposes of the Tax Act and is not exempt from tax under the Tax Act or which is a partnership that owns Shares if one or more of its members would be an Eligible Shareholder if such member held such Shares directly.

An Eligible Shareholder who makes the election under the Share Alternative in the Letter of Transmittal to tender Shares to Russel Metals and who disposes of such Shares to Russel Metals under the Offers in exchange for Russel Metals Shares will be deemed to have disposed of the Shares for proceeds of disposition equal to the aggregate adjusted cost base thereof to such Shareholder immediately before the exchange and to have acquired the Russel Metals Shares received in exchange therefor at an aggregate cost equal to such aggregate adjusted cost base, unless the Eligible Shareholder chooses to report any portion of the capital gain or capital loss arising on such disposition in computing income for the year of disposition. The cost of Russel Metals Shares acquired by the Eligible Shareholder will be averaged with the adjusted cost base of all other Russel Metals Shares held by the Eligible Shareholder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Russel Metals Share held by such Eligible Shareholder.

Under the CCRA's current administrative practice, an Eligible Shareholder who receives cash of $200 or less in lieu of a fraction of a Russel Metals Share may either reduce the adjusted cost base of the Eligible Shareholder's Russel Metals Shares by the amount of such cash, or include the gain or loss on the disposition of the fractional Share in computing income.

Sale of Debentures Pursuant to the Offers

A Debentureholder who disposes of Debentures to Russel Acquisition for cash pursuant to the Offers will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in the Debentureholder's income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debentures to the Debentureholder. The amount of interest accrued on the Debentures from the last interest payment date to the time that the Debentures are disposed of to Russel Acquisition will be excluded from the proceeds of disposition and required to be included in computing the Debentureholder's income as interest for the taxation year in which the disposition occurs, except to the extent it has been otherwise included in income for the year or a preceding year. For these purposes, the adjusted cost base of, and accrued interest on, the 8% Debentures and the 7.25% Debentures must be separately determined.

Taxation of Capital Gains and Capital Losses

A Securityholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Capital gains realized by an individual may be subject to alternative minimum tax.

A capital loss otherwise arising upon the disposition of a Share by a corporation may in certain circumstances be reduced by dividends previously received or deemed to have been received thereon. Any such reduction will not occur where the corporate Shareholder owned the Share for 365 days or longer immediately before the disposition and such Shareholder (together with any persons with whom it did not deal at arm's length) did not own more than 5% of the shares of any class or series of Leroux at the time the relevant dividends were received or deemed to have been received. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Shareholders to whom these rules may be relevant should consult their own tax advisors.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6⅔% refundable tax on certain investment income, including interest and taxable capital gains.

Compulsory Acquisition of Shares

As described in Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited — Compulsory Acquisition", Russel Acquisition may, in certain circumstances, acquire Shares pursuant to section 51 of the QCA. The tax consequences to a Shareholder of a disposition of Shares in such circumstances generally will be as described above under "Sale of Shares to Russel Acquisition Pursuant to the Offers", but Shareholders whose Shares may be so acquired should consult with their own tax advisors in this regard.

Subsequent Acquisition Transaction

If the compulsory acquisition provisions of section 51 of the QCA are not utilized, the Offerors may propose other means of acquiring the remaining issued and outstanding Shares and the remaining Debentures. The tax treatment of a Subsequent Acquisition Transaction to a Securityholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Securityholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having any Shares or Debentures acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction for the Class A Shares and the Class B Shares could be implemented by means of an amalgamation of Leroux with Russel Acquisition or one of its affiliates pursuant to which Shareholders who have not tendered their Shares under the Offers would have their Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then be immediately redeemed for cash. Such a holder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Shares to the holder immediately before the amalgamation.

Upon the redemption of Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain on the redemption of such shares. Accordingly, corporate Shareholders should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income unless the corporate Shareholder is a "specified financial institution" (as defined in the Tax Act). Dividends deemed to be received on the Redeemable Shares by a specified financial institution may not be deductible in computing its taxable income if the term preferred share rules in the Tax Act are applicable. Corporations which may be affected by such rules should consult their own tax advisors.

A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33⅓% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

In the case of a Shareholder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Amendment to Debenture Terms

If a sufficient principal amount of Debentures is tendered to the Offers, Russel Acquisition intends (subject to any required approvals) to cause Leroux to enter into supplemental indentures with the Debenture Agent amending the terms of the Indentures so as to (i) disable the conversion feature of the Debentures; (ii) delete the condition for the redemption of the Debentures related to the weighted average trading price of the Class B shares such that the Debentures will be redeemable at the option of Leroux at any time at a redemption price equal to par plus accrued and unpaid interest; and (iii) delete the covenant that would obligate Leroux to maintain the listing of the Class B Shares on a stock exchange. Thereafter, Russel Acquisition may, but will not be obliged to, cause Leroux to redeem the Debentures. The amendments to the Indentures should not constitute a disposition of the Debentures, although there can be no assurance that the CCRA or a court would not take a contrary position.

A Debentureholder whose Debentures are thereafter redeemed will be considered to have disposed of such Debentures upon redemption for proceeds of disposition equal to the cash redemption amount received by the Debentureholder (other than any amount received or deemed received as interest) on such redemption. The Debentureholder may realize a capital gain or capital loss on the redemption that would be treated in the manner described above under "Taxation of Capital Gains and Capital Losses".

Debentureholders should consult with their own tax advisors with respect to the consequences to them of the amendment and subsequent redemption of Debentures.

Non-Residents of Canada

The following summary is generally applicable to a Securityholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident, nor deemed to be resident, in Canada, deals at arm's length with Leroux and the Offerors, is not affiliated with Leroux or the Offerors, holds any Shares or Debentures as capital property and does not use or hold, and is not deemed to use or hold, the Shares or Debentures in connection with carrying on a business in Canada. The Tax Act contains provisions relevant to a non-resident insurer for whom Shares or Debentures constitute "designated insurance property" which this summary does not take into account. Accordingly, such Securityholders should consult their own tax advisors.

Disposition of Shares

A non-resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares to the Offerors under the Offers unless those Shares constitute "taxable Canadian property" to the Shareholder.

A Share listed on a prescribed stock exchange (which includes the TSX) generally will not be taxable Canadian property to a non-resident Shareholder unless, at any time during the 60-month period ending immediately preceding the disposition of such Share, the non-resident Shareholder, the non-resident Shareholder together with persons with whom the Shareholder did not deal at arm's length, or persons with whom the non-resident Shareholder did not deal at arm's length, owned 25% or more of the shares of any class or series of Leroux. The Shares may also be taxable Canadian property in certain other circumstances, including where the Shareholder elected to have them treated as taxable Canadian property upon ceasing to be a resident of Canada.

A non-resident Shareholder's capital gain (or capital loss) in respect of Shares that constitute taxable Canadian property will generally be computed in the manner described above under "Residents of Canada — Sale of Shares to Russel Acquisition Pursuant to the Offers". Even if the Shares are taxable Canadian property to a non-resident Shareholder, any capital gain realized upon the disposition may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party. If the Shares constitute taxable Canadian property and the disposition of such Shares gives rise to a capital gain which is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party, the tax consequences described above under "Residents of Canada — Sale of Shares to Russel Acquisition Pursuant to the Offers" will generally apply, unless the non-resident Shareholder is an Eligible Shareholder who makes the election under the Share Alternative (subject to proration) in the Letter of Transmittal to tender such Shares to Russel Metals in exchange for Russel Metals Shares. Non-resident Shareholders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard for their particular circumstances.

As described in Section 17 of the Circular, "Acquisition of Shares and Debentures Not Deposited — Compulsory Acquisition", Russel Acquisition may, in certain circumstances, acquire Shares pursuant to section 51 of the QCA. Where a non-resident Shareholder disposes of Shares that are taxable Canadian property for purposes of the Tax Act, the disposition may give rise to a capital gain. If the Shares are not listed on a prescribed stock exchange at the time of disposition, they will be taxable Canadian property to a non-resident Shareholder. If such

59

capital gain is not exempt under the terms of an applicable income tax treaty to which Canada is a party, the tax consequences as described above under "Residents of Canada — Sale of Shares to Russel Acquisition Pursuant to the Offers" will generally apply. In addition, if the Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to the non-resident Shareholder. Non-resident Shareholders whose Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

If the Offerors do not acquire all the Shares pursuant to the Offers or by means of Compulsory Acquisition pursuant to section 51 of the QCA, they may propose other means to acquire the remaining Shares. The tax treatment of a Subsequent Acquisition Transaction to a non-resident Shareholder will depend on the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as or materially different than described above. A non-resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a non-resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. Non-resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Disposition of Debentures

If interest on the Debentures is not currently exempt from Canadian withholding tax, amounts paid or credited, or deemed to be paid or credited, as interest on Debentures to non-resident Debentureholders, including interest accrued on Debentures from the last interest payment date to the time that the Debentures are disposed of to Russel Acquisition, will generally be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the provisions of an applicable income tax treaty to which Canada is a party. In certain circumstances, an amount paid to a non-resident Debentureholder in excess of the original price for which the Debenture was issued will be deemed to be interest. Non-resident Debentureholders should consult with their own tax advisors in this regard.

A non-resident Debentureholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Debentures to Russel Acquisition under the Offers, unless those Debentures constitute "taxable Canadian property" to the Debentureholder. A non-resident Debentureholder's capital gain (or capital loss) in respect of Debentures that constitute taxable Canadian property will be equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition and any amount received or deemed received as interest, exceed (or are less than) the adjusted cost base of the Debentures to the non-resident Debentureholder. For these purposes, the adjusted cost base of, and accrued interest on, the 8% Debentures and the 7.25% Debentures must be separately determined.

A Debenture generally will not be taxable Canadian property to a non-resident Debentureholder unless, at any time during the 60-month period ending immediately preceding the disposition of the Debenture, the non-resident Debentureholder, the non-resident Debentureholder together with persons with whom the Debentureholder did not deal at arm's length, or persons with whom the non-resident Debentureholder did not deal at arm's length, owned 25% or more of the shares of any class or series of Leroux. The Debentures may also be taxable Canadian property in certain other circumstances, including where the Debentureholder elected to have them treated as taxable Canadian property upon ceasing to be a resident of Canada. Even if the Debentures are taxable Canadian property to a non-resident Debentureholder, any capital gain realized upon the disposition may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party.

Amendment to Debenture Terms

If a sufficient principal amount of Debentures is tendered to the Offers, Russel Acquisition intends (subject to any required approvals) to cause Leroux to enter into supplemental indentures with the Debenture Agent amending the terms of the Indentures so as to (i) disable the conversion feature of the Debentures; (ii) delete the condition for the redemption of the Debentures related to the weighted average trading price of the Class B shares such that the Debentures will be redeemable at the option of Leroux at any time at a redemption price equal to par plus accrued and unpaid interest; and (iii) delete the covenant that would obligate Leroux to maintain the listing of the Class B Shares on a stock exchange. Thereafter, Russel Acquisition may, but will not be obliged to, cause Leroux to redeem the Debentures. The amendments to the Indenture should not constitute a disposition of the Debentures, although there can be no assurance that the CCRA or a court would not take a contrary position. A non-resident

Debentureholder whose Debentures are thereafter redeemed will be considered to have disposed of such Debentures upon redemption. The non-resident Debentureholder may realize a capital gain or capital loss on the redemption and may be considered to have received interest that would be treated in the manner described above under "Disposition of Debentures".

Debentureholders should consult with their own tax advisors with respect to the consequences to them of the amendment and subsequent redemption of Debentures.

23. Acceptance of the Offers

Other than as described in Section 5 of the Circular, "Agreements Relating to the Offers — Lock-Up Agreements", neither Russel Metals nor Russel Acquisition has any knowledge regarding whether any Shareholder or Debentureholder will accept the Offers.

24. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

See also Section 9 of the Circular, "Additional Information Concerning Russel Metals — Documents Incorporated by Reference — Note with Respect to Arthur Andersen LLP".

25. Consents

TO: The Directors of Russel Metals Inc. and Russel Acquisition Inc.

We hereby consent to the reference to our opinion contained under "Principal Canadian Federal Income Tax Considerations" in the Circular accompanying the Offers dated May 14, 2003 made by Russel Metals Inc. and Russel Acquisition Inc. to the holders of Shares of Leroux Steel Inc./Acier Leroux inc.

Toronto, Canada
May 14, 2003

(Signed) DAVIES WARD
PHILLIPS & VINEBERG LLP

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island

We consent to the use of our report dated January 31, 2003 to the shareholders of Russel Metals Inc. incorporated by reference in the Circular accompanying the Offers to Purchase made by Russel Metals Inc. and Russel Acquisition Inc. to the securityholders of Leroux Steel Inc. dated May 14, 2003 (collectively, the "Circular"). We also consent to the use of our compilation report dated May 14, 2003 to the Directors of Russel Metals Inc. with respect to the pro forma consolidated financial statements included in the Circular.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Mississsauga, Canada
May 14, 2003

(Signed) DELOITTE & TOUCHE LLP

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island

We consent to the use of our report dated January 17, 2003 to the shareholders of Leroux Steel Inc. incorporated by reference in Circular accompanying the Offers to Purchase made by Russel Metals Inc. and Russel Acquisition Inc. to the securityholders of Leroux Steel Inc. dated May 14, 2003.

The consolidated balance sheet of Leroux Steel Inc. as at November 3, 2001 and the consolidated statements of loss, retained earnings and cash flows for the year then ended were audited and reported on by Arthur Andersen LLP.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Montreal, Canada
May 14, 2003

(Signed) SAMSON BÉLAIR/DELOITTE & TOUCHE

APPROVAL AND CERTIFICATE OF RUSSEL METALS INC.

The contents of the Offers and the Circular (including Schedule I thereto which is incorporated by reference) have been approved, and the sending, communication or delivery thereof to the Securityholders of Leroux Steel Inc./Acier Leroux inc. has been authorized by, the Board of Directors of Russel Metals Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Securities which are the subject of the Offers.

DATED: May 14, 2003

(signed) Edward M. Siegel, Jr.
President and Chief Executive Officer

(signed) Brian R. Hedges
Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(signed) Anthony F. Griffiths
Director

(signed) Arni C. Thorsteinson
Director

APPROVAL AND CERTIFICATE OF RUSSEL ACQUISITION INC.

The contents of the Offers and the Circular (including Schedule I thereto which is incorporated by reference) have been approved, and the sending, communication or delivery thereof to the Shareholders of Leroux Steel Inc./Acier Leroux inc. has been authorized by, the Board of Directors of Russel Acquisition Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Securities which are the subject of the Offers.

DATED: May 14, 2003

(signed) Edward M. Siegel, Jr.
President, Chief Executive Officer and Director

(signed) Brian R. Hedges
Chief Financial Officer and Director

SCHEDULE I

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF RUSSEL METALS INC.

COMPILATION REPORT

To the Directors of
Russel Metals Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Russel Metals Inc. as at March 31, 2003 and the pro forma consolidated statements of earnings for the year ended December 31, 2002 and the quarter ended March 31, 2003, which have been prepared for inclusion in the circular accompanying the Offers dated May 14, 2003 made by Russel Metals Inc. and Russel Acquisition Inc. to the holders of Class A multiple voting shares, Class B subordinate voting shares, 8% convertible unsecured subordinated debentures due August 4, 2004 and 7.25% convertible unsecured subordinated debentures due May 29, 2006 of Leroux Steel Inc. In our opinion, the pro forma consolidated balance sheet and pro forma consolidated statements of earnings have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Mississsauga, Canada
May 14, 2003

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

PRO FORMA CONSOLIDATED BALANCE SHEET
as at March 31, 2003
(unaudited)

	Russel Metals Mar 31, 2003	Leroux Feb 1, 2003	Pro Forma Adjustments	Notes	Pro Forma
			($000)		
ASSETS					
Current					
Cash	$ 10,605	$ 3,383			$ 13,988
Accounts receivable	223,821	79,835			303,656
Inventories	282,357	99,735			382,092
Prepaid expenses and other assets	4,960	3,052			8,012
Income taxes recoverable	1,798	4,204			6,002
	523,541	190,209			713,750
Property, Plant and Equipment	109,551	87,725			197,276
Deferred Financing Charges	4,556	1,863			6,419
Goodwill	2,500	1,500	$ (1,500)	2(c)	2,500
Unallocated Purchase Price			(36,425)	2(c)	(36,425)
Future Income Tax Assets	10,350	12			10,362
Other Assets and Investments	2,347	609	68,280	2(b)	2,956
			(68,280)	2(c)	
	$652,845	$281,918	$(37,925)		$896,838

67

PRO FORMA CONSOLIDATED BALANCE SHEET
as at March 31, 2003 (continued)
(unaudited)

	Russel Metals Mar 31, 2003	Leroux Feb 1, 2003	Pro Forma Adjustments	Notes	Pro Forma
			($000)		
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Bank indebtedness	$ 12,259	$ 78,786	$ 18,843	1	$182,562
			(1,908)	2(a)	
			49,855	2(b)	
			24,727	3	
Accounts payable and accrued liabilities	164,610	50,503			215,113
Current income taxes payable	1,629	74			1,703
Current portion of debt component of convertible debentures	—	1,125	(1,125)	1	—
Current portion of long-term debt	—	7,183	(7,183)	3	—
	178,498	137,671	83,209		399,378
Long-Term Debt	199,851	17,544	(17,544)	3	199,851
Debt Component of Convertible Debentures	—	1,947	(1,947)	1	—
Pensions and Benefits	9,713	—			9,713
Future Income Tax Liabilities	11,840	2,682			14,522
Non-Controlling Interest	—	2,006			2,006
	399,902	161,850	63,718		625,470
Shareholders' Equity					
Convertible debentures	—	17,998	(17,998)	1	—
Preferred shares	30,000	—			30,000
Common shares	122,536	34,775	1,908	2(a)	140,961
			18,425	2(b)	
			(36,683)	2(c)	
Retained earnings	106,215	64,598	2,227	1	106,215
			(66,825)	2(c)	
Cumulative translation adjustment	(5,808)	2,697	(2,697)	2(c)	(5,808)
	252,943	120,068	(101,643)		271,368
	$652,845	$281,918	$ (37,925)		$896,838

68

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
for the year ended December 31, 2002
(unaudited)

	Russel Metals Dec 31, 2002	Leroux Nov 2, 2002	Pro Forma Adjustments	Notes	Pro Forma
		($000 except per share data)			
Revenues	$1,403,275	$522,901	$ (19,007)	4	$1,765,839
			(141,330)	7	
Cost of sales and operating expenses	1,317,672	508,471	(19,007)	4	1,659,529
			(147,607)	7	
Earnings from continuing operations before depreciation, amortization and the following	85,603	14,430	6,277		106,310
Depreciation and amortization	15,192	8,577	(1,352)	7	22,417
Earnings from continuing operations before the following	70,411	5,853	7,629		83,893
Restructuring costs	(2,749)	(2,876)	2,876	7	(2,749)
Foreign exchange gain	261	—			261
Interest on long-term debt and on convertible debentures	(20,550)	(3,019)	3,019	6	(20,550)
Other interest income (expense)	226	(6,653)	(3,241)	5	(14,600)
			(3,019)	6	
			(1,913)	6	
Earnings (loss) from continuing operations before income taxes and other items	47,599	(6,695)	5,351		46,255
Provision for income taxes	18,363	6	(1,231)	5	19,639
			(347)	6	
			2,848	7	
Earnings (loss) from continuing operations before other items	29,236	(6,701)	4,081		26,616
Non-controlling interest	—	371			371
Net earnings (loss) from continuing operations for the year	29,236	(6,330)	4,081		26,987
Loss from discontinued operations	—	—	(7,657)	7	(7,657)
Net earnings (loss) for the year	$ 29,236	$ (6,330)	$ (3,576)		$ 19,330
Basic earnings per common share from continuing operations	$ 0.71				$ 0.59
Basic earnings per common share	$ 0.71				$ 0.41
Diluted earnings per common share	$ 0.68				$ 0.40

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
for the quarter ended March 31, 2003
(unaudited)

	Russel Metals Mar 31, 2003	Leroux Feb 1, 2003	Pro Forma Adjustments	Notes	Pro Forma
	($000 except per share data)				
Revenues	$367,021	$108,054	$ (4,036)	4	$444,402
			(26,637)	7	
Cost of sales and operating expenses	352,796	106,743	(4,036)	4	427,492
			(28,011)	7	
Earnings from continuing operations before depreciation, amortization and the following	14,225	1,311	1,374		16,910
Depreciation and amortization	3,616	1,973	(234)	7	5,355
Earnings (loss) from continuing operations before the following	10,609	(662)	1,608		11,555
Foreign exchange gain	348	—			348
Interest on long-term debt and on convertible debentures	(4,969)	(449)	449	6	(4,969)
Other interest expense	(135)	(1,443)	(872)	5	(3,423)
			(449)	6	
			(524)	6	
Earnings (loss) from continuing operations before income taxes and other items	5,853	(2,554)	212		3,511
Provision for (recovery of) income taxes	2,266	(222)	(331)	5	1,613
			(100)	6	
Earnings (loss) from continuing operations before other items	3,587	(2,332)	643		1,898
Non-controlling interest	—	46			46
Net earnings (loss) from continuing operations for the year	3,587	(2,286)	643		1,944
Loss from discontinued operations	—	—	(1,608)	7	(1,608)
Net earnings (loss) for the period	$ 3,587	$ (2,286)	$ (965)		$ 336
Basic earnings per common share from continuing operations	$ 0.08				$ 0.03
Basic earnings per common share	$ 0.08				$ 0.01
Diluted earnings per common share	$ 0.08				$ 0.01

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

A. Description of the Offers to Purchase

Russel Metals Inc. ("Russel Metals") and Russel Acquisition Inc. ("Russel Acquisition"), a wholly-owned subsidiary of Russel Metals, (collectively, the "Offerors") have offered to purchase all of the outstanding Class A multiple voting shares (the "Class A Shares") and Class B subordinate voting shares (the "Class B Shares") of Leroux Steel Inc./Acier Leroux inc. ("Leroux"). The Class A Shares and Class B Shares may be purchased for either (i) cash of $6.30, (ii) 1.2353 common shares of Russel Metals, subject to proration, or, (iii) a combination of cash of $4.60 and ⅓ of a Russel Metals common share.

Russel Acquisition has offered to purchase for cash all of the outstanding 8% convertible unsecured subordinated debentures due August 4, 2004 (the "8% Debentures") and 7.25% convertible unsecured subordinated debentures due May 29, 2006 (the "7.25% Debentures") of Leroux.

The offers to purchase the Class A Shares, 8% Debentures and 7.25% Debentures are subject to certain conditions including, without limitation, there having been validly deposited under the offers and not withdrawn as at the expiry times, at least 66⅔% of the outstanding Class A Shares, Class B Shares, 8% Debentures and 7.25% Debentures (determined on a class-by-class basis and including the Class B Shares then held by the Offerors). The offer to purchase the Class B Shares is conditional upon shares having been taken up, or being contemporaneously taken up, under the offer to purchase the Class A Shares.

B. Basis of Presentation

These pro forma consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and for inclusion in the offer and accompanying Circular dated May 14, 2003 made by Russel Metals and Russel Acquisition to the shareholders of Leroux. The pro forma consolidated balance sheet has been prepared to give effect to Russel Metals' proposed acquisition of Leroux. The pro forma consolidated statements of earnings have been prepared to give effect to the acquisition of 100% of Leroux as if the acquisition had occurred at the beginning of the pro forma period. The acquisition has been accounted for under the purchase method of accounting.

These pro forma consolidated financial statements are based only on the historical financial statements of Russel Metals, Leroux, and other public information available. The pro forma statements may differ from the financial statements that would have been compiled and presented if management had access to additional information. The total cost of Russel Metals' investment in Leroux has been allocated to the identifiable tangible and intangible assets of Leroux and the balance disclosed as unallocated purchase price. The unallocated purchase price will be allocated to current assets, property, plant and equipment, deferred charges, restructuring and transaction costs as additional information is obtained.

The pro forma financial statements do not purport to represent what Russel Metals' results of operations or financial position would actually have been had these transactions in fact occurred on such dates or to project Russel Metals' results of operations or financial condition for any future date or period. The pro forma financial statements should be read in conjunction with the consolidated financial statements of Russel Metals for the year ended December 31, 2002 and the quarter ended March 31, 2003 and consolidated financial statements of Leroux for the year ended November 2, 2002 and the quarter ended February 1, 2003.

C. Pro Forma Adjustments and Assumptions

The pro forma adjustments are described in the following notes and are based upon available information and certain assumptions that management believes are reasonable.

Pro forma balance sheet

1. Convertible Debentures Acquired

The convertible debentures have been eliminated on the basis of Russel Metals' intent to acquire 100% of the 8% Debentures and the 7.25% Debentures at par of $18,843,000.

2. Acquisition of Leroux shares under the Offers

(a) The cost of Russel Metals' investment in Leroux would be $68,280,000, assuming that all of the outstanding Class A and Class B shares, being 10,838,013, are tendered under the offers to give Russel Metals a 100% ownership interest in Leroux. Included in the outstanding Leroux shares are shares resulting from the assumed exercise of 369,000 outstanding options of Leroux at an average price of $5.17 per share. This results in a $1,908,000 increase in Leroux share capital and similar reduction in bank indebtedness assuming the options are exercised.

(b) Calculation of the purchase price is as follows:

	(000's)
Cash	$49,855
Issuance of 3,612,671 Russel Metals common shares at $5.10 per share	18,425
Investment in Leroux	$68,280

The pro forma statements have been prepared based on the assumption that all of the Russel Metals common shares are taken up.

The value ascribed to a Russel Metals common share is $5.10. The value ascribed to ⅓ of a Russel Metals common share represents the difference between $6.30 per share for all cash and $4.60 per share of cash plus ⅓ of a Russel Metals common share.

(c) The preliminary allocation of the purchase price made for purposes of preparing these unaudited pro forma consolidated financial statements is as follows:

	(000's)
Current assets	$ 190,209
Property, plant and equipment	87,725
Deferred charges	1,863
Unallocated purchase price	(36,425)
Future income tax assets	12
Other assets	609
Total assets	243,993
Current liabilities	(153,481)
Long-term debt	(17,544)
Future income tax liabilities	(2,682)
Non-controlling interest	(2,006)
	$ 68,280

The consolidation entries to consolidate Russel Metals and Leroux reflected in these pro forma statements are as follows:

	(000's)
Reduction in investments	$(68,280)
Elimination of goodwill	(1,500)
Unallocated purchase price	(36,425)
Elimination of Leroux share capital (after exercising options)	36,683
Elimination of Leroux retained earnings (adjusted for convertible debentures)	66,825
Elimination of Leroux cumulative translation adjustment	2,697
Net adjustments	$ —

The unallocated purchase price will be allocated to current assets, property, plant and equipment, deferred charges, restructuring and transaction cost as additional information is obtained. The allocation will be tax effected if appropriate.

3. **Repayment of long-term debt**

Russel Metals may be required or may choose to restructure the current banking arrangements of Leroux, which may result in long-term debt becoming bank indebtedness. The current portion of long-term debt and the long-term debt has been reclassified to bank indebtedness to reflect this.

Pro forma statements of earnings

4. Revenue and cost of sales have been reduced by $19,007,000 for the year ended December 31, 2002 and $4,036,000 for the quarter ended March 31, 2003 to reflect an elimination of intercompany sales transactions between Russel Metals and Leroux. Approximately 98% of these sales are from Russel Metals' import/export operations to Leroux. No adjustment has been made to eliminate profits in inventory on the assumption it is not material.

5. Interest on the cash portion of the Leroux share purchase has been recorded at Russel Metals' incremental cost of borrowing of 6.5% for the year ended December 31, 2002 and 7.0% for the quarter ended March 31, 2003.

	Year Ended Dec 31, 2002	Quarter Ended Mar 31, 2003
	($000)	
Interest	$3,241	$872
Income taxes	1,231	331
Net	$2,010	$541

6. Interest adjustment related to new debt structure. (See notes 1 and 3) Interest rate is assumed to be the same rates as available to Leroux which are not materially different than Russel Metals' incremental cost of borrowing.

	Year Ended Dec 31, 2002	Quarter Ended Mar 31, 2003
	($000)	
Interest on long-term debt and on convertible debentures reclassified to other interest	$3,019	$449

Interest, net of income taxes, on equity portion of convertible debentures charged to equity by Leroux represents increase in interest expense and reduction in income tax provision.

	Year Ended Dec 31, 2002	Quarter Ended Mar 31, 2003
	($000)	
Interest	$1,913	$524
Income taxes	347	100
Net	$1,566	$424

7. The pro forma statements of earnings have been reclassified to disclose separately the U.S. operations of Leroux as discontinued operations in accordance with Canadian Standards which come into effect for disposal activities effective May 1, 2003. This information is based on the segment note to the Leroux financial statements. Russel Metals intends on selling or closing the U.S. operations of Leroux. The restructuring costs reported by Leroux in the year ended November 2, 2002 related to the closure of three U.S. service centers and the American head office.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

The reclassification related to discontinued operations removes the following on a line by line basis and discloses them on one line after the continuing operations.

	Year Ended Dec 31, 2002	Quarter Ended Mar 31, 2003
	($000)	
Revenues	$141,330	$26,637
Cost of sales and operating expenses	147,607	28,011
	(6,277)	(1,374)
Amortization	(1,352)	(234)
Restructuring costs	(2,876)	—
Income taxes recoverable	2,848	—
Net loss discontinued operations	$ (7,657)	$(1,608)

The pro forma balance sheet has not been reclassified on a line by line basis as the relevant information is not available and the totals for current assets, total assets, current liabilities and long-term liabilities would be unchanged. The total assets related to discontinued operations is $64,006,000 at December 31, 2002 and $50,456,000 at March 31, 2003.

Pro forma earnings per share

The weighted average number of Russel Metals shares outstanding for purposes of calculating pro forma earnings per share have been increased by 3,612,671 to reflect the issuance of common shares under the offers.

Weighted average number of common shares used:

For the year ended December 31, 2002	41,636,705
For the quarter ended March 31, 2003	41,692,712

The Depositary for the Offers is:

CIBC MELLON TRUST COMPANY

Toronto

By Hand or By Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Mail:

P.O. Box 1036
Adelaide St. Postal Station
Toronto, Ontario
M5C 2K4

Tel: (416) 643-5500
Toll-Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

Montreal

By Hand or By Courier:

2001 University Avenue
16th Floor
Montreal, Quebec
H3A 2A6

The Dealer Manager for the Offers is:

National Bank Financial Inc.
130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario
M5X 1J9

Tel: (416) 869-3707
Fax: (416) 869-6540

Any questions and requests for assistance may be directed by holders of Shares and Debentures to the Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.

PART I

Item 1

Document (a)(3)

LETTER OF TRANSMITTAL

for Class A Multiple Voting Shares and
Class B Subordinate Voting Shares of

LEROUX STEEL INC./ACIER LEROUX INC.

THE RELEVANT OFFERS WILL BE OPEN FOR ACCEPTANCE UNTIL 5:02 P.M. (LOCAL TIME) ON THURSDAY, JULY 3, 2003 UNLESS SUCH OFFERS ARE EXTENDED OR WITHDRAWN.

The Depositary
(see back cover page for addresses and telephone numbers)
or your broker or other financial advisor
will assist you in completing this Letter of Transmittal

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for Class A multiple voting shares and/or Class B subordinate voting shares of Leroux Steel Inc./Acier Leroux inc. ("Shares") deposited pursuant to the offers (the "Offers") dated May 14, 2003 made by Russel Metals Inc. ("Russel Metals") and Russel Acquisition Inc. ("Russel Acquisition"), a wholly-owned subsidiary of Russel Metals, (collectively, the "Offerors") to holders of Shares.

The terms and conditions of the Offers are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offers and accompanying Circular dated May 14, 2003 (collectively, together with the schedules to the Circular, the "Offers and Circular") have the respective meanings set out in the Offers and Circular.

Please read carefully the instructions and rules set forth below before completing this Letter of Transmittal.

TO: RUSSEL METALS INC. AND RUSSEL ACQUISITION INC.

AND TO: CIBC MELLON TRUST COMPANY, **as Depositary, at its offices set out on the back cover page**

Dear Sirs/Mesdames:

The undersigned delivers to you the enclosed certificate(s) for Shares and, effective at such time as such shares are taken up pursuant to the Offers (the "Take-Up Time") and subject only to the provisions of the Offers regarding withdrawal, irrevocably accepts the Offers for such Shares and hereby assigns to the Offerors all right, title and interest therein. The following are the details of the enclosed certificate(s):

(This table is to be completed by all holders of Shares wishing to tender such Shares under the Offers.)

Certificate Number	Name in which Registered	Class of Shares (please check one)		Number of Shares Represented by Certificate	Number of Shares Tendered*
		Class A	Class B		
		☐	☐		
		☐	☐		
		☐	☐		
		☐	☐		
	TOTAL				

(If space is insufficient, please attach a list in the above form.)

* Unless otherwise indicated, all Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offers. See Instruction 6, "Partial Tenders".

ELECTION FOR CASH ALTERNATIVE AND/OR COMBINED ALTERNATIVE AND/OR SHARE ALTERNATIVE

The undersigned hereby elects, pursuant to the Offers for each Share represented by the above certificate(s) and deposited to the Offers (the "Deposited Shares"):

☐ $6.30 cash (the "Cash Alternative") in respect of each of ________________ (insert number) Shares deposited.

☐ a combination of $4.60 cash and one-third of one Russel Metals Share (the "Combined Alternative") in respect of ________________ (insert number) Shares deposited.

☐ 1.2353 Russel Metals Shares (the "Share Alternative") in respect of each of ________________ (insert number) Shares deposited.

The total number of Shares tendered under the Cash Alternative, the Combined Alternative and the Share Alternative must equal the total number of Shares tendered under the Offers.

If an election is not made or is not properly made in respect of the Deposited Shares, the undersigned will be deemed under the Offers to have elected the Cash Alternative in respect of such Deposited Shares. In order for Shareholders who are Eligible Shareholders (as defined below) to sell their Deposited Shares on a tax-deferred rollover basis (subject to proration), such Shareholders must elect the Share Alternative and must further elect to tender their Shares to Russel Metals as provided in the box below entitled "Tax Deferral Election". The undersigned acknowledges that the total share consideration payable under the Share Alternative is subject to the proration provisions set forth in Section 1 of the Offers.

To the extent that the Depositary receives from a holder of Shares a Letter of Transmittal duly completed in all respects and executed in accordance with the Instructions, except that the total number of Shares elected under the Cash Alternative, the Combined Alternative and the Share Alternative is greater than the number of Deposited Shares, then the number of Deposited Shares tendered under the Cash Alternative, the Combined Alternative or the Share Alternative will be reduced proportionately so that the sum of the adjusted amounts will be equal to the number of Deposited Shares; to the extent that the total number of Shares elected under the Cash Alternative, the Combined Alternative or the Share Alternative is less than the number of Deposited Shares, then the number of Deposited Shares tendered under the Cash Alternative will be increased by the number of Deposited Shares in respect of which no election has been made.

If the Deposited Shares are being deposited pursuant to a Notice of Guaranteed Delivery previously sent to the Depository, the depositing Shareholder will be deemed to have made hereunder the election as to the Share Alternative, the Cash Alternative or the Combined Alternative made or deemed to have been made pursuant to such Notice of Guaranteed Delivery.

In the event that this Letter of Transmittal and the enclosed certificate(s) are being delivered pursuant to a Notice of Guaranteed Delivery previously delivered in respect of the Deposited Shares, no election need be made above. In the event of any inconsistency between the election made or deemed to have been made in such Notice of Guaranteed Delivery and any election made above, the Notice of Guaranteed Delivery shall govern.

TAX DEFERRAL ELECTION FOR ELIGIBLE SHAREHOLDERS WHO ELECT THE SHARE ALTERNATIVE AND ARE ELIGIBLE FOR AND DESIRE A CANADIAN TAX DEFERRAL

Eligible Shareholders (as defined below) who have elected to tender Shares under the Share Alternative may (subject to proration) obtain a tax-deferred rollover for Canadian federal income tax purposes if such Shares are tendered to Russel Metals. Eligible Shareholders who desire such a tax-deferred rollover must elect to tender such Shares to Russel Metals by checking the box below. See "Principal Canadian Federal Income Tax Considerations" in Section 22 of the Circular.

Eligible Shareholders **who do not check** the box below will be deemed under the Offers to have elected to tender their Shares to Russel Acquisition and **will not obtain** a tax-deferred rollover for Canadian federal income tax purposes.

By checking the box below, the undersigned represents that the undersigned is an Eligible Shareholder (as defined below) so as to be eligible to achieve a tax-deferred exchange of Shares tendered (or deemed to be tendered) to Russel Metals under the Share Alternative (subject to proration). An "Eligible Shareholder" is a Shareholder who deals at arm's length with Russel Metals and (i) who is resident in Canada for purposes of the Tax Act, who holds Shares as capital property for purposes of the Tax Act and who is not exempt from tax under the Tax Act, or (ii) who is not resident in Canada for purposes of the Tax Act and whose Shares constitute taxable Canadian property (as defined in the Tax Act), provided that any gain realized by such non-resident Shareholder from the disposition of Shares would not be exempt from Canadian tax by virtue of an applicable income tax treaty to which Canada is a party, or (iii) which is a partnership that owns Shares if one or more of its members would be an Eligible Shareholder if such member held such Shares directly. See "Principal Canadian Federal Income Tax Considerations" in Section 22 of the Circular.

☐ **IF APPLICABLE, PLEASE CHECK IN ORDER TO OBTAIN TAX-DEFERRED ROLLOVER**

The undersigned acknowledges receipt of the Offers and Circular dated May 14, 2003 and represents and warrants that the undersigned has good and sufficient authority to deposit, sell, assign and transfer the Shares represented by the enclosed certificate(s) and that when the Deposited Shares are taken up by the Offerors, the Offerors will acquire good title to the Deposited Shares free and clear from all liens, charges, encumbrances, claims and equities and in accordance with the following: IN CONSIDERATION OF THE OFFERS AND FOR VALUE RECEIVED the undersigned irrevocably assigns to the Offerors, effective at the Take-Up Time, all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on, or after April 15, 2003. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, the whole of any such distribution shall be received and held by the undersigned for the account of the Offerors until the Offerors pay for the Deposited Shares and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offerors, accompanied by appropriate documentation of transfer; provided that, in the case of any cash distribution payable to the undersigned that does not exceed the purchase price payable in cash to the undersigned pursuant to the Offers, the amount of such distribution shall be applied by the Offerors in full or partial payment of such cash purchase price and the amount of cash otherwise delivered by the Offerors in payment of the purchase price will be reduced by such amount. Pending such remittance, the Offerors will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offerors to the undersigned pursuant to the Offers or deduct from the purchase price payable by the Offerors to the undersigned pursuant to the Offers the amount or value thereof, as determined by the Offerors in their sole discretion.

Holders of Shares whose Share certificates are not immediately available or who cannot deliver their Share certificates and all other required documents to the Depositary on or prior to the Share Offers Expiry Time must deliver their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery".

The undersigned irrevocably constitutes and appoints each of Edward M. Siegel, Jr. and Brian R. Hedges, each of whom is an officer and/or director of the Offerors, and any other person designated by the Offerors in writing, the true and lawful agents, attorneys and attorneys-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offers by such Offerors and any distributions on such Deposited Shares which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares on or after April 15, 2003 with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), to and in the name of and on behalf of the undersigned: (a) register or record the transfer or cancellation of such Deposited Shares and distributions consisting of securities on the appropriate registers of Leroux; (b) for so long as any such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror by which such Deposited Shares have been taken up, any instruments of proxy, authorization or consent in form and on terms satisfactory to such Offeror in respect of any such Deposited Shares and any distribution, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offers.

The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offers, or distributions on such Deposited Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offerors, provided that it is not contrary to any applicable law, at any time and from time to time after the Take-Up Time, as and when requested by, and at the expense of, the Offerors, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offerors, in respect of any such Deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offerors acquiring the Deposited Shares as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

The undersigned covenants and agrees, from and after the Take-Up Time, to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Offerors.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offers, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable.

The undersigned instructs the relevant Offeror and the Depositary, upon the relevant Offeror taking up the Deposited Shares, to mail: (i) a cheque, payable in Canadian funds, representing the cash to which the undersigned is entitled and (ii) a certificate for the Russel Metals Shares to which the undersigned is entitled, in each case by first class mail, postage prepaid, or to hold such share certificate and cheque, if any, for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offerors have no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if the Offerors do not purchase any of the Deposited Shares.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offers as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la présente lettre d'envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par les offres, telle qu'elles sont acceptée au moyen de cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

Signature guaranteed by
(if required under Instruction 4):

______________________ Dated: ______________________, 2003.

______________________ Authorized Signature

______________________ Signature of Shareholder or Authorized Representative — see Instruction 5

______________________ Name of Guarantor (please print or type)

______________________ Name of Shareholder (please print or type)

______________________ Address (please print or type)

______________________ Name of Authorized Representative, if applicable (please print or type)

______________________ Daytime Phone Number of Shareholder or Authorized Representative

BLOCK A
(See Instructions 3 and 4)
ISSUE SHARE CERTIFICATE FOR RUSSEL METALS SHARES AND/OR CHEQUE IN NAME OF
(please print or type):

☐ Registered holder of Shares

______________________ (Name)

______________________ (Street Address and Number)

______________________ (City and Province or State)

______________________ (Country and Postal (Zip) Code)

______________________ (Tax Identification, Social Insurance or Social Security No.)

BLOCK B
(See Instructions 3 and 4)
SEND CERTIFICATE FOR RUSSEL METALS SHARES AND/OR CHEQUE (UNLESS BLOCK C IS CHECKED) TO
(please print or type):

☐ Same address as Block A or to:

______________________ (Name)

______________________ (Street Address and Number)

______________________ (City and Province or State)

______________________ (Country and Postal (Zip) Code)

______________________ (Tax Identification, Social Insurance or Social Security No.)

BLOCK C

☐ DELIVER SHARE CERTIFICATE FOR RUSSEL METALS SHARES AND/OR CHEQUE TO PLACE OF DEPOSIT AGAINST COUNTER RECEIPT

BLOCK D

INDICATE WHETHER OR NOT YOU ARE A U.S. SECURITYHOLDER OR ARE ACTING ON BEHALF OF A U.S. SECURITYHOLDER

☐ The owner signing above represents that it is not a U.S. Securityholder and is not acting on behalf of a U.S. Securityholder.

☐ The owner signing above is a U.S. Securityholder or is acting on behalf of a U.S. Securityholder.

A U.S. Securityholder is any Securityholder that is either (A) within the United States or any territory or possession thereof or (B) a "U.S. Person" as defined in Regulation S under the United States *Securities Act of 1933*.

BLOCK E

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder ______________________________

Date of Execution of Notice: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

BLOCK F

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFERS
The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is:
(please print or type)

______________________________ ______________________________
(Firm) (Telephone Number) (Fax Number)

______________________________ ______________________________
(Registered Representative) (Address)

☐ CHECK HERE IF LIST OF BENEFICIAL OWNERS IS ATTACHED

BLOCK G

SUBSTITUTE FORM W-9
To be completed by U.S. Securityholders only (see Instruction 8)

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Services ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

______________________________ ______________________________
(Signature of Shareholder) (Date)

____
(Taxpayer Identification Number)

NOTE: FAILURE TO COMPLETE THIS BLOCK G OR TO PROVIDE THE OFFERORS WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENT TO YOU PURSUANT TO THE OFFERS.

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified on the back cover page before 5:02 p.m. (local time) on Thursday, July 3, 2003, unless the Offers in respect of the Shares are extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Offerors recommend that the necessary documentation be hand delivered to the Depositary at any of their offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contract that nominee for assistance in depositing those Shares.

2. Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares under the Offers and (i) the certificate(s) representing such Shares are not immediately available or (ii) the Shareholder is not able to cause the certificate(s) representing such Shares and all other required documents to be delivered to the Depositary at or prior to the Share Offers Expiry Time, such Shares may nevertheless be deposited provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offers, or a manually executed facsimile thereof, properly completed and executed, together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto (by hand, facsimile transmission or mail) at or prior to the Share Offers Expiry Time; and

(c) the certificate(s) representing the Deposited Shares, in proper form for transfer, together with this Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, and all other documents required by this Letter of Transmittal are received by the Depositary at its office in Toronto at or before 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Share Offers Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying certificate(s) representing Shares must be delivered to the Depositary at its office in Toronto indicated below.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers and/or banks and trust companies in the United States.

3. Signatures

(a) This Letter of Transmittal must be filled in and signed by the holder of Shares accepting the Offers described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(b) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the share register of Leroux or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offerors or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of Shares evidenced by any certificate submitted is to be tendered, fill in the number of Shares to be tendered in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder as soon as practicable after the Share Offers Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offers by completing the appropriate box on this Letter of Transmittal and present a list of beneficial holders, if applicable.

8. Substitute Form W-9

Each U.S. Securityholder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Block G, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. Securityholder has been notified by the Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Securityholder to 31% federal income tax withholding on any payment to such holder made in connection with the purchase of such holder's Shares. If a U.S. Securityholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 31% on all payments to such holder made in connection with the purchase of such holder's Shares until a TIN is provided to the Depositary.

9. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Shares, additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable and no fractional Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

(d) The Offers and any agreement resulting from the acceptance of the Offers will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e) Additional copies of the Offers and the Offering Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

10. *Lost Certificates*

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements for lost or destroyed certificates.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR BEFORE THE SHARE OFFERS EXPIRY TIME.

The Depositary for the Offers is:

CIBC MELLON TRUST COMPANY

Toronto

By Hand or By Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Mail:

P.O. Box 1036
Adelaide St. Postal Station
Toronto, Ontario
M5C 2K4

Tel: (416) 643-5500
Toll-Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

Montreal

By Hand or By Courier:

2001 University Avenue
16th Floor
Montreal, Québec
H3A 2A6

The Dealer Manager for the Offers is:

National Bank Financial Inc.
130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario
M5X 1J9
Tel: (416) 869-3707
Fax: (416) 869-6540

Any questions and requests for assistance may be directed by holders of Shares to the Depositary or the Dealer Manager at their respective telephone numbers and locations set out above.

PART I

Item 1

Document (a)(4)

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of Class A Multiple Voting Shares and Class B Subordinate Voting Shares of

LEROUX STEEL INC./ACIER LEROUX INC.

This Notice of Guaranteed Delivery must be used by holders of Class A multiple voting shares and Class B subordinate voting shares ("Shares") of Leroux Steel Inc./Acier Leroux inc. who wish to deposit their Shares under the offers to purchase Shares (the "Offers") made by Russel Metals Inc. ("Russel Metals") and Russel Acquisition Inc. ("Russel Acquisition"), a wholly-owned subsidiary of Russel Metals, (collectively, the "Offerors") and set out in the Offers and the accompanying Circular dated May 14, 2003 (collectively, together with the schedules to the Circular, the "Offers and Circular") **only if** certificates representing the Shares are not immediately available or time will not permit all required documents to reach CIBC Mellon Trust Company (the "Depositary") at or before the Share Offers Expiry Time. This Notice of Guaranteed Delivery must be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set out below.

The terms and conditions of the Offers are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offers and Circular shall have the respective meanings set out therein.

TO: RUSSEL METALS INC. AND RUSSEL ACQUISITION INC.

AND TO: CIBC MELLON TRUST COMPANY, as Depositary

By Mail
P.O. Box 1036
Adelaide St. Postal Station
Toronto, Ontario
M5C 2K4

By Hand or By Courier
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Facsimile Transmission
(416) 643-3148

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box in the Letter of Transmittal.

The undersigned hereby deposits with the Offerors, upon the terms and conditions set forth in the Offers and the Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offers, "Manner of Acceptance — Procedure for Guaranteed Delivery".

NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

(This table is to be completed by all holders of Shares wishing to tender such Shares under the Offers.)

Certificate Number	Name in which Registered	Class of Shares (please check one)		Number of Leroux Shares Represented by Certificate	Number of Shares Tendered*
		Class A	Class B		
		☐	☐		
		☐	☐		
		☐	☐		
		☐	☐		
	TOTAL				

* Unless otherwise indicated, all Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offers.

ELECTION FOR CASH ALTERNATIVE AND/OR COMBINED ALTERNATIVE AND/OR SHARE ALTERNATIVE

The undersigned hereby elects to receive under the offers, for each Share represented by the above certificates and deposited to the Offers (the "Deposited Shares"):

☐ $6.30 cash (the "Cash Alternative") in respect of each of __________ (insert number) Shares deposited.

☐ a combination of $4.60 cash and one-third of one Russel Metals Share (the "Combined Alternative") in respect of __________ (insert number) Shares deposited.

☐ 1.2353 Russel Metals Shares (the "Share Alternative") in respect of each of __________ (insert number) Shares deposited.

The total number of Shares tendered under the Cash Alternative, the Combined Alternative and the Share Alternative must equal the total number of Shares tendered under the Offers.

If an election is not made or is not properly made, the undersigned will be deemed under the Offers to have elected the Cash Alternative in respect of such Deposited Shares (as defined below). In order for Shareholders who are Eligible Shareholders (as defined below) to sell their Deposited Shares on a tax-deferred rollover basis (subject to proration), such Shareholders must elect the Share Alternative in respect of such Deposited Shares and must further elect to tender their Shares to Russel Metals as provided in the box below entitled "Tax Deferral Election". The undersigned acknowledges that the total share consideration payable under the Share Alternative is subject to the proration provisions set forth in Section 1 of the Offers.

To the extent that the Depositary receives from a holder of Shares a Notice of Guaranteed Delivery duly completed in all respects, except that the total number of Shares elected under the Cash Alternative, the Combined Alternative and the Share Alternative is greater than the number of Deposited Shares, then the number of Deposited Shares tendered under the Cash Alternative, the Combined Alternative or the Share Alternative will be reduced proportionately so that the sum of the adjusted amounts will be equal to the number of Deposited Shares; to the extent that the total number of Shares elected under the Cash Alternative, the Combined Alternative and the Share Alternative is less than the number of Deposited Shares, then the number of Deposited Shares tendered under the Cash Alternative will be increased by the number of Deposited Shares in respect of which no election has been made.

TAX DEFERRAL ELECTION FOR ELIGIBLE SHAREHOLDERS WHO ELECT THE SHARE ALTERNATIVE AND ARE ELIGIBLE FOR AND DESIRE A CANADIAN TAX DEFERRAL

Eligible Shareholders (as defined below) who have elected to tender Shares under the Share Alternative may obtain a tax-deferred rollover for Canadian federal income tax purposes if such Shares are tendered to Russel Metals. Eligible Shareholders who desire such a tax-deferred rollover must elect to tender such Shares to Russel Metals by checking the box below. See "Principal Canadian Federal Income Tax Considerations" in Section 22 of the Circular.

Eligible Shareholders **who do not check** the box below will be deemed under the Offers to have elected to tender their Shares to Russel Acquisition and **will not obtain** a tax-deferred rollover for Canadian federal income tax purposes.

By checking the box below, the undersigned represents that the undersigned is an Eligible Shareholder (as defined below) so as to be eligible to achieve a tax-deferred exchange of Shares tendered (or deemed to be tendered) to Russel Metals under the Share Alternative (subject to proration). An "Eligible Shareholder" is a Shareholder who deals at arm's length with Russel Metals and (i) who is resident in Canada for purposes of the Tax Act, who holds Shares as capital property for purposes of the Tax Act and who is not exempt from tax under the Tax Act, or (ii) who is not resident in Canada for purposes of the Tax Act and whose Shares constitute taxable Canadian property (as defined in the Tax Act), provided that any gain realized by such non-resident Shareholder from the disposition of Shares would not be exempt from Canadian tax by virtue of an applicable income tax treaty to which Canada is a party, or (iii) which is a partnership that owns Shares if one or more of its members would be an Eligible Shareholder if such member held such Shares directly. See "Principal Canadian Federal Income Tax Considerations" in Section 22 of the Circular.

☐ **IF APPLICABLE, PLEASE CHECK IN ORDER TO OBTAIN TAX-DEFERRED ROLLOVER**

Name of Debentureholder: ______________________ Signature: ______________________

Address: ______________________ Telephone Number: ( ) ______________________

______________________ Dated: ______________________

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), guarantees delivery to the Toronto office of the Depositary of the certificates representing Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Share Offers Expiry Time.

______________________ (Firm)

______________________ (Address)

______________________ (Authorized Signature)

______________________ *(Area Code and Telephone Number)*

______________________ (Please Print Name)

Dated: ______________________, 2003

The Depositary for the Offers is:

CIBC MELLON TRUST COMPANY

Toronto

By Hand or By Courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Mail:

P.O. Box 1036
Adelaide St. Postal Station
Toronto, Ontario
M5C 2K4

Tel: (416) 643-5500
Toll-Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

Montreal

By Hand or By Courier:

2001 University Avenue
16th Floor
Montreal, Québec
H3A 2A6

The Dealer Manager for the Offers is:

National Bank Financial Inc.
130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario
M5X 1J9
Tel: (416) 869-3707
Fax: (416) 869-6540

Any questions and requests for assistance may be directed by holders of Shares to the Depositary or the Dealer Manager at their respective telephone numbers and locations set out above.

PART II

Exhibit (1)(a)

Russel Metals

PRESS RELEASE
FOR IMMEDIATE RELEASE

CONTROLLING SHAREHOLDERS OF LEROUX STEEL
AGREE TO RUSSEL METALS' OFFER OF $6.30 PER SHARE

Stock Exchange Symbols: RUS, RUS.PR.C
LER.A, LER.B, LER.DB, LER.DB.A
CAM.A

TORONTO, April 15, 2003 – Russel Metals Inc., Mr. Gilles Leroux and Le Groupe Canam Manac Inc. today announced that they have entered into agreements pursuant to which Russel will offer to purchase all of the outstanding shares of Leroux Steel at a price of $6.30 per share, representing a 135 % premium to the average closing price of the Class A Multiple Voting Shares and a premium of 101 % to the average closing price of the Class B Subordinate Voting Shares, over the 20 trading day-period ended on April 11, 2003. Together, Mr. Gilles Leroux and Canam Manac control over 36 % of the equity and 63 % of the voting rights in Leroux Steel.

"We are very pleased that our proposal at $6.30 per share which represents a significant premium over the closing price of the Class B Subordinate Voting Shares when we first approached Mr. Leroux, was received positively by the controlling shareholders of Leroux Steel", *said Mr. Edward M. Siegel, Jr., President and Chief Executive Officer of* Russel. "At this kind of premium, we are confident that the Board of Directors of Leroux Steel and the minority shareholders will be equally supportive of our offer." Mr. Siegel added: "This acquisition builds on our strategy to continually grow Russel and will enhance our presence in Quebec."

Russel has agreed to make the take-over bid for all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel for consideration of $6.30 per share, payable at the option of the holder in one of three ways. Each holder of a Leroux share will have the option of receiving, for each Leroux share held, (i) $6.30 cash, (ii) $4.60 cash and one-third of a Russel common share or (iii) 1.2353 Russel common shares, subject to pro-ration if the number of Russel common shares otherwise issuable would exceed 3,612,672. Accordingly, any shareholder who elects to receive all cash consideration under the offer will be entitled to receive all cash, and all shareholders who elect to receive common shares of Russel will receive at least one-third of a Russel common share for each share of Leroux Steel, with the balance of the consideration being payable in cash.

The offer will be subject only to customary conditions, including regulatory approvals and acceptance by at least 66 2/3 % of each of the outstanding classes of securities of Leroux Steel. The agreements also provide that Russel will make a cash offer to acquire all of the outstanding convertible debentures of Leroux Steel at a price equal to par plus accrued interest. The agreements include an irrevocable commitment by Gilles Leroux, certain of his affiliates and Canam Manac to tender all of their Leroux Steel securities to Russel's offer and not to solicit other proposals. They also provide that, if a competing offer is made for all the shares of Leroux Steel at a price in excess of $7.25 per share and Russel does not match such competing offer, Russel will be required to tender the controlling shareholders' Leroux Steel shares to the competing offer and to remit to the controlling shareholders the amount paid under the competing offer in excess of $7.25 per share.

The take-over bid circular is expected to be mailed to Leroux Steel's securityholders as soon as practicable and in any event by the middle of May and the transaction would be expected to close by the end of June, 2003.

The aggregate value of the transaction, including net debt assumed, is approximately $185 million which will be financed out of an existing credit facility with a syndicate of Canadian chartered banks. Russel has engaged CIBC World Markets to serve as its financial advisor for the transaction.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service centre, energy sector and imports/exports under various names, including A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

Founded in 1887, Leroux Steel is one of the largest steel distributors in Eastern Canada. It also maintains a presence in the United States. Leroux Steel has approximately 1,100 employees and specializes in the procurement, warehousing, processing and distribution of some 3,000 steel products. It operates a modern network of 25 service centres, including a steel joist production unit and a reinforcing steel production unit as well as indoor warehousing space totalling more than two million square feet. These service centres are strategically located across Eastern Canada and the Northeastern and Central United States.

The Canam Manac Group is an industrial company specializing in the fabrication of steel joists and steel construction components, semi-trailers and forestry equipment. In 2002, sales reached $936,719,000. It operates 20 plants and employs over 4,780 people in Canada, the United States, Mexico, Romania and India.

For more information, please contact :

Edward M. Siegel, Jr.
President & CEO
Russel Metals Inc.
Tel: (905) 819-7302

Brian R. Hedges
Executive Vice President & CFO
Russel Metals Inc.
Tel: (905) 819-7401

www.russelmetals.com
email: info@russelmetals.com

PART II

Exhibit (1)(b)

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 141 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a) the name and address of the offeror:

Russel Metals Inc. ("Russel")
Russel Acquisition Inc. ("Acquisition Co and together with Russel, the "Offerors")

c/o 1900 Minnesota Court
Suite 210
Mississauga, ON
L5N 3C9

(b) the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;

Russel has entered into agreements (the "Tender Agreements") with Mr. Gilles Leroux, Gestion Gilles Leroux Inc., 3652661 Canada Inc. and The Canam Manac Group Inc. (the "Selling Securityholders") and Mr. Marcel Dutil pursuant to which:

(i) Russel has agreed to make offers (the "Offers"), directly and/or through Acquisition Co, to acquire all the issued and outstanding Class A Multiple Voting Shares ("Class A Shares"), Class B Subordinate Voting Shares ("Class B Shares" and, together with the Class A Shares, the "Shares"), 8% Convertible Unsecured Subordinated Debentures ("8% Debentures") and 7.25% Convertible Unsecured Subordinated Debentures ("7.25% Debentures" and, together with the 8% Debentures, the "Debentures" and the Debentures, together with the Class A Shares and the Class B Shares, the "Securities") of Leroux Steel Inc./Acier Leroux Inc. (the "Company") not owned by the Offerors for consideration consisting of:

(A) in the case of the Shares, at the option of each holder of Shares, (x) $6.30 cash, (y) $4.60 cash and one-third of one Russel common share or (z) 1.2353 Russel common shares for each Share, subject to proration in the event that the aggregate number of Russel common shares otherwise issuable to all holders of Shares would exceed 3,612,672; and

(B) in the case of the Debentures, cash in an amount equal to par plus accrued and unpaid interest; and

(ii) the Selling Securityholders have agreed to tender to such Offers an aggregate of 2,554,695 Class A Shares, 1,368,400 Class B Shares and $5,500 principal amount of 8% Debentures, in each case on the terms and subject to the conditions set out in the Tender Agreements.

(c) the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;

Prior to the entering into of the Tender Agreements, Russel beneficially owned 500 Class B Shares. Accordingly, immediately after the entering into of the Tender Agreements, the Offerors beneficially owned (within the meaning of 90(1) of the *Securities Act* (Ontario) and the corresponding provisions of the applicable securities legislation of each of the other provinces) 2,554,695 Class A Shares (representing 71.95% of the outstanding Class A Shares), 1,368,900 Class B Shares (representing 19.79% of the outstanding Class B Shares) and $5,500 principal amount of 8% Debentures (representing 0.07% of the outstanding 8% Debentures).

(d) the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the offeror, either alone or together with any joint actors, has ownership and control;

See (b) above.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

See (b) above.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

See (b) above.

(e) ***the name of the market in which the transaction or occurrence that gave rise to this report took place:***

N/A

(f) ***the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;***

See (b) above.

(g) ***the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;***

In addition to the matters described in (b) above, the Tender Agreements provide that:

(i) each of the Selling Securityholders and Mr. Dutil agreed that:

(A) except to the extent permitted under the Tender Agreements, neither he nor it will take any act, directly or indirectly, which may in any way adversely affect the success of the Offers or the purchase of any Securities under the Offers;

(B) he and it will immediately cease and cause to be terminated any existing discussions with any parties (other than the Offerors and their affiliates) with respect to any Acquisition Proposal (as defined below); and

(C) neither he nor it will, directly or indirectly, make, solicit, initiate or encourage inquiries from or submission of proposals or offers from any other person, corporation, partnership or other business organization whatsoever (including any of its officers or employees) relating to any liquidation, dissolution, recapitalization, merger, amalgamation, purchase or other acquisition of all or a material portion, on a consolidated basis, of the assets of, or any equity interest in, the Company or any person, company, partnership, joint venture or other business organization in which the Company has an interest (the "Subsidiaries") or other similar transaction or business combination involving the Company or any of its Subsidiaries (any such proposal or offer, an "Acquisition Proposal"), or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing,

provided, however, that the foregoing will not prevent Mr. Leroux or Mr. Dutil from doing any act or thing that he properly is obliged to do in his capacity as a director and/or officer of the Company including, without limitation, responding in his capacity as a director to any *bona fide* written Acquisition Proposal made by a third party to the Company or the board of directors of the Company after the date hereof that was not solicited after such date and providing all relevant information to such third party (subject to the execution by such third party of a confidentiality agreement satisfactory to the Offerors), provided that the board of directors of the Company has determined in good faith (after consultation with its financial advisors and after determining, with the written advice of outside counsel, that the board of directors is required to do so in order to properly discharge its fiduciary duties) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable from a financial point of view to Securityholders than the Offers; and

(ii) in the event that a competing offer for all the outstanding Shares is made at a price which exceeds $7.25 per Share and Russel does not match the consideration payable under such competing offer, (A) no Selling Securityholder will be entitled to withdraw any Securities from the Offers, (B) the Offerors will be obliged to tender any Shares acquired by them from the Selling Securityholders under the Offers to such competing offer and (C) the Offerors will be required to pay to the Selling Shareholders a cash amount equal to the amount by which the value of the consideration per Share received by the Offerors pursuant to such competing offer exceeds $7.25 (the "excess consideration"), with any taxes payable in connection with the receipt of such consideration and any commission required to be paid by the Offerors to monetize any non-cash consideration to be for the account of the Selling Securityholders to the extent that it relates to such excess consideration.

(h) the names of any joint actors in connection with the disclosure required by this report;

N/A

(i) ***in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and***

See (b) above.

(j) ***if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.***

N/A

DATED this ____ day of April, 2003.

RUSSEL METALS INC.

____

by:

RUSSEL ACQUISITION INC.

____

by:

PART II

Exhibit (1)(c)

RUSSEL METALS INC.

MATERIAL CHANGE REPORT

ITEM 1. **Reporting Issuer**

Russel Metals Inc.
1900 Minnesota Court
Suite 210
Mississauga, ON
L5N 3C9

ITEM 2. **Date of Material Change**

April 15, 2003

ITEM 3. **Press Release**

The press release attached as Schedule A was issued on Tuesday, April 15, 2003.

ITEM 4. **Summary of Material Change**

On April 15, 2003, Russel Metals Inc. ("Russel") entered into agreements with certain of the principal securityholders of Leroux Steel Inc. Inc./Acier Leroux Inc. (the "Company") pursuant to which:

(i) Russel agreed to make offers (the "Offers") to acquire all the issued and outstanding Class A Multiple Voting Shares ("Class A Shares"), Class B Subordinate Voting Shares ("Class B Shares" and, together with the Class A Shares, the "Shares"), 8% Convertible Unsecured Subordinated Debentures ("8% Debentures") and 7.25% Convertible Unsecured Subordinated Debentures ("7.25% Debentures" and, together with the 8% Debentures, the "Debentures" and the Debentures, together with the Class A Shares and the Class B Shares, the "Securities") of the Company not owned by it; and

(ii) such securityholders agreed to tender to such Offers all of the Securities held by them.

ITEM 5. **Full Description of Material Change**

Lock-Up Agreements and Offers

Covenant to Make the Offers and Covenant to Tender

On April 15, 2003, Russel entered into agreements (the "Lock-Up Agreements") with Mr. Gilles Leroux, Gestion Gilles Leroux Inc., 3652661 Canada Inc. and The Canam Manac Group Inc. (the "Selling Securityholders") and Mr. Marcel Dutil pursuant to which:

(i) Russel agreed to make the Offers, directly and/or through a wholly-owned subsidiary, (Russel and such subsidiary collectively, the Offerors") to acquire all the issued and outstanding Shares and not owned by them for consideration consisting of:

(A) in the case of the Shares, at the option of each holder of Shares, (x) $6.30 cash, (y) $4.60 cash and one-third of one Russel common share or (z) 1.2353 Russel common shares for each Share, subject to proration in the event that the aggregate number of Russel common shares otherwise issuable to all holders of Shares would exceed 3,612,672; and

(B) in the case of the Debentures, cash in an amount equal to par plus accrued and unpaid interest; and

(ii) the Selling Securityholders agreed to tender to such Offers an aggregate of 2,554,695 Class A Shares, 1,368,400 Class B Shares and $5,500 principal amount of 8% Debentures (collectively, the "Locked-Up Securities"), representing approximately 72.0% of the aggregate number of Class A Shares outstanding, approximately 18.8% of the aggregate number of Class B Shares outstanding on a partially-diluted basis and approximately 0.08% of the outstanding 8% Debentures,

in each case on the terms and subject to the conditions set out in the Lock-Up Agreements.

Competing Offers

Pursuant to the terms of the Lock-Up Agreements, if prior to the Expiry Time in respect of the Offers to acquire the Shares a competing offer to acquire the Shares (a "Competing Offer") is made having a value per Share that exceeds $7.25 per Share and the Offerors do not amend the terms of the Offers within five business days thereafter to provide for consideration per Share that is at least equivalent to such Competing Offer, no Selling Securityholder will be entitled to withdraw his or its Securities from the Offers but the Offerors shall be required to tender to the Competing Offer all Shares acquired by them from each Selling Securityholder and each Selling Securityholder will be entitled to receive from the Offerors a per Share cash amount equal to the amount by which the value of the per Share consideration received by the Offerors pursuant to such Competing Offer exceeds $7.25, net of such portion of all commissions required to be paid by the Offerors to monetize any non-cash consideration and any taxes paid or payable by the Offerors in respect of its receipt of such consideration as relates to the amount by which the consideration received under the Competing Offer exceeded $7.25.

Non-Solicitation and Cooperation

Each of the Selling Securityholders and Mr. Dutil has agreed in the Lock-Up Agreements that during the period commencing on the date of the Lock-Up Agreements and continuing until the expiry or termination of the Offers:

(a) except to the extent expressly permitted under such agreements, neither he nor it will take any act, directly or indirectly, which may in any way adversely affect the success of the Offers or the purchase of any Securities under the Offers;

(b) he and it will immediately cease and cause to be terminated any existing discussions with any parties (other than Offerors and their affiliates) with respect to any Acquisition Proposal (as defined below); and

(c) neither he nor it will (i) directly or indirectly, make, solicit, initiate or encourage inquiries from or submission of proposals or offers from any other person, corporation, partnership or other business organization whatsoever (including any of its officers or employees) relating to any liquidation, dissolution, recapitalization, merger, amalgamation, purchase or other acquisition of all or a material portion, on a consolidated basis, of the assets of, or any equity interest in, Leroux or any person, company, partnership, joint venture or other business organization in which Leroux has an interest (the "Subsidiaries") or other similar transaction or business combination involving Leroux or any of its Subsidiaries (any such proposal or offer, an "Acquisition Proposal") or (ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing.

Nothing contained in the Lock-Up Agreements prevents Mr. Leroux or Mr. Dutil from responding in their capacities as directors of Leroux to any *bona fide* Acquisition Proposal made by a third party to Leroux or the Leroux Board of Directors after the date of the Lock-Up Agreements that was not solicited after such date and providing all relevant information to such third party (subject to the execution by such third party of a confidentiality agreement satisfactory to the Offerors), provided that the Leroux Board of Directors has determined in good faith (after consultation with its financial advisors and after determining, with the written advice of outside counsel, that the Board of Directors is required to do so in order to properly discharge its fiduciary duties) that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is more favourable from a financial point of view to Securityholders than the Offers.

In addition, each of the Selling Securityholders and Mr. Dutil agreed to use its best efforts and influence to cause Leroux to carry on business only in the usual course until the earlier of termination of the Lock-Up Agreements and the date on which the Offerors appoint or elect their designees who represent a majority of the directors of the Leroux Board of Directors, unless the Offerors expressly agree otherwise.

Termination

The Lock-Up Agreements may be terminated by notice in writing:

(a) at any time by mutual consent of Russel and the relevant Selling Securityholders;

(b) by Russel at any time if the relevant Selling Securityholder (or, in the case of Mr. Gilles Leroux, Gestion Gilles Leroux Inc. or 3652661 Canada Inc., any of such parties) is in default of any material covenant or obligation under his or its Lock-Up Agreement or if any representation or warranty of such Selling Securityholder (or, in the case of the aforementioned parties, any of such parties) under his or its Lock-Up Agreement is untrue or incorrect in any material respect;

(c) by a Selling Securityholder at any time if any representation or warranty of Russel under the Lock-Up

Agreement with such Selling Securityholder is untrue or incorrect in any material respect;

(d) by a Selling Securityholder after the 90th day following the mailing of this Circular if the Offerors have not taken up and paid for all Shares and Debentures deposited by such Selling Securityholder under the Offers otherwise than as a result of (i) the breach by the Selling Securityholder (or, in the case of the parties mentioned in paragraph (b) above, any of such parties) of any material covenant or obligation under his or its Lock-Up Agreement or (ii) any representation or warranty of the Selling Securityholder (or, in the case of the aforementioned parties, any of such parties) in his or its Lock-Up Agreement being untrue or incorrect in any material respect; provided, however, that if the Offerors' take up and payment for Shares and Debentures deposited under the Offers is delayed by (A) an injunction or order made by a court or regulatory authority of competent jurisdiction or (B) the Offerors not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offerors to take up and pay for Shares and Debentures deposited under the Offers, then provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Lock-Up Agreement shall not be terminated by such Selling Securityholder pursuant to this paragraph until the earlier of August 31, 2003 and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; or

(e) by Russel if any condition of the Offers is not satisfied or waived at the relevant Expiry Time and the Offerors elects not to waive such condition or extend the relevant Offer or Offers.

Upon termination of any Lock-Up Agreement, the relevant Selling Securityholder is entitled to withdraw from the Offers any Securities deposited by it to the Offers.

<u>Standstill Agreements</u>

Pursuant to the terms of the Lock-Up Agreements, each of the Selling Securityholders and Mr. Dutil has agreed to enter into a Standstill Agreement (the "Standstill Agreements") with Russel pursuant to which he or it will be precluded from, among other things: (a) acquiring or offering to acquire any Russel Metals Shares or securities convertible into or exchangeable for Russel Metals Shares, subject to certain exceptions as set out therein; (b) acquiring or offering to acquire any material assets of Russel; (c) participating in any group acting jointly or in concert with respect to the acquisition of Russel Metals Shares or convertible securities; (d) participating in proxy contests, shareholder proposals or meeting requisitions with respect to Russel; (e) participating in any voting trust or pooling arrangement with respect to Russel Metals Shares or convertible securities; (f) seeking to control or influence the board, management or policies of Russel; (g) proposing any extraordinary transaction involving Russel or its securities or assets; and (h) engaging in any discussion, or entering into any agreement, with any person related to any extraordinary transaction involving Russel or its securities or assets.

The Standstill Agreements will expire pursuant to their terms (x) if the Offers are not consummated, (y) after ten years or (z) with respect to any particular Selling Securityholder, at such time as such Selling Securityholder (together with certain related persons) ceases to beneficially own, directly or indirectly, 3% of the outstanding Russel Metals Shares.

Non-Competition Agreement

Pursuant to the terms of his Lock-Up Agreement, Mr. Gilles Leroux has agreed to enter into a Non-Competition Agreement (the "Non-Competition Agreement") with the Offerors pursuant to which, among other things, Mr. Leroux has agreed not to carry on or be engaged in the procurement, warehousing, processing or distribution of steel or steel products in Canada or the United States for a period of three years from the first date on which the Offerors take up Securities under the Offers. The Non-Competition Agreement will also provides that conditional upon:

(a) Mr. Leroux's existing employment agreement having been terminated without payment of any amount as a result of the termination of such agreement or the termination of his employment or position with Leroux or any of its affiliates;

(b) Mr. Leroux having irrevocably released Leroux and each of its affiliates from all liabilities they may have in connection with his existing employment agreement, the termination of such agreement, and the termination of his employment or position with Leroux or any of its affiliates; and

(c) Mr. Leroux's continued compliance with his covenants under the Non-Competition Agreement,

then he will be entitled to receive 36 monthly payments of $37,500 commencing on the business day next following the date on which the Offerors take up and pay for Shares under the Offers.

ITEM 6. **Reliance on Section 75(3) of the Act**

Not applicable.

ITEM 7. **Omitted Information**

Not applicable.

ITEM 8. **Contact Officer**

Brian R. Hedges
Executive Vice President and CFO
Russel Metals Inc .
telephone: (905) 819-7401
Fax: (905) 819-7409

ITEM 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

SIGNED this 23rd day of April, 2003 at Mississauga, Ontario

Per: (Signed) Brian R. Hedges
Brian R. Hedges
Executive Vice-President and CFO

SCHEDULE A

Controlling Shareholders Of Leroux Steel Agree To Russel Metals' Offer Of $6.30 Per Share

TORONTO, ONTARIO--Russel Metals Inc., Mr. Gilles Leroux and Le Groupe Canam Manac Inc. today announced that they have entered into agreements pursuant to which Russel will offer to purchase all of the outstanding shares of Leroux Steel at a price of $6.30 per share, representing a 135% premium to the average closing price of the Class A Multiple Voting Shares and a premium of 101% to the average closing price of the Class B Subordinate Voting Shares, over the 20 trading day-period ended on April 11, 2003. Together, Mr. Gilles Leroux and Canam Manac control over 36 % of the equity and 63 % of the voting rights in Leroux Steel.

"We are very pleased that our proposal at $6.30 per share which represents a significant premium over the closing price of the Class B Subordinate Voting Shares when we first approached Mr. Leroux, was received positively by the controlling shareholders of Leroux Steel", said Mr. Edward M. Siegel, Jr., President and Chief Executive Officer of Russel. "At this kind of premium, we are confident that the Board of Directors of Leroux Steel and the minority shareholders will be equally supportive of our offer." Mr. Siegel added: "This acquisition builds on our strategy to continually grow Russel and will enhance our presence in Quebec."

Russel has agreed to make the take-over bid for all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel for consideration of $6.30 per share, payable at the option of the holder in one of three ways. Each holder of a Leroux share will have the option of receiving, for each Leroux share held, (i) $6.30 cash, (ii) $4.60 cash and one-third of a Russel common share or (iii) 1.2353 Russel common shares, subject to pro-ration if the number of Russel common shares otherwise issuable would exceed 3,612,672. Accordingly, any shareholder who elects to receive all cash consideration under the offer will be entitled to receive all cash, and all shareholders who elect to receive common shares of Russel will receive at least one-third of a Russel common share for each share of Leroux Steel, with the balance of the consideration being payable in cash.

The offer will be subject only to customary conditions, including regulatory approvals and acceptance by at least 66 2/3 % of each of the outstanding classes of securities of Leroux Steel. The agreements also provide that Russel will make a cash offer to acquire all of the outstanding convertible debentures of Leroux Steel at a price equal to par plus accrued interest. The agreements include an irrevocable commitment by Gilles Leroux, certain of his affiliates and Canam Manac to tender all of their Leroux Steel securities to Russel's offer and not to solicit other proposals. They also provide that, if a competing offer is made for all the shares of Leroux Steel at a price in excess of $7.25 per share and Russel does not match such competing offer, Russel will be required to tender the controlling shareholders' Leroux Steel shares to the competing offer and to remit to the controlling shareholders the amount paid under the competing offer in excess of $7.25 per share.

The take-over bid circular is expected to be mailed to Leroux Steel's securityholders as soon as practicable and in any event by the middle of May and the transaction would be expected to close by the end of June, 2003.

The aggregate value of the transaction, including net debt assumed, is approximately $185 million which will be financed out of an existing credit facility with a syndicate of Canadian chartered banks. Russel has engaged CIBC World Markets to serve as its financial advisor for the transaction.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service centre, energy sector and imports/exports under various names, including A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

Founded in 1887, Leroux Steel is one of the largest steel distributors in Eastern Canada. It also maintains a presence in the United States. Leroux Steel has approximately 1,100 employees and specializes in the procurement, warehousing, processing and distribution of some 3,000 steel products. It operates a modern network of 25 service centres, including a steel joist production unit and a reinforcing steel production unit as well as indoor warehousing space totalling more than two million square feet. These service centres are strategically located across Eastern Canada and the Northeastern and Central United States.

The Canam Manac Group is an industrial company specializing in the fabrication of steel joists and steel construction components, semi-trailers and forestry equipment. In 2002, sales reached $936,719,000. It operates 20 plants and employs over 4,780 people in Canada, the United States, Mexico, Romania and India.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Russel Metals Inc.
Edward M. Siegel, Jr.
President & CEO
(905) 819-7302

or

Russel Metals Inc.
Brian R. Hedges
Executive Vice President & CFO
(905) 819-7401

info@russelmetals.com
www.russelmetals.com

PART II

Exhibit (2)(a)

Russel Metals

ANNUAL INFORMATION FORM

MAY 9, 2003

RUSSEL METALS INC., SUITE 210, 1900 MINNESOTA COURT, MISSISSAUGA, ONTARIO
CANADA L5N 3C9

113

TABLE OF CONTENTS

114

RUSSEL METALS INC.

Russel Metals Inc. (Russel Metals or the Company) is one of the largest metals distribution and processing companies in North America based on revenues and tons sold. The Company conducts its distribution business primarily in three metals segments: service centers; energy sector pipe, tube, valves and fittings; and import/export. For the year ended December 31, 2002, Russel Metals had consolidated revenues of $1.4 billion.

The address of Russel Metals' head office is Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9, tel. no. (905) 819-7777, fax no. (905) 819-7409. Unless the context otherwise requires, the term "Company" as used herein refers to Russel Metals and its subsidiaries. All dollar references are in Canadian dollars unless otherwise stated.

HISTORY OF THE COMPANY

Russel Metals Inc. (the legal entity) is the successor corporation to Federal Grain Limited, which was incorporated under the laws of Canada in 1929 and subsequently amalgamated with Searle Grain Company Limited on August 1, 1967 to continue under the name Federal Grain Limited. The name was changed to Federal Industries Ltd. on April 16, 1973 and the Company was continued under the *Canada Business Corporations Act* on May 5, 1980. On June 1, 1995, the name was changed to Russel Metals Inc. On January 1, 2002, Russel Metals Inc. was formed upon the amalgamation of its predecessor of the same name with A. J. Forsyth and Company Limited, a subsidiary with Canadian service center operations, and three non-operating subsidiaries.

BUSINESS OF THE COMPANY

General

Russel Metals operates one of the two largest service center operations in Canada based on revenue and tons sold. During 2002, the Company provided processing and distribution services to a broad base of approximately 15,000 end users through a network of 42 Canadian and 4 U.S. locations. The Company's network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals service centers purchase these products primarily from steel producers in North America and packages them in accordance with end user specifications. End users typically require products in quantities that are smaller than the economic minimum order quantities available from producers, specialized processing services, a commitment to meet just-in-time delivery and flexibility to meet their changing product and manufacturing requirements. The Company's service center operations service all major geographic regions of Canada and certain regions in the United States and accounted for $750.9 million, or 53%, of the Company's total revenue in 2002.

The Company's energy sector distribution operations carry a more specialized and limited product line than the service centers and sell to a smaller energy-sector customer base. These operations distribute pipe, tube, valves and fittings primarily to the energy sector, from 5 Canadian and 2 U.S. locations. Russel Metals' energy sector distribution operations accounted for $289.6 million, or 21% of the Company's total revenue in 2002.

Russel Metals' import/export business exports North American steel products to international end users and imports foreign steel products into Canada and the United States. The Company specializes in the import into North America of carbon steel plate, beams, channel, flat rolled products, rails and pipe products. Russel Metals' import/export operations accounted for $348.1 million, or 25%, of the Company's total revenue in 2002.

Other revenue, representing 1% of the Company's total revenue in 2002, relates to the Company's coal handling terminal in Thunder Bay, Ontario.

Recent Developments

On April 15, 2003, Russel Metals announced that it had entered into agreements with the principal shareholders of Leroux Steel Inc. ("Leroux Steel") pursuant to which Russel Metals agreed to make, and such shareholders agreed to support, offers to purchase all of the outstanding shares of Leroux Steel at a price of $6.30 per share, payable at the option of the holder in cash, common shares of Russel Metals or a combination thereof (subject to a cap on the maximum number of Russel common shares to be issued). Russel Metals also announced that it would offer to purchase the outstanding convertible debentures of Leroux Steel at a price equal to par plus accrued interest, payable in cash. The transaction, if successful, is expected to be completed at or about the end of June 2003.

DESCRIPTION OF THE BUSINESS

Industry Overview

North American metal producers seek to remain competitive by developing and improving efficient, volume-driven production techniques. These techniques require metal producers to focus on their core competency of high-volume production of a limited number of standardized metal products. For this reason, they manufacture large volumes of steel, aluminum and specialty metals in standard sizes and configurations and generally sell only to end users who can order large quantities and tolerate relatively long lead times.

At the same time, most end users of metal products have recognized the economic advantages associated with outsourcing their metal processing and inventory management requirements. End users seek to reduce material costs, decrease capital required for inventory and equipment and save time, labour and other expenses by adopting just-in-time inventory management practices. Service centers are able to bridge the gap between the capabilities of producers and the needs of end users by acquiring large volumes of metal from producers and packaging and processing the metal in accordance with end user specifications. Russel Metals believes that many end users deal with service centers either because their purchases of metal products are smaller than the economic minimum order quantities available from the producers or because such end users require specialized metal processing services, a commitment to reliable just-in-time delivery and flexibility to meet their changing product and manufacturing requirements. Service centers also allow end users to reduce their total production cost by shifting the responsibility for pre-production processing to service centers which, through economies of scale, can more efficiently utilize the processing equipment.

Russel Metals estimates that in 2002 the service center industry in Canada had total sales of approximately $3.5 billion. The comparable estimate for the U.S. service center industry for 2002 is sales of approximately US $25 billion.

Service centers are the largest category of customers of domestic steel producers in Canada and, as the table below illustrates, accounted for approximately 35% of the total volume of steel shipped domestically by Canadian steel mills in 2002 (up from approximately 31% in 1993). The total annual tonnage shipped to Canadian service centers by Canadian steel mills increased 36% from 1993 to 2002. The following table shows Canadian shipments (net of returned shipments) by Canadian steel mills to Canadian service centers and all other net domestic shipments by Canadian steel mills for the years indicated. These figures do not include metal products other than steel (e.g., aluminum) that are also distributed by Russel Metals.

Net Domestic Shipments of Steel Mill Products by Canadian Steel Mills
(millions of metric tons)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Shipments to Cdn. Service Centers	2.99	3.26	3.28	3.57	3.81	3.48	3.85	3.80	4.02	4.06
All Other Shipments	6.72	7.40	7.03	7.57	7.92	7.87	8.22	8.20	7.53	7.59
Total Shipments	9.71	10.66	10.31	11.14	11.73	11.35	12.07	12.00	11.55	11.65
% to Service Centers	30.8%	30.6%	31.8%	32.0%	32.5%	30.7%	31.9%	31.7%	34.8%	34.8%

(Source: Statistics Canada)

Russel Metals believes that the service center industry in the United States is consolidating and that most companies are small, owner-operated businesses with limited access to capital for modernization and expansion. These owners traditionally have not had a viable exit strategy and have been left with limited liquidity options. There has been significant consolidation in the industry in both the United States and Canada over the past decade and Russel Metals believes that this trend will continue as end users concentrate their purchases with fewer suppliers.

Competitive Strengths

Russel Metals believes that the following competitive strengths contribute to its success in the distribution industry:

Leading Market Position. The Company is one of the two largest service center operations in Canada. Russel Metals' 46 service center locations service approximately 15,000 end users in all regions of Canada and selected local markets in the United States, particularly Wisconsin and Ohio. Each of Russel Metals' service centers strives to be a market leader in its core product lines in its geographic area.

Russel Metals is among the largest purchasers of steel in Canada and through centralized purchasing achieves economies of scale in buying steel. The Company has developed long-term relationships with Canada's largest steel producers, which enables it to ensure multiple sources for steel products and services. During 2002, Russel Metals' service center purchases were primarily from steel producers in North America.

Management believes Russel Metals' steel import/export operation is one of the largest independent steel importers in North America, enabling the Company's service center operations to augment their product line offerings where product is not available or when the Company identifies an economic advantage available through buying abroad.

Steel Import/Export Business Provides Unique Insight into Market Dynamics. Through its steel import/export operations, the Company deals on a regular basis with suppliers in over 13 countries around the world. As a result, the Company is able to monitor global steel supply and assess its impact on North American steel demand and pricing trends, as opposed to its competitors who do not have comparable operations. This allows Russel Metals to manage inventories in its service center operations proactively. Given the particular importance of working capital management to steel service center businesses, management believes that this timely access to market information provides Russel Metals with a significant competitive advantage.

Diversified Operations and Diverse Industrial Customer Base. The Company operates in three distinct segments of the distribution business: service centers, energy sector and steel import/export. Russel Metals' end user base is diversified across a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding, natural resources such as mining and petroleum, and limited exposure to the automotive sector. Of Russel Metals' approximately 15,000 service center end users in 2002, management estimates that no end user accounted for more than 2% of total revenue.

Service and Product Selection. Russel Metals benefits from an excellent reputation for quality and service. It specializes in the distribution of a wide variety of plate, flat rolled, structural, bar and tubing products that are not commonly sold in small quantities directly to the end user by steel producers. By carrying these products in a broad range of shapes and sizes, Russel Metals is able to respond quickly to end user demands. Russel Metals also provides customized processing services to satisfy end user specifications.

Experienced Management Team with Strong Bottom Line Incentives. The Company's senior executives and other key members of its operating management team have substantial experience in the metals industry. Members of Russel Metals' senior management team have, on average, 28 years of experience in the metals distribution business. Russel Metals' compensation policies have been designed to align the interests of senior management with those of the Company's shareholders. Incentives for operations management are based on the profitability and asset utilization of the Company's business units.

Business Strategy

Russel Metals' continuing objective is to be an aggressive, proactive, top performing metals distribution and import/export company with multiple business units, seeking to create value through diligent emphasis on bottom line performance and effective asset management at all levels of the organization. Russel Metals' priorities include:

Managing Capital Growth and Utilization. The Company has divested non-metals assets to reduce debt, repurchase common shares and fund both acquisitions and the working capital growth of its metals operations. Russel Metals is also aggressively managing the working capital utilization of its metals operations emphasizing shorter accounts receivable days outstanding and higher inventory turns. Also, during 2001 the Company divested the operations of Total Distributors and the Eagan location of I. Bahcall. These divestitures resulted in a permanent reduction in capital, which can be utilized for acquisitions or growth within our profitable operations.

Capturing Opportunities for Improving Operating Profits. Management has identified opportunities for margin and operational improvement in its core geographic regions and is aggressively pursuing those opportunities. Russel Metals continues the process of implementing a variety of initiatives that are intended to improve performance at its service center operations, including: (i) centralized purchasing for service centers; (ii) overhead reductions, mainly related to rationalization of manpower and facilities; and (iii) realization of certain cost savings through the reduction of delivery and inventory handling expenses.

Continuing to Develop Higher Value Added Processing Capabilities. Russel Metals has formed close alliances with certain of its end users in order to identify and fulfill their processing requirements and provide them with higher value added services. Russel is providing more end user customers with finished parts and assemblies on a just-in-time basis. In addition, Russel Metals has invested in newer processing technologies to meet end user demands.

Expanding through Select Acquisitions. The Russel Metals service center network in Canada is its most prominent asset and would be almost impossible to duplicate. The A. J. Forsyth acquisition in October 2001 further strengthened this, providing a profitable foundation to further grow its operations in British Columbia. Russel Metals has a major presence in most of the Canadian markets, and management feels that maintaining and growing from that strong position should be the primary strategic goal of our acquisition policy for service centers. In order to strengthen the existing Bahcall operations the Company completed the acquisition of substantially all of the assets of the Milwaukee, Wisconsin service center formerly known as Williams Steel on September 9, 2002. Russel Metals believes it requires stronger market positions in the Quebec and Ontario service center marketplace and is looking to make meaningful acquisitions in those markets. In the energy sector the Company acquired Spartan Steel Products, a U.S. distributor of energy sector pipe in August 2001 and in September 2000, the Company acquired Triumph Tubular & Supply Ltd., a Calgary, Alberta distributor of oil country tubular goods. In 2002, the import/export sector acquired Arrow Steel Processors, a coil processor of customer owned material, located at the Port in Houston, Texas. Russel Metals continues to investigate acquisition opportunities that complement its existing operations. On April 15, 2003, Russel Metals announced that it had entered into agreements with the principal shareholders of Leroux Steel Inc. pursuant to which Russel Metals agreed to make, and such shareholders agreed to support, offers to purchase all of the outstanding shares and convertible debentures of Leroux Steel. The transaction, if successful, is expected to be completed at or about the end of June 2003.

Decentralizing Operating Management Combined with Economies of Scale. Russel Metals manages its businesses on a decentralized basis, with local management accountable for day-to-day operations, profitability and growth of the business. Russel Metals believes that a decentralized structure, complemented by centralized purchasing in its service centers and tight financial controls, fosters an entrepreneurial culture in each of its businesses and allows Russel Metals to capitalize on goodwill, name recognition, end user relationships of its businesses, and the local and regional market knowledge of the operations staff.

Provide Leadership for Employees through Progressive Health and Safety Practices. The Company continues to elevate awareness of Health & Safety throughout the organization from the shop floor to the Board of Directors. In 2002, as a result of proactive initiatives in this area, the number of accidents decreased by 33% and the accident severity as measured by the number of days lost improved 63% over the previous year.

Products, Services and Customers

Service Centers

Russel Metals' Canadian service centers sell plate, flat rolled carbon and other general line steel products, as well as some stainless steel, aluminum and other non-ferrous specialty metal products. Russel Metals' U.S. service centers sell primarily general line carbon steel products. General line steel products consist of plate, structurals, bars, sheet, pipe, tubing and hollow structural steel tubing. General line steel and plate is used by end users in a wide variety of industries. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operations focus primarily on the distribution of general line carbon products through facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

Russel Metals' service center operations also provide customized processing services to satisfy specifications established by end users. By providing these services, as well as by offering inventory management and just-in-time delivery, Russel Metals enables end users to reduce their overall production costs and decrease capital required for raw materials and metals processing equipment. Russel Metals' value added processes include, but are not limited to:

- shearing, slitting and cutting to length -- the cutting of metal into smaller pieces or into narrower coils to create multiple coils;
- laser, flame and plasma cutting -- the cutting of metal to produce various shapes or parts according to end user supplied drawings;
- levelling -- the flattening of metal to uniform tolerances for proper machining;
- tee-splitting -- the splitting of metal beams;
- edge trimming -- a process which removes a specified portion of the outside edges of coiled metal to produce uniform width and round or smooth edges; and
- cambering -- the bending of structural steel to improve load-bearing capabilities.

Russel Metals' service center operations provide products and services to end users in a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum. During 2002, no individual service center customer accounted for more than 2% of Russel Metals' total revenue.

In 2002, Russel Metals service center segment handled an average of approximately 2,389 transactions per business day in its service centers with an average revenue of approximately $1,260 per transaction. Typically, Russel Metals' service center sales are made on an individual purchase order basis.

Energy Sector Distribution

The energy sector distributes pipe, tube, valves and fittings primarily to the energy sector. Each business in this segment sells a distinct line of products. These businesses include:

Fedmet Tubulars -- a distributor of oil country tubular goods (OCTG) (which includes casing and tubing) and line pipe and related products. Fedmet Tubulars' sales office is located in Calgary, Alberta.

Triumph Tubular & Supply -- a distributor of oil country tubular goods. Triumph's sales office is located in Calgary, Alberta.

Comco Pipe and Supply Company -- a distributor of pipe, valve and fitting products. Comco Pipe and Supply specializes in the supply and distribution of pipe and fluid handling products to the energy, construction, manufacturing, pulp and paper and mining industries. These products are distributed through facilities in Calgary and Edmonton, Alberta; Stonewall, Manitoba; and Guelph and Sarnia, Ontario.

Pioneer Pipe -- a distributor and processor of steel pipe products to the construction, oil and gas and ski industries in the Western United States. Pioneer Pipe has facilities in Aurora, Colorado and Lindon, Utah. Spartan Steel Products, a U.S. based supplier of steel pipe products to the energy sector headquartered in Evergreen, Colorado, operates as a branch of Pioneer Pipe.

The energy sector distribution businesses sell a range of products to end users located primarily in Western Canada and the Western United States. During 2002, no individual energy sector customer accounted for more than 4% of Russel Metals' total revenues.

Steel Import/Export

Russel Metals' import/export business is conducted through Wirth Steel located in Canada and the Sunbelt Group located in the U.S. These operations export North American steel products to international end users and import foreign steel products into Canada and the United States. Revenues from these operations may vary substantially from year to year, depending primarily on general economic conditions in North America and in the export markets served by these operations. The import/export operations take physical possession of the steel they acquire and Russel Metals has never incurred an operating loss in any fiscal year from its steel import/export operations.

The Company specializes in the import into North America of carbon steel, plate, beams, channel, flat rolled products, rail and pipe products. Sales commitments for a significant portion of these products are obtained prior to their purchase or while the product is in production and transit. Products for which sales commitments have not been obtained are held in public warehouses for resale to North American service centers and other customers.

Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas. Arrow Steel provides processing to Sunbelt as well as other customers.

During 2002, no individual steel import/export customer accounted for more than 2% of Russel Metals' total revenues.

Revenue by Product

The following table sets out the revenue by product based on revenues for the fiscal years ended December 31, 2002, 2001 and 2000.

Sales by Product Group

	Years Ended December 31,					
(in thousands of dollars except percentages)	**2002**	**% of Total**	**2001**	**% of Total**	**2000**	**% of Total**
Carbon:						
Plate (Discreet & Plate in Coil)	$ 342,666	24.4%	$ 304,112	21.7%	$ 355,767	23.2%
General Line:						
Structurals (WF & I Beam, Angles, Channels, HollowTubes)	256,721	18.3%	278,462	19.9%	284,844	18.6%
Bars (Hot Rolled and Cold Finished)	120,945	8.6%	94,441	6.7%	137,523	9.0%
Tubing/Pipe (Standard, Oil Country Tubular Goods)	346,892	24.7%	388,729	27.7%	364,496	23.8%
Grating/Expanded	11,488	0.8%	11,215	0.8%	12,069	0.8%
Flat Rolled:						
Sheet, strip & coil	118,392	8.5%	105,540	7.5%	133,439	8.7%
Wire Rods / Wire Products	-	-	6,160	0.4%	9,958	0.7%
Flanges, Fittings & Valves	49,866	3.6%	44,403	3.2%	37,995	2.5%
Total Carbon	1,246,970	88.9%	1,233,062	87.9%	1,336,091	87.3%
Total Non-Ferrous (Sheet, Extrusion, Tubular Goods, Etc.)	95,512	6.8%	114,398	8.2%	147,482	9.6%
Other	60,793	4.3%	55,049	3.9%	47,405	3.1%
Total	$1,403,275	100.0%	$1,402,509	100.0%	$1,530,978	100.0%

Suppliers

North American steel mills are Russel Metals' primary source of supply for the needs of its service centers. In addition, the Company purchases steel from international sources when the product is not available or is not priced on a competitive basis domestically. This includes circumstances where the particular product is in short supply or where North American mills do not produce the particular product. Russel Metals has developed an effective coordinated purchasing program that allows it to derive economies of scale through volume purchases, and also allows it to access metal supplies globally. Substantially all of Russel Metals' purchases are made under standing purchase orders and the Company has no material long-term supply contracts. Russel Metals believes that alternate suppliers are available with respect to all of its product lines and the Company's service center operations generally maintain multiple suppliers for all product lines.

The Canadian service center operations have over 200 suppliers and purchases from our four largest suppliers represented approximately 37% of the requirements of the Canadian service center operations in 2002. The Company believes that it is one of the largest purchasers from most Canadian steel mills. Russel Metals' U.S. service center operations have more than 40 suppliers with no significant exposure to any one supplier or mill.

The primary sources of supply for the energy sector distribution businesses are either the pipe processing arms of North American steel mills or independent manufacturers of pipe and accessories. During 2002, the largest single supplier of the energy sector represented approximately 21% of energy sector purchases.

The steel import/export sector deals on a regular basis with suppliers in over 13 countries around the world. In 2002, the largest single supplier represented approximately 26% of the purchases by the steel import/export segment.

Competition

The service center segments' primary competitors in Canada are other service center organizations which are regional and local in geographic coverage. Its competitors in the United States are other service centers, which are national, regional and local in geographic coverage. The service center industry is competitive, both in Canada and in the United States, with the basis of competition focused on price, product availability and quality, processing capability and on-time delivery.

The energy sector distribution industry is very diverse and is made up of many small private companies each typically having a unique product offering. Generally, companies in this industry are regional in geographic coverage and focus on specific market niches. These companies typically carry a broad size range of their product line and competition is focused on price, product availability, product quality and on-time delivery.

Russel Metals' steel import/export operations compete with other international steel importers and exporters as well as steel producers in the destination market. Competition is principally on the basis of price, product quality and availability, and terms of shipment (including freight costs, which vary and can be as much as 15% of the landed cost of a product). The business is highly dependent on global economic conditions and on the relationships between Russel Metals and its international network of suppliers and customers.

Russel Metals believes that its service center operations are favourably positioned with respect to its competitors for several reasons. First, the geographic scope and diversity of Russel Metals' Canadian operations and the breadth of its product line allow it to service national and regional end users wherever they operate in Canada. Russel Metals believes that it is able to provide its Canadian end users with a wider range of products and more value-added services than many of its regional or local competitors. Second, Russel Metals believes that its access to and contact with international markets through its steel import/export business not only provide it with certain purchasing and distribution advantages over many of its competitors but also enables the Company to better anticipate trends and opportunities in the domestic and international steel markets, allowing it to more proactively manage its inventory.

VOLATILITY OF METAL PRICES AND CYCLICAL NATURE OF BUSINESS

The pricing and availability of raw materials used in Russel Metals' business, primarily steel and various specialty metals (such as aluminum), may fluctuate due to numerous factors beyond the control of Russel Metals, including Canadian, American and international economic conditions, trade sanctions, labour costs, supply side management policies of steel producers, competition and currency exchange rates. Such fluctuations in availability and cost of raw materials may adversely affect Russel Metals' revenues, operating margin and net income.

Russel Metals operates businesses that are substantially affected by changes in economic cycles and whose revenues and earnings vary with the level of general economic activity in the markets they serve. In addition, some of Russel Metals' products are sold to industries that experience significant fluctuations in demand based on economic conditions, oil and gas prices and other factors beyond the control of Russel Metals. Russel Metals' service centers maintain substantial inventories of metal to accommodate the just-in-time delivery requirements of its end users. Its commitments for metal purchases are generally at prevailing market prices in effect at the time Russel Metals places its orders. Russel Metals has no material long-term, fixed-price purchase contracts. During periods of rising raw materials pricing, there can be no assurance Russel Metals will be able to pass such increases on to end users. When raw material prices decline, end user demands for lower prices and competitors' responses to those demands could result in lower sale prices and consequently, lower margins as Russel Metals uses existing inventory. Changing metal prices could adversely affect Russel Metals' revenues, operating margin and net income. See "Management's Discussion and Analysis — Factors Affecting Results under each operating segment".

EXCHANGE RATE FLUCTUATION

Although Russel Metals' financial results are reported in Canadian dollars, a portion of its revenues and operating costs are denominated in U.S. dollars. Significant fluctuations in relative currency values may adversely affect Russel Metals' consolidated results of operations. While it is not Russel Metals' normal practice to enter into significant hedging arrangements, it may use futures and forward contracts to hedge in part against short-term fluctuations in currency; however, such activities provide only short-term protection against a limited portion of the Company's currency exposure. Russel Metals may, from time to time, hedge a portion of its net exchange rate exposure under the U.S. denominated debt with respect to either or both of principal and interest by way of one or more swap transactions to Canadian dollars, to the extent management considers it reasonable to do so having regard to the then prevailing levels of Russel Metals' net assets located in the United States and its U.S. dollar revenues, and to the extent available on reasonable terms; however, such activities provide only short-term protection and there can be no assurance that they will be effective in insulating Russel Metals against exchange rate fluctuations.

ENVIRONMENTAL REGULATION

Russel Metals and its operations are subject to a variety of federal, provincial, territorial, state and local environmental laws and regulations in Canada and the United States. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and into and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials, the transhipment of coal and other commodities, and the storage of materials in underground tanks. In particular, Russel Metals' divested operations included chrome plating facilities and the transportation and storage of petroleum products and hazardous materials, which may be considered to be contaminants if released into the environment.

In Canada, while there are federal environmental statutes such as the *Transportation of Dangerous Goods Act, 1992*, the *Canadian Environmental Protection Act*, the *Canada Shipping Act* and the *Fisheries Act*, which apply to Russel Metals and its operations, each Canadian province and territory and most municipalities in which Russel Metals operates also enacts and enforces its own environmental laws. In the United States, the primary federal regulatory laws to which Russel Metals is subject include the *Resource Conservation and Recovery Act*, the *Comprehensive Environmental Response, Compensation and Liability Act*, the *Clean Water Act*, the *Oil Pollution Act* and the *Hazardous Materials Transportation Act*. Russel Metals is also subject to environmental regulation at the state and local levels in the United States.

In 1996, Russel Metals recorded significant reserves for known environmental liabilities with respect to its divested non metal operations. The Company may also be required as a matter of law to satisfy, with respect to the government or third parties, the environmental liabilities related to divested businesses should the acquirers of the Company's divested businesses fail to fulfill their environmental obligations for events prior to divestitures. Because of the potential existence of currently unknown environmental issues and frequent changes to environmental laws and regulations and the interpretation and enforcement of these laws and regulations, there can be no assurance that compliance with environmental laws, or remediation obligations under such laws, will not have a material adverse effect on Russel Metals in the future.

The Company believes that its current operating facilities are in material compliance with applicable environmental laws and regulations.

Present Actions

The following paragraphs summarize significant environmental litigation, regulatory action and remediation in which Russel Metals is presently involved. The anticipated expenditures on these sites all relate to discontinued operations and accordingly were provided for in the special charge to discontinued operations of $42.9 million taken by the Company at December 31, 1996.

Denton, Maryland

Pursuant to a Consent Order, issued by the Maryland Department of the Environment (the "MDE") in 1987, and subsequently amended in April 1993, a non-operating subsidiary of Russel Metals is treating groundwater contaminated with volatile organic compounds from a former manufacturing facility on its property in Denton, Maryland. The 1993 amendment to the Consent Order allows the subsidiary to focus the remediation project on localized areas of contamination. The MDE has agreed in principle to the concept of terminating pump and treat remediation based on an assessment of risk if it can be shown that the risks to surrounding properties are sufficiently low. In addition, Maryland legislation has recently been amended to recognize the use of risk based assessment, in certain situations, and MDE has verbally confirmed that the subsidiary's property qualifies under the program. Russel Metals has conducted a preliminary risk assessment and has considered initiating a detailed risk assessment. To date, approximately US$2.3 million has been expended in connection with the investigation and remediation of groundwater on this site. The annual cost to operate and maintain the treatment system is approximately US$40,000. Russel Metals anticipates that approximately US$1.2 million would be required in order to complete a detailed risk assessment and associated additional investigation/remediation of soil. However, the results of such a risk assessment, or whether the MDE would require any further groundwater remediation on the property, cannot be predicted at this time.

Gary, Indiana

In 1992, a subsidiary of Russel Metals entered into an Agreed Order with the Indiana Department of Environmental Management ("IDEM") requiring a limited assessment of soil and groundwater at its previously leased property in Gary, Indiana where the subsidiary, prior to the divesture of the business, operated a chrome plating facility. The subsidiary has signed a further Modified Agreed Order that commits it to perform a Groundwater Evaluation Study Plan (the "GESP") and, if required by IDEM, a Groundwater Remediation Project. The GESP has been completed in stages, with interaction with IDEM at each stage. The final stage has been submitted to IDEM for its review and comment. IDEM has required certain remediation and monitoring measures, which have been partially implemented. The monitoring program is ongoing, at an annual cost of approximately US$20,000, and discussions with IDEM continue to determine the degree of remediation that is necessary. Approximately US$2.8 million has been expended to date in connection with the investigation, assessment and remediation of the soil and groundwater at the site. Until the discussions with IDEM are completed, or until monitoring results satisfy IDEM that no further remediation is required, additional costs to complete the investigation and remediation of the site cannot be estimated with any certainty. However, Russel Metals believes that such additional costs will continue for an indefinite period and will not likely be greater than US$1.0 million during that period.

Hamilton, Ontario

Contamination was discovered in 1991 by a subsidiary of Russel Metals on its property in Hamilton, Ontario, resulting from its discontinued chrome plating operation previously carried on by a business unit which was divested in 1991. The contamination, which consists primarily of chromium, was reported to the Ontario Ministry of Environment (the "MOE") and the local municipality. The subsidiary retained environmental consultants to determine the extent of contamination on the site and on neighbouring properties and has developed a plan to deal with the contamination, which has been reviewed by the MOE. This plan involves the use of a groundwater extraction and treatment system, which has been installed and is presently remediating both contamination on site and that caused by the subsidiary on neighbouring properties. The subsidiary has proposed, and the MOE has accepted, certain actions to improve and accelerate the remediation, which were completed during 2002. To date, approximately $2.9 million has been expended and the Company expects that the groundwater extraction and treatment will continue indefinitely at an annual cost of approximately $150,000.

Whitehorse, Yukon and Skagway, Alaska

Prior to the sale of the petroleum business effective June 1, 1995, certain of Russel Metals' subsidiaries operated a petroleum distribution business in Alaska, Yukon and northern British Columbia including a petroleum pipeline between Whitehorse and Skagway. Russel Metals continues to own properties in Skagway, Alaska and in Whitehorse, Yukon formerly used in connection with that business including petroleum tank farms. The petroleum tanks and pipelines have been removed from these properties. The surface clean-up of the Skagway property was started during 1999 and is now substantially completed. A proposed remedial approach for the Whitehorse tank farm involving surface clean-up and long-term risk management is before the Canadian National Energy Board and the Yukon Territorial government for consideration. To date, the Company estimates it has spent $7.8 million on both properties. Until the discussions with the Canadian National Energy Board and the Yukon Territorial government are completed, and until the agreed monitoring schedule is completed, additional costs to complete the remediation of the sites cannot be estimated with any certainty.

In addition, the purchasers of the White Pass petroleum distribution business, which was sold in 1995, have filed a complaint in Alaska against Russel Metals and a subsidiary ("WPT") relating to environmental contamination at the Whitehorse lower tank farm and a historical barrel washing pit sold by WPT as part of the sale of the petroleum distribution business. The claim relates to petroleum hydrocarbons and also lead, zinc and other contaminants. On October 5, 2000, an Order was filed by the Deputy Minister of Yukon Environment (YE) (formerly known as Yukon Renewable Resources) pursuant to Section 114(2) of the Environment Act (Yukon) against WPT, Russel Metals and other responsible third parties to investigate, establish a plan and restore this site. As of March 20, 2002, YE vacated this Order; however, it has advised that it remains of the view that investigation and restoration remain necessary. A proposed plan of investigation has been submitted to YE for their review, and it is anticipated that the investigation will take place during 2003. The Company is unable to quantify its potential exposure at this time.

Potential Actions

The following relates to properties previously owned by former subsidiaries of Russel Metals.

In 1997, Russel Metals transferred its Tri-Line Expressway trucking operations and the White Pass and Yukon Route railway operations to Tri-White, a wholly owned subsidiary of Russel Metals, and then disposed of all of the shares of Tri-White by way of a rights offering. Under the terms of a reorganization agreement made as of November 28, 1997 between Russel Metals and Tri-White, Russel Metals retained a number of ongoing liabilities relating to the business acquired by Tri-White. Such liabilities relate to specific claims made, or which may be made, against Tri-White and its subsidiaries relating to events which occurred prior to the reorganization. The Company may also be required as a matter of law to satisfy, with respect to the government or third parties, the environmental liabilities assumed by Tri-White pursuant to the reorganization agreement should Tri-White fail to fulfill its contractual obligations under the reorganization agreement. Under the reorganization, Tri-White assumed environmental liabilities related to the railway and dock operations.

GENERAL DEVELOPMENT OF THE BUSINESS

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta, distributor of oil country tubular goods. In March 2000, the Company divested its remaining assets related to the Cashway business, a discontinued operation.

Effective October 15, 2001, the Company purchased 100% of the shares of A. J. Forsyth and Company Limited, a Canadian service center operation located in British Columbia, for cash consideration of $22.0 million and assumed bank debt of $13.9 million.

Effective August 16, 2001, the Company purchased 100% of the shares of Spartan Steel Products, Inc., a U.S. distributor of energy sector pipe, for cash consideration of $3.0 million and assumed bank debt of $3.3 million.

Effective October 9, 2001, the Company purchased 100% of the shares of 1377804 Ontario Inc., a Canadian service center operation located in Ontario, for cash consideration of $255,000.

On June 15, 2001, the Company divested the inventory and fixed assets of Total Distributors, which services the petrochemical and heat exchanger industries from Tulsa, Oklahoma.

Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas, for cash consideration of $4.4 million.

Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash.

On April 15, 2003, Russel Metals announced that it had entered into agreements with the principal shareholders of Leroux Steel Inc. pursuant to which Russel Metals agreed to make, and such shareholders agreed to support, offers to purchase all of the outstanding shares and convertible debentures of Leroux Steel. The transaction, if successful, is expected to be completed at or about the end of June 2003.

PROPERTIES

Russel Metals has 55 warehouse facilities, 47 in Canada and 7 located in the United States. Russel Metals also leases four sales offices in Canada and three in the United States. These sales offices distribute goods that are held in public warehouses or yards until sold.

Set forth below is certain information, as of March 31, 2003, with respect to Russel Metals' principal operating facilities.

Service Center Distribution

	Number of Facilities		Square Feet		
	Owned	**Leased**	**Owned**	**Leased**	**Total**
Canada					
British Columbia	2	7	16,000	189,180	205,180
Alberta	5	4	142,049	45,934	187,983
Saskatchewan	4	2	52,800	-	52,800
Manitoba	3	9	203,542	66,000	269,542
Ontario	3	-	164,689	337,631	502,320
Quebec	2	-	254,000	-	254,000
New Brunswick	2	-	32,000	-	32,000
Nova Scotia	1	-	56,000	-	56,000
Newfoundland	1	-	18,800	-	18,800
Total	20		939,880	638,745	1,578,625
United States					
Wisconsin	1	2	28,000	184,000	212,000
Ohio	1	-	41,040	-	41,040
Total	2	2	69,040	184,000	253,040

Energy Sector Distribution

	Number of Facilities		Square Feet		
	Owned	Leased	Owned	Leased	Total
Canada					
Alberta	1	1	45,000	8,100	53,100
Manitoba	-	1	-	28,000	28,000
Ontario	-	2	-	32,200	32,200
Total	1	4	45,000	68,300	113,300
United States					
Utah	-	1	-	14,400	14,400
Colorado	-	1	-	800	800
Total	-	2	-	15,200	15,200

Steel Import/Export

	Number of Facilities		Square Feet		
	Owned	Leased	Owned	Leased	Total
United States					
Texas	1	-	69,440	-	69,440

Other

The remaining non-metals operation, Thunder Bay Terminals, covers an area of approximately 290 acres. Most of the property is under long-term leases. The coal handling system is located at the site and comprises a number of structures, including structures which trains enter to be unloaded, and ship docking facilities. Coal storage structures and equipment are also located at the site. All the structures and most of the equipment are owned by the Company.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set forth below is extracted from and should be read in conjunction with the audited consolidated financial statements of Russel Metals filed with Canadian securities regulators.

For the years ended December 31	**2002**	2001	2000
INCOME STATEMENT INFORMATION ($000)			
Revenues	**$1,403,275**	$1,402,509	$1,530,978
EBITDA (Note 1)	**85,603**	65,284	80,387
EBITDA to sales %	**6.1%**	4.7%	5.3%
EBIT (Note 2)	**70,411**	50,621	66,142
EBIT to sales %	**5.0%**	3.6%	4.3%
Adjusted pre-tax earnings (Note 5)	**50,348**	27,604	42,293
Adjusted net earnings (Note 6)	**30,747**	16,479	23,900
Adjusted pre-tax earnings per share (Note 5)	**1.32**	0.73	1.03
Adjusted basic earnings per common share ($) (Note 6)	**$ 0.75**	$ 0.37	$ 0.53
BALANCE SHEET INFORMATION ($000)			
Metals			
Accounts receivable	**$ 197,653**	$ 192,244	$ 246,093
Inventories	**329,415**	265,417	290,991
Prepaid expenses and other assets	**2,770**	2,053	1,587
Accounts payable and accrued liabilities	**(178,623)**	(157,300)	(183,659)
Net working capital – Metals	**351,215**	302,414	355,012
Fixed assets	**88,898**	85,825	75,297
Goodwill	**2,709**	15,123	7,843
Net assets employed in metals operations	**442,822**	403,362	438,152
Other operating assets	**24,750**	26,434	25,230
Non-core and discontinued assets and liabilities	**4,046**	4,874	6,610
Net income tax assets and liabilities	**768**	13,326	16,013
Deferred financing charges	**4,962**	6,177	7,613
Pension and benefit liabilities	**(9,590)**	(9,242)	(9,143)
Other corporate assets and liabilities	**(6,643)**	(1,259)	(6,584)
Total net assets employed	**$ 461,115**	$ 443,672	$ 477,891
CAPITALIZATION ($000)			
Bank indebtedness, net of cash	**$ (3,927)**	$ (17,151)	$ 12,311
Long-term debt	**212,602**	214,105	217,525
Total interest bearing debt	**208,675**	196,954	229,836
Preferred shares	**30,000**	30,000	30,000
Market capitalization (Note 4)	**194,091**	136,733	110,146
Total firm value	**$ 432,766**	$ 363,687	$ 369,982
OTHER INFORMATION			
Common shareholders' equity ($000)	**$ 222,440**	$ 216,718	$ 218,055
Free cash flow (Note 7)	**13,753**	84,977	(18,253)
Capital expenditures ($000)	**12,768**	8,152	13,020
Depreciation and amortization ($000)	**15,192**	14,663	14,245
Adjusted interest ($000) (Note 3)	**$ 20,324**	$ 23,017	$ 23,849
Earnings multiple	**6.80**	10.40	5.50
Firm value as a multiple of EBIT	**6.15**	7.18	5.59
Firm value as a multiple of EBITDA	**5.06**	5.57	4.60
Interest bearing debt / EBITDA	**2.44**	3.02	2.86
EBITDA / Interest (Notes 2 and 3)	**4.21**	2.84	3.37
Market capitalization as a % of book value	**87%**	63%	51%
Interest bearing debt as % of net Metals working capital	**59%**	65%	65%
Return on capital employed (EBIT/net assets employed)	**15.3%**	11.4%	13.8%
Return on market capitalization (adjusted net earnings/Market cap.) (Note 2)	**15.8%**	12.1%	21.7%

Selected Consolidated Financial Information continued on next page.

SELECTED CONSOLIDATED FINANCIAL INFORMATION (continued)

For the years ended December 31	2002	2001	2000
COMMON SHARE INFORMATION			
Ending outstanding common shares	**38,057,001**	37,981,501	37,981,501
Average outstanding common shares	**38,024,034**	37,981,501	41,068,870
Common share dividends paid	**$ 6,466**	$ 7,596	$ 5,854
Common share dividends	**0.17**	0.20	0.15
Book value per share ($)	**5.84**	5.71	5.74
Price range of stock ($)			
Market price of common shares at December 31	**5.10**	3.60	2.90
High	**5.49**	3.90	4.95
Low	**$ 3.46**	$ 2.70	$ 2.75

NOTES:

The table includes a number of measures that are not prescribed by generally accepted accounting principles and as such may not be comparable to similar measures presented by other companies. The definitions used for these measures are set out below:

1. Earnings from continuing operations before deduction of interest, taxes, other costs, unusual items, depreciation and amortization.
2. Earnings from continuing operations before deduction of interest, taxes, other costs and unusual items.
3. Interest form 1998 - 1999 includes pretax interest on 9% Convertible Debentures recorded as dividends
4. Outstanding common shares times closing market price of a common share at December 31.
5. Earnings from continuing operations before taxes, other costs and unusual items net of taxes.
6. Earnings from continuing operations before other costs and unusual items net of taxes.
7. Cash from operating activities less capital expenditures

SUMMARIZED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

The consolidated financial information set forth below is extracted from and should be read in conjunction with the audited and unaudited consolidated financial statements of Russel Metals filed with Canadian securities regulators.

2002

	Three Months Ended				Year Ended
(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenues ($000)	$ 325,863	$ 351,523	$ 374,079	$ 351,810	$1,403,275
Earnings from operations ($000)	11,024	19,020	21,848	18,519	70,411
Earnings before taxes ($000)	5,884	14,829	16,108	10,778	47,599
Net earnings ($000)	3,514	9,102	9,980	6,640	29,236
Basic earnings per common share	$ 0.08	$ 0.22	$ 0.25	$ 0.16	$ 0.71
Adjusted earnings per common share	$ 0.08	$ 0.21	$ 0.26	$ 0.20	$ 0.75
Market price of common shares					
High	$ 4.28	$ 5.49	$ 5.25	$ 5.20	$ 5.49
Low	$ 3.46	$ 4.29	$ 4.10	$ 4.22	$ 3.46
Number of common shares traded	4,294,572	2,354,671	3,208,781	2,149,368	12,007,392

2001

	Three Months Ended				Year Ended
(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenues ($000)	$ 398,697	$ 352,831	$ 336,832	$ 314,149	$1,402,509
Earnings from operations ($000)	13,981	12,932	12,338	11,370	50,621
Earnings before taxes ($000)	6,164	(566)	6,051	4,093	15,742
Net earnings ($000)	3,602	(694)	3,540	2,160	8,608
Basic earnings per common share	$ 0.08	$ (0.03)	$ 0.08	$ 0.04	$ 0.17
Adjusted earnings per common share	$ 0.10	$ 0.10	$ 0.09	$ 0.08	$ 0.37
Market price of common shares					
High	$ 3.55	$ 3.74	$ 3.90	$ 3.68	$ 3.90
Low	$ 2.70	$ 3.00	$ 3.12	$ 3.25	$ 2.70
Number of common shares traded	4,797,624	2,619,819	1,367,335	1,988,062	10,772,840

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected financial information for the years ended December 31, 2000, 2001 and 2002 was prepared from the annual consolidated financial statements for those years.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material differences from accounting principles, generally accepted in the United States are disclosed in Note 16 to the Consolidated Financial Statements.

The comparability of this information is affected by changes in accounting policies (see Note 2 to the Consolidated Financial Statements for 2002).

a) The adoption of the new accounting standard for goodwill and other intangibles effective January 1, 2002. As required by the standard, the Company performed a transitional goodwill impairment evaluation, which resulted in a transitional impairment loss charged to retained earnings of $15,123,000 at January 1, 2002.

b) The adoption of the new accounting standard for business combinations effective July 1, 2001. The Company has applied this new standard in its acquisitions subsequent to July 1, 2001 and the goodwill generated from these acquisitions is not amortized as required by the transitional provisions of the goodwill standard.

c) The Company adopted the new Canadian accounting standards for earnings per share, foreign currency translation and stock-based payments effective January 1, 2001. The implementation of these standards did not have a material effect on the Company' results of operations, financial position or cash flows.

d) The adoption of the liability method of tax allocation for accounting for income taxes as provided under the new Canadian accounting standards effective January 1, 2000. The cumulative effect of adopting the standard was an increase in net assets of $17,767,000, cumulative translation adjustment of $898,000 and retained earnings of $18,665,000.

For additional information on the selected financial information see the Management's Discussion and Analysis in the 2002 Annual Report to Shareholders.

MARKET FOR THE SECURITIES OF RUSSEL METALS

The Company's common shares and the Class II preferred shares, Series C are listed and posted for trading on The Toronto Stock Exchange.

DIVIDEND RECORD

The following table shows dividends paid on as per share basis on outstanding shares for the periods indicated.

	Years Ended December 31, 2002	2001	2000
Class II preferred shares, Series C	$1.875	$1.875	$1.875
Common shares	$0.17	$0.20	$0.15

Dividends on preferred shares are paid quarterly in equal instalments. In April 2000, the directors adopted a dividend policy with $0.20 per share as the targeted annual level of dividend on common shares and authorized the payment of the first quarterly dividend of $0.05 per common share, payable June 15, 2000. Subsequent quarterly dividends were paid at that rate each quarter up to and including December 15, 2001. The Company did not pay a common share dividend during the first quarter of 2002, due to restrictions associated with the Senior Notes. The Company resumed payment of its quarterly dividend in the second quarter of 2002. The Company increased its quarterly dividend by $0.01 to $0.06 per common share during the third quarter of 2002. In the first quarter of 2003, the Company further increased the dividend to $0.07 per common share. For more details on this restriction, see Dividends and Share Capital section of the Management' Discussion and Analysis included in the 2002 Annual Report to Shareholders.

EMPLOYEES

As at December 31, 2002, Russel Metals had approximately 1,926 full-time and full-time equivalent employees. Approximately 308 of these employees are located in the United States. Russel Metals has 18 collective bargaining agreements covering 482 employees at 25 of the Company's 55 locations. Through to the end of 2003, 6 collective bargaining agreements covering 152 employees will be renegotiated in anticipation of their expiry. Russel Metals has maintained generally favourable relations with its employees. Since 2000, Russel Metals has experienced no work stoppages at any of its locations. The Company has successfully renegotiated 18 collective agreements without work stoppages since 2000.

MAJOR SUBSIDIARIES

The following is a list of the major subsidiaries of Russel Metals at December 31, 2002, all of which are wholly owned.

	Jurisdiction of incorporation
Corporate	
FIL(US) Inc.	State of Alaska
RMI USA LLC	State of Delaware
Operations	
Fedmet International Corporation	State of Delaware
Russel Metals Williams Bahcall Inc.	State of Delaware
Pioneer Steel & Tube Corp.	State of Delaware
Sunbelt Group, Inc.	State of Texas
Thunder Bay Terminals Ltd	Ontario
Triumph Tubular & Supply Ltd.	Alberta

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the management's discussion and analysis of financial condition and results of operations of Russel Metals and its subsidiaries on pages 14 to 27 of the 2002 Annual Report to shareholders, which pages are incorporated herein by reference.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out certain information with respect to the directors and executive officers of Russel Metals as of the date hereof.

Name and municipality of residence	Office	Director Since	Principal Occupation
JAMES F. DINNING Calgary, Alberta	Director	February 17, 2003	Executive Vice President of TransAlta Corporation (electric generation and marketing company)
CARL R. FIORA Middletown, Ohio	Director	May 11, 1994	Corporate Director
ANTHONY F. GRIFFITHS Toronto, Ontario	Director and Chairman of the Board	May 14, 1997	Corporate Director
ROBBERT HARTOG Perkinsfield, Ontario	Director	May 14, 1997	President, Robhar Investments Ltd. (private investment company)
LISE LACHAPELLE Ile-des-soeurs, Quebec	Director	May 15, 1996	Corporate Director
JOHN W. ROBINSON Greensboro, North Carolina	Director	May 11, 1995	Corporate Director
ARNI C. THORSTEINSON Winnipeg, Manitoba	Director	May 10, 1985	President of Shelter Canadian Properties Limited (real estate development and management company)
EDWARD M. SIEGEL, JR. Westport, Connecticut	Director, President and Chief Executive Officer	May 6, 1998	President and Chief Executive Officer of the Company

Name and municipality of residence	Office	Director Since	Principal Occupation
BRIAN R. HEDGES Toronto, Ontario	Executive Vice President and Chief Financial Officer	-----	Executive Vice President and Chief Financial Officer of the Company
MARION E. BRITTON Mississauga, Ontario	Vice President, Controller and Assistant Secretary	-----	Vice President, Controller and Assistant Secretary of the Company

During the last five years, all of the directors and officers have had the principal occupations indicated opposite their respective names, with the exception of L. Lachapelle who, prior to January 1, 2002 was President and CEO of the Forest Products Association of Canada and J. W. Robinson, who, prior to December 31, 1998 was President and CEO of SMP Steel Corp.

A. F. Griffiths and R. Hartog are directors of Fairfax Financial Holdings Limited ("Fairfax"). Fairfax is the controlling shareholder of Hamblin Watsa Investment Counsel Ltd., which in turn holds approximately 25% of the outstanding common shares of the Company.

E. M. Siegel, Jr., the Company's President and Chief Executive Officer is the only related (1) director. He was elected a director on May 6, 1998. None of the other directors has any material business or professional relationship with the Company.

All directors serve one-year terms and are elected at the annual meeting of shareholders of the Company. The term of office of each of the current directors of the Company will expire at the annual meeting of shareholders of Russel Metals to be held in April 2004.

The Board of Directors delegates certain of its functions to four committees of the Board to facilitate more detailed consideration of certain issues. Each committee is comprised entirely of unrelated directors.

The Audit Committee meets quarterly to review the Company's financial statements, management's discussion and analysis and press releases. The Audit Committee monitors the integrity of internal control and management information through discussions with management and regular meetings with the external auditors. In addition, the Committee reviews other public disclosure documents, including the annual information forms, registrations and prospectuses. The members are: J. F. Dinning, C. R. Fiora, R. Hartog (chair), and A. C. Thorsteinson.

---

(1) The Toronto Stock Exchange Guidelines provide that: "An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director".

The Corporate Governance Committee develops comprehensive written mandates for each of the Board committees, monitors and evaluates the corporate governance system, recommends candidates for election to the Board and serves as a forum for concerns of directors which may not be appropriate for discussion in full Board meetings. The members are: J. F. Dinning, C. R. Fiora, and A. F. Griffiths (chair).

The Management Resources and Compensation Committee reviews compensation policies for the Company's executive officers and is responsible for succession planning for the most senior members of management. The members are: A. F. Griffiths, R. Hartog, L. Lachapelle (chair), and J. W. Robinson.

The Company has established an Environmental Management and Health & Safety Committee for the purpose of reviewing compliance policies and procedures in accordance with legislative and regulatory requirements with regard to environmental and health and safety issues. The members are: L. Lachapelle, J. W. Robinson (chair), and A. C. Thorsteinson.

As at the date hereof, the directors and executive officers of Russel Metals as a group beneficially own, directly or indirectly, or exercise control or direction over 2% of the outstanding common shares.

If any Director of the Company is, or within 10 years before the date of this annual information form has been, a director or officer of any other issuer that, while such Director was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, the Company is required to state that fact and describe the basis on which the order was made and whether the order is still in effect; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, the Company is required to state that fact. To the knowledge of the Company, the only Director of the Company in respect of whom any such disclosure is required to be made is Mr. A. F. Griffiths. In relation to part (a), Mr. Griffiths is a director of Brazilian Resources, Inc., which in a press release dated May 22, 2001 announced it would be late filing its audited financial statements for the year ended December 31, 2000 and its unaudited interim financial statements for the quarter ended March 31, 2001. The Ontario Securities Commission ("OSC") issued an insider cease trade order effective May 30, 2001 and a general cease trade order dated July 23, 2001. All required documents were filed by the Company on July 25, 2001 and the OSC recinded the trade orders. Trading of the Company's common stock resumed on the Canadian Venture Exchange on August 2, 2001. In relation to part (b), by reason of Mr. Griffiths acting as a director of Consumers Packaging and having previously acted as a director of each of Confederation Life Insurance Company and Peoples Jewellers Ltd.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of Russel Metals' securities, options to purchase securities and interest of insiders in material transactions, is contained in the Management Proxy Circular dated March 3, 2003 for Russel Metals' 2003 annual meeting of shareholders.

Additional financial information is provided in Russel Metals' comparative financial statements for the year ended December 31, 2002, contained in the 2002 Annual Report of Russel Metals.

A copy of the foregoing documents together with a copy of this annual information form and any interim financial statements issued by Russel Metals subsequent to December 31, 2002 may be obtained on request to the Assistant Secretary, Russel Metals Inc., Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9. These documents are also posted regularly to the Company's investor relations web site located at www.russelmetals.com.

When the securities of Russel Metals are in the course of a distribution pursuant to a short-form prospectus or when a preliminary short-form prospectus has been filed in respect of a distribution of Russel Metals' securities, Russel Metals will provide to any person, upon request to the Assistant Secretary of Russe Metals at the address noted above, one copy of this annual information form, the 2002 Annual Report of Russel Metals, any interim financial statements of Russel Metals issued subsequent to December 31, 2002, the Management Proxy Circular dated March 3, 2003 and any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.

PART II

Exhibit (2)(b)

RUSSEL METALS INC.

MANAGEMENT PROXY CIRCULAR

Management Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the Management of Russel Metals Inc. (the "Company") for use at the annual meeting of shareholders of the Company, or at any postponement or adjournment thereof, to be held on Thursday, April 24, 2003 at 4:30 o'clock in the afternoon (Toronto time) in the Ketchum Room, The Toronto Board of Trade, 1 First Canadian Place, 3rd Floor, Toronto, Ontario for the purposes set out in the foregoing notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by officers, employees and agents of the Company. The cost of the solicitation of proxies will be borne by the Company.

Appointment and Revocation of Proxies

The persons designated in the enclosed form of proxy will represent Management at the meeting. **A shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy to attend and to act for the shareholder on the shareholder's behalf at the meeting. Such right may be exercised by inserting in the space provided in the form of proxy the name of the other person whom the shareholder wishes to appoint as nominee. Proxies to be used at the meeting must be deposited with the Company or with CIBC Mellon Trust Company not less than 24 hours preceding the meeting or any postponement or adjournment thereof.**

A shareholder who has given a proxy may revoke it:

a) by depositing an instrument in writing executed by the shareholder who has given the proxy or by the shareholder's attorney authorized in writing, or, if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation
   - (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or
   - (ii) with the Chairman of the meeting on the day of the meeting or any postponement or adjournment thereof; or

b) in any other manner permitted by law.

Voting and Discretion of Proxies

On any ballot that may be called for, the shares represented by proxies in favour of the persons named by Management on the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions specified by shareholders in the forms of proxy.

When a shareholder has not specified in the form of proxy whether the named proxy nominees are required to vote or withhold from voting with respect to the election of directors or with respect to the appointment of auditors or the manner in which the named proxy nominees are required to vote on any other matter identified in the form of proxy, the shares represented by such proxy will be voted in favour of the election of the nominees named in this Management Proxy Circular and the appointment of auditors and in favour of the other matters identified in the form of proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to the matters identified in the notice of meeting or other matters that may properly come before the meeting. At the date of this Management Proxy Circular, Management is not aware of any such amendments or other matters to come before the meeting.

Voting Shares and Principal Holders Thereof

The authorized capital of the Company consists of: (i) an unlimited number of common shares ("Common Shares") without nominal or par value; (ii) an unlimited number of preferred shares without nominal or par value designated as Class I preferred shares, issuable in series; and (iii) an unlimited number of preferred shares without nominal or par value designated as Class II preferred shares, issuable in series.

As of March 3, 2003, 38,100,601 Common Shares and 1,200,000 7.5% Cumulative Redeemable Convertible Class II preferred shares, Series C ("Series C Shares") are outstanding. Holders of record of outstanding Common Shares at the close of business on March 17, 2003 (the "record date") will be entitled to one vote for each Common Share held. A transferee of shares acquired after the record date is entitled to vote those shares at the meeting if the transferee produces properly endorsed share certificates for such shares or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote at the meeting.

To the knowledge of the directors and officers of the Company, no person beneficially owns or exercises control or direction over the outstanding Common Shares carrying more than 10% of the votes attached to the Common Shares of the Company other than the investment advisory firm Hamblin Wasta Investment Counsel Ltd. ("HWI"), which beneficially owns or exercises control or direction over 9,358,200 Common Shares representing approximately 25% of the outstanding Common Shares.

Election of Directors

The Articles of the Company currently provide that the board of directors shall consist of a minimum of seven and a maximum of 12 directors and the by-laws make similar provision. The number of directors is currently fixed at eight. Each person whose name appears below is proposed to be elected as a director of the Company to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed. If a poll is demanded, the shares represented by proxies in favour of Management nominees will be voted in favour of the election of such nominees unless a shareholder has specified in a form of proxy that the shareholder's shares are to be withheld from voting in the election of directors. In the event that any vacancy occurs in the slate of such nominees, proxies in favour of Management will be voted for another nominee in the discretion of Management unless the shareholder has specified in the proxy that the shareholder's shares are to be withheld from voting in the election of directors.

Name, position with the Company and principal occupation	Period served as Director	Approximate number of voting shares of the Company beneficially owned, directly or indirectly, or controlled or directed
JAMES F. DINNING Director; Executive Vice President TransAlta Corporation (electric generation and marketing company)	Since February 17, 2003	
CARL R. FIORA Director; Corporate Director	Since May 11, 1994	3,000 Common Shares
ANTHONY F. GRIFFITHS Director; Chairman of the Board; Corporate Director	Since May 14, 1997	50,000 Common Shares
ROBBERT HARTOG Director; President, Robhar Investments Ltd. (private investment company)	Since May 14, 1997	92,850 Common Shares
LISE LACHAPELLE Director; Corporate Director	Since May 15, 1996	5,000 Common Shares

Name, position with the Company and principal occupation	Period served as Director	Approximate number of voting shares of the Company beneficially owned, directly or indirectly, or controlled or directed
JOHN W. ROBINSON .... Director; Corporate Director	Since May 11, 1995	5,000 Common Shares
EDWARD M. SIEGEL, JR. .... Director, President and Chief Executive Officer	Since May 6, 1998	590,165 Common Shares
ARNI C. THORSTEINSON .... Director; President of Shelter Canadian Properties Limited (real estate development and management company)	Since May 10, 1985	18,820 Common Shares

With the exception of Mr. Dinning, each of the foregoing persons was elected to his or her present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated to shareholders a management proxy circular. Each of Mr. Griffiths and Mr. Hartog is a director of Fairfax Financial Holdings Limited ("Fairfax"). Fairfax is the controlling shareholder of HWI, which in turn holds approximately 25% of the outstanding Common Shares. See "Voting Shares and Principal Holders Thereof".

The Company is required to have an Audit Committee of the Board of Directors. J. F. Dinning, C. R. Fiora, R. Hartog (Chair of the Committee) and A. C. Thorsteinson are the members of the Audit Committee.

Other committees of the Board are the Management Resources and Compensation Committee, the Corporate Governance Committee and the Environmental Management and Health & Safety Committee. Information relating to the composition and mandate of these committees is described under "Executive Remuneration", the table "The TSX Corporate Governance Guidelines" and the paragraph immediately following such table.

Executive Remuneration

Composition of the Management Resources and Compensation Committee

The Company's Management Resources and Compensation Committee is comprised of four non-employee members of the Board of Directors, L. Lachapelle (Chair of the Committee), A. F. Griffiths, R. Hartog and J. W. Robinson. It is the responsibility of the Committee to review the compensation policies and levels for the Company's executive officers, to ensure that such compensation is competitive and reasonably related to personal and corporate performance, and to make recommendations to the Board of Directors with respect to such matters. The Committee meets as required, but not less frequently than annually. The Management Resources and Compensation Committee met five times during 2002.

Report of the Compensation Committee with Respect to Executive Compensation

The Company's executive compensation policies and practices are designed to provide a competitive level of total compensation, to recognize and reward superior performance by individual executives and to foster a common perspective between the Company's executive officers and its shareholders. The key components for executive officer compensation are base salary, short-term incentives in the form of cash bonus opportunities based on earnings per share, and long-term incentives in the form of stock options. Pay for performance is an important underlying principle of the Company's executive compensation philosophy, with the result that variable compensation can represent a substantial proportion of total compensation in a successful year.

The Committee uses various information sources, including independent consultants, to monitor the competitive position of the Company's salaries, bonus plans and stock-based incentives, and to assess the effectiveness of the Company's incentive plans in contributing to corporate performance. The Committee uses comparative data to ensure the ability of the Company to attract, retain and motivate key executives. The comparative group includes large autonomous industrial companies in Canada and the United States and other companies operating in the metals industry in North America.

The Company's executive compensation policies provide for base salaries which are competitive with similar positions in the comparative group. Individual levels, which are reviewed annually, may vary from this objective, depending upon the particular experience and other qualifications of the individual, sustained performance level, length of service and other relevant factors.

Short-term incentive bonuses are paid shortly following the year in which they are earned. Short-term bonuses are linked primarily to the attainment of specific annual profitability and strategic goals of the Company, including performance relative to industry comparators. The Committee has established a Management Incentive Compensation Plan for executive officers, which ties the majority of short-term cash bonuses to profit sharing based on earnings per share over a minimum threshold.

Historically, the Committee has regarded stock options as an effective means of motivating executive performance by linking total compensation with long-term share performance. However, as part of its continuous benchmarking of the Company's executive compensation arrangements against market practices, the Committee is currently considering whether options should continue to be the Company's primary form of stock-based incentive.

Options granted to executives under the Company's share option plan generally become immediately exercisable with respect to 20% of the optioned Common Shares and exercisable as to an additional 20% following each of the first, second, third and fourth anniversaries of the date of grant. The options have an exercise price equivalent to the prevailing market price at the date of the grant and typically have a term of not less than five nor more than 10 years. The Committee has adopted stock option guidelines which provide for annual grants that are competitive with Canadian corporations within the comparator group. The amount and terms of outstanding options are among the factors which are considered by the Committee in making recommendations to the Board with respect to the grant of additional options.

The annual salary of the Chief Executive Officer for 2002 was US $450,000, unchanged from the level in each of 2001 and 2000. Effective January 1, 2003 his annual salary was increased by US $50,000. The increase is considered by the Committee to be appropriate based on the Chief Executive Officer's performance, and performance and compensation data relevant to the comparator group. To relate the total compensation of the Chief Executive Officer with the current financial and strategic performance of the Company, the Board may authorize the payment of incentive bonuses. A bonus of US $843,750 was paid to Mr. Siegel as Chief Executive Officer for the 2002 fiscal year. This amount was determined in accordance with the Corporation's Management Incentive Compensation Plan for executive officers and is directly related to the Company's earnings per share for the year. In addition, Mr. Siegel was granted options to purchase 225,000 Common Shares in 2002.

Submitted on behalf of the Management Resources and Compensation Committee:

R. Hartog
A. F. Griffiths
L. Lachapelle (Chair)
J. W. Robinson

Performance Graph

The following graphs show a comparison over the five year period ended December 31, 2002 of the value of $100.00 originally invested in the Company's Common Shares and Class II Preferred Shares, Series C, respectively and the S&P/TSX Composite Index ("TSX Index") and in each case assuming reinvestment of cash dividends paid.



$200
$150
$100
$50
TSX Index
Russel Metals - Common Shares
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02

TSX Index	$100.00	$98.42	$129.63	$139.23	$121.73	$106.59
Russel Metals (Common)	$100.00	$79.55	$87.27	$68.69	$90.47	$134.27



$200
$150
$100
$50
TSX Index
Russel Metals - Preferred Shares
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02

TSX Index	$100.00	$98.42	$129.63	$139.23	$121.73	$106.59
Russel Metals (Preferred)	$100.00	$98.10	$110.17	$112.58	$130.36	$149.50

Summary Compensation Table

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the other named executive officers of the Company as required by applicable securities legislation.

	Annual Compensation				Long-Term Compensation	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Securities Under Options Granted[1]**	**All Other Compensation**
Edward M. Siegel, Jr.[2] President and Chief Executive Officer	2002 2001 2000	$450,000 $450,000 $450,000	$843,750 $337,500 $487,489	$21,505 $25,939 $25,735	225,000 250,000 175,000	$10,067 $34,567 $34,567
Brian R. Hedges Executive Vice President and Chief Financial Officer	2002 2001 2000	$350,000 $350,000 $348,557	$393,750 $157,500 $227,500		75,000 100,000 50,000	$ 7,832 $25,032 $26,583
Marion E. Britton Vice President, Controller and Assistant Secretary	2002 2001 2000	$158,039 $141,617 $138,000	$179,375 $ 36,107 $ 65,300		15,000 12,500 12,500	$ 8,750 $ 7,175 $ 7,000

(1) The numbers shown indicate the number of Common Shares in respect of which options were granted to the named executive officer during the year in question.

(2) Compensation for Mr. Siegel is paid in U.S. Dollars and thus is reported in U.S. Dollars.

Options Granted During 2002

The following table sets out options granted by the Company to the named executive officers during 2002 to purchase Common Shares of the Company.

Name	**Common Shares Under Options Granted**	**% of Total Options Granted to Employees in 2002**	**Exercise or Base Price per Common Share**	**Market Value of Common Shares on the Date of Grant**	**Expiration Date M/D/YR**
Edward M. Siegel, Jr.	225,000	42.13%	$3.75	$3.75	02/19/2012
Brian R. Hedges	75,000	14.04%	$3.75	$3.75	02/19/2012
Marion E. Britton	15,000	2.81%	$3.75	$3.75	02/19/2012

All of the above options are immediately exercisable with respect to 20% of the optioned Common Shares and are exercisable as to an additional 20% following each of the first, second, third and fourth anniversaries of the date of grant.

147

Aggregate Stock Option Exercises During 2002 and Value of Options at December 31, 2002

The following table sets out certain information with respect to Common Shares under option to the named executive officers as at December 31, 2002. No options to purchase Common Shares were exercised by the named executive officers during 2002.

	Unexercised Options at December 31, 2002		Value of Unexercised in-the-money Options at December 31, 2002	
Name	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Edward M. Siegel, Jr.	530,000	420,000	$599,750	$704,000
Brian R. Hedges	204,000	146,000	$214,050	$249,200
Marion E. Britton	34,500	25,500	$ 38,350	$ 41,650

Note: Based on the closing price of a Common Share on The Toronto Stock Exchange on December 31, 2002 of $5.10.

Table of Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

The aggregate maximum amount outstanding during 2002, for all officers, directors and employees, of indebtedness to the Company and its subsidiaries in connection with the purchase of any securities of the Company or any of its subsidiaries was US $450,000 and CDN $125,000. The following table sets out certain particulars with respect to such indebtedness.

Name of Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002	Amount Outstanding as at March 3, 2003	Financially Assisted Securities Purchased During 2002	Security for Indebtedness
Edward M. Siegel, Jr.,(1)(2) President & CEO	Loan from Fedmet International Corporation	$450,000	NIL	NIL	—
Brian R. Hedges, Executive Vice President & CFO(1)(3)	Loan from Russel Metals Inc.	$125,000	NIL	$ 125,000 8% Subordinated Debentures	—

(1) In 2000, the Company agreed to lend, directly or through subsidiaries, monies to its CEO and CFO to assist them in purchasing securities in the market. All loans for the named executive officers are evidenced by promissory notes which are due and payable upon the earlier of (a) the due date, (b) 30 days following the date of termination of employment for any reason whatsoever other than death, (c) one year following the date of death, and (d) three business days following the sale of the securities purchased with the loan proceeds.

(2) Mr. Siegel's loan was in U.S. dollars and thus is reported in U.S. dollars. Mr. Siegel's loan was payable on November 16, 2003 and bore interest at a rate equal to the short-term Applicable Federal Rates as published by the Internal Revenue Service for quarterly interest payments, per annum, calculated and payable quarterly in arrears on the last day of each quarter.

(3) Mr. Hedges' loan bore interest at a rate equal to the prescribed rate of interest set quarterly by the Canada Customs and Revenue Agency applicable to employee loans, calculated and payable quarterly in arrears on the last day of each quarter.

Defined Benefit Pension Plans

The Company provides retirement benefits in the form of pensions from the Company's registered pension plans.

Mr. Siegel participates in the Company's defined contribution plan covering the U.S. employees of its affiliated group of companies. The Company makes contributions based on a percent of Mr. Siegel's compensation and contributions up to a maximum each year. The maximum for 2002 was US $8,000. All contributions are vested immediately.

Mr. Hedges and Ms. Britton participate in a defined benefit final average formula plan which will provide an annual pension equal to 1.3% of pensionable earnings up to the Canada Pension Plan maximum pensionable earnings level and 2% of pensionable earnings above such level based on the highest consecutive 60 months pensionable earnings, for each year of credited service. The normal form of benefit payable at age 65 is a life annuity guaranteed for 120 months or a joint and survivor pension equal to 60% of the individual's pension entitlement. The credited years of service for Mr. Hedges and Ms. Britton to December 31, 2002 are 8.5 and 18 years, respectively.

The defined benefit pension entitlements referred to above are, in each case, subject to a limit of $1,722 for each year of credited service. There are no offsets to the benefits from any of the foregoing plans. The following table illustrates the annual pension payable from the defined benefit plan for various periods of service, assuming retirement at age 65 and annual remuneration in excess of $125,000.

Years of Service					
10	15	20	25	30	35
$17,220	$25,830	$34,440	$43,050	$51,660	$60,270

Mr. Hedges has entered into a supplementary retiring allowance agreement with the Company, particulars of which are set out below. Based upon current salary levels and Canada Pension Plan benefits, the estimated annual benefit payable upon retirement at normal retirement age to Mr. Hedges under the Company's registered pension plans referred to above and the supplementary retiring allowance agreement discussed below is $200,700.

Employment, Retiring Allowance and Change of Control Agreements

In August of 1997, the Company entered into an employment agreement with Mr. Siegel which provided for his employment as President and Chief Executive Officer of the Company effective August 12, 1997. The agreement provided for compensation with respect to Mr. Siegel's annual base salary, bonus entitlement (expressed as a variable percentage of his base salary which increases with the level of basic earnings per share of the Company) and grant of options to acquire Common Shares. Mr. Siegel's salary, bonus and stock options awarded for 2002 are disclosed in the compensation table for named executive officers. Pursuant to the agreement, Mr. Siegel is entitled to be compensated for the difference in effective income tax rates in Canada and the United States. Mr. Siegel is entitled to benefits similar to those enjoyed by the Company's other executive officers pursuant to the Company's normal benefit plans, practices and policies. Mr. Siegel's employment agreement provides for the payment of severance pay in the event his employment is terminated without just cause, in an amount equal to two times his annual salary.

A subsidiary of the Company has signed an agreement with Mr. Siegel to fund a Split Dollar Whole Life Insurance Policy. The agreement requires the subsidiary to pay up to US $200,000 per year for approximately 13 years to fund a Whole Life Insurance Policy of US $6.5 million. The premiums paid by the subsidiary will be reimbursed from the insurance proceeds or from the excess cash surrender value commencing when the Whole Life Insurance Policy has been fully funded.

The Company has entered into a supplementary retiring allowance agreement with Mr. Hedges. Under such agreement he becomes entitled to a maximum annual pension at age 65 equal to the product obtained by multiplying 3% of 12 times the average of his monthly salary for the

36 consecutive month period during which he obtained his highest salary, by the number of years of service (to a maximum of 20, including periods of permanent disability), less the annual amount of his pension under the Company's registered pension plans, and less the amount of the Canada Pension Plan pension benefit payable on the date of retirement. If Mr. Hedges ceases to be employed by the Company prior to age 65 and he elects to accelerate the payment of his supplementary pension, the annual amount to which he will be entitled will be reduced by ½ of 1% for each calendar month prior to the first month in which he would be 65 years of age. On the death of Mr. Hedges following retirement, his surviving spouse would become entitled to a pension of ⅔ of his supplementary pension. If there is no surviving spouse, a lump sum is payable to a named beneficiary in the amount of 60 times the monthly pension benefit, less any amount paid to Mr. Hedges during his lifetime pursuant to the supplementary retiring allowance agreement. The agreement also provides for payment in the event of death and for payments in the event of termination of employment without just cause following a change of control of the Company. Payments under the supplementary retiring allowance agreement will be paid when due out of the general funds of the Company.

The Company has entered into change of control employment agreements with Messrs. Siegel and Hedges providing for the continued employment of Mr. Siegel for two years and Mr. Hedges for three years following a change of control and for severance payments in certain circumstances in the event of the termination of their employment within such period. Such circumstances include termination of employment (other than for just cause, disability or retirement) or termination of employment for good reason.

A "change of control" includes the acquisition of effective control of the Company by a person or group of persons acting in concert and a determination by the directors of the Company that a change of control has occurred or is about to occur. For such purpose, any person or group holding securities of the Company which entitle such holder or holders to cast more than 25% of the votes attaching to all shares in the capital of the Company which may be cast to elect directors of the Company shall be deemed to be in a position to exercise effective control of the Company. A change of control will also have occurred if incumbent directors cease to constitute a majority of the Board of Directors of the Company. For this purpose an incumbent director is any member of the Board of Directors of the Company who was a director of the Company immediately prior to the event which gave rise to the change of control, and any successor to an incumbent director who was recommended or elected or appointed to succeed an incumbent director by the affirmative vote of a majority of the incumbent directors. Upon termination in the foregoing circumstances, Mr. Siegel is entitled to receive a lump sum payment of two, and Mr. Hedges is entitled to receive a lump sum payment of three, times their then current salary, including amounts estimated to be payable pursuant to any profit sharing, incentive compensation or bonus program. Messrs. Siegel and Hedges are also entitled to receive an amount on account of the value of all options or other rights to acquire shares of the Company held by them or to which they would have been entitled, an amount on account of pension benefits to which they would have been entitled and certain other benefits.

Statement of Corporate Governance Practices

The Toronto Stock Exchange (the "TSX") requires that the Company disclose on an annual basis its approach to corporate governance with specific reference to the TSX Guidelines on Corporate Governance (the "Guidelines"). The Corporate Governance Committee has considered the Company's corporate governance practices in light of the TSX Guidelines. Based on a report from the Corporate Governance Committee, the Board is satisfied that the Company's governance practices are appropriate to the Company and that the Board operates effectively and independently of Management. The following is a complete description of the Company's system of corporate governance.

The Company has been actively following the developments in corporate governance requirements and best practices both in the United States and in Canada. It is familiar with the various amendments being proposed by securities regulators and stock exchanges with respect to corporate governance matters. Once these amendments have been finalized, the Company will make whatever changes are necessary to give effect to these amendments in connection with its own governance practices. The Company's practices already conform with many of the amendments being proposed, including the proposed TSX listing requirement to have at least two unrelated directors (defined in accordance with the proposed amendments) as well as a code of conduct. The Company has seven unrelated directors and one related.

This Statement of Corporate Governance Practices has been reviewed by the Corporate Governance Committee of the Board of Directors and has been approved by the Board of Directors. The members of the Corporate Governance Committee are C. R. Fiora, A. F. Griffiths (Chair of the Committee) and J. F. Dinning.

TSX Corporate Governance Committee Guidelines	2002 Disclosure Statement
1. The Board should explicitly assume responsibility for stewardship of the Company and in particular:	
(a) Adoption of a strategic planning process	The strategic plan is Management's responsibility. The Board provides input to Management on the development of the plan and approves the final plan presented to it by Management. The Board reviews the Company's activities against the strategic plan throughout the year.
(b) Identification of principal risks and the implementation of appropriate systems to manage these risks	Management reports to the Board on the principal risks facing the Company as part of the ongoing management of the business and the strategic planning process. The Audit Committee monitors financial risks and financial reporting, including controls relating to those areas. The Environmental Management and Health & Safety Committee monitors risks involving environmental issues and occupational health and safety, including compliance with applicable legislation and programs to address these issues, including safety measurement systems.
(c) Succession planning, including appointing, training and monitoring senior management	The mandate of the Management Resources and Compensation Committee includes the review of the compensation policies and levels for the Company's executive officers and recommendations to the Board with respect to such matters. The Committee is responsible for succession planning among the most senior members of Management. It reviews the succession plan prepared by Management and the Company's needs on an annual basis in order to maintain an executive team with superior executive leadership skills.

TSX Corporate Governance Committee Guidelines	2002 Disclosure Statement
(d) Communications policy	The Audit Committee is responsible for reviewing all material public disclosure documents containing financial information about the Company, including the Annual Report to Shareholders, interim reports, management's discussion and analysis, annual information forms, press releases, prospectuses and registration statements, before release to the public. The Company has a disclosure policy that has been approved by the Board of Directors. This policy designates the CEO and CFO as the primary contact points with analysts, investors and the media. The Company makes the CEO and CFO available to shareholders to discuss their concerns. Management reports to the Board any significant or common concerns raised with it by any of the Company's shareholders.
(e) The integrity of internal control and management information systems	The integrity of internal controls and management information systems is the responsibility of Management. The Audit Committee monitors the way in which Management deals with the integrity of internal controls and management information systems through discussions with Management and reports from internal and external auditors. The Audit Committee reviews the appropriateness of accounting policies established by Management.
2. Majority of directors are "unrelated"	The Board has considered the relationship of each of the directors to the Company and has concluded that all members of the Board, other than Mr. Siegel, are unrelated[(1)] for the purpose of the TSX Guidelines.
3. Disclose whether each director is "unrelated"	Mr. Siegel, the Company's President and Chief Executive Officer is the only related director. He was elected a director on May 6, 1998. None of the other directors has any business or professional relationship with the Company. The Company does not have a significant shareholder as defined in the TSX Guidelines.[(2)]

(1) The TSX Report provides that: "An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director".

(2) The TSX Report defines a significant shareholder as "a shareholder with the ability to exercise a majority of the votes for the election of directors attaching to the outstanding shares of the Company".

TSX Corporate Governance Committee Guidelines	2002 Disclosure Statement
4. Appoint a committee responsible for appointing / assessment of directors composed of a majority of unrelated directors	The Corporate Governance Committee is responsible for the appointment and assessment of directors. This Committee is responsible for identifying possible candidates for election or appointment to the Board and evaluating their credentials. It recommends suitable candidates to the full Board. On the recommendation of the Corporate Governance Committee, the Board has adopted the policy of requiring each director to provide to the Chairman of the Corporate Governance Committee, annually, written responses to a series of questions developed by the Committee for the purpose of assessing the effectiveness of the Board and of individual directors. The Committee has been charged with the responsibility for considering whether other assessment processes might be developed which would produce meaningful and actionable feedback. All members of the Committee are unrelated directors.
5. Orientation and education programs for new directors	New directors become acquainted with the Company's business and the industry in which it operates through discussions with the Company's Management and with other directors, including with the Chairman and with the CEO. New directors also participate in an introductory tour of the Company's principal metal service center operations in Canada and the United States, accompanied by senior management of the Company.
6. Reduction of number of directors to a number which facilitates more effective decision-making	The Company's articles require it to have a minimum of seven and a maximum of 12 directors. The Board believes that a board with a number of directors within this range will allow it to operate effectively. The number of directors is currently set at eight. The size and composition of the Board brings to the Company a balance of industry and operational expertise as well as backgrounds in other areas that the Board believes are of benefit to the Company.
7. Review compensation in light of responsibilities and risks	The Management Resources and Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the compensation of the Company's directors. The Board has considered the level of remuneration received by directors with a view to attracting and retaining the services of experienced and highly qualified independent directors. The total fees paid

TSX Corporate Governance Committee Guidelines	2002 Disclosure Statement
	to directors are comparable to other substantial Canadian public companies. Accordingly, the Board is satisfied that the level and nature of remuneration that directors receive is appropriate. (See "Compensation of Directors" following this table for specific details on compensation.)
8. Majority of committee members should be unrelated	Each committee is comprised entirely of unrelated Board members.
9. Appoint a committee responsible for the Company's corporate governance issues	The Company's Corporate Governance Committee is responsible for monitoring and evaluating the Company's governance system and proposing improvements as appropriate. It also serves as a forum for concerns of individual directors of the Company about matters which may not be appropriate for discussion in full meetings of the Board, including the performance of Management or individual members of Management or the performance of the Board or individual directors. The Corporate Governance Committee is also responsible for recommending candidates for election or appointment to the Board. The Corporate Governance Committee, in co-operation with the other committees, has developed comprehensive written mandates for each of the Board committees, which have been adopted by the Board. It is also responsible for recommending to the Board the Company's response to the TSX Guidelines.
10. Define limits to management's responsibilities by developing mandates for:	
(a) the Board	The Board's mandate to manage or supervise the management of the business and affairs of the Company is prescribed by corporate law. It discharges this responsibility by considering and approving the Company's strategic direction, by delegating to Management responsibility for the day-to-day operation of the Company's business and by monitoring Management. The Board delegates certain of its functions to four committees of the Board to facilitate more detailed consideration of certain of the issues facing the Company by smaller groups of directors. These committees are the Audit Committee, the Management Resources and Compensation Committee, the Corporate Governance Committee

and the Environmental Management and Health & Safety Committee. The Board has not delegated to any of its committees the authority to make decisions, but rather each of the committees brings its recommendations to the full Board.

During 2002, there were seven Board of Directors meetings held. Attendance was 91% as three directors missed one Board meeting each and one director missed two meetings. In addition, there were 11 committee meetings held and attendance was 98%, as only one director missed one committee meeting.

The Board looks to Management to provide it with regular reports on the Company's activities and performance and to bring to its attention any significant issues facing the Company.

(b) the CEO

The Board has developed a written job description for the CEO and is satisfied that the functions and respective responsibilities of the Board and Management are clearly understood and supported by all participants in the Company's governance.

11. Establish procedures to enable the Board of Directors to function independently of Management

The Board has a number of procedures that enable it to function independently of Management:

Seven out of the eight directors currently in office are unrelated to Management. The position of Chairman is separate from the position of CEO and is held by an unrelated director.

The Board has a policy of meeting at least twice annually without Management present and will meet at other times as is deemed necessary. In addition, the Board has established a Corporate Governance Committee, also chaired by the Chairman. The mandate of this Committee, which is discussed in more detail above, is largely focused on issues relating to the independence and effectiveness of the Board.

12. Establish an Audit Committee with a specifically defined mandate, with all members being outside directors

The mandate for the Audit Committee includes responsibility for reviewing the Company's quarterly and annual financial statements, and management's discussion and analysis and for monitoring the Company's internal control procedures. The Audit Committee meets regularly with the Company's external auditors without Management being present. All members are outside and unrelated directors.

TSX Corporate Governance Committee Guidelines	2002 Disclosure Statement
13. Implement a system to enable individual directors to engage outside advisors, at the Company's expense	Each committee is entitled to engage outside advisors at the Company's expense in connection with its mandate. Directors may engage advisors at the Company's expense for other purposes with the concurrence of the chair of the Corporate Governance Committee.
14. Describe decisions requiring prior approval of the Board	The Board of Directors reviews and approves the Company's strategic direction and annual business plan and its capital expenditure budget. In addition, it approves acquisitions and all capital expenditures in excess of $1.0 million. It also reviews and approves changes in business focus, corporate financings and debt issues.
15. Discuss the Board's expectations of management	The Board of Directors expects Management to keep it apprised of all material risks facing the Company and to provide it with regular reports on the Company's activities and on any external developments that are likely to affect the Company. The Board of Directors also expects Management to advise it of any events which have or are likely to have an effect on the Company. The interaction between the Board of Directors and Management challenges Management to proactively manage the cyclical nature of the business to ensure the maximizing of shareholder value.

Environmental Management and Health & Safety Committee

The mandate of the Environmental Management and Health & Safety Committee is to monitor and evaluate and, where necessary, to make recommendations to the Board for the purposes of ensuring that the Company conducts its activities in a manner which complies with applicable environmental and occupational, health and safety laws, and which minimizes adverse impact to the natural environment, or to the communities in which the Company resides. The members of the Committee are L. Lachapelle, J. W. Robinson (Chair of the Committee) and A. C. Thorsteinson.

Compensation of Directors

The Company paid an aggregate of $339,815 in respect of directors' fees during the financial year ended December 31, 2002. These fees, payable only to directors who are not full-time employees of the Company, represent an annual retainer of $20,000 per director and a $1,500 attendance fee per meeting of the Board or any committee thereof. Effective January 1, 2003, the annual retainer fee was changed to $22,000. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such. Each non-executive director normally resident in the U.S. is entitled to receive a travel fee of Cdn $1,500 for each meeting attended in person.

Mr. Griffiths is paid an annual fee of $100,000. This amount represents compensation for acting as Chairman of the Board, Chairman of the Corporate Governance Committee and a member of the Management Resources and Compensation Committee and is inclusive of all fees for attending board and committee meetings during the year.

The Company has a share option plan which provides non-executive directors with an initial grant of options to purchase 15,000 Common Shares upon being appointed to the Board and thereafter, directors receive an annual grant of options to purchase 10,000 Common Shares when re-elected to the Board. In April 2002, 70,000 options for Common Shares were granted to non-executive directors under this Plan at an exercise price of $4.80 per share. On February 17, 2003, J. F. Dinning was granted options to purchase 15,000 Common Shares at an exercise price of $5.20 per share.

Directors' and Officers' Liability Insurance

In January 2003, the Company renewed, for the benefit of the Company, its subsidiaries and their directors and officers and their respective spouses, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The total amount of insurance is $75 million and, subject to the deductible portion referred to below, up to the full face amount of the policies is payable, regardless of the number of directors and officers involved. The premium for the current policy period to December 1, 2003 is $229,315. The policies do not specify that a part of the premium is paid in respect of either directors as a group or officers as a group. The policies provide a limit of $75 million per occurrence and in the aggregate. Each director and officer of the Company is covered to the extent of the face amount of the policies. However, in no event will the policies pay out, in the aggregate, more than $75 million during their annual term. The policies provide for deductibles as follows: (i) with respect to the directors and officers, there is no deductible applicable; and (ii) with respect to reimbursement of the Company, there is a deductible of $100,000 per occurrence.

Auditors

Appointment

Management proposes to nominate Deloitte & Touche LLP ("D&T") as auditors of the Company to hold office until the next annual meeting of shareholders. In the event a ballot is demanded, the shares represented by proxies in favour of Management nominees will be voted in favour of the appointment of D&T as auditors of the Company, unless a shareholder has specified in a proxy that his or her shares are to be withheld from voting in the appointment of auditors.

Audit Fees

The fees charged by D&T for audit services for the year ended December 31, 2002 were $563,000. The aggregate fees charged by D&T for all other non-audit services rendered by D&T for the fiscal year ended December 31, 2002 were $167,000. The non-audit services included audits of employee benefit plans of $47,000 and U.S. tax compliance work of $120,000.

Independence of Auditors

D&T and the audit committee of the Company have considered all relationships between D&T and its related entities and the Company and its related entities in light of the independence standards issued by the Independence Standards Board and have determined that the non-audit services provided by D&T to the Company are compatible with maintaining D&T's independence.

Availability of Disclosure Documents

The Company will provide to any shareholder, upon request to its Secretary, a copy of:

(i) its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

(ii) its audited comparative consolidated financial statements for its last financial year together with the auditors' report thereon;

(iii) its Management Proxy Circular for its last annual meeting of shareholders; and

(iv) any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

These documents are accessible from the Company's web site located at www.russelmetals.com.

Certificate

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.

DATED the 3rd day of March, 2003.

(Signed) W. M. O'REILLY,
Secretary

PART II

Exhibit (2)(c)

Management's Report to the Shareholders

The accompanying consolidated financial statements, management's discussion and analysis and all information in the Annual Report have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements and management's discussion and analysis within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of Directors, all of whom are neither employees nor officers of the Company. The Audit Committee meets with management as well as with external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements, the independent auditors' report and the management's discussion and analysis. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements and management's discussion and analysis for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Deloitte & Touche LLP. Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements of the Company.

(signed) E. M. Siegel, Jr.

E. M. Siegel, Jr.
President and
Chief Executive Officer

(signed) Brian R. Hedges

Brian R. Hedges
Executive Vice President and
Chief Financial Officer

160

To the Shareholders of Russel Metals Inc.

We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(signed) Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
January 31, 2003

Comments by Auditors on Canada – U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 (a) to the financial statements. Our report to the Shareholders, dated January 31, 2003, is expressed in accordance with Canadian reporting standards, which does not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
January 31, 2003

Consolidated Balance Sheets

At December 31 ($000)	2002	2001
Assets		
Current		
Cash	$ 25,068	$ 17,151
Accounts receivable	201,675	197,716
Inventories	329,415	265,417
Prepaid expenses and other assets	6,077	5,099
Income taxes recoverable	1,306	5,297
	563,541	490,680
Property, Plant and Equipment (Note 5)	110,512	109,039
Deferred Financing Charges	4,962	6,177
Goodwill (Notes 2 and 3)	2,709	15,123
Future Income Tax Assets (Note 10)	10,698	12,653
Other Assets (Note 6)	3,172	3,197
	$ 695,594	$ 636,869
Liabilities and Shareholders' Equity		
Current		
Bank indebtedness (Note 7)	$ 21,141	$ —
Accounts payable and accrued liabilities	188,585	162,180
Income taxes payable	2,487	165
	212,213	162,345
Long-Term Debt (Note 8)	212,602	214,105
Pensions and Benefits (Note 14)	9,590	9,242
Future Income Tax Liabilities (Note 10)	8,749	4,459
	443,154	390,151
Contingencies and Commitments (Note 15)		
Shareholders' Equity		
Preferred shares (Note 11)	30,000	30,000
Shareholders' equity (Note 11)	222,440	216,718
	252,440	246,718
	$ 695,594	$ 636,869

On Behalf of the Board,

(signed) A. C. Thorsteinson
Director

(signed) Carl R. Fiora
Director

162

Consolidated Statements of Earnings and Retained Earnings

For the years ended December 31 ($000 except per share data)	2002	2001	2000
Revenues	$ 1,403,275	$ 1,402,509	$ 1,530,978
Cost of sales and operating expenses	1,332,864	1,351,888	1,464,836
Earnings before the following	70,411	50,621	66,142
Restructuring costs (Note 3)	2,749	2,400	—
Foreign exchange (gain) loss (Note 12)	(261)	1,383	—
Debt repurchase costs	—	391	—
Interest expense – net (Note 9)	20,324	23,017	23,849
Loss on sale of business (Note 4)	—	6,000	—
Acquisition costs (Note 3)	—	1,688	—
Earnings before income taxes	47,599	15,742	42,293
Provision for income taxes (Note 10)	18,363	7,134	18,393
Net earnings for the year	29,236	8,608	23,900
Retained Earnings –			
Dividends on preferred shares	(2,250)	(2,250)	(2,250)
Earnings available to common shareholders	26,986	6,358	21,650
Dividends on common shares	(6,466)	(7,596)	(5,854)
Amount related to common shares purchased for cancellation	—	—	(8,944)
Retained earnings, beginning of the year	100,461	101,699	76,182
Goodwill impairment (Note 2)	(15,123)	—	—
Adjustment for income taxes (Note 2)	—	—	18,665
Retained earnings, end of the year (Note 11)	$ 105,858	$ 100,461	$ 101,699
Basic earnings per common share	$ 0.71	$ 0.17	$ 0.53
Diluted earnings per common share	$ 0.68	$ 0.17	$ 0.53

Consolidated Cash Flow Statements

For the years ended December 31 ($000)	2002	2001	2000
Operating activities			
Net earnings for the year	$ **29,236**	$ 8,608	$ 23,900
Depreciation and amortization	**15,192**	14,663	14,245
Future income taxes	**8,708**	3,503	15,449
Loss (gain) on sale of fixed assets	**26**	(113)	455
Restructuring costs	**2,749**	2,400	—
Foreign exchange (gain) loss	**(261)**	1,093	—
Debt repurchase costs	—	391	—
Loss on sale of business	—	6,000	—
Acquisition costs	—	1,688	—
Cash from operating activities before working capital	**55,650**	38,233	54,049
Changes in non-cash working capital items			
Accounts receivable	**(210)**	69,182	(17,277)
Inventories	**(55,841)**	36,772	(28,558)
Accounts payable and accrued liabilities	**23,926**	(46,328)	(3,802)
Current income taxes	**3,919**	(4,397)	(9,919)
Other	**(923)**	(323)	274
Change in non-cash working capital	**(29,129)**	54,906	(59,282)
Cash from (used in) operating activities	**26,521**	93,139	(5,233)
Financing activities			
Increase (decrease) in bank borrowing	**21,141**	(38,441)	15,964
Dividends on common shares	**(6,466)**	(7,596)	(5,854)
Dividends on preferred shares	**(2,250)**	(2,250)	(2,250)
Repurchase of long-term debt	—	(14,808)	—
Issue (purchase) of common shares	**253**	—	(39,444)
Deferred financing costs	**(14)**	(29)	(577)
Cash from (used in) financing activities	**12,664**	(63,124)	(32,161)
Investing activities			
Purchase of fixed assets	**(12,768)**	(8,152)	(13,020)
Proceeds on sale of fixed assets	**2,328**	255	108
Purchase of businesses (Note 3)	**(21,406)**	(25,288)	(4,500)
Proceeds on sale of businesses (Note 4)	—	10,397	—
Proceeds from assets held for sale	—	—	42,335
Other	**578**	1,001	1,426
Cash from (used in) investing activities	**(31,268)**	(21,787)	26,349
Increase (decrease) in cash	**7,917**	8,228	(11,045)
Cash, beginning of the year	**17,151**	8,923	19,968
Cash, end of the year	$ **25,068**	$ 17,151	$ 8,923

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1. Summary of Significant Accounting Policies

a) **Principles of consolidation** The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company. The reporting currency is Canadian dollars unless otherwise noted. All material inter-company balances, transactions and profits have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 16.

b) **Inventories** Inventories are recorded at the lower of cost and net realizable value. Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.

c) **Property, plant, equipment and depreciation** Property, plant, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives. The rates used are 20 years for buildings, 10 years for machinery and equipment, 2 to 5 years for computer equipment and over the lease term for leasehold improvements. Depreciation expense was $13,973,000 in 2002 (2001: $12,993,000; 2000: $11,863,000).

d) **Deferred financing charges and amortization** Costs incurred that relate to financing are deferred and amortized over the period of the related financing. Deferred financing charges are recorded at cost less accumulated amortization. Amortization of deferred financing charges was $1,219,000 in 2002 (2001: $1,243,000; 2000: $1,314,000).

e) **Goodwill and amortization** Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired. Goodwill on acquisitions subsequent to July 1, 2001 is not amortized but is subject to an annual permanent impairment test (see Note 2). Goodwill on acquisitions prior to July 1, 2001 was amortized on a straight-line basis over a period not exceeding 40 years or written down when there has been a permanent impairment in value. Effective January 1, 2002 all goodwill ceased to be amortized and is subject to an annual permanent impairment test. Amortization recorded in 2001 was $427,000 and in 2000 was $1,068,000. For 2000 goodwill was amortized over a period not exceeding 20 years.

f) **Pensions** The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Aggregate gains and losses are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach. The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.

g) **Income taxes** The Company uses the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company adopted the new Canadian accounting standards for income taxes effective January 1, 2000 (see Note 2).

h) **Foreign currency translation** The accounts of foreign subsidiaries are translated into Canadian dollars at the noon spot rates in effect at the balance sheet date. For 2002, the U.S. dollar published exchange rate was 1.5796 (2001: 1.5926). Revenues and expenses are translated at the average rate of exchange for the year. For 2002, the U.S. dollar published average exchange rate was 1.5703 (2001: 1.5489). The resulting gains or losses are accumulated as a separate component of shareholders' equity.

Effective January 1, 2001, the Company adopted the new Canadian accounting standards on foreign currency translation and accordingly, exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 2). Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company's net investment in foreign subsidiaries are included in the separate component of shareholders' equity.

i) **Earnings per share** Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding. The weighted average number of common shares for 2002 was 38,024,034 (2001: 37,981,501; 2000: 41,068,870). After the effect of an adjustment for stock options, the diluted weighted average number of common shares for 2002 was 39,972,976 (2001: 38,443,168; 2000: 41,068,870).

j) **Stock-based compensation** In 2001, the Company adopted the new accounting standards for stock-based compensation and other stock-based payments. The Company has chosen to account for the employee stock-based compensation plans using

165

the intrinsic value-based method as allowed by the new standard. As required by the standard, pro forma net income and earnings per share have been provided as if the fair value-based accounting method had been used (see Note 11).

k) **Revenue recognition** Revenue is recognized when the goods are shipped to the customer. Revenue on certain sales in the energy segment, where the Company acts as an agent, is presented on a net basis.

l) **Derivative financial instruments** The Company uses foreign exchange contracts to manage foreign exchange risk on certain committed cash outflows. Realized and unrealized foreign exchange gains and losses not designated as a hedge are included in income. Derivatives are not entered into for speculative purposes and the use of derivative contracts is governed by documented risk management policies.

m) **Use of estimates** The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. In particular, provisions for environmental cleanup costs of previously discontinued operations, inventories, accounts receivable and other contingencies represent management's best estimates. Actual results could differ from these estimates.

2. Change in Accounting Policies

a) Effective January 1, 2002, the Company adopted the entire provisions of the new Canadian accounting standard for goodwill and other intangibles. Under this standard, goodwill is no longer amortized but is subject to an impairment test at least annually. As required by the standard, the Company has performed a transitional goodwill impairment evaluation based on discounted cash flows in each reporting unit as at January 1, 2002. The transitional impairment loss of $15,123,000 as a result of this evaluation has been charged to retained earnings at January 1, 2002.

The following table presents the impact on comparative net earnings and earnings per share had the new standard been in effect January 1, 2000.

($000, except per share data)	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
Net earnings as reported	$ 8,608	$ 23,900
Goodwill amortization	427	1,068
Net income adjusted	9,035	24,968
Basic and diluted earnings per share – as reported	$ 0.17	$ 0.53
Basic and diluted earnings per share – adjusted	$ 0.18	$ 0.55

b) Effective July 1, 2001, the Company adopted the new accounting standard for business combinations. The Company has applied this new standard in its acquisitions subsequent to July 1, 2001 (see Note 3) and the goodwill generated from these acquisitions was not amortized as required by the transitional provisions of the goodwill standard.

c) Effective January 1, 2001, the Company adopted the new Canadian accounting standards for earnings per share, foreign currency translation and stock-based payments. Under the new earnings per share standard, the treasury stock method is used for determining the dilutive effect of stock options issued. Under the new accounting standard for foreign currency translation, foreign exchange gains and losses on long-term debt are no longer deferred and amortized. The new accounting standard on stock-based compensation permits the intrinsic value-based method of accounting for stock-based compensation. The implementation of these standards does not have a material effect on the Company's results of operations, financial position or cash flows.

d) Effective January 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided under the new Canadian accounting standards. Under the liability method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company elected to adopt these standards retroactively without restatement. The cumulative effect of adopting the standard was an increase in net tax assets of $17,767,000, cumulative translation adjustment of $898,000 and retained earnings of $18,665,000 as of January 1, 2000.

166

3. Business Acquisitions

a) Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash. This acquisition is intended to strengthen the existing Bahcall operations in Wisconsin and has led to the restructuring of these operations. Costs associated with the restructuring of the Williams Steel location of $0.2 million were included in goodwill.

Effective March 1, 2002, the Company purchased the operations and the fixed assets of Arrow Steel Processors, a coil processor of customer owned material located in Texas for $4.4 million cash.

Effective October 15, 2001, the Company purchased 100% of the shares of A. J. Forsyth and Company Limited, a Canadian service center operation located in British Columbia, for cash consideration of $22.0 million and assumed bank debt of $13.9 million. The acquisition was made to strengthen the B.C. Region and led to the restructuring of the B.C. service center operations. Costs of $1.2 million associated with the restructuring of the A. J. Forsyth locations were included in goodwill on acquisition, which totaled $7.6 million.

Effective August 16, 2001, the Company purchased 100% of the shares of Spartan Steel Products, Inc., a U.S. distributor of energy sector pipe, for cash consideration of $3.0 million and assumed bank debt of $3.3 million.

Effective October 9, 2001, the Company purchased 100% of the shares of 1377804 Ontario Inc., a Canadian service center operation located in Ontario, for cash consideration of $255,000.

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta distributor of oil country tubular goods, for $4.5 million cash and assumed bank debt of $5.3 million. Additional amounts under an earnout based on results may be paid over five years and will be incremental to goodwill. The additional amount related to 2002 is $nil (2001: $102,000; 2000: $509,000).

These acquisitions have been accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.

Net assets acquired, at assigned values at acquisition dates:

($000)	**2002**	2001	2000
Accounts receivable	$ **4,110**	$ 12,323	$ 16,503
Inventories	**8,567**	15,945	4,587
Fixed assets	**6,273**	16,693	53
Other assets	**54**	510	12
Goodwill	**2,680**	8,321	3,000
Total assets	**21,684**	53,792	24,155
Accounts payable and accrued liabilities	**(346)**	(8,203)	(14,385)
Future income taxes	**68**	(3,181)	—
Net identifiable assets	**21,406**	42,408	9,770
Bank debt assumed	**—**	(17,120)	(5,270)
Net assets acquired	$ **21,406**	$ 25,288	$ 4,500

The tax deductible portion of goodwill is $2.7 million (2001: $0.8 million; 2000: $nil).

In May 2001, the Company announced that it had been unsuccessful in finalizing an agreement for the acquisition of a U.S. service center operation. The due diligence process and legal expenses resulted in a write-off of costs of $1.7 million.

b) In 2002, costs of restructuring the Bahcall locations, including the closure of the Waukeshau location and employee terminations, of $3.1 million have been charged to income.

In 2001, the costs of restructuring the Russel Metals B.C. locations of $2.4 million have been charged to income. During 2002, $0.4 million of this provision, not required for restructuring, was included in income.

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($000)		2002		2001
Restructuring – Russel Metals B.C. operations	$	**(392)**	$	2,400
Restructuring – Bahcall operations		**3,141**		—
Restructuring costs	$	**2,749**	$	2,400

4. Divestitures

Divestitures include the sale of the inventory and fixed assets of Total Distributors, the Company's Tulsa-based energy sector operation for cash of $9.6 million on June 15, 2001. This sale resulted in a loss on sale of business of $6.0 million.

5. Property, Plant and Equipment

($000)		2002				2001		
		Cost		**Net**		Cost		Net
Land and buildings	$	**73,983**	$	**43,008**	$	71,157	$	41,948
Machinery and equipment		**163,044**		**56,686**		153,647		56,601
Leasehold improvements		**25,777**		**10,818**		24,933		10,490
	$	**262,804**	$	**110,512**	$	249,737	$	109,039

6. Other Assets

Other assets includes a demand loan to an officer at interest rates prescribed by tax authorities for the purchase of Company shares in the amount of $710,820 (2001: $741,670). Repayment of these loans is not tied to the value of the underlying stock and qualifies for asset treatment.

7. Revolving Credit Facilities

The Company has a credit facility with a syndicate of banks which provides a line of credit to a maximum of $253.8 million, including letters of credit. The Company has extended the facility to June 19, 2005. Borrowings under this facility are restricted by certain financial covenants with which the Company was in compliance at December 31, 2002. The obligations of the Company under this Agreement are secured by a pledge of trade accounts receivable and inventories of a significant portion of the Company's operations. At December 31, 2002 and 2001, the Company had borrowings of $5.8 million (2001: $nil) and letters of credit of $8.0 million (2001: $10.5 million) under this facility.

In addition, certain U.S. subsidiaries of the Company have their own credit facility. The maximum borrowing under this facility is US $35.0 million. At December 31, 2002, these subsidiaries had borrowings of US $11.8 million (2001: US $0.5 million) and letters of credit of US $5.6 million (2001: US $1.8 million).

8. Long-Term Debt

($000)		2002		2001
10% Senior Notes US $115.6 million due June 1, 2009	$	**182,602**	$	184,105
8% Subordinated Debentures due June 15, 2006		**30,000**		30,000
	$	**212,602**	$	214,105

a) **10% Senior Notes** During the year ended December 31, 2001, the Company repurchased US $9.4 million of the 10% Senior Notes for US $9.4 million in cash.

During 2002 and 2001, US $69.4 million of these are notes of Russel Metals Inc., legal entity, and have been designated as a hedge of the Company's net investment in foreign subsidiaries. The remaining US $46.2 million are notes of RMI USA LLC, a U.S. subsidiary of Russel Metals Inc.

The notes are redeemable, as units, in whole or in part, at the joint option of the Company and the U.S. Subsidiary, on or after June 1, 2004 at 105% of the principal amount, declining rateably to 100% of the principal amount on or after June 1, 2007. In addition, the notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes. The notes contain certain restrictions on the payment of common share dividends.

168

b) **8% Subordinated Debentures** The 8% Subordinated Debentures, which are unsecured and mature in June 2006, are redeemable at face value subject to certain conditions being met.

9. Interest expense

($000)	2002	2001	2000
Interest on long-term debt	$ **20,550**	$ 21,396	$ 21,533
Other interest (income) expense	**(226)**	1,621	2,316
	$ **20,324**	$ 23,017	$ 23,849

Total interest paid by the Company in 2002 was $20,298,000 (2001: $23,272,000; 2000: $23,654,000).

10. Income taxes

a) The non-current future income tax balances consist of:

($000)	2002	2001
Future income tax assets		
Tax benefits of loss carryforwards	$ **8,988**	$ 11,421
Plant and equipment	**1,677**	(2,481)
Pensions and benefits	**988**	2,999
Other timing	**3,362**	2,572
Unrealized foreign exchange charged to equity	**—**	3,638
Gross future income tax assets	**15,015**	18,149
Valuation allowance	**(4,317)**	(5,496)
Total future income tax assets	**10,698**	12,653
Future income tax liabilities		
Plant and equipment	**(5,930)**	(4,530)
Pension and benefits	**2,174**	—
Other timing	**(8,028)**	71
Unrealized foreign exchange charged to equity	**3,035**	—
Total future income tax liabilities	**(8,749)**	(4,459)
Net future income taxes	$ **1,949**	$ 8,194

b) The Company's effective income tax rate is derived as follows:

	2002	2001	2000
Average combined statutory rate	**39.0%**	41.9%	43.5%
Statutory tax rate changes	**—**	(2.4%)	0.9%
Large Corporation Tax	**0.5%**	2.8%	0.6%
Rate difference of U.S. companies	**(1.1%)**	4.1%	(0.7%)
Other	**0.2%**	(1.1%)	(0.8%)
Average effective tax rate	**38.6%**	45.3%	43.5%

c) The details of the income tax provision are as follows:

($000)	2002	2001	2000
Current provision	$ **9,655**	$ 3,631	$ 2,944
Future provision	**8,708**	3,881	15,089
Statutory rate adjustments	**—**	(378)	360
	$ **18,363**	$ 7,134	$ 18,393

d) Income taxes paid in 2002 were $5,942,000 (2001: $2,058,000; 2000: $3,838,000).

e) The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded that expire as follows:

($000)	Year of Expiry	Amount
	2004	$ 1,411
	2005	596
	2006	761
	2007	838
	2008	586
	2009	6

In addition, the Company has recorded a valuation allowance for timing differences of approximately $7.7 million (2001: $3.7 million).

11. Shareholders' Equity

a) The components of shareholders' equity are as follows:

($000)	**2002**	2001
Common shares	**$ 122,324**	$ 122,071
Retained earnings	**105,858**	100,461
Cumulative translation adjustment	**(5,742)**	(5,814)
	$ 222,440	$ 216,718

b) At December 31, 2002, the authorized share capital of the Company consists of:

(i) an unlimited number of common shares without nominal or par value;
(ii) an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and
(iii) an unlimited number of Class II preferred shares without nominal or par value, issuable in series.

The Company has 1,200,000 cumulative, redeemable Class II preferred shares, Series C with annual cash dividends of $1.875 per share payable in quarterly instalments authorized, issued and outstanding as of December 31, 2002 and 2001. This series of Class II preferred shares is non-voting and is redeemable at a price of $25 per share without condition.

The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

c) The number of common shares issued and outstanding at December 31 was as follows:

	Number of Shares	Amount ($000)
Balance, December 31, 2000 and 2001	37,981,501	$ 122,071
Stock options exercised	75,500	253
Balance, December 31, 2002	**38,057,001**	**$ 122,324**

During 2000, the Company purchased 7,143,935 shares pursuant to a substantial issuer bid and 2,384,000 shares pursuant to a normal course issuer bid. The stated capital has been removed from the common share account and the remainder charged to retained earnings.

The common shares purchased were cancelled.

d) The Company has a shareholder approved share option plan, the purpose of which is to provide the Directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company. The number of common shares that may be issued under the share option plan is 4,500,000. The options are exercisable on a cumulative basis to the extent of either 33⅓% or 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately. The consideration paid by employees for purchase of common shares is added to share capital.

170

The following is a continuity schedule of options outstanding:

	Number of Options		Weighted Average Exercise Price	
	2002	2001	**2002**	2001
Balance, beginning of the year	**2,293,600**	1,884,600	$ **3.97**	$ 4.45
Granted	**604,000**	629,000	**3.87**	3.06
Exercised	**(75,500)**	—	**3.35**	—
Expired	**(140,000)**	(220,000)	**4.54**	5.44
Balance, end of the year	**2,682,100**	2,293,600	$ **3.94**	$ 3.97
Exercisable	**1,651,600**	1,360,400	$ **4.21**	$ 4.39

The outstanding options at December 31, 2002 have exercise prices ranging from $3.00 to $6.375. These options expire in the years 2005 to 2012 and have a weighted average remaining contractual life of 7.7 years.

At January 1, 2001, the Company adopted the new accounting standard for stock-based compensation. As permitted by the standard, the Company has elected to account for stock options using the intrinsic value-based method.

Pro forma net earnings and earnings per share, as calculated under the fair value-based method are as follows:

($000 except per share data)	**2002**	2001	2000
Net earnings	$ **28,472**	$ 7,707	$ 22,862
Basic earnings per common share	$ **0.69**	$ 0.14	$ 0.50
Diluted earnings per common share	$ **0.66**	$ 0.14	$ 0.50

The Black Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:

	2002	2001	2000
Dividend yield	**5.0%**	5.0%	5.0%
Expected volatility	**39.6%**	41.8%	47.5%
Expected life	**7 yrs**	10 yrs	10 yrs
Risk free rate of return	**5.0%**	5.0%	5.0%
Weighted average fair value of options granted	$ **1.09**	$ 0.91	$ 1.19

12. Financial Instruments

a) **Fair value** The estimated fair value of long-term debt as at December 31, 2002 and 2001 is estimated based on the last quoted trade price, where they exist, or on the current rates available to the Company for similar debt of the same remaining maturities.

($000)	**2002**	2001
Long-term debt		
Carrying amount	$ **212,602**	$ 214,105
Fair value	**219,032**	217,458

As at December 31, 2002 and 2001, the estimated fair value of financial assets, liabilities and off balance sheet instruments approximates their carrying values.

b) **Credit risk** The Company, in the normal course of business, is exposed to credit risk from its customers. This risk is mitigated by the fact that its customer base is geographically diverse and in different industries. The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this risk by entering into forward contracts with Canadian chartered banks only.

c) **Interest rate risk** The Company is not exposed to significant interest rate risk. The Company's long-term debt is at fixed rates. The Company's bank debt that is used to finance working capital, which is short-term in nature, is at floating interest rates.

d) **Foreign exchange risk** The Company uses foreign exchange contracts to manage foreign exchange risk on certain future committed cash outflows. As at December 31, 2002, the Company had outstanding forward foreign exchange contracts in the amounts of US $3.0 million (2001: US $6.0 million) and €nil (2001: €0.4 million).

The Company has designated US $69.4 million of the Senior Notes and other U.S. borrowings as a hedge of its net investment in foreign subsidiaries. The exchange gains and losses on U.S. borrowing not designated as a hedge of its net investment are charged to income as incurred. This resulted in a foreign exchange gain of $261,000 (2001 loss: $1.4 million).

13. Segmented Information

The Company conducts business primarily in three metals business segments.

i) **Service center distribution** The Company's network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. The Company services all major geographic regions of Canada and selected regions in the United States.

ii) **Energy sector distribution** The Company's energy sector distribution operations carry a more specialized and limited product line than the service centers. These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States.

iii) **Steel import/export** The Company's steel import/export business primarily imports foreign steel products into Canada and the United States for sale to third party steel service centers and other customers.

The Company has segmented its operations on the basis of management reporting and geographic segments in which it operates.

a) **Results by business segment:**

($000)	2002	2001	2000
Segment Revenues			
Service center distribution	$ 750,878	$ 706,173	$ 804,043
Energy sector distribution	289,623	360,515	331,383
Steel import/export	348,055	321,454	385,355
	1,388,556	1,388,142	1,520,781
Other	14,719	14,367	10,197
	$ 1,403,275	$ 1,402,509	$ 1,530,978
Segment Operating Profits			
Service center distribution	$ 31,516	$ 19,352	$ 36,064
Energy sector distribution	13,612	18,406	15,317
Steel import/export	28,090	14,175	20,126
	73,218	51,933	71,507
Other income	5,732	6,177	2,876
Corporate expenses	(8,539)	(7,489)	(8,241)
	$ 70,411	$ 50,621	$ 66,142
Identifiable Assets			
Service center distribution	$ 312,999	$ 298,098	$ 297,702
Energy sector distribution	145,670	149,623	179,384
Steel import/export	162,776	112,941	144,725
Identifiable assets by segment	621,445	560,662	621,811
Assets not included in segments			
Cash	25,068	17,151	8,923
Income tax assets	12,004	17,950	22,027
Deferred financing charges	4,962	6,177	7,613
Other assets	3,172	3,197	5,198
Corporate and other operating assets	28,943	31,732	28,885
Total assets	$ 695,594	$ 636,869	$ 694,457

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b) **Results by geographic segment:**

($000)	**2002**	2001	2000
Segment Revenues			
Canada	**$ 991,821**	$ 941,105	$ 1,032,222
United States	**396,735**	447,037	488,559
	$ 1,388,556	$ 1,388,142	$ 1,520,781
Segment Operating Profits			
Canada	**$ 54,899**	$ 46,940	$ 64,604
United States	**18,319**	4,993	6,903
	$ 73,218	$ 51,933	$ 71,507
Identifiable Assets			
Canada	**$ 439,910**	$ 425,564	$ 451,583
United States	**181,535**	135,098	170,228
	$ 621,445	$ 560,662	$ 621,811

14. Pensions and Benefits

The Company maintains defined benefit pension plans, post retirement benefit plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States.

The components for the Company's pension and benefit expense include the following:

($000)	**2002**	2001	2000
Defined benefit pension plans			
Benefits earned during the year	**$ 1,399**	$ 1,237	$ 1,204
Interest cost on benefit obligation	**3,639**	3,469	3,332
Expected return on plan assets	**(3,333)**	(3,396)	(3,263)
Other	**208**	(110)	(194)
	1,913	1,200	1,079
Post retirement benefits	**390**	380	365
Defined contribution plans			
Paid during the year	**834**	522	764
	3,137	2,102	2,208
Related to discontinued operations	**(475)**	(498)	(505)
Pension and benefit expense	**$ 2,662**	$ 1,604	$ 1,703

The actuarial determinations were based on the following assumptions in each year:

	2002	2001	2000
Assumed discount rate – year end	**6.5%**	6.5%	7.0%
Expected long-term rate of return on plan assets	**7.0%**	7.0%	7.0%
Rate of increase in future compensation	**4.0%**	4.0%	4.0%
Rate of increase in future government benefits	**3.5%**	3.5%	3.5%

The health care cost trend rates used were 5% for dental and 9% (2001: 8%; 2000: 9%) graded out for medical, which is reduced 1% per year until 5% and 5% thereafter. A 1% change in trend rates would result in an increase in the accrued benefit obligation for post retirement benefits of $762,000 or a decrease of $661,000 and an increase in net periodic cost of $65,000 or a decrease of $55,000.

The following information pertains to the Company's defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

($000)	Pension Plans 2002	Pension Plans 2001	Other Benefit Plans 2002	Other Benefit Plans 2001
Reconciliation of accrued benefit obligation				
Balance, beginning of the year	$ 55,541	$ 49,831	$ 5,605	$ 5,297
Current service cost	1,399	1,237	44	36
Participant contribution	351	390	—	—
Interest cost	3,639	3,469	357	362
Benefits paid	(2,587)	(2,319)	(273)	(234)
Plan amendments	92	106	—	—
Actuarial (gain) loss	(3,627)	2,827	95	144
Balance, end of the year	$ 54,808	$ 55,541	$ 5,828	$ 5,605
Reconciliation of fair value of plan assets				
Balance, beginning of the year	$ 47,852	$ 48,824	$ —	$ —
Actual return of plan assets	(1,576)	(650)	—	—
Employer contributions	1,785	1,607	273	234
Employee contributions	351	390	—	—
Benefits paid	(2,587)	(2,319)	(273)	(234)
Balance, end of the year	$ 45,825	$ 47,852	$ —	$ —
Unamortized amounts				
Funded status – (deficit)	$ (8,983)	$ (7,689)	$ (5,828)	$ (5,605)
Unrecognized prior service cost	163	106	—	—
Unamortized net actuarial loss (gain)	5,534	4,425	(476)	(582)
Accrued benefit liability	$ (3,286)	$ (3,158)	$ (6,304)	$ (6,187)

As at December 31, 2002, five (2001: five) of the Company's pension plans, included in the previous table, had a projected benefit obligation of $42,814,000 (2001: $43,247,000), a fair value of plan assets of $37,186,000 (2001: $38,460,000) and an unfunded obligation of $5,628,000 (2001: $4,787,000).

Also at December 31, 2002, the Company has certain unfunded executive arrangements with an accrued benefit obligation of $4,524,000 (2001: $4,954,000).

The other benefit plans primarily represent obligations to retired employees of sold or closed businesses. Approximately 4.5% of all active employees are entitled to retirement benefits.

($000)	2002	2001
Defined contribution plans		
Fair value of plan assets		
Canadian plans	$ 5,142	$ 5,479
401(k) U.S. plans	17,273	20,249
	$ 22,415	$ 25,728

($000)	2002	2001
Plans in the process of being wound up		
Fair value of plan assets	$ 2,455	$ 15,048
Projected benefit obligation	—	(219)
Surplus	$ 2,455	$ 14,829

174

The plans in the process of being wound up relate to previously discontinued operations. The resolution of the surplus may result in sharing arrangements with employees of those operations. During 2002, the surplus in one of these plans was distributed to the employees and the Company.

As at December 31, 2002, approximately 37% of all pension plan assets were invested in equities, 37% in fixed income securities, and 26% in cash.

15. Contingencies and Commitments

a) The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses. In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company's financial position, cash flows or operations.

b) The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows: 2003: $10,108,000; 2004: $10,029,000; 2005: $7,415,000; 2006: $5,658,000; 2007: $4,224,000; 2008 and beyond: $11,091,000. Rental expense on operating leases were as follows: 2002: $9,753,000; 2001: $10,645,000; 2000: $12,741,000.

c) The Company is incurring site cleanup and restoration costs related to properties held for resale. Remedial actions are currently underway at several sites. The estimated costs of these cleanups have been provided for based on management's best estimates. Additional costs may be incurred at these or other sites, as site cleanup and restoration progress, but the amounts cannot be quantified at this time.

16. United States Generally Accepted Accounting Principles

The following table represents the material differences between Canadian and U.S. Generally Accepted Accounting Principles (GAAP):

($000)	**2002**	2001	2000
Net earnings for the year under Canadian GAAP	**$ 29,236**	$ 8,608	$ 23,900
Income taxes	**—**	(360)	360
Amortization of transitional obligation – pensions	**(561)**	(561)	(561)
Goodwill impairment – transitional loss	**(15,123)**	—	—
Net earnings – U.S. GAAP	**13,552**	7,687	23,699
Other comprehensive income items:			
Change in currency translation adjustment	**425**	(2,803)	(2,554)
Tax effect of change in currency translation adjustment	**(353)**	2,704	2,188
Minimum pension liability	**1,762**	(5,178)	(617)
Comprehensive earnings – U.S. GAAP	**$ 15,386**	$ 2,410	$ 22,716
Opening retained earnings and comprehensive earnings – U.S. GAAP	**$ 95,580**	$ 103,016	$ 97,348
Dividends on common shares	**(6,466)**	(7,596)	(5,854)
Dividends on preferred shares	**(2,250)**	(2,250)	(2,250)
Comprehensive earnings – U.S. GAAP	**15,386**	2,410	22,716
Amount related to common shares purchased for cancellation	**—**	—	(8,944)
Closing retained earnings and comprehensive earnings – U.S. GAAP	**$ 102,250**	$ 95,580	$ 103,016
Basic earnings per common share – U.S. GAAP	**$ 0.30**	$ 0.14	$ 0.52
Fully diluted earnings per common share – U.S. GAAP	**$ 0.29**	$ 0.14	$ 0.52

a) Effective January 1, 2000, the Company adopted the new Canadian accounting standards for accounting for income taxes. Canadian standards require an adjustment to income when changes in income tax rates have been substantively enacted. A proposed change in income tax rates resulted in a charge to income of $360,000 for the year ended December 31, 2000. As at December 31, 2000, this tax rate change had not been enacted as required by the U.S. standards. In 2001, this proposed change was enacted.

b) Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions, requires that the transitional obligation be amortized over the expected average service lives of the employee group rather than charged to retained earnings immediately as allowed under the Canadian standards. In addition, the U.S. standard requires the recognition of an additional minimum pension liability. Four of the Company's plans have a minimum liability, which has been charged to other comprehensive income under U.S. GAAP.

c) In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. The effect of adopting these standards is not materially different from the adoption of the Canadian standards (see Note 2) except that the transitional impairment loss is charged to earnings as a cumulative effect of a change in accounting principle under U.S. GAAP.

d) Other cumulative comprehensive income also includes changes in the cumulative translation account and the taxes thereon. This account represents a reduction in the Company's shareholders' equity and represents unrealized translation adjustments, which arise on the translation to Canadian dollars of foreign denominated assets and liabilities.

e) During 2002, FASB issued SFAS 145, Rescission of FASB statements No. 4, 44 and 64 and FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which are not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows. Also, during 2002, FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company plans to implement this standard for transactions entered into subsequent to December 31, 2002, and accordingly this new standard has not been used for recording the costs associated with restructuring the Williams Bahcall operations.

f) On January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities and the corresponding amendments under SFAS 138. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position or cash flows. During 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

17. Subsequent Event

In December 2003, the Company plans to relocate its flat rolled operation in Hamilton, Ontario to a new facility. The projected cost of the land, building and machinery is expected to be $29 million. The move to the new facility is not expected to disrupt the Company's operations.

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2002, including the notes thereto. Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import/export.



2002 was a year of contradictions in the steel sector, and was as unique as 2001, but for different reasons. Several factors contributed to the record $0.75 net earnings from operations before other costs of Russel Metals.

Summary

2001 was one of the toughest years the steel industry experienced with record steel mill and service center bankruptcy levels, declining prices and soft demand. Russel Metals was an exception in the industry, demonstrating the ability to remain profitable while at the same time making investments to advance its corporate objectives through prudent acquisitions, divestitures, and excellent working capital management.

2002 was a year of contradictions in the steel sector, and was as unique as 2001, but for different reasons. Several factors contributed to the record $0.75 net earnings from operations before other costs of Russel Metals. The North American dumping actions, coupled with the financial weakness of North American steel mills, led to an unprecedented 40% price increase in flatroll products, including plate. The supply side driven price increases were at odds with the demand side fundamentals, which remained static in 2002. The rapid price increases resulted in inventory holding gains and higher gross margin dollars per ton. In the case of Russel Metals, these higher per ton margins, despite the relatively flat demand, enabled the service center segment to generate stronger earnings than the previous year. In addition, the import/export operations experienced higher volumes and increasingly strong margins under the umbrella of the aforementioned higher steel prices.

Political uncertainty and merger and acquisition activity influenced energy sector exploration and development and caused weak drilling activity in 2002, despite very strong oil and gas prices. This decline in activity led to lower revenues, gross margins and operating profits in our energy sector distribution businesses.

Strong balance sheet management continued in 2002, which resulted in lower borrowings and lower interest expense. Inventories did climb in the import/export operations during the later months of the year due to strong activity in our import/export operations. These elevated inventory levels will be reduced during the first quarter of 2003.

177

The following analysis provides a more detailed discussion of our results of operations.

Results of Operations

The following table provides a summary of revenues, gross margins (revenue minus cost of sales) as a percentage of revenues and operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) for Russel Metals' operating segments. The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the 2002 Consolidated Financial Statements.

(in thousands of dollars, except percentages)	**2002**	2001	2000	**2002 Change as a % of 2001**	2001 Change as a % of 2000
Segment Revenues					
Service center distribution	**$ 750,878**	$ 706,173	$ 804,043	**6.3%**	(12.2%)
Energy sector distribution	**289,623**	360,515	331,383	**(19.7%)**	8.8%
Steel import/export	**348,055**	321,454	385,355	**8.3%**	(16.6%)
Other	**14,719**	14,367	10,197	**2.5%**	40.9%
	$ 1,403,275	$ 1,402,509	$ 1,530,978	**0.1%**	(8.4%)
Segment Operating Profits					
Service center distribution	**$ 31,516**	$ 19,352	$ 36,064	**62.9%**	(46.3%)
Energy sector distribution	**13,612**	18,406	15,317	**(26.0%)**	20.2%
Steel import/export	**28,090**	14,175	20,126	**98.2%**	(29.6%)
Other income	**5,732**	6,177	2,876	**(7.2%)**	114.8%
Corporate expenses	**(8,539)**	(7,489)	(8,241)	**(14.0%)**	9.1%
Earnings from operations	**$ 70,411**	$ 50,621	$ 66,142	**39.1%**	(23.5%)
Segment Gross Margins as a % of Revenues					
Service center distribution	**26.8%**	24.9%	24.3%		
Energy sector distribution	**13.1%**	13.9%	14.2%		
Steel import/export	**14.3%**	9.4%	9.8%		
Total	**21.3%**	19.0%	18.8%		
Segment Operating Profits as a % of Revenues					
Service center distribution	**4.2%**	2.7%	4.5%		
Energy sector distribution	**4.7%**	5.1%	4.6%		
Steel import/export	**8.1%**	4.4%	5.2%		
Earnings from operations	**5.0%**	3.6%	4.3%		

Service Center Distribution

a) **Description of operations** The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 42 Canadian and four U.S. locations. The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

178

In September 2002, the Company purchased the operating assets of a service center located in Milwaukee, Wisconsin formerly known as Williams Steel. This operation will add strength to the Russel Metals Bahcall operations. Williams Steel had sales of approximately $49 million for the year prior to the acquisition date. The acquisition is anticipated to be accretive to earnings in 2003. The Bahcall and Williams operations have substantially completed the process of restructuring which commenced during November 2002.

In October 2001, the Company purchased the shares of A. J. Forsyth and Company Limited, a service center operation with six locations in British Columbia and one in the Yukon. The A. J. Forsyth operations strengthen Russel Metals' operations within the British Columbia region. A. J. Forsyth had sales of approximately $66 million for the year prior to the acquisition date.

b) Factors affecting results

External –

- steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.
- demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.
- product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.
- trade sanctions initiated either by steel mills or the public sector in North America, and less directly worldwide.
- Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions and the manufacturing sector in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

Internal –

- the Company has a strong strategic network of branches across Canada, encompassing all provinces, thus declines in demand in one region may be countered by higher demands in other regions.
- many employees, including management, receive bonuses based on bottom line results; thus a portion of their compensation is variable and employees are motivated to maximize profitability.
- a large portion of the service center costs are fixed and are not reduced as volume declines, which can negatively impact results when demand weakens.
- the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses. The above average turns mean the Company is able to reduce the impact of price changes and stabilize its earnings stream, which results in stronger earnings in a downturn and compared to our competitors slightly lower earnings increases when prices increase.
- knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing and buying decisions.


Service Center
751

c) Service center segment results – 2002 compared to 2001 Revenues for 2002 increased 6.3% due to higher selling prices and acquisitions compared to 2001. Revenue increases were most significant in British Columbia region due to the acquisition of A. J. Forsyth in October 2001. Volume declines occurred in Alberta due to lower oil and gas activity and at our U.S. operation, Williams Bahcall, due to general lower customer demand in the Wisconsin region and customer facility closures. Increased revenues, from the acquisition of Williams Steel effective September 9, 2002, are offset by the sale of the Eagan, Minnesota location in October 2001.

The average selling price per ton was approximately 5% higher in 2002 compared to 2001. The average selling price started to increase during the second quarter of 2002, reflecting price increases implemented by the North American steel mills. The average selling price plateaued in the last half of 2002.

179

Gross margins improved from 24.9% for 2001 to 26.8% for 2002, mainly a result of rising selling prices during 2002 and inventory holding gains. Gross margins decreased in the fourth quarter of 2002 and the Company expects them to decrease further in 2003.


Service Center
Operating Profits
31.5

Service center operating profits for 2002 increased by 62.9% compared to 2001. This increase is a result of selling price increases and corresponding higher gross margins, and the acquisition of A. J. Forsyth. Operating expenses for 2002 were $13.6 million, or 8.7% higher than 2001. Approximately $10.2 million of the increase in operating costs relates to the British Columbia region due to the acquisition of A. J. Forsyth.

Operating profits as a percentage of revenues for 2002 were 4.2%, a significant improvement over 2001 at 2.7% in one of the weakest years on record for the industry.

d) **Service center segment results – 2001 compared to 2000** Revenues for 2001 decreased 12.2% due to lower volume and selling prices. Volume declines were most significant in British Columbia due to weaker demand in the pulp and paper industry and Ontario due to weaknesses in the manufacturing sector. Alberta was the only region with increased volume due to the strength of the oil and gas industry. Excess inventory positions at both the mills and our competitors affected market pricing in the first half of 2001. Selling prices declined in all regions excluding Alberta with the most significant declines in British Columbia, Ontario and the U.S. operations of Bahcall. Selling prices for Alberta showed a slight improvement.


Service Center
EBIT to Sales
4.2
02

Gross margins improved from 24.3% in 2000 to 24.9% in 2001. By maintaining lower inventory levels than our competitors, Russel Metals was able to capitalize on low-priced purchases resulting in gross margin improvements compared to 2000.

The recession affecting the U.S. Midwest resulted in significant losses at Bahcall during 2001. In an effort to reduce costs and minimize losses, the Company disposed of the inventory and fixed assets of the Eagan, Minnesota operation for book value in October 2001.

Service center operating profits for the year ended 2001 decreased by 46.3% compared to 2000. This decline was a result of the significant volume and selling price declines. Operating expenses for 2001, adjusted for expenses of A. J. Forsyth in 2001, were $6.6 million, or 4.1% lower than 2000.

Operating profits as a percentage of revenues for 2001 were 2.7% compared to 4.5% for 2000 due to operating expenses not declining as significantly as revenues, a result of the significant portion of operating expenses being fixed.

Energy Sector Distribution


Energy Sector
Revenues
290
02

a) **Description of operations** These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from five Canadian and two U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories. The energy sector operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

In August 2001, the Company purchased Spartan Steel, a pipe distributor in the midwest and southern United States. The Spartan operations complement the Pioneer Pipe business. Spartan had sales of approximately US $15 million for the year prior to the acquisition date.

In June 2001, the Company sold the operations of Total Distributors Supply Corporation, its U.S. operation serving the petrochemical and heat exchanger industries. The decision to sell the Total Distributors' assets was based on the significant losses that had occurred in this operation due to the very competitive heat exchanger tubing market it served.


Energy Sector
13.6

b) **Factors affecting results**

External –

- affected by economic cycles.
- significantly affected by oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada.
- Canadian operations affected by U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars.
- pricing is influenced by overall demand and by product availability.
- trade sanctions initiated either by steel mills or the public sector in North America.

Internal –

- low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.
- employees' compensation is highly variable as it is based on profits, allowing the Company to be profitable throughout the cycle.


Energy Sector
EBIT to Sales
4.7

c) **Energy sector distribution results – 2002 compared to 2001** Energy sector revenues decreased 19.7% for 2002 compared to 2001. Lower rig activity for 2002 compared to 2001 has resulted in volume declines for the oil country tubular operations in Western Canada and the United States. Although oil pricing is comparable to 2001 levels, the consolidation of some large players and the restructuring to income trusts have impacted investment in capital and contributed to lower drilling levels in 2002.

Comco Pipe, which distributes pipe, valves and fittings to other fluid handling industries as well as the energy sector, had increased revenues of 28.9% in 2002 compared to 2001. Comco Pipe's revenue is more project oriented and as such is not as dependent on drilling levels.

Energy sector operating profits declined $4.8 million, or 26.0%, in 2002 compared to 2001. The decline is related to the drop in volume in the oil country tubular goods operations, partially offset by increased operating profits at Comco Pipe due to higher volumes from large projects.

d) **Energy sector distribution results – 2001 compared to 2000** Energy sector revenues increased 8.8% for 2001 compared to 2000. The increase in revenue for the businesses excluding Total Distributors, which was divested in June 2001, is 13.7%. Approximately 60% of the revenue increase relates to the acquisition of Triumph Tubular effective September 1, 2000 and Spartan Steel effective August 15, 2001. The strong oil and gas prices experienced through the first three quarters of 2001 resulted in higher volumes in 2001 compared to 2000 for the other businesses. The oil country tubular operations in Western Canada and Western United States both had significant declines in volume during the fourth quarter of 2001 due to general economic uncertainty, a late winter freeze and weaker oil and gas pricing.

Energy sector operating profits improved by 20.2% in 2001 compared to 2000. Total Distributors, our U.S. operation serving the petrochemical and the heat exchanger industries, was sold in June 2001, which had a negative impact on revenue; however, it positively impacted operating profits. The operating profits increased 1.3% for the businesses, excluding Total Distributors' losses from each year. The operating profits for the first nine months of 2001 were stronger than those for the same period in 2000; however, the fourth quarter was significantly lower than the fourth quarter of 2000 as drilling activity declined.

Steel Import/Export

a) **Description of operations** Russel Metals' steel import/export business primarily imports foreign steel products into Canada and the United States. It also exports steel from Canada and the United States. The international presence provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

181

The main steel products sourced by the import/export operations are structural beam, heavy-wall plate, heavy-wall coils, pipe and tubing. The operations in this sector are Wirth Steel and Sunbelt Group.

Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas. Arrow had sales of approximately US $2 million for the year prior to the acquisition date. Arrow Steel provides processing to Sunbelt as well as other customers.



Steel Import/Export
Revenues
348
02

b) Factors affecting results

External –

- trade sanctions initiated either by steel mills or the public sectors in North America.
- mill capacity by product line in North America.
- Canadian operations affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars.
- steel pricing is influenced by overall demand and by product availability both domestically and worldwide.
- demand is affected by economic cycles.
- supply side management practiced by steel producers in North America and international supply and demand, which impacts steel imports and significantly affects product availability.



Steel Import/Export
28.1

Internal –

- operating costs are variable with volume, since inventory is stored in public warehouses and employees are significantly compensated based on earnings.
- inventory is sourced throughout the world, including North America, providing flexibility for sourcing supply.

c) Steel import/export results – 2002 compared to 2001 Steel import/export revenues increased 8.3% in 2002 compared to 2001. A decline in revenue was experienced during the first quarter of 2002 compared to the first quarter of 2001, when uncertainty existed related to the resolution of the U.S. and Canadian trade rulings. The U.S. made its ruling in March 2002, while the Canadian Safeguard initiative is still under review. This resulted in increased steel pricing. Revenues during the remainder of 2002 were significantly higher than 2001 due to a slight improvement in customer demand and higher selling prices.

Steel price increases initiated by North American steel mills contributed to higher selling prices resulting in a stronger gross margin of 14.3% for 2002 compared to 9.4% for 2001. The gross margin as a percentage of revenue of 14.3% for 2002 is higher than normal and is expected to decline in 2003.



Steel Import/Export
8.1

Steel import/export operating profits increased 98.2% to $28.1 million for 2002 compared to 2001. The increase is mainly related to higher gross margin. This higher gross margin resulted in operating profits as a percentage of revenues of 8.1% for 2002 compared to 4.4% for 2001.

d) Steel import/export results – 2001 compared to 2000 Steel import/export revenues decreased 16.6% for 2001 compared to 2000. The oversupply of carbon products in North America and the weakness in demand at the service center level impacted 2001 revenues. Volumes and selling prices for 2001 were lower than 2000.

Steel import/export operating profits decreased by 29.6% in 2001 compared to 2000. The lower volume was the most significant contributor to this; however, a bad debt write-off of $1.3 million related to a large U.S. service center which filed for Chapter 11 also impacted expenses for 2001.

182

Other – 2002 compared to 2001 and 2000

Other revenue and income represents the results of Thunder Bay Terminals, our coal handling terminal in Thunder Bay. Revenue for 2002 was 2.5% higher than 2001 due to increased volumes of coal handled. The revenues in 2001 had increased 40.9% compared to 2000. Operating profits for 2002 at $5.7 million are slightly less than 2001; however, 2002 and 2001 represent a significant increase over 2000, which is attributable to higher volumes handled. Approximately 37% of the 2002 revenues were a result of a short-term contract with one large customer. Revenues for 2003 may vary based on renewing this contract.

Consolidated Results – 2002 compared to 2001

Earnings from operations were $70.4 million, an increase of 39.1% compared to 2001 at $50.6 million. This increase in operating profits for 2002 relates to higher volumes and margins in service center and import/export operations offset by lower volumes in the energy operations. Consolidated revenues for 2002 approximate revenues for 2001.

During the second quarter of 2001, the Company reported a number of items that are not representative of the Company's ongoing business and thus were disclosed separately. The loss on sale of business related to the sale of the inventory and fixed assets of Total Distributors and the acquisition costs related to the cost of due diligence and legal expense of an unsuccessful acquisition attempt. These items are referred to as unusual items.

The following table discloses earnings from ongoing operations net of income taxes, other costs net of income taxes and unusual items net of income taxes. Earnings per common share are also disclosed to assist the reader in determining results from ongoing operations.


70.4

(in thousands of dollars except per share data)	2002	2001	2000
Earnings from operations	$ **70,411**	$ 50,621	$ 66,142
Interest expense	**(20,324)**	(23,017)	(23,849)
Income tax expense on above	**(19,340)**	(11,503)	(18,033)
Income tax rate adjustment	—	378	(360)
Earnings before other costs and unusual items	**30,747**	16,479	23,900
Other Costs			
Restructuring costs	**(2,749)**	(2,400)	—
Foreign exchange gain (loss)	**261**	(1,383)	—
Debt repurchase costs	—	(391)	—
Income taxes recoverable on other costs	**977**	1,627	—
	(1,511)	(2,547)	—
Earnings before unusual items	**29,236**	13,932	23,900
Unusual items			
Loss on sale of business	—	(6,000)	—
Acquisition costs	—	(1,688)	—
Income taxes recoverable on unusual items	—	2,364	—
	—	(5,324)	—
Net earnings	$ **29,236**	$ 8,608	$ 23,900
Basic earnings per common share before other costs and unusual items	$ **0.75**	$ 0.37	$ 0.53
Basic earnings per common share before unusual items	$ **0.71**	$ 0.31	$ 0.53
Basic earnings per common share	$ **0.71**	$ 0.17	$ 0.53

183

The acquisition of Williams Steel was completed in September 2002. Similar to the acquisition of A. J. Forsyth in 2001, the Williams Steel operation was a strategic acquisition and the rationalization of the Williams Steel and Bahcall operations is expected to strengthen the Wisconsin operations. Williams Steel had one large operation in Milwaukee, which serviced most of Wisconsin and other nearby states. The restructuring with Bahcall will result in the closure of the Bahcall location near Milwaukee in the first quarter of 2003. The closing of this location as well as employee terminations related to eliminating duplicate functions has been estimated to cost $3.1 million, pre-tax. The first steps in the plan commenced in November 2002. The cost of restructuring the Williams Bahcall operations was anticipated at the time of acquisition.

The 2001 reserve, which provided for the restructuring of A. J. Forsyth with the Russel Metals operation in British Columbia, was reduced in the fourth quarter of 2002 by $392,000, pre-tax. The restructuring related to all operations other than those on Vancouver Island have been completed, and facility closure costs were less than originally anticipated.

During 2002, the Company recorded a foreign exchange gain of $0.3 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries. The movement in the Canadian dollar against the U.S. dollar caused the gain for 2002 versus the loss for 2001.

Consolidated interest expense decreased $2.7 million to $20.3 million for 2002 compared to 2001. This decrease is due to lower borrowing levels to fund working capital and lower U.S. denominated debt in 2002 due to the purchases of US $9.4 million of the U.S. Note in September and October 2001. The majority of the interest expense relates to the fixed term 10% Senior Notes and, therefore, no benefit was experienced from lower prime borrowing rates available through the bank credit facility.

Income taxes for 2002 were $18.4 million compared to $7.1 million for 2001. This dollar increase relates to higher operating earnings before tax for 2002 compared to 2001 and the unusual items recorded in 2001.

Basic earnings per share for 2002 was $0.71 compared to $0.17 for 2001. Earnings per share before other costs and unusual items was $0.75 for 2002 compared to $0.37 in 2001.

The weighted average number of common shares outstanding for 2002 was 38,024,034 compared to 37,981,501 for 2001. The increase relates to stock options exercised. The number of common shares outstanding at December 31, 2002 is 38,057,001.

Consolidated Results – 2001 compared to 2000

Earnings from operations were $50.6 million, a decline of 23.5% from $66.1 million in 2000. The lower volumes and selling prices in the service center and import/export operations were partially offset by increased volumes in the energy sector. In addition, Thunder Bay Terminals had a very strong year. Consolidated revenues for the entire Company decreased by 8.4%, to $1,402.5 million, in 2001 compared to 2000.

The acquisition of A. J. Forsyth in October 2001 was completed to strengthen the Russel Metals' operations in British Columbia. The cost of restructuring the Russel Metals' operations, including employee termination costs, relocation of equipment and closure of plants, was estimated at $2.4 million, based on the plan prepared by management. The first steps in the plan commenced in December 2001. The cost of restructuring the A. J. Forsyth operations was anticipated at the time of acquisition.

During 2001, the Company recorded a foreign exchange loss of $1.4 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries.

Debt repurchase costs relate to the repurchase of US $9.4 million of 10% Senior Notes in 2001. This cost includes $0.3 million for the write-off of deferred issue costs recorded at the time of the issue of the Senior Notes.

In June 2001, the Company sold the inventory and fixed assets of Total Distributors, its Tulsa-based energy sector operation, for cash of $9.6 million. This transaction resulted in a pre-tax operating loss on the sale of the business of $6.0 million. The decision to sell these assets below book value was based on the significant losses that had occurred in this operation due to the very competitive heat exchanger tubing market it served.

In May 2001, the Company announced that it had been unsuccessful in finalizing an agreement for the acquisition of a U.S. service center operation. The due diligence process and legal expenses resulted in a write-off of costs of $1.7 million.

Consolidated interest expense decreased $0.8 million to $23.0 million for 2001 compared to 2000. This decrease is due to lower debt outstanding offset by higher exchange rates on U.S. denominated long-term debt for 2001 compared to 2000. The majority of the interest expense relates to the fixed term 10% Senior Notes and, therefore, no benefit was experienced from lower prime borrowing rates available through the bank credit facility.

Income taxes for 2001 were $7.1 million compared to $18.4 million for 2000. This decrease relates primarily to lower earnings. In the second quarter of 2001, the Company recorded income taxes recovered of $0.4 million relating to an Ontario tax rate adjustment enacted in 2001, applicable to timing differences on the balance sheet.

Basic earnings per share for 2001 was $0.17 compared to $0.53 for 2000. Earnings per share before other costs and unusual items was $0.37 for 2001 compared to $0.53 in 2000.

The weighted average number of common shares outstanding for 2001 was 37,981,501 compared to 41,068,870 for 2000. The reduction relates to common shares purchased under a substantial issuer bid on March 31, 2000 and under normal course issuer bids during 2000.


20.3

Interest Expense

The following table shows the components of interest expense.

(in thousands of dollars)	**2002**	2001	2000
Interest on long-term debt	**$ 20,550**	$ 21,396	$ 21,533
Other interest (income)	**(226)**	1,621	2,316
Total interest	**$ 20,324**	$ 23,017	$ 23,849

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The Company currently has no floating rate long-term debt. The decrease in the long-term debt interest relates to lower interest costs due to the repurchase of 10% Senior Notes in 2001 offset by higher foreign exchange on the U.S. denominated debt interest of approximately $0.2 million. In September and October 2001, the Company used cash on hand to repurchase US $9.4 million of Senior Notes.

The Company had cash on hand and no short-term borrowings for most of 2002, resulting in net interest income of $0.2 million. The Company experienced a lower cash on hand position during the fourth quarter of 2002 due to increased working capital caused by price increases in steel inventory, higher revenues and the acquisition of Williams Steel.


4.2

Coverage Ratio

Russel Metals' interest coverage ratio for 2002 improved to the best ratio experienced in the last ten years and is significantly higher than 2001 and 2000 due to the higher earnings from operations and lower interest expense. The Company's ability to meet interest payments for the next two years remains strong. The coverage ratios set forth below are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring costs and foreign exchange gain (loss) and, for 2001, debt repurchase costs and unusual items.

Coverage Ratio

(in thousands of dollars, except ratios)	**2002**	2001	2000
EBITDA, as adjusted	**$ 85,603**	$ 65,284	$ 80,387
Interest expense	**20,324**	23,017	23,849
Coverage ratio	**4.2x**	2.8x	3.4x

Accounting Policies and Estimates

a) **Goodwill** The Company adopted the Canadian Institute of Chartered Accountants' new accounting standard for goodwill and other intangible assets effective January 1, 2002. Goodwill on acquisitions is not amortized but is subject to an impairment test. Under the new standard, all goodwill is subject to an initial impairment test as of January 1, 2002 and generally annually thereafter.

The Company's initial impairment test as of January 1, 2002 indicated that the value of the goodwill was less than its carrying value in each reporting unit containing goodwill. The impairment loss of $15.1 million has been charged to opening retained earnings as at January 1, 2002.

Under the previous standard, the Company was required to write down goodwill when there was a permanent impairment in value based on a recoverability test using undiscounted cash flows. The new standard requires a "point in time" evaluation of goodwill at the reporting unit level. The initial evaluation of goodwill required at January 1, 2002, was at a point when the sector of the economy that the Company services and the steel industry were depressed. The Company's evaluation of goodwill at the various reporting units required assumptions on the impact of the safeguard actions on imported steel in the U.S. and Canada, the effect of the softwood lumber tariffs on the British Columbia market, how oil and gas pricing would impact drilling, and the general economy. These factors significantly influence operations on a discounted cash flow basis, even though the Company believes these operations will contribute positively to its results subsequent to January 1, 2002.

The acquisition of Williams Steel in September 2002 resulted in goodwill of $2.7 million.

b) **Other** The preparation of the Company's financial statements requires management to make estimates and judgements that affect the reported amounts. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, fixed asset lives, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's most significant assets consist of accounts receivable and inventory. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company reviews its inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value. Inventory reserves or write downs are recorded if required.

The Company continues to use the intrinsic value-based method for stock-based compensation. If the Company had adopted the fair value-based accounting method effective January 1, 2002 and expensed stock options issued in 2002, the amount expensed would have been $136,000 or less than $0.01 per share. The Company has considered changing its policy to the fair value-based accounting method; however, since the change would not be material, the Company is waiting for the proposed new Canadian pronouncements to be finalized.

Capital Expenditures

Capital expenditures during 2002 were $12.8 million compared to $8.2 million in 2001. Russel Metals' capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems.

In 2002, capital expenditures of $5.3 million were incurred in the British Columbia region to consolidate the Russel Metals operations with the A. J. Forsyth operations primarily to expand the Vancouver location to consolidate both operations.

Depreciation expense was $14.0 million for 2002 and $13.0 million for 2001. Depreciation expense has increased in 2002 mainly related to assets acquired from the A. J. Forsyth acquisition in October 2001. It will increase slightly in 2003 due to the Williams Steel acquisition.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced in an economic downturn. The Company reduced working capital employed significantly over the five quarters to March 31, 2002 as economic conditions deteriorated in the steel sector. Revenue increased in the last half of 2002 and working capital employed by Russel Metals has also increased. The amount of cash used for additional working capital in 2002 was $29.1 million.

Inventory and accounts receivable represent 76.4% of total assets, at December 31, 2002, compared to 72.7% at December 31, 2001. The increase relates to the expansion of inventory and accounts receivable levels to support the increased revenues. Property, plant and equipment utilized in the operations of the Company are very stable and are not expected to vary significantly. During 2002 capital spending was less than depreciation expense. Acquisitions in 2002 added $6.3 million to fixed assets.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable and accounts payable of the U.S. operations. Assets purchased as part of the Williams Steel and Arrow Steel Processors acquisitions are also shown separately based on balances at the date of the transactions.

The Company's net cash position, cash less bank indebtedness, at December 31, 2002 is $3.9 million. This balance is approximately $13.2 million lower than December 31, 2001.

For 2002, cash generated from operations was $55.7 million and cash utilized for changes in working capital was $29.1 million. Revenue increases have resulted in increased inventories utilizing cash of $55.8 million for 2002. However, accounts payable increases, related to increased volumes, generated cash of $23.9 million.

Inventory levels for 2002 increased $64.0 million from December 31, 2001. Inventory turns declined to 3.5 in the fourth quarter, as inventory levels increased more than cost of sales.

Inventory Turns

	Quarters Ended				
	Dec. 31, 2002	**Sept. 30, 2002**	**June 30, 2002**	**Mar. 31, 2002**	Dec. 31, 2001
Service center distribution	**4.2**	**4.2**	**4.8**	**4.7**	4.1
Energy sector distribution	**3.4**	**3.9**	**3.3**	**3.8**	3.5
Steel import/export	**2.7**	**4.6**	**5.5**	**5.1**	4.0
Total	**3.5**	**4.2**	**4.5**	**4.5**	3.9

The inventory turns are calculated using the cost of sales for the quarter annualized and the ending inventory position.

The service center inventory turns are lower in the last half of 2002 compared to the first half due to higher inventory levels. The turns for the last half of 2002 are consistent with the last half of 2001. This can be compared with the industry turns estimated to be 3.2 for the three months ended November 30, 2002 as derived from the monthly Business Conditions Report published for the United States by the Metals Service Center Institute. It is management's goal to maintain service center inventory turns at significantly higher levels than the industry norm.

Steel import/export inventory levels are significantly higher at December 31, 2002 compared to December 31, 2001 and the first three quarters of 2002. The inventory position at December 31, 2001 and during the first half of 2002 was intentionally lower than normal due to concerns about the impending dumping actions, steel pricing and profitability.

The level of inventory held by the import/export sector at December 31, 2002 has significantly reduced inventory turns for the quarter ended December 31, 2002 for the steel import/export sector and the total company. At December 31, 2002, approximately one third of the inventory was either pre-sold and not yet delivered to the customer or was in transit from the mill. The Company anticipates that the steel import/export sector will reduce its inventory during the first quarter of 2003.

The other major component of working capital is accounts payable and accrued liabilities, which increased to support higher inventory purchases in the last half of 2002, generating cash of $23.9 million. For 2001, accounts payable decreased utilizing cash of $46.3 million.

The Company acquired the operations including the fixed assets of Arrow Steel Processors, a coil processor of customer owned material, for $4.4 million in March 2002 and the operating assets of Williams Steel, a service center operation, for $17.0 million in September 2002.

During 2002, the Company utilized cash of $12.8 million on capital expenditures and $8.7 million on common and preferred share dividends.

For several years, the Company's cash flow has been positively impacted by its ability to utilize income tax losses. In 2003, the Company will be required to make payments related to 2002 as well as instalments for 2003. The Company estimates income tax payments of $3.8 million will be required in the first quarter of 2003. Payments for the remainder of the year are estimated to be $5.8 million; however, this amount may vary based on earnings.

The Company will be relocating its flat rolled operation in Hamilton, Ontario during the fourth quarter of 2003. The Company anticipates spending $29 million for land, building, machinery and equipment for the new location. These commitments will result in periodic payments throughout 2003.

For 2001, overall cash generated was $46.7 million, determined by adding the decrease in bank indebtedness to the increase in cash. Cash generated from operations before working capital changes was $38.2 million. The improvement in net working capital generated by lower revenues resulted in cash generated from working capital of $54.9 million in 2001.

The sale of businesses in 2001 generated $10.4 million in cash.

The acquisition of A. J. Forsyth in October 2001 and Spartan Steel in August 2001, including assumed bank debt, consumed $42.4 million in cash.

In addition, during 2001 the Company utilized cash of $14.8 million to repurchase Senior Notes in September and October 2001, $8.2 million for capital expenditures and $9.8 million for common and preferred share dividends.

Debt and Credit Facilities

The Company manages its cash position based on bank borrowings net of cash. The bank credit facilities table provides the split between loans and cash on deposit.



Long-Term Debt
($ millions)
213

Bank Credit Facilities

($ millions)	Syndicate	U.S.	Total
Bank loans	$ 5.8	$ 16.5	$ 22.3
On deposit	26.2	—	26.2
Net borrowings (cash)	(20.4)	16.5	(3.9)
Letters of credit	8.0	8.8	16.8
	$ (12.4)	$ 25.3	$ 12.9
Facility availability	$ 231.3	$ 55.3	$ 286.6

The Company has two long-term debt instruments outstanding. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. The balance outstanding at December 31, 2002 is US $115.6 million, unchanged from December 31, 2001. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate.

188

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At December 31, 2002, Russel Metals was entitled to borrow $231.3 million, including letters of credit. At December 31, 2002, Russel Metals had borrowings of $5.8 million and $8.0 million in letters of credit under this facility. At December 31, 2001, Russel Metals had no borrowings and had $10.5 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At December 31, 2002, these subsidiaries had borrowings of US $11.8 million and letters of credit of US $5.6 million compared to borrowings of US $0.5 million and letters of credit of US $1.8 million at December 31, 2001.

Based on Russel Metals' current financial position, operating results and absence of scheduled debt maturities, Russel Metals believes that it will generate a sufficient amount of cash flow to pay all of its preferred share dividends, interest obligations and operating costs as they become due during the next two years.

Contractual Obligations

The Company is contractually obligated to payments under its long-term debt agreements and lease obligations that come due during the following periods.

(in thousands of dollars)	Long-term debt maturities	Lease obligations	Total
2003	$ —	$ 10,108	$ 10,108
2004	—	10,029	10,029
2005	—	7,415	7,415
2006	30,000	5,658	35,658
2007	—	4,224	4,224
After 5 yrs.	182,602	11,091	193,693
Total	$ 212,602	$ 48,525	$ 261,127

The Company does not have any off-balance sheet arrangements other than the letters of credit referred to in the bank credit facilities table.


Weighted
Outstanding
38.02

Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. Due to these restrictions, the quarterly dividend on common shares was not declared for payment during the first quarter of 2002. The quarterly dividend on common shares of $0.05 per common share was resumed in the second quarter. A decision was made to increase the $0.05 per share quarterly dividend on common shares to $0.06 per share, in the third quarter of 2002. Dividends totaling $6.5 million were paid in 2002 to common shareholders compared to $7.6 million 2001. The Senior Notes do not restrict preferred share dividends. At December 31, 2002, the Company had $10.1 million available for restricted payments.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses.

189

As at December 31, 2002, the Company had 38,057,001 common shares and 1,200,000 class II preferred shares outstanding. During 2002, 75,500 common shares were issued upon the exercise of stock options at an average exercise price of $3.35. At February 17, 2003, the Company has 38,059,301 common shares and 1,200,000 class II preferred shares outstanding.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry – steel. The use of distributors by both manufacturers and end users of steel continues to grow. This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors. As the distribution segment continues to grow its share of steel industry shipments, steel distributors such as Russel Metals can grow their business over the course of a cycle.

Russel Metals strives to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle. In addition, its aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress. In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates much more stable returns on net assets over the course of the cycle. Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted. In periods of rapid price increases, as was experienced in 2002, strong inventory management led to lower inventory holding gains due to lower inventory levels.

Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy. The Company focuses on investment opportunities in businesses that have dominant market niches or provide mass to existing Russel Metals operations. The acquisition of A. J. Forsyth and Williams Steel, and the subsequent rationalization of the new businesses with existing Russel Metals businesses, has enabled the Company to establish a stronger market presence in both British Columbia and Wisconsin. The Company believes it requires stronger market positions in the Quebec and Ontario service center marketplace and is looking to make meaningful acquisitions in those markets.

In the energy and import/export segments, all of the companies in the Russel Metals group have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand alone operations or complements to existing operations.

In the future, the length of the steel-based economic cycle will continue to shorten and a management structure that allows the fastest reaction to the changes will be the most successful. The Company will continue to invest in business systems to enable faster reaction times to changing business conditions. In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Outlook

We expect the current demand experienced in the service center and import/export operations in the previous three quarters of 2002 to continue, although we anticipate pricing will weaken. We expect the decline in gross margins that was experienced in the fourth quarter of 2002 to continue in 2003.

At the current oil and gas price levels we would anticipate a seasonal pickup in demand in the energy sector in 2003; however, we believe it will be very modest based on indications at this time.

PART II

Exhibit (2)(d)

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

($000)	March 31, 2003	Dec. 31, 2002
ASSETS		
Current		
Cash	**$ 10,605**	$ 25,068
Accounts receivable	**223,821**	201,675
Inventories	**282,357**	329,415
Prepaid expenses and other assets	**4,960**	6,077
Income taxes recoverable	**1,798**	1,306
	523,541	563,541
Property, Plant and Equipment	**109,551**	110,512
Deferred Financing Charges	**4,556**	4,962
Goodwill	**2,500**	2,709
Future Income Tax Assets	**10,350**	10,698
Other Assets	**2,347**	3,172
	$ 652,845	$ 695,594
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**$ 12,259**	$ 21,141
Accounts payable and accrued liabilities	**164,610**	188,585
Current income taxes payable	**1,629**	2,487
	178,498	212,213
Long-Term Debt	**199,851**	212,602
Pensions and Benefits	**9,713**	9,590
Future Income Tax Liabilities	**11,840**	8,749
	399,902	443,154
Shareholders' Equity		
Preferred shares	**30,000**	30,000
Shareholders' equity	**222,943**	222,440
	252,943	252,440
	$ 652,845	$ 695,594

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

($000)	Quarters ended March 31, 2003	2002
Segment Revenues		
Service center distribution	**$ 194,213**	$ 178,512
Energy sector distribution	**83,789**	74,027
Steel import/export	**87,669**	72,076
Other	**1,350**	1,248
	$ 367,021	$ 325,863
Segment Operating Profits		
Service center distribution	**$ 6,072**	$ 5,968
Energy sector distribution	**4,167**	3,978
Steel import/export	**3,650**	3,901
Other	**(970)**	(770)
Corporate expenses	**(2,310)**	(2,053)
Earnings before the following	**10,609**	11,024
Foreign exchange gain (loss)	**348**	(9)
Interest expense	**(5,104)**	(5,131)
Earnings before income taxes	**5,853**	5,884
Provision for income taxes	**2,266**	2,370
Net earnings for the period	**3,587**	3,514
Retained earnings --		
Dividends on preferred shares	**(563)**	(563)
Earnings available to common shareholders	**3,024**	2,951
Dividends on common shares	**(2,667)**	-
Retained earnings, beginning of the period	**105,858**	100,461
Adjustment for goodwill impairment	**-**	(15,123)
Retained earnings, end of the period	**$ 106,215**	$ 88,289
Basic and diluted earnings per common share	**$ 0.08**	$ 0.08
Number of Shares		
Common shares		
Average for the period	**38,080,041**	37,981,501
End of the period	**38,118,101**	37,981,501
Class II preferred shares, Series C	**1,200,000**	1,200,000

193

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

($000)	Quarters ended March 31, 2003	2002
Operating activities		
Net earnings for the period	$ 3,587	$ 3,514
Depreciation and amortization	3,616	3,865
Future income taxes	1,055	1,121
Loss on sale of fixed assets	15	122
Foreign exchange loss	-	9
Cash from operating activities before working capital	$ 8,273	$ 8,631
Changes in non-cash working capital items		
Accounts receivable	(25,813)	(11,661)
Inventories	39,256	24,770
Accounts payable and accrued liabilities	(21,679)	12,289
Current income taxes	1,034	4
Other	1,117	440
Cash in non-cash working capital	(6,085)	25,842
Cash from operating activities	2,188	34,473
Financing activities		
Increase in bank borrowing	(8,882)	-
Issue of common shares	212	-
Dividends on common shares	(2,667)	-
Dividends on preferred shares	(563)	(563)
Cash used in financing activities	(11,900)	(563)
Investing activities		
Purchase of business	-	(4,387)
Purchase of fixed assets	(4,233)	(1,300)
Proceeds on sale of fixed assets	21	836
Other	(539)	252
Cash used in investing activities	(4,751)	(4,599)
Increase (decrease) in cash	(14,463)	29,311
Cash position, beginning of the period	25,068	17,151
Cash position, end of the period	$ 10,605	$ 46,462

Supplemental information:

Interest Paid (Received)	$ 216	$ (75)
Income Taxes Paid	$ 3,815	$ 1,207

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

1. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies disclosed in note 1 to the 2002 annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements including notes thereto. These interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the periods reported.

2. Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles. Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March. For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

3. Interest Expense

($000)	**Quarters ended March 31,** **2003**	2002
Interest on long-term debt	**$4,969**	$5,194
Other interest expense (income)	**135**	(63)
Total Interest	**$5,104**	$5,131

4. Stock-based Compensation

During the quarter ended March 31, 2003, the Company issued 735,000 stock options (2002 - 534,000) at an exercise price of $5.20 (2002 - $3.75). The assumptions used in the Black Scholes option-pricing model are not materially different from those disclosed in Note 11 to the 2002 annual consolidated financial statements.

Pro-forma net earnings and earnings per share under the fair value-based method of accounting for stock options are as follows:

($000, except per share data)	**Quarters ended March 31,** **2003**	2002
Net earnings	**$3,414**	$3,329
Basic earnings per share	**$ 0.07**	$ 0.07

5. Subsequent Event

On April 15, 2003, the Company announced that it had reached an agreement with the controlling shareholders of Leroux Steel Inc. to extend an offer to purchase all the outstanding shares of Leroux Steel Inc. at a price of $6.30 per share. At the option of the Leroux Steel Inc. shareholders, the $6.30 price can be satisfied by all cash or a combination of cash and common shares of the Company to a maximum of 3,612,672 common shares. The aggregate value of the transaction, including net debt assumed is approximately $185 million, which will be financed out of the Company's existing credit facility.

RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2003

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the accompanying condensed Interim Consolidated Financial Statements for the three months ended March 31, 2003 and 2002, the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2002, including the notes thereto contained in the fiscal 2002 annual report of the Company. In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the periods shown are not necessarily indicative of what the Company's results will be for the full year. Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

Results of Operations

The following table provides a summary of revenues, gross margins (revenue minus cost of sales) as a percentage of revenues and operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) for Russel Metals' operating segments. The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the Company's 2002 Consolidated Financial Statements.

	Quarters Ended March 31,		
(in thousands of dollars, except percentages)	**2003**	2002	2003 Change as a % of 2002
Segment Revenues			
Service center distribution	**$194,213**	$178,512	8.8%
Energy sector distribution	**83,789**	74,027	13.2%
Steel import/export	**87,669**	72,076	21.6%
Other	**1,350**	1,248	8.2%
	$367,021	$325,863	12.6%
Segment Operating Profits			
Service center distribution	**$ 6,072**	$ 5,968	1.7%
Energy sector distribution	**4,167**	3,978	4.8%
Steel import/export	**3,650**	3,901	(6.4%)
Other expense	**(970)**	(770)	(26.0%)
Corporate expenses	**(2,310)**	(2,053)	(12.5%)
Earnings from operations	**10,609**	11,024	(3.8%)
Foreign exchange gain/(loss)	**348**	(9)	
Interest expense	**(5,104)**	(5,131)	0.5%
Earnings before income taxes	**$ 5,853**	$ 5,884	(0.5%)
Segment Gross Margins as a % of Revenues			
Service center distribution	**26.0%**	26.4%	
Energy sector distribution	**11.8%**	14.5%	
Steel import/export	**9.9%**	11.5%	
Total	**18.8%**	20.4%	
Segment Operating Profits as a % of Revenues			
Service center distribution	**3.1%**	3.3%	
Energy sector distribution	**5.0%**	5.4%	
Steel import/export	**4.2%**	5.4%	
Earnings from operations	**2.9%**	3.4%	

Service Center Distribution

a) Description of operations

The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 42 Canadian and 4 U.S. locations. The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

In September 2002, the Company purchased the operating assets of a service center located in Milwaukee, Wisconsin formerly known as Williams Steel. This operation will add strength to the Russel Metals Bahcall operations. Williams Steel had sales of approximately $49 million for the year prior to the acquisition date. The Bahcall and Williams operations have substantially completed the process of restructuring which commenced during November 2002.

b) Factors affecting results

External –

- steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.
- demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.

- product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.
- trade sanctions initiated either by steel mills or the public sector in North America, and less directly worldwide.
- Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions and the manufacturing sector in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.


Service Center
Revenues
Three Months Ended March 31
$ millions
200
175
150
125
100
2002
2003

Internal –

- the Company has a strong strategic network of branches across Canada, encompassing all provinces, thus declines in demand in one region may be countered by higher demands in other regions.
- many employees, including management, receive bonuses based on bottom line results; thus a portion of their compensation is variable and employees are motivated to maximize profitability.
- a large portion of the service center costs are fixed and are not reduced as volume declines, which can negatively impact results when demand weakens.
- the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses. The above average turns mean the Company is able to reduce the impact of price changes and stabilize its earnings stream, which results in stronger earnings in a downturn and compared to our competitors slightly lower earnings increases when prices increase.
- knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing and buying decisions.


Service Center
Operating Profits
Three Months Ended March 31
$ millions
8
6
4
2
0
2002
2003

c) Service center segment results – Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

Revenues in the first quarter of 2003 increased 8.8% due to higher selling prices in all regions compared to the first quarter of 2002 partially offset by lower volumes in certain regions. Volume declines were apparent in Atlantic, Quebec and our flat rolled operation. Williams Bahcall volumes were higher due to the Williams acquisition, but the operation continued to experience weakness due to general weak customer demand in the Wisconsin region. Selling prices for the first quarter of 2003 were at the level experienced during the second half of 2002 which were significantly higher than the first quarter of 2002 due to mill price increases. Gross margins decreased from 26.4% in the first quarter of 2002 to 26.0% in the first quarter of 2003.


Service Center
EBIT to Sales
Three Months Ended March 31
(%)
5
4
3
2
1
0
2002
2003

Service center operating profits in the first quarter of 2003 increased by 1.7% compared to the first quarter of 2002. This increase is a result of the selling price increases compared to the first quarter of 2002. Operating expenses in the first quarter of 2003 were $3.2 million, or 7.8% higher than the first quarter of 2002. The operating costs at Williams Bahcall, with the addition of Williams during September 2002, is approximately $1.9 million higher for the first quarter of 2003 compared to the first quarter of 2002. Employee termination costs and costs of relocating equipment are being charged to the restructuring accrual recorded in the fourth quarter of 2002.

Operating profits as a percentage of revenues in the first quarter of 2003 were 3.1% compared to 3.3% in the first quarter of 2002.

Energy Sector Distribution

a) Description of operations

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories. The energy sector operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.


Energy Sector
Revenues
Three Months Ended March 31
$ millions
100
75
50
25
0
2002
2003

b) Factors affecting results

External –

- affected by economic cycles.
- significantly affected by oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada.
- Canadian operations affected by U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars.


Energy Sector
Operating Profits
Three Months Ended March 31
$ millions
6
4
2
0
2002
2003


Energy Sector
EBIT to Sales
Three Months Ended March 31
(%)
8
6
4
2
0
2002
2003

- pricing is influenced by overall demand and by product availability.
- trade sanctions initiated either by steel mills or the public sector in North America.

Internal –

- low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.
- employees' compensation is highly variable as it is based on profits, allowing the Company to be profitable throughout the cycle.

c) Energy sector distribution results – Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

Energy sector revenues increased 13.2% in the first quarter of 2003 compared to the first quarter of 2002. The higher oil and gas prices for the first quarter of 2003 compared to the first quarter of 2002 have resulted in some volume increases for the oil country tubular operations in Western Canada. The activity in this area was not as strong as we would anticipate based on the oil and gas prices. The volumes will decline in the second quarter of 2003 due to the normal seasonal drop off.

Energy sector operating profits increased by 4.7% in the first quarter of 2003, compared to the first quarter of 2002. The increase is mainly related to the increased activity in the oil country tubular goods operations in Western Canada.

Steel Import/Export

a) Description of operations

Russel Metals' steel import/export business primarily imports foreign steel products into Canada and the United States. It also exports steel from Canada and the United States. The international presence provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by the import/export operations are structural beam, heavy-wall plate, heavy-wall coils, pipe and tubing. The operations in this sector are Wirth Steel and Sunbelt Group.

Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas. Arrow had sales of approximately US $2 million for the year prior to the acquisition date. Arrow Steel provides processing to Sunbelt as well as other customers.



Steel Import/Export
Revenues
Three Months Ended March 31
$ millions
100
75
50
25
0
2002
2003

b) Factors affecting results

External –

- trade sanctions initiated either by steel mills or the public sectors in North America.
- mill capacity by product line in North America.
- Canadian operations affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars.
- steel pricing is influenced by overall demand and by product availability both domestically and worldwide.
- demand is affected by economic cycles.
- supply side management practiced by steel producers in North America and international supply and demand, which impacts steel imports and significantly affects product availability.



Steel Import/Export
Operating Profits
Three Months Ended March 31
$ millions
5
4
3
2
1
0
2002
2003

Internal –

- operating costs are variable with volume, since inventory is stored in public warehouses and employees are significantly compensated based on earnings.
- inventory is sourced throughout the world, including North America, providing flexibility for sourcing supply.



Steel Import/Export
EBIT to Sales
Three Months Ended March 31
(%)
8
6
4
2
0
2002
2003

c) Steel import/export results – Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

Steel import/export revenues increased 21.6% in the first quarter of 2003 compared to the first quarter of 2002. Volumes in the first quarter of 2003 were higher than the first quarter of 2002 due to low volumes in 2002 caused by uncertainty about dumping actions. The gross margins as a percent of revenue at 9.9% for the first quarter of 2003 returned to more normal levels than those reported for the first quarter of 2002. The high margins experienced in the first quarter of 2002 related to mill price increases on flat rolled steel, which resulted in higher selling prices for inventories on hand. As anticipated, the import/export operations have reduced their inventories by $33.3 million since December 31, 2002.

Steel import/export operating profits decreased by 6.4% in the first quarter of 2003 compared to the first quarter of 2002. The return to more normal margins was the most significant contributor to this increase. The gross margin decrease resulted in operating profit as a percentage of revenue decreasing from 5.4% for the first quarter of 2002 to 4.2% for the first quarter of 2003.

Other – Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay. Revenue in the first quarter of 2003 was slightly higher than the first quarter of 2002 due to increased coal volumes. Similar to prior years, the first quarter experienced an operating loss due to the Great Lakes being closed.

The Company has renewed its short-term contract for 2003 with one large customer, which represented approximately 37% of Thunder Bay Terminals 2002 revenue. The renewal was at rates slightly higher than those in 2002.

Consolidated Results – Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002


Earnings from Operations
Three Months Ended March 31
$ millions
15
10
5
0
2002
2003

Earnings from operations were $10.6 million in the first quarter of 2003, compared to $11.0 million for the first quarter of 2002. Increases in service center and energy were reversed by declines in import/export and Thunder Bay Terminals. Consolidated revenues for the entire Company increased by 12.6%, to $367.0 million, in the first quarter of 2003 compared to the first quarter of 2002.

During the first quarter of 2003, the Company recorded a realized foreign exchange gain of $0.3 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries. During the first quarter of 2003, the Company eliminated the unhedged U.S. debt exposure that existed at that time.

Consolidated interest expense in the first quarter of 2003 was virtually unchanged compared to the first quarter of 2002. This is due to higher short-term debt outstanding partially offset by lower exchange rates on U.S. denominated long-term debt in the first quarter of 2003 compared to the first quarter of 2002. The majority of the interest expense relates to the fixed term 10% Senior Notes and, thus does not fluctuate with prime borrowing rates available through the bank credit facility.

204

Income taxes in the first quarter of 2003 were $2.3 million compared to $2.4 million in the first quarter of 2002. This decrease in the tax rate from 40.3% to 38.7% relates primarily to a lower effective tax rate caused by previously enacted Canadian tax rate decreases.

Net income for the first quarter of 2003 was $3.6 million compared to $3.5 million for the first quarter of 2002.

Basic earnings per share for the first quarter of 2003 and for first quarter of 2002 was $0.08.

Interest Expense


Interest Expense
Three Months Ended March 31
$ millions
8
6
4
2
0
2002
2003

The following table shows the components of interest expense.

(in thousands of dollars)	Quarters Ended March 31, **2003**	2002
Interest on long-term debt	**$4,969**	$5,194
Other interest (income)	**135**	(63)
Total interest	**$5,104**	$5,131

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The Company currently has no floating rate long-term debt. The decrease in the long-term debt interest relates to lower interest costs due to the lower foreign exchange on the U.S. denominated debt interest.

Coverage Ratio


EBITDA to Interest
Twelve Months Ended March 31
Times
5
4
3
2
1
0
2002
2003

Russel Metals' interest coverage ratio for 2003 continued to be strong. The Company's ability to meet interest payments for the next two years remains strong. The coverage ratios set forth below are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring costs and foreign exchange gain (loss).

Coverage Ratio (in thousands of dollars, except ratios)	Quarter Ended March 31, **2003**	2002	Twelve Months Ended March 31, **2003**	2002
EBITDA, as adjusted	**$14,225**	$14,889	**$84,939**	$62,497
Interest expense	**5,104**	5,131	**20,297**	21,879
Coverage ratio	**2.8x**	2.9x	**4.2x**	2.9x

205

Accounting Policies and Estimates

The preparation of the Company's financial statements requires management to make estimates and judgements that affect the reported amounts. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, fixed asset lives, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's most significant assets consist of accounts receivable and inventory. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company reviews its inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value. Inventory reserves or write downs are recorded if required.

The Company continues to use the intrinsic value-based method for stock-based compensation. If the Company had adopted the fair value-based accounting method effective January 1, 2002 and expensed stock options issued in 2002 and 2003 the amount expensed would have been $84,000, which represents less than $0.01 per share, for the first quarter of 2003. The Company intends to change its policy to the fair value-based accounting method; however, since the change would not be material, the Company is waiting for the proposed new Canadian pronouncements to be finalized.

Capital Expenditures

Capital expenditures in the first quarter of 2003 were $4.2 million compared to $1.3 million in the first quarter of 2002. Russel Metals' capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems. The capital expenditure levels are expected to increase over the balance of 2003 due to the planned relocation of our flat rolled operation. During the first quarter of 2003, the Company expended $2.0 million on this project mainly related to deposits on new machinery and equipment.

Depreciation expense was $3.3 million in the first quarter of 2003 and $3.6 million in the first quarter of 2002.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced in an economic downturn. As anticipated, since year end the Company reduced the temporary year end inventory bulge significantly. It is anticipated that the economy will improve slightly in subsequent quarters of 2003 and working capital employed by Russel Metals will increase. The amount of cash used during 2003 will be dependent on the strength of the economic recovery.

Inventory and accounts receivable represent 77.5% of total assets at March 31, 2003, approximately the same as year end. Fixed assets utilized in the operations of the Company are very stable and excluding the $29 million flat rolled relocation, are not expected to vary significantly during 2003 as capital spending and depreciation are expected to be approximately equal. If the economic activity in the economy increases, current assets will become an increased percentage of total assets due to the expansion of inventory and accounts receivable levels to support the increased revenues.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable and accounts payable of the U.S. operations.

The Company's net bank indebtedness position, bank indebtedness less cash at March 31, 2003 is $1.7 million. The Company had a net cash position of $3.9 million at December 31, 2002.

Cash generated from operating profits was $8.3 million and cash utilized from changes in working capital was $6.1 million. Revenue increases in February and March of 2003 when compared with November and December of 2002 resulted in accounts receivable increases of $25.8 million since December 31, 2002.

Inventory levels improved and the reduction generated cash of $39.3 million mainly due to lower import/export and energy inventories. Inventory turns improved to 4.3 in the quarter as inventory levels were reduced and revenues increased from the fourth quarter of 2002.

Inventory Turns

	Quarters Ended,				
	Mar 31, 2003	**Dec 31, 2002**	**Sep 30, 2002**	**Jun 30, 2002**	**Mar 31, 2002**
Service center distribution	4.4	4.2	4.2	4.8	4.7
Energy sector distribution	4.2	3.4	3.9	3.3	3.8
Steel import/export	4.2	2.7	4.6	5.5	5.1
Total	4.3	3.5	4.2	4.5	4.5

The inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Service center inventory turns improved to 4.4. This can be compared with the service center industry turns estimated to be 3.0 for the three months ended February 28, 2003 as derived from the monthly Business Conditions Report published for the United States by the Metals Service Center Institute. It is management's goal to achieve service center inventory turns at significantly higher levels than the industry norm.

The other major component of working capital is accounts payable and accrued liabilities, which decreased in the first quarter when compared with year end, utilizing cash of $21.7 million. Payables decreased mainly due to lower trade payables in the import/export operations caused by lower inventory purchases. At December 31, 2002, the Company had high trade payables related to inventory in this sector.

During 2003, the Company utilized cash of $4.2 million on capital expenditures and $3.2 million on common and preferred share dividends. Due to restrictions from our U.S. Note Indenture the Company did not pay common share dividends during the first quarter of 2002; however, the Company paid preferred share dividends of $0.6 million in that quarter.

For several years, the Company's cash flow has been positively impacted by its ability to utilize income tax losses. In 2003, the Company will be required to make payments related to 2002 as well as installments for 2003. The Company made income tax payments of $3.8 million in the first quarter of 2003. Payments for the remainder of the year are estimated to be $5.8 million; however, this amount may vary based on earnings.

The Company will be relocating its flat rolled operation in Hamilton, Ontario during the fourth quarter of 2003. The Company anticipates spending $29 million for land, building, machinery and equipment for the new location. These commitments resulted in payments of $2.0 million in the first quarter of 2003 and will result in periodic payments throughout the rest of 2003.

Debt and Credit Facilities

The Company manages its cash position based on bank borrowings net of cash. The bank credit facilities table provides the split between loans and cash on deposit.

Bank Credit Facilities ***($ millions)***	Syndicate	U.S.	Total
Bank loans	$ 0.9	$ 15.3	$ 13.2
On deposit	11.5	3.0	11.5
Net borrowings (cash)	(10.6)	12.3	1.7
Letters of credit	6.7	4.3	11.0
	$ (3.9)	$ 16.6	$ 12.7
Facility availability	$234.3	$ 51.4	$285.7

The Company has two long-term debt instruments outstanding. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. The balance outstanding at March 31, 2003 is US $115.6 million, unchanged from December 31, 2002. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate. At March 31, 2003, the long-term debt balance is $199.9 million.



Net Interest Bearing Debt
At March 31
$ millions
250
200
150
100
50
0
2002
2003

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At March 31, 2003, Russel Metals was entitled to borrow $234.3 million, including letters of credit under this facility. At March 31, 2003, Russel Metals had borrowings of $0.9 million and had $6.7 million in letters of credit under this facility. At March 31, 2002, Russel Metals had no borrowings and $24.6 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At March 31, 2003, these subsidiaries had borrowings of US $10.4 million and letters of credit of US $3.0 million. At March

31, 2002, these subsidiaries had no borrowings and letters of credit of US $2.0 million.

Based on Russel Metals' current financial position, operating results and absence of scheduled debt maturities, Russel Metals believes that it will generate a sufficient amount of cash flow to pay all of its preferred share dividends, interest obligations and operating costs as they become due during the next two years.

Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. During the first quarter of 2003, the Company increased its common share dividend to $0.07 per share resulting in a payment of $2.7 million in the quarter. At March 31, 2003, the Company had $9.1 million available for restricted payments such as the common share dividend. A quarterly dividend on common shares of $0.07 per share was declared in the second quarter. The dividend is payable June 15, 2003 and the date of record is May 7, 2003.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses.

As at April 22, 2003, the Company has 38,118,101 common shares and 1,200,000 class II preferred shares outstanding which is unchanged from March 31, 2003.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry – steel. The use of distributors by both manufacturers and end users of steel continues to grow. This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors. As the distribution segment continues to grow its share of steel industry shipments, steel distributors such as Russel Metals can grow their business over the course of a cycle.

Russel Metals strives to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle. In addition, its aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress. In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates much more stable returns on net assets over the course of the cycle. Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted.

Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy. The Company focuses on investment opportunities in businesses that have dominant market niches or provide mass to existing Russel Metals operations. The acquisition of A.J. Forsyth and Williams Steel, and the subsequent rationalization of the new businesses with existing Russel Metals businesses has enabled the Company to establish a stronger market presence in both British Columbia and Wisconsin. The Company believes it requires stronger market positions in the Quebec and Ontario service center marketplace and believes the successful completion of the Leroux Steel Inc. acquisition will provide the balance required in Quebec.

In the energy and import/export segments all of the companies in the Russel Metals group have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand alone operations or complements to existing operations.

In the future, the length of the steel-based economic cycle will continue to shorten and a management structure that allows the fastest reaction to the changes will be the most successful. The Company will continue to invest in business systems to enable faster reaction times to changing business conditions. In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Outlook

We anticipate the current demand levels to continue for the balance of 2003. The pricing policies implemented and practiced by North America steel mills could result in slightly lower steel prices over the balance of 2003.

Subsequent Event

On April 15, 2003, the Company announced that it had entered into agreements with the controlling shareholders of Leroux Steel pursuant to which the Company will offer to purchase all of the outstanding shares of Leroux Steel at a price of $6.30 per share. The controlling shareholders control over 36% of the equity and 63% of the voting rights in Leroux Steel.

The Company has agreed to make the take-over bid for all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel for consideration of $6.30 per share, payable at the option of the holder in one of three ways. Each holder of a Leroux share will have the option of receiving, for each Leroux share held, (i) $6.30 cash, (ii) $4.60 cash and one-third of a Russel Metals common share or (iii) 1.2353 Russel Metals common shares, subject to pro-ration if the number of Russel Metals common shares otherwise issuable would exceed 3,612,672. Accordingly, any shareholder who elects to receive all cash consideration under the offer will be entitled to receive all cash, and all shareholders who elect to receive common shares of Russel Metals will receive at least one-third of a Russel Metals common share for each share of Leroux Steel, with the balance of the consideration being payable in cash.

The offer will be subject only to customary conditions, including regulatory approvals and acceptance by at least 66 2/3% of each of the outstanding classes of securities of Leroux Steel. The agreements also provide that the Company will make a cash offer to acquire all of the outstanding convertible debentures of Leroux Steel at a price equal to par plus accrued interest. The agreements include an irrevocable commitment by the controlling shareholders to tender all of their Leroux Steel securities to Russel Metals' offer and not to solicit other proposals. They also provide that, if a competing offer is made for all the shares of Leroux Steel at a price in excess of $7.25 per share and Russel Metals does not match such competing offer, Russel Metals will be required to tender the controlling shareholders' Leroux Steel shares to the competing offer and to remit to the controlling shareholders the amount paid under the competing offer in excess of $7.25 per share.

The take-over bid circular is expected to be mailed to Leroux Steel's securityholders as soon as practicable and in any event by the middle of May and the transaction would be expected to close by the end of June, 2003.

The aggregate value of the transaction, including net debt assumed, is approximately $185 million which will be financed out of an existing credit facility with a syndicate of Canadian chartered banks.

PART II

Exhibit (2)(e)

[Please see Exhibit (1)(c) to PART II hereof]

PART II

Exhibit (2)(f)

MANAGEMENT REPORT

Management is responsible for the integrity and fair presentation of the consolidated financial statements and other information in the annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Canada. Financial and operating data elsewhere in the annual report are consistent with those contained in the consolidated financial statements.

The Company's policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable and that assets are adequately accounted for and safeguarded.

The consolidated financial statements have been reviewed by the Audit Committee and have been approved by the Board of Directors. In addition, the consolidated financial statements have been audited by Samson Belair/Deloitte & Touche, Chartered Accountants.

In the opinion of management, these financial statements incorporate, within reasonable limits, all important elements and data available at January 17, 2003.

Chairman of the Board and Chief Executive Office

(signed)

Gilles Leroux
January 17, 2003

AUDITORS' REPORT

To the Shareholders of Leroux Steel Inc.

We have audited the consolidated balance sheet of Leroux Steel Inc. as at November 2, 2002 and the consolidated statements of loss, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted accounting principles. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 2, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 3, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 3, 2001.

(signed)

Samson Belair/Deloitte & Touche
Chartered Accountants
Montreal, Canada
January 17, 2003

216

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

as at November 2, 2002 and November 3, 2001

	November 2, 2002 $	November 3, 2001 $
ASSETS		
CURRENT ASSETS		
Cash and term deposits	3,650	2,576
Accounts receivable	103,287	104,503
Inventories	97,486	122,469
Income taxes receivable	6,483	3,421
Future income taxes	–	1,662
Prepaid expenses	1,972	2,307
Current portion of investment (Note 7)	12	12
	212,890	236,950
INVESTMENT (Note 7)	427	439
CAPITAL ASSETS (Note 8)	88,737	91,039
FUTURE INCOME TAXES	12	1,514
GOODWILL, at amortized cost	1,500	1,688
DEFERRED CHARGES, at amortized cost (Note 9)	2,108	277
OTHER ASSETS, at cost	226	96
	305,900	332,003
LIABILITIES		
CURRENT LIABILITIES		
Bank overdraft	574	1,866
Bank loans (Note 10)	90,671	88,698
Accounts payable	58,765	55,497
Future income taxes	74	28
Current portion of debt component of the convertible debentures (Note 15)	1,092	952
Current portion of long-term debt (Note 11)	6,669	46,312
	157,845	193,353
LONG-TERM DEBT (Note 11)	18,442	1,284
FUTURE INCOME TAXES	2,815	2,552
NON-CONTROLLING INTEREST	2,066	2,453
DEBT COMPONENT OF THE CONVERTIBLE DEBENTURES (Note 15)	2,249	3,341
	183,417	202,983
CONTINGENCIES AND COMMITMENTS (Notes 12 and 13)		
SHAREHOLDERS' EQUITY		
Share capital (Note 14)	34,774	34,774
Convertible debentures (Note 15)	17,468	15,515
Cumulative translation adjustment	2,932	3,526
Retained earnings	67,309	75,205
	122,483	129,020
	305,900	332,003

Approved on behalf of the Board

(signed) (signed)

Gilles Leroux, Director Claude Perrotte, Director

CONSOLIDATED STATEMENTS OF LOSS
(in thousands of dollars)

For the years ended	November 2, 2002 $	November 3, 2001 $
SALES	522,901	588,382
COST OF SALES AND EXPENSES		
Cost of sales and operating expenses	508,471	571,359
Interest on long-term debt and on convertible debentures (including amortization of deferred charges of $33; $36 in 2001)	3,019	4,585
Other interest	6,653	8,408
Amortization of capital assets	8,121	8,356
Amortization of goodwill	188	188
Amortization of deferred charges	268	90
	526,720	592,986
RESTRUCTURING CHARGES (Note 4)	2,876	–
LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(6,695)	(4,604)
INCOME TAXES (Note 6)	6	(2,008)
LOSS BEFORE OTHER ITEMS	(6,701)	(2,596)
SHARE IN NET EARNINGS OF THE COMPANY SUBJECT TO SIGNIFICANT INFLUENCE	–	2
NON-CONTROLLING INTEREST	371	(427)
NET LOSS	(6,330)	(3,021)
NET LOSS PER SHARE	(0.75)	(0.42)
NET LOSS PER SHARE – FULLY DILUTED	(0.75)	(0.42)
AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR	10,469,013	10,476,994

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of dollars)

For the years ended	November 2, 2002 $	November 3, 2001 $
BALANCE, BEGINNING OF YEAR	75,205	79,652
Net loss	(6,330)	(3,021)
Accretion of equity component of the convertible debentures (less income taxes of $347 ($394 in 2001))	(1,566)	(1,375)
Premium on purchase of Class B subordinate shares	–	(51)
BALANCE, END OF YEAR	67,309	75,205

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)

For the years ended	November 2, 2002 $	November 3, 2001 $
OPERATING ACTIVITIES		
Net loss	(6,330)	(3,021)
Items not affecting cash and cash equivalents		
Amortization	8,610	8,670
Non-controlling interest	(371)	427
Future income taxes	1,758	(2,757)
Gain on disposal of capital assets	(12)	(198)
Write-down of assets	1,478	–
Loss on purchase of convertible debentures	–	234
Share in net earnings of the company subject to significant influence	–	(2)
	5,133	3,353
Net changes in non-cash working capital items	27,059	29,220
	32,192	32,573
INVESTING ACTIVITIES		
Business acquisitions	–	(654)
Reimbursement of a mortgage	12	12
Acquisition of capital assets	(7,338)	(5,889)
Proceeds from disposal of capital assets	140	3,601
Acquisition of other assets	(150)	(15)
Proceeds from disposal of other assets	15	5
	(7,321)	(2,940)
FINANCING ACTIVITIES		
Changes in bank loans	2,576	(15,154)
Increase in long-term debt	24,008	398
Repayment of long-term debt	(46,384)	(3,096)
Deferred financing expenses	(2,118)	–
Purchase of Class B subordinate shares	–	(353)
Purchase of convertible debentures	–	(7,815)
Payments on convertible debentures, net of interest expense	(565)	(643)
	(22,483)	(26,663)
Effect of exchange rate changes on cash	(22)	591
Cash and cash equivalents increase	2,366	3,561
Cash and cash equivalents, beginning of year	710	(2,851)
CASH AND CASH EQUIVALENTS, END OF YEAR	3,076	710
Cash flows include the following items		
Interest paid	10,058	12,587
Income taxes (received) paid	(443)	11,055
Cash and cash equivalents are comprised of		
Cash	2,489	1,440
Term deposits (bearing interest at 4.25% (3.45% in 2001))	1,161	1,136
Bank overdraft	(574)	(1,866)
	3,076	710

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended November 2, 2002 and November 3, 2001 (tabular amounts are in thousands of dollars)

1. DESCRIPTION OF THE BUSINESS

The Company, incorporated under Part IA of the *Companies Act* (Québec), operates mainly as a steel products distributor in Canada and the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Financial year-end

The year ended November 2, 2002, includes 52 weeks compared to 53 weeks for the year ended November 3, 2001.

b) Consolidation

The consolidated financial statements, expressed in Canadian dollars, include the accounts of the Company and those of its subsidiaries.

Subsidiaries' name	Ownership interest
Delta Joists Inc. and its subsidiary, Delta Steel Joist, Inc.	66.67 %
Dollard Steel Inc.	100.00 %
Armabec Inc.	100.00 %
Boen Steel Corp.	100.00 %
E. Ennis and Company Limited	100.00 %
Federal Pipe and Steel Corporation and its joint venture, FederAlpha Steel, LLC, owned at 50%	100.00 %
Richler Steel Corporation	100.00 %
Transfo Métal Inc.	100.00 %
3891810 Canada Inc.	100.00 %

The Company's interest in the joint venture, FederAlpha Steel, LLC, is accounted for using the proportionate consolidation method.

c) Use of estimates

The presentation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d) Foreign currency translation

Self-sustaining subsidiaries

Foreign subsidiaries of the Company are considered self-sustaining. As a result, their financial statements are converted according to the current rate method.

Based on this method, assets and liabilities are converted at the exchange rate in effect at the balance sheet date and revenue and expense items are translated at the average year rate. Translation adjustments resulting from exchange rate fluctuations are included in Cumulative translation adjustment in the Shareholders' Equity.

Foreign currency transactions

Except for transactions for which the Company has entered into forward foreign exchange contracts, monetary assets and liabilities are translated into Canadian dollars at the exchange rate prevailing at year-end and nonmonetary assets and liabilities at their historical rate. Revenue and expense accounts are translated using the average exchange rates prevailing during the year, except for inventories and amortization which are translated at their historical rates. Translation gains and losses are included in the statements of loss.

Monetary items in foreign currencies included in current assets and liabilities, hedged by forward foreign exchange contracts, are translated using the average exchange rate of these contracts prevailing at year-end. Gains and losses on forward foreign exchange contracts are included in the revenue in the same period as the related export sales.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Derivative financial statements

The Company manages its foreign exchange exposure through the use of derivative financial instruments. Derivatives used are part of the Company's risk management strategy, are initially designated as a hedge, and their effectiveness is monitored on a constant basis. The Company does not use derivatives for trading purposes.

f) Revenue recognition

Almost all revenue is generated from the sale of steel and revenue is recognized as units are delivered.

g) Inventory valuation

Inventories are valued at the lower of cost and net realizable value, the cost being determined using the average cost method.

h) Investment

The interest in the company subject to significant influence is accounted for using the equity method until July 29, 2001, when the Company acquired control and began to consolidate the accounts of that company.

i) Capital assets

Capital assets are accounted for at cost.

Amortization of capital assets is calculated using the following methods and rates:

	Methods	Rates
Buildings	Straight-line	2½% and 5%
Land improvements	Straight-line	5%
Machinery and equipment	Straight-line	5% and 10%
Leasehold improvements	Straight-line	12½% and 20%
Automotive equipment	Straight-line	20%
Furniture	Diminishing balance	20%
Office technology, computer and telephone systems	Straight-line	8%, 20% and 33⅓%

j) Goodwill

Goodwill is recorded at cost and amortized over a 15-year period, using the straight-line method. The Company assesses annually the recoverability of the unamortized cost of goodwill and the period over which the economic benefits will subside. The recoverability is based on the sales from current customers and an estimate of future operating profit.

k) Deferred charges

The financing expenses are amortized on the straight-line method over the term of the debt.

Issue expenses related to the debt component of the debentures are amortized using the straight-line method over the term of the debentures.

The other expenses are amortized using the straight-line method over a three-to-five-year period.

l) Income taxes

Income taxes are provided for using the liability method. Under this method, future income tax assets and liabilities are determined based on all temporary differences between the carrying amounts and tax bases of assets and liabilities using substantively enacted tax rates and laws expected to be in effect when the differences reverse.

m) Net earnings per share

To calculate the net earnings per share, the accretion of the equity component of the convertible debentures is deducted from net income or added to net loss.

The net earnings per share are determined by using the weighted average number of shares outstanding during the year. The treasury stock method is used to calculate the diluted earnings per share. This method assumes that the proceeds received upon exercise or conversion of dilutive securities would be used to purchase subordinate shares at the average market price during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

n) Pension plans

The Company has defined benefit pension plans covering certain of its employees. The cost of pension benefits earned by employees is determined using the projected benefit method prorated on services. Pension costs are determined periodically by independent actuaries. Pension expense is charged to operations and includes:

i. the cost of pension benefits provided in exchange for employees' services rendered during the year;

ii. the interest cost of pension obligations, the return on pension fund assets and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method prorated on services.

o) Stock option plan

The Company has a stock option plan where options to purchase subordinate shares are issued to directors and officers. No compensation expense is recognized for these plans when shares or share options are issued. Any consideration paid on the exercise of options is credited to share capital.

p) Cash and cash equivalents

The Company's cash and cash equivalents include cash and bank overdraft representing outstanding cheques and term deposits maturing within three months. Bank loans or bank overdraft representing credit facility are not included in cash and cash equivalents. They are considered as a financing activity.

3. CHANGE IN ACCOUNTING POLICIES

During the year 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of diluted earnings per share. The change in accounting policy has been applied retroactively and had no impact on the diluted earnings per share for the year ended November 3, 2001.

During the year 2001, the Company adopted retroactively the new recommendations of the Canadian Institute of Chartered Accountants concerning income taxes. The change in accounting policy had no significant impact on the Company's retained earnings as at October 29, 2000 and on the net loss for the year ended November 3, 2001.

4. RESTRUCTURING CHARGES

During the year 2002, as part of the restructuring plan, the Company's management decided to close three service centers, as well as the head office of Federal Pipe and Steel Corporation, a subsidiary of the Company. All those service centre operations stopped during the year except for the New Jersey service centre whose activities stopped at the end of November 2002.

The restructuring charges totaling $2,876,000 are comprised of the following items:	$
Write-down of assets	1,478
Termination payments	126
Moving and repairs charges	533
Rent	503
Others	236

The accounts payable include an amount of $659,000 relating to those restructuring charges.

222

5. INTEREST IN A JOINT VENTURE AND BUSINESS ACQUISITIONS

a) Interest in a joint venture

On July 15, 2002, Federal Pipe and Steel Corporation and Alpha Steel Corporation combined their respective commercial activities in the American Midwest region and formed FederAlpha Steel, LLC, a joint venture owned at 50% by each of them.

Net assets contributed by both companies are as follows:

	Federal Pipe and Steel Corporation $	Alpha Steel Corporation $	Total $	Prorata share $
Inventories	13,818	13,548	27,366	13,683
Capital assets	2,890	2,900	5,790	2,895
Other assets	–	185	185	92
Total assets	16,708	16,633	33,341	16,670
Bank loan	8,770	8,770	17,540	8,770
Accounts payable	3,073	3,073	6,146	3,073
Accounts payable – related company	248	174	422	211
Subordinate notes	3,366	3,366	6,732	3,366
Total liabilities	15,457	15,383	30,840	15,420

The consolidated financial statements of Leroux Steel Inc. as at November 2, 2002 included the following amounts related to its interest in the assets, liabilities, earnings and cash flows of FederAlpha Steel, LLC accounted for using the proportionate consolidation method:

	$
ASSETS	
Short-term assets	22,867
Long-term assets	3,082
LIABILITIES	
Short-term liabilities	25,370
EARNINGS	
Sales	20,387
Total expenses	21,081
Net loss	694
CASH FLOWS	
Cash flows related to operating activities	(3,580)
Cash flows related to investing activities	(115)
Cash flows related to financing activities	3,596

5. INTEREST IN A JOINT VENTURE AND BUSINESS ACQUISITIONS (continued)

b) Business acquisitions

On July 29, 2001, the Company acquired an additional share of 20% in Transfo-Métal Inc. (representing 20,000 shares) for a cash consideration of $166,073, bringing its interest to 60%. The transaction was accounted for under the purchase method. Operating results of Transfo-Métal Inc. are included in these consolidated financial statements from the date of acquisition based on the Company's interest. The Company acquired operates mainly in the steel transformation industry.

Net assets acquired as at July 29, 2001 were as follows:	$
Cash and cash equivalents	(6)
Current assets	621
Capital assets	1,288
Other long-term assets	3
Current liabilities	(685)
Long-term debt	(6)
Future income taxes	(235)
Non-controlling interest	(332)
	648
Less: investment at equity method	482
Net assets acquired	166
Cash consideration	166

On November 2, 2001, the Company acquired the remaining interest of 40% in Transfo-Métal Inc. for a cash consideration of $332,000.

On October 1, 2001, Dollard Steel Inc., a wholly-owned subsidiary of the Company, acquired the assets of a company representing mainly capital assets for a cash consideration of $150,001. The transaction was accounted for under the purchase method.

6. INCOME TAXES

Income taxes result from the following:

	November 2, 2002 $	November 3, 2001 $
Income tax recovery based on basic rate	(2,258)	(1,624)
Surtaxes and large corporations tax	280	260
Non-deductible items	189	146
Income tax rate adjustment	–	(500)
Future income taxes adjustment	–	54
Write-off of future income tax assets related to losses	2,366	–
Recognition of previously unrecorded tax benefits of subsidiaries	–	(54)
Rate variance – US subsidiaries	(571)	(290)
Income taxes	6	(2,008)
Income taxes break down as follows:		
Current (recovery)	(1,752)	749
Future	1,758	(2,757)
	6	(2,008)

6. INCOME TAXES (continued)

Future income tax assets and liabilities result from the following:

	November 2, 2002 $	November 3, 2001 $
FUTURE INCOME TAX ASSETS		
Short-term		
Tax losses carried forward	–	1,662
Long-term		
Tax losses carried forward	12	1,514
FUTURE INCOME TAX LIABILITIES		
Short-term		
Holdbacks on contracts	74	28
Long-term		
Capital assets	2,815	2,552

Tax benefits available

Federal Pipe and Steel Corporation has accumulated losses for tax purposes for future years amounting to US$1,180,000 at the federal level which can be applied against future taxable income. The losses were incurred during the years ended in 1993 and 1994. Those losses can be carried forward on a 15-year period and a maximum of US$278,000 can be used annually. No future income tax assets relating to these losses have been accounted for.

7. INVESTMENT

	November 2, 2002 $	November 3, 2001 $
Mortgage loan, 8%, payable by monthly instalments of $1,000 up to 2019	439	451
Current portion	12	12
	427	439

8. CAPITAL ASSETS

	November 2, 2002		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	9,531	–	9,531
Buildings	59,276	9,616	49,660
Land improvements	1,798	385	1,413
Machinery and equipment	32,935	17,653	15,282
Leasehold improvements	2,194	832	1,362
Automotive equipment	5,424	4,706	718
Furniture, office technology, computer and telephone systems	23,055	12,284	10,771
	134,213	45,476	88,737

8. CAPITAL ASSETS (continued)

	November 3, 2001		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	9,547	–	9,547
Buildings	60,775	8,112	52,663
Land improvements	1,790	309	1,481
Machinery and equipment	35,322	18,410	16,912
Leasehold improvements	2,555	1,579	976
Automotive equipment	5,851	4,963	888
Furniture, office technology, computer and telephone systems	18,350	9,778	8,572
	134,190	43,151	91,039

Revenue producing properties have a cost of $1,279,116 ($1,279,116 in 2001) and accumulated amortization of $293,387 ($267,087 in 2001).

9. DEFERRED CHARGES

	November 2, 2002 $	November 3, 2001 $
Financing expenses	1,944	–
Issue expenses related to the debt component of the debenture	117	149
Other charges	47	128
	2,108	277

10. BANK LOANS

The Company and certain Canadian subsidiaries have credit facilities of $100,000,000 ($80,000,000 in 2001) bearing interest at variable rates established under conditions described in the credit agreements. On November 2, 2002, the effective rate was 5.35% based on the bank acceptance equivalent rate plus an applicable margin. The credit facilities of the Company are maturing on August 31, 2005.

The credit facilities are secured by a collateral mortgage of $200,000,000 and by all properties, real and personal, movable and immovable including without limitation all accounts, inventories, equipment, contract rights, letters of credit, general intangibles, investment properties, cash and cash equivalents, deposit accounts, books, records, computer software and real estate of the Company and its subsidiaries, excluding Delta Joists Inc., Federal Pipe and Steel Corporation and its joint venture, FederAlpha Steel, LLC and 3891810 Canada Inc.

Under the credit agreement conditions, the Company and some of its Canadian subsidiaries must satisfy certain covenants as to minimum financial ratios for each period of four consecutive quarters and must also satisfy several conditions at all times as described in the credit agreement.

Delta Joists Inc. has credit facilities renewable annually of $5,000,000, bearing interest at prime rate plus 0.5%. On November 2, 2002, the effective rate was 4.60%. The credit facilities are secured by all inventories, actual and future receivables, by a cession and subordination of the parent company's receivables and those of its subsidiary Delta Steel Joist, Inc. for an amount of $5,000,000, by shareholders and by a first ranking movable hypotec of an amount of $750,000 on all equipment and all actual and future other assets. Under the credit agreement, Delta Joists Inc. must satisfy certain covenants as to minimum financial ratios at all times.

Federal Pipe and Steel Corporation and its joint venture FederAlpha Steel, LLC have credit facilities of US$20,750,000 (US$25,000,000 in 2001) bearing interest at variable rates established under conditions described in the credit agreements. On November 2, 2002, the effective rate was 4.75% based on the prime rate plus 0.50%. These credit agreements mature on July 9, 2005 and are secured by all their assets, current and future. Under the credit agreements, Federal Pipe and Steel Corporation and its joint venture must satisfy certain covenants as to minimum financial ratios and must also satisfy several conditions under the credit agreements.

10. BANK LOANS (continued)

As at November 2, 2002, Federal Pipe and Steel Corporation and its joint venture are not in compliance with certain financial ratios. Creditors have not waived the obligations to meet those financial ratios.

Furthermore, Federal Pipe and Steel Corporation and its joint venture do not respect certain financial ratios as at February 1, 2003 and are expecting not to respect certain financial ratios during the year ending November 1, 2003. Federal Pipe and Steel Corporation and its joint venture are currently in discussion with lenders in order to modify financial ratios provided in their credit facilities.

11. LONG-TERM DEBT

	November 2, 2002 $	November 3, 2001 $
Term loan of a maximum of $20,000,000, subject to the same securities as those described in Note 10, repayable in monthly instalments of $256,410, starting on February 1, 2003, bearing interest at variable rates established under conditions described in the credit agreement and maturing on August 31, 2005. As at November 2, 2002, the effective rate was 5.85% based on bank acceptances plus an applicable margin	20,000	–
Term loan, of Federal Pipe and Steel Corporation and its joint venture, of a maximum of US$2,548,125, subject to the same securities as those described in Note 10, repayable in monthly instalments of US$22,764, bearing interest at variable rates established under conditions described in the credit agreement and maturing on July 9, 2005. As at November 2, 2002, the effective rate was 5% based on prime rate plus 0.75%. As at November 2, 2002, Federal Pipe and Steel Corporation and its joint venture are not in compliance with certain financial ratios described in Note 10 and, accordingly, the debt has been reclassified as current debt	3,827	–
Loans at rates up to 9.25%, secured by buildings having a net book value of $4,114,343, maturing up to 2010	930	6,387
Loans at rates up to 9.72%, secured by machinery, automotive equipment and computer software having a net book value of $914,546, maturing up to 2005	354	1,407
Term loan of a maximum of $40,000,000, secured by accounts receivable and inventories of the Company and its subsidiaries and by demand bonds totaling $180,000,000 issued in accordance with a mortgage deed on almost all of the Company's property in Canada, bearing interest at variable rates established under conditions described in the credit agreement, and completely reimbursed on August 16, 2002	–	39,802
	25,111	47,596
Current portion	6,669	46,312
	18,442	1,284

Principal payments required for the next five years are as follows:

	$
2003	6,669
2004	3,286
2005	14,723
2006	102
2007	102

12. CONTINGENCIES

The Company is involved in litigations and claims associated with normal course of operations. Moreover, a subsidiary's shareholder instituted proceedings in the amount of $5,000,000 for damages and interest and oppression.

The Company has contested these claims and in the opinion of its legal counsel, these lawsuits are not founded; consequently, it is unlikely that they will have a significant impact on the financial position of the Company and its subsidiaries. Therefore, no provision was recorded in the financial statements. Any settlement resulting from these proceedings will be charged to earnings in the year incurred.

13. COMMITMENTS

As at November 2, 2002, the balance of commitments under lease agreements for premises, office technology, automotive equipment and computer support and maintenance amounts to $19,299,611, including the amount of $3,254,984 from the joint venture FederAlpha Steel LLC. The minimum rental payments for the next five years are as follows:

	$
2003	5,211
2004	4,803
2005	3,541
2006	2,899
2007	2,178

The Company has provided a letter of guaranty for an amount of $500,000 and a letter of credit for an amount of US$1,969,380 (US$1,350,000 in 2001) maturing in December, 2002.

14. SHARE CAPITAL

Authorized, in unlimited number, without par value

Class A shares, entitled to ten votes per share. Each share is convertible, at the option of its holder, into one Class B subordinate share

Class B subordinate shares, entitled to one vote per share, convertible under certain circumstances into Class A shares

Preferred shares, issuable in series

	November 2, 2002 $	November 3, 2001 $
Issued		
3,550,567 Class A shares	5,135	5,135
6,918,446 Class B subordinate shares	29,639	29,639
	34,774	34,774

a) Transactions during the years

In 2001, purchase of 70,500 Class B subordinate shares for a cash consideration of $353,205.

b) Reserved shares

6,832,843 Class B subordinate shares have been reserved for the following:

745,000 for the stock option plan.

2,537,276 to cover the conversion rights related to the debentures described in Note 15.

3,550,567 to cover the conversion rights related to Class A shares.

c) Stock option plan

Under the Stock option plan (the "plan"), options are granted to directors and officers. The plan establishes that each year options are granted based on certain conditions described in the plan, at a price equal to the closing price of the related shares on the day preceding the granting of the options. Options generally may be exercised between the third or the fifth anniversary and the seventh anniversary of the date of grant. As at November 2, 2002, the expiry dates extend to March 19, 2012.

14. SHARE CAPITAL (continued)

c) Stock option plan (continued)

As of November 2, 2002, 369,000 options were issued and outstanding as follows:

	Options outstanding			Options exercisable	
Range of exercice price	Number	Weighted average remaining contractual life	Exercise price, weighted average $	Number	Exercise price, weighted average $
4.00 to 5.50	361,000	5.2	5.13	257,000	5.07
5.51 to 7.00	8,000	4.7	7.00	8,000	7.00
	369,000	5.2	5.17	265,000	5.13

During the year, the number of options has changed as follows:

	November 2, 2002		November 3, 2001	
	Exercise price, weighted average $	Number of options	Exercise price, weighted average $	Number of options
Balance, beginning of year	5.20	400,000	5.20	462,000
Granted	4.41	34,000	5.35	32,000
Cancelled	4.94	(65,000)	5.26	(94,000)
Balance, end of year	5.17	369,000	5.20	400,000
Options exercisable at year-end		265,000		272,000

d) Earnings per share

	November 2, 2002		
	Loss $	Shares	Per share amount $
BASIC AND DILUTED LOSS PER SHARE			
Loss available to common shareholders	(6,330)		
Plus: accretion of equity component of the convertible debentures	(1,566)		
Loss available to common shareholders	(7,896)	10,469,013	(0.75)

14. SHARE CAPITAL (continued)

d) Earnings per share (continued)

	November 3, 2001		
	Loss $	Shares	Per share amount $
BASIC AND DILUTED LOSS PER SHARE			
Loss available to common shareholders	(3,021)		
Plus: accretion of equity component of the convertible debentures	(1,375)		
Loss available to common shareholders	(4,396)	10,476,994	(0.42)

The securities that could potentially dilute basic earnings per share in the future, but that were not considered in the diluted loss per share since they were anti-dilutive on November 2, 2002 and November 3, 2001, are the convertible debentures and stock options.

15. CONVERTIBLE DEBENTURES

On July 21, 1994, the Company issued subordinated debentures with a par value of $8,158,000, 8%, convertible at the holder's option into Class B subordinated shares at a conversion price of $7 per share up to maturity date on August 4, 2004. The debentures are redeemable up to their maturity date at par plus accrued and unpaid interest provided that the weighted average trading price of the subordinate voting shares on Stock Exchange during the 20 consecutive trading days ending five days before the date on which the notice of redemption was given is at least $8.75 from August 6, 1999 to August 4, 2001 and is at $7 thereafter. The Company may, at its option, pay the principal amount in freely tradeable subordinate shares.

On May 16, 1996, the Company issued an aggregate amount of $19,000,000 in subordinated debentures, 7.25%, convertible at the holder's option into Class B subordinated shares at a conversion price of $6.25 per share at any time prior to May 29, 2001 and at a conversion price of $7.75 per share thereafter and up to maturity date on May 29, 2006. However, from May 29, 1999 to May 29, 2001, the debentures were exchangeable at the Company's option for subordinate voting shares at par plus accrued and unpaid interest, provided that the weighted average trading price of the subordinate voting shares on Stock Exchange during the 20 consecutive trading days ending five days before the date on which the notice of exchange was given exceeded $7.81. On May 30, 2001, they were redeemable at par plus accrued and unpaid interest. After this date, these debentures were redeemable at par plus accrued and unpaid interest, provided that the weighted average trading price of the subordinate voting shares on Stock Exchange during the 20 consecutive trading days ending five days before the date on which the notice of redemption was given is at least $9.69 from May 31, 2001 to May 29, 2003 and $7.75 thereafter. The Company may, at its option from May 30, 2001, pay the principal amount in freely tradable subordinate shares.

The convertible debentures are presented according to their component parts. The financial liability component representing interest obligation is presented as a liability and the equity component representing the conversion option held by the holder and the settlement option in shares held by the Company is presented in shareholders' equity.

The interest expense related to the liability component is charged to income and the accretion related to the equity component is charged to retained earnings, net of income taxes.

On May 30, 2001, the Company early redeemed subordinated debentures, 7.25%, for a cash consideration of $7,815,500 representing par value. The financial liability component and the equity component were reduced by $2,135,500 and $5,680,000, respectively, based on their relative fair values on May 30, 2001.

A loss amounting to $234,000, included in interest on long-term debt and on convertible debentures for the year ended November 3, 2001, represents the difference between the consideration attributable to the financial liability component and its carrying value at the purchase date. A gain of the same amount has been included in the accretion of equity component of the convertible debentures account in the statements of retained earnings representing the difference between the consideration attributable to the equity component of convertible debentures and its carrying value at the purchase date.

16. PENSION PLANS

The Company has defined benefit pension plans covering certain of its employees. The cost of pension benefits earned by employees is determined using the projected benefit method prorated on services.

Based on most recent actuarial calculations, as at November 2, 2002, the information related to these defined benefit pension plans can be summarized as follows:

	November 2, 2002 $	November 3, 2001 $
ACCRUED BENEFIT OBLIGATION		
Accrued benefit obligation, beginning of year	5,308	4,611
Current services cost	151	141
Employees' contributions	44	59
Interest cost	329	317
Benefits paid	(464)	(225)
Actuarial (gains) losses	(90)	405
Plan amendments	126	–
ACCRUED BENEFIT OBLIGATION, END OF YEAR	5,404	5,308
PLAN ASSETS		
Fair value of plan assets, beginning of year	4,478	5,122
Actual return on plan assets	(272)	(407)
Employer contributions	123	(71)
Employees' contributions	44	59
Benefits paid	(464)	(225)
FAIR VALUE OF PLAN ASSETS, END OF YEAR	3,909	4,478
ACCRUED BENEFIT LIABILITIES		
Plan deficit	(1,495)	(830)
Unamortized actuarial losses	1,251	779
Unamortized past service costs	126	–
ACCRUED BENEFIT LIABILITIES	(118)	(51)

The most important actuarial assumptions used in order to evaluate the accrued benefit obligations can be summarized as follows:

	November 2, 2002 %	November 3, 2001 %
Discount rate	6.25	6.75
Expected long-term rate of return on plan assets	7.00	8.00
Rate of compensation increase	3.00	3.50

The net expense for the Company's benefit plans is as follows:

	November 2, 2002 $	November 3, 2001 $
Current service cost	151	141
Interest cost	329	317
Expected return on plan assets	(303)	(403)
Amortization of actuarial loss	13	–
Net benefit plan expense	190	55

17. RELATED PARTY TRANSACTIONS

	November 2, 2002 $	November 3, 2001 $
Parent company		
Administrative expenses	850	850
Company subject to significant influence (prior to control acquisition – Refer to Note 5)		
Sales and other revenue	–	83
Purchases and other expenses	–	2,452
Net rental revenue	–	99
Companies under significant influence of a director		
Sales and other revenue	4,088	5,509
Purchases and other expenses	932	66
Rental revenue	66	133

These transactions are in the normal course of operations and are measured at the exchange amount.

The amounts receivable totalling $1,087,279 ($653,999 in 2001) and the amounts payable totalling $248,654 ($124,733 in 2001) in relation to these transactions are included in accounts receivable and accounts payable, respectively.

During the year 2001, a subsidiary of the Company sold a building and a piece of land to a company under the significant influence of close relatives of one director. The consideration received amounts to $1,135,000. The transaction has been measured at the carrying value.

18. SEGMENTED INFORMATION

	November 2, 2002			
Geographic segments	Canada $	United States $	Eliminations $	Consolidated $
External revenue	382,155	140,746	–	522,901
Disposal between geographic segments	12,899	584	(13,483)	–
SALES	395,054	141,330	(13,483)	522,901
Interest income	(483)	(157)	303	(337)
Interest expense	7,551	2,761	(303)	10,009
NET INTEREST EXPENSE	7,068	2,604	–	9,672
Amortization	7,258	1,352	–	8,610
Income taxes	2,854	(2,848)	–	6
Net earnings (net loss)	3,931	(10,261)	–	(6,330)
Segmented assets	241,894	64,006	–	305,900
Segmented capital expenditures	7,871	1,913	(600)	9,184

18. SEGMENTED INFORMATION (continued)

	November 3, 2001			
Geographic segments	Canada $	United States $	Eliminations $	Consolidated $
External revenue	405,972	182,410	–	588,382
Disposal between geographic segments	19,635	627	(20,262)	–
SALES	425,607	183,037	(20,262)	588,382
Interest income	(411)	(297)	281	(427)
Interest expense	10,206	3,495	(281)	13,420
NET INTEREST EXPENSE	9,795	3,198	–	12,993
Amortization	7,072	1,598	–	8,670
Income taxes	2,695	(4,703)	–	(2,008)
Share in net earnings of the company subject to significant influence	2	–	–	2
Net earnings (net loss)	4,997	(8,018)	–	(3,021)
Segmented assets	245,343	86,660	–	332,003
Segmented capital expenditures	7,101	830	–	7,931

The Company derives its revenue primarily from the distribution of steel. The reportable segments of Leroux Steel Inc. are operating units managed on a geographical basis. The operating units with similar economic characteristics have been aggregated into larger geographical sectors, according to the disparities of the target markets.

Management of the Company assesses the performance of the operating units aggregated by sector based on net earnings.

The Company accounts for intersegment sales and transfers, if any, at exchange values.

The accounting policies used to determine segment earnings and intersegment transfers, and to measure segment assets are the same as those described in the summary of significant accounting policies.

19. FINANCIAL INSTRUMENTS

a) Foreign exchange risk

The Company realizes a significant portion of its activities in foreign currencies and enters into foreign exchange contracts in order to manage its foreign exchange risk. On November 2, 2002, the Company is committed to sell under foreign exchange contracts US$5.5 million for Canadian dollars (US$10.5 million in 2001) at an average rate of $1.57 ($1.55 in 2001) over a period extending up to January 15, 2003 and to buy US$4.0 million for Canadian dollars (nil in 2001) at an average rate of $1.56 over a period extending up to December 4, 2002.

In addition, the Company is exposed to foreign exchange risk due to sales by a subsidiary on the American market. This risk has been mitigated by the purchases and the operating charges incurred in US currency.

As at November 2, 2002, assets and liabilities include the following amounts transacted in US currency:

	$
Accounts receivable	23,808
Accounts payable	18,527
Bank loans	24,069
Long-term debt	3,827

19. FINANCIAL INSTRUMENTS (continued)

b) Interest rate risk

Federal Pipe and Steel Corporation concluded an interest rate swap agreement to minimize risk associated to interest rate fluctuations on long-term debt. This agreement covers the conversion of floating rates into fixed rates and matures on September 22, 2003. As at November 2, 2002 and November 3, 2001, the subsidiary had obligations on which fixed interest rate of 5.3925% was due on notional amounts of US$3,210,417 and US$3,692,083, respectively. The notional amount used to calculate net interest paid or received on an interest rate swap is not recorded in the financial statements, since this notional amount is not exchanged by the considerations and therefore is not a risk measure. Furthermore, the subsidiary did not designate this financial instrument as an hedge.

c) Credit risk

In the normal course of its operations, the Company evaluates financial conditions of its client and reviews the credit background of new clients. The Company is not exposed to any significant risk with respect to a single client.

d) Fair value of financial instruments

The fair value of cash, accounts receivable, bank overdraft, bank loans and accounts payable approximates their carrying value due to their forthcoming maturities.

The fair value of the mortgage loan, based on the discounted value of future cash flows at the interest rate for a loan with similar terms and conditions and a similar maturity date at the balance sheet date, is $482,471 ($497,783 in 2001).

The fair value of items included in the long-term debt approximates their carrying value since most of them are bearing interest at floating rates or at fixed rates comparable to market rates.

The fair value of the liability component of convertible subordinated debentures, based on the discounted value of future cash flows at the interest rate available to the Company for a loan with similar terms and conditions and a similar maturity date at the balance sheet date, is $3,246,565 ($3,854,743 in 2001).

The fair value of the interest rate swap based on quotes obtained from the Company's broker for similar instruments is negative of $166,031.

The fair value of the foreign exchange contracts based on quotes obtained for similar instruments amounts to $51,405.

20. COMPARATIVE FIGURES

Certain figures for 2001 have been reclassified in order to conform to the presentation adopted in the current year.

PART II

Exhibit (2)(g)

Management's Report

Management is responsible for the integrity and fair presentation of the consolidated financial statements and other information in the annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Canada. Financial and operating data elsewhere in the annual report are consistent with those contained in the consolidated financial statements.

The Company's policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable and that assets are adequately accounted for and safeguarded.

The consolidated financial statements have been reviewed by the Audit Committee and have been approved by the Board of Directors. In addition, the consolidated financial statements have been audited by Arthur Andersen LLP, Chartered Accountants.

In the opinion of management, these financial statements incorporate, within reasonable limits, all important elements and data available at December 3, 2001.

Gilles Leroux
Chairman of the Board and Chief Executive Officer
December 3, 2001

Auditors' Report

To the Shareholders of Leroux Steel Inc.

We have audited the consolidated balance sheets of LEROUX STEEL INC. as at November 3, 2001 and October 28, 2000 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 3, 2001 and October 28, 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Arthur Andersen LLP
Chartered Accountants
Montreal, Canada
December 3, 2001
(January 25, 2002 for the note 2a)

(the accompanying notes are an integral part of these consolidated financial statements)

Consolidated Balance Sheets

(in thousands of dollars)

AS AT	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
ASSETS		
CURRENT ASSETS		
Cash	**710**	-
Accounts receivable	**104,503**	127,609
Inventories	**122,469**	170,884
Income taxes receivable	**3,421**	-
Future income taxes	**1,662**	1,555
Prepaid expenses	**2,307**	2,074
	235,072	302,122
INVESTMENTS (Note 6)	**451**	943
CAPITAL ASSETS (Note 7)	**91,039**	94,279
FUTURE INCOME TAXES	**1,514**	-
GOODWILL, at amortized cost	**1,688**	1,876
DEFERRED CHARGES, at amortized cost (Note 8)	**277**	630
OTHER ASSETS, at cost	**96**	237
	330,137	400,087
LIABILITIES		
CURRENT LIABILITIES		
Bank overdraft	-	2,851
Bank loans (Note 9)	**88,698**	104,074
Accounts payable	**55,497**	84,039
Income taxes payable	-	9,301
Future income taxes	**28**	102
Current portion of debt component of the convertible debentures (Note 13)	**952**	1,186
Current portion of long-term debt (Note 10)	**46,312**	1,521
	191,487	203,074
LONG-TERM DEBT (Note 10)	**1,284**	48,794
FUTURE INCOME TAXES	**2,552**	3,614
NON-CONTROLLING INTEREST	**2,453**	1,997
DEBT COMPONENT OF THE CONVERTIBLE DEBENTURES (Note 13)	**3,341**	6,281
	201,117	263,760
COMMITMENTS (Note 11)		
SHAREHOLDERS' EQUITY		
Share capital (Note 12)	**34,774**	35,076
Convertible debentures (Note 13)	**15,515**	19,192
Cumulative foreign currency translation adjustment	**3,526**	2,407
Retained earnings	**75,205**	79,652
	129,020	136,327
	330,137	400,087

Approved on behalf of the Board:

Gilles Leroux
Director

Claude Perrotte
Director

Consolidated Statements of Income

(in thousands of dollars)

FOR THE YEARS ENDED	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
NET SALES	588,382	680,961
COST OF SALES AND EXPENSES		
Cost of sales and operating expenses	571,359	622,871
Interest on long-term debt and on convertible debentures	4,585	5,020
Other interests	8,408	8,796
Amortization - capital assets	8,356	7,760
Amortization - goodwill	188	163
Amortization - deferred charges	90	64
	592,986	644,674
INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS	(4,604)	36,287
INCOME TAXES (Note 5)	(2,008)	15,240
INCOME (LOSS) BEFORE OTHER ITEMS	(2,596)	21,047
SHARE IN NET INCOME OF THE COMPANY SUBJECT TO SIGNIFICANT INFLUENCE	2	110
NON-CONTROLLING INTEREST	(427)	(569)
NET INCOME (NET LOSS)	(3,021)	20,588
EARNINGS (LOSS) PER SHARE	(0.42)	1.90
EARNINGS (LOSS) PER SHARE - FULLY DILUTED	(0.42)	1.41
AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR	10,476,994	10,530,823

Consolidated Statements of Retained Earnings

(in thousands of dollars)

FOR THE YEARS ENDED	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
BALANCE, beginning of year	79,652	59,721
Net income (net loss)	(3,021)	20,588
Accretion of equity component of the convertible debentures (less income taxes of $394 [2000 - $385])	(1,375)	(628)
Premium on purchase of Class A shares and Class B subordinate shares	(51)	(29)
BALANCE, end of year	75,205	79,652

(the accompanying notes are an integral part of these consolidated financial statements)

(the accompanying notes are an integral part of these consolidated financial statements)

Consolidated Statements of Cash Flows

(in thousands of dollars)

FOR THE YEARS ENDED	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
OPERATING ACTIVITIES		
Net income (net loss)	(3,021)	20,588
Items not affecting cash		
Amortization	8,670	8,020
Non-controlling interest	427	569
Future income taxes	(2,757)	164
Loss (gain) on disposal of capital assets	(198)	10
Loss on purchase of convertible debentures	234	-
Share in net income of the company subject to significant influence	(2)	(110)
	3,353	29,241
Net changes in non-cash working capital items	29,220	(28,870)
	32,573	371
INVESTING ACTIVITIES		
Business acquisitions	(654)	-
Proceeds from disposal of investments	12	11
Acquisition of capital assets	(5,889)	(13,147)
Proceeds from disposal of capital assets	3,601	2,628
Deferred charges	-	(381)
Acquisition of other assets	(15)	(5)
Proceeds from disposal of other assets	5	48
	(2,940)	(10,846)
FINANCING ACTIVITIES		
Changes in bank loans	(15,154)	13,574
Increase in long-term debt	398	511
Repayment of long-term debt	(3,096)	(2,651)
Issue of Class B subordinate shares	-	80
Purchase of Class A and Class B subordinate shares	(353)	(167)
Purchase of convertible debentures	(7,815)	-
Accretion, net of income taxes, of the equity component of the convertible debentures	(643)	(628)
	(26,663)	10,719
EFFECT OF EXCHANGE RATE CHANGES ON CASH	591	332
CASH AND CASH EQUIVALENTS INCREASE	3,561	576
BANK OVERDRAFT, beginning of year	(2,851)	(3,427)
CASH (BANK OVERDRAFT), end of year	710	(2,851)

Cash flows include the following items:

Interest paid	12,587	13,940
Income taxes paid	11,055	9,036

Notes to Consolidated Financial Statements

November 3, 2001 and October 28, 2000 (tabular amounts are in thousands of dollars)

1. Statutes of incorporation and nature of activities

The Company, incorporated under Part IA of the Québec Companies Act, operates mainly as a steel products distributor in Canada and the United States.

The year ended November 3, 2001, includes 53 weeks compared to 52 weeks for the year ended October 28, 2000.

2. Significant accounting policies

a) Financial statements presentation

These consolidated financial statements have been prepared in accordance with accounting principles that apply to a going concern. Credit facilities and long-term debt of the Company mature on May 31, 2002 whereas those of its subsidiary, Federal Pipe and Steel Corporation, mature on March 31, 2002. Therefore, these debts have been presented under current liability. On January 25, 2002, the Company received a letter of intent from a lender regarding the financing of Federal Pipe and Steel Corporation for credit facilities similar terms to those of the current facilities. This proposal will be subject to a due diligence review that will be performed by the lender shortly. The Company is also pursuing ongoing discussions with its Canadian lenders in order to renew its credit facilities. The Company's management is confident to conclude financing agreements for both its Canadian and American operations so that it can conduct its current operations as well as those of its subsidiary in the normal course of business.

b) Consolidation

The consolidated financial statements, expressed in Canadian dollars, include the accounts of the Company and those of its subsidiaries:

SUBSIDIARIES NAME	OWNERSHIP INTEREST
Poutrelles Delta Inc. and its subsidiary, Delta Steel Joist, Inc.	66.67%
Dollard Steel Inc.	100.00%
Armabec Inc.	100.00%
Boen Steel Corp.	100.00%
E. Ennis and Company Limited	100.00%
Federal Pipe and Steel Corporation	100.00%
La Corporation d'acier Richler	100.00%
Transfo-Métal Inc.	100.00%
3891810 Canada Inc.	100.00%

c) Use of estimates

The presentation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Foreign currency translation

Self-sustaining subsidiaries

Foreign subsidiaries of the Company are considered self-sustaining. As a result, their financial statements are converted according to the current rate method.

Based on this method, assets and liabilities are converted at the exchange rate in effect at the balance sheet date and revenue and expense items are translated at the average year rate. Translation adjustments resulting from exchange rate fluctuations are included in Cumulative foreign currency translation adjustment in the Shareholders' Equity.

Foreign currency transactions

Except for transactions for which the Company has entered into forward foreign exchange contract, monetary assets and liabilities are translated into Canadian dollars at the exchange rate prevailing at year-end and nonmonetary assets and liabilities at their historical rate. Revenue and expense accounts are translated using the average exchange rates prevailing during the year, except for inventories and amortization which are translated at their historical rates. Translation gains and losses are included in the statements of income.

Monetary items in foreign currencies included in current assets and liabilities, hedged by forward foreign exchange contracts, are translated using the average exchange rate of these contracts prevailing at year-end. Gains and losses on forward foreign exchange contracts are included in the revenues in the same period as the related export sales.

(tabular amounts are in thousands of dollars)

2. Significant accounting policies (cont'd 1)

e) Derivative financial statements

The Company manages its foreign exchange exposure through the use of derivative financial instruments. Derivatives used are part of the Company's risk management strategy, are initially designated as an hedge, and their effectiveness is monitored on a constant basis. The Company does not use derivatives for trading purposes.

f) Inventory valuation

Inventories are valued at the lower of cost and net realizable value, the cost being determined using the average cost method.

g) Investments

The interest in the company subject to significant influence is accounted for using the equity method until July 29, 2001, when the Company acquired control and commenced to consolidate the accounts of this company.

h) Capital assets

Capital assets are accounted for at cost.

Amortization of capital assets is calculated at the following methods and rates:

	Methods	Rates
Buildings	straight-line	2 ½ and 5%
Land improvements	straight-line	5%
Machinery and equipment	straight-line	5 and 10%
Leasehold improvements	straight-line	12 ½ and 20%
Automotive equipment	straight-line	20%
Planes	diminishing balance	15%
Furniture	diminishing balance	20%
Office technology, computer and telephone systems	straight-line	8 and 33 ⅓%

i) Goodwill

Goodwill is recorded at cost and amortized over a 15-year period, using the straight-line method. The Company assesses annually the fair value of the unamortized cost of goodwill and the period over which the economic benefits will subside. The fair value is based on the sales from current customers and an estimate of future operating profit.

j) Deferred charges

Issue expenses related to the debt component of the debentures are amortized on the straight-line method over the term of the debentures.

Pre-operating expenses are amortized on a straight-line basis over three and five years.

The Information Management System project expenses are amortized on the straight-line method over a five-year period.

k) Net earnings per share

To calculate the net earnings per share, the accretion of the equity component of the convertible debentures is deducted from net income.

The net earnings per share is determined by using the weighted average number of shares outstanding during the year. The treasury stock method is used to calculate the diluted earnings per share. This method assumes that the proceeds received upon exercise or conversion of dilutive securities would be used to purchase subordinate shares at the average market price during the financial year.

l) Pension plans

The Company has defined benefit pension plans covering certain of its employees. The cost of pension benefits earned by employees is determined using the projected benefit method prorated on services. Pension costs are determined periodically by independent actuaries. Pension expense is charged to operations and includes:

i) the cost of pension benefits provided in exchange for employees' services rendered during the year;

ii) the interest cost of pension obligations, the return on pension fund assets and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method prorated on services.

2. Significant accounting policies (cont'd 2)

m) **Stock option plan**

The Company has a stock option plan where options to purchase subordinate shares are issued to directors and officers. No compensation expense is recognized for these plans when shares or share options are issued. Any consideration paid on the exercise of options is credited to share capital.

n) **Cash and cash equivalents**

The Company's cash and cash equivalents include cash and bank overdraft representing outstanding cheques. Bank loans or bank overdraft representing credit facility are not included in cash and cash equivalents. They are considered as a financing activity.

3. Change in accounting policies

During the year 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of diluted earnings per share. The change in accounting policy has been applied retroactively and had no impact on the diluted earnings per share for the years ended November 3, 2001 and October 28, 2000.

During the year 2001, the Company adopted retroactively the new recommendations of the Canadian Institute of Chartered Accountants concerning income taxes. The change in accounting policy had no significant impact on the Company's retained earnings as at October 29, 2000 and on the current net loss.

During the year 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants concerning the employee future benefits. The effect of the resulting change from the accounting policies applied in the previous years has been accounted for on a prospective basis and had no significant impact on the net income for the year ended October 28, 2000.

4. Business acquisitions

On October 28, 2000, the Company owned 40% of Transfo-Métal Inc. On July 29, 2001, the Company acquired an additional investment of 20% (representing 20,000 shares) for a cash consideration of $166,073, bringing the investment at 60%. The transaction was accounted for under the purchase method. Operating results of Transfo-Métal Inc. are included in these consolidated financial statements from the date of acquisition based on the Company's interest. The company acquired operates mainly in the steel transformation industry.

Net assets acquired were as follows:	2001 $
Cash and cash equivalents	(6)
Current assets	621
Capital assets	1,288
Other long-term assets	3
Current liabilities	(685)
Long-term debt	(6)
Future income taxes	(235)
Non-controlling interest	(332)
	648
Less: Investment at equity method	482
Net asset acquired	166
Cash consideration	166

On November 2, 2001, the Company acquired the remaining interest of 40% in Transfo-Métal Inc. for a cash consideration of $332,000.

On October 1, 2001, Dollard Steel Inc., a wholly-owned subsidiary of the Company, acquired the assets of a company representing mainly capital assets for a cash consideration of $150,001. The transaction was accounted for under the purchase method.

(tabular amounts are in thousands of dollars)

(tabular amounts are in thousands of dollars)

5. Income taxes

Reconciliation of the basic income tax rate and the effective income tax rate:

	NOVEMBER 3 2001 %	OCTOBER 28 2000 %
Basic rate	35.3	39.3
Surtaxes and large corporations tax	(5.7)	1.9
Non-deductible items	(3.2)	0.9
Income tax rate adjustment	10.7	-
Future income taxes adjustment	(1.0)	0.5
Recognition of previously unrecorded tax benefits of subsidiaries	1.2	(0.2)
Rate variance - US subsidiaries	6.3	(0.4)
Effective rate	43.6	42.0

	$	$
Income taxes break down as follows:		
Current	749	15,076
Future	(2,757)	164
	(2,008)	15,240

Future income tax assets and liabilities result from the following:

	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
FUTURE TAX ASSETS		
SHORT-TERM		
Tax losses carried forward	1,662	-
Inventories	-	1,555
	1,662	1,555
LONG-TERM		
Tax losses carried forward	1,514	-
	1,514	-
FUTURE TAX LIABILITIES		
SHORT-TERM		
Holdbacks on contracts	28	102
	28	102
LONG-TERM		
Capital assets	2,552	3,614
	2,552	3,614

6. Investments

	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
Transfo-Métal Inc., held at 40%		
40,000 common shares	-	330
150,000 non-voting preferred shares	-	150
Mortgage loan, 8%, payable by monthly installments up to 2004	451	463
	451	943

7. Capital assets

	NOVEMBER 3, 2001		
	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $
Land	9,547	-	9,547
Buildings	60,775	8,112	52,663
Land improvements	1,790	309	1,481
Machinery and equipment	35,322	18,410	16,912
Leasehold improvements	2,555	1,579	976
Automotive equipment	5,851	4,963	888
Furniture, office technology, computer and telephone systems	18,350	9,778	8,572
	134,190	43,151	91,039

	OCTOBER 28, 2000		
	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $
Land	9,602	-	9,602
Buildings	61,252	6,604	54,648
Land improvements	1,727	236	1,491
Machinery and equipment	30,949	14,271	16,678
Leasehold improvements	1,975	1,405	570
Automotive equipment and planes	8,487	5,457	3,030
Furniture, office technology, computer and telephone systems	14,044	6,158	7,886
Deposit on planes	374	-	374
	128,410	34,131	94,279

Revenue producing properties have a cost of $1,279,116 (2000 - $6,636,721) and accumulated amortization of $267,087 (2000 - $845,229).

8. Deferred charges

	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
Issue expenses related to the debt component of the debentures	149	182
Pre-operating expenses	34	81
Information management system projects	94	367
	277	630

9. Bank loans

The Company and its subsidiaries have credit facilities of $85,000,000 ($85,000,000 in 2000) with Canadian banks and of US$25,000,000 (US$28,000,000 in 2000) with an American bank at variable rates established under conditions described in the credit agreements. On November 3, 2001, the effective rate was of 6.05% for Canadian loans, and at the bank's cost of funds for US loans, being 6.5%. The credit facilities of the Company are maturing on May 31, 2002 and those of its subsidiary Federal Pipe and Steel Corporation mature on October 31, 2001. The Company and its subsidiary, Federal Pipe and Steel Corporation, did not yet conclude a renewal agreement on November 3, 2001. Refer to Note 2 a).

The credit facilities are secured by accounts receivable and inventories of the Company and by demand bonds of $180,000,000 ($180,000,000 in 2000) issued in accordance with a mortgage deed on almost all of the property in Canada.

Under the conditions of the credit agreement, the Company and its subsidiaries must satisfy certain covenants as to minimum financial ratios. On November 3, 2001, the subsidiary, Federal Pipe and Steel Corporation, does not meet certain financial ratios. The creditor of Federal Pipe and Steel Corporation has waived the Company's requirement to meet its ratios and extended the credit facilities until March 31, 2002. Refer to Note 2a).

(tabular amounts are in thousands of dollars)

(tabular amounts are in thousands of dollars)

10. Long-term debt

	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
Term loan of a maximum of $40,000,000, subject to the same securities as those described in Note 9 concerning facilities maturing on May 31, 2002 and bearing interest at variable rates established under conditions described in the credit agreement. As at November 3, 2001, the effective rate was 6.05%	**39,802**	39,759
Loans at rates up to 8.90%, secured by machinery, automotive equipment and computer software having a net book value of $509,144, maturing up to 2005	**6,387**	6,754
Loans at rates up to 8.90%, secured by machinery, automotive equipment and computer software having a net book value of $509,144, maturing up to 2005	**1,407**	3,802
	47,596	50,315
Current portion	**46,312**	1,521
	1,284	48,794

Principal payments required for the next five years are as follows:

	NOVEMBER 3 2001 $
2002	**46,312**
2003	**534**
2004	**209**
2005	**108**
2006	**102**

11. Commitments

As at November 3, 2001, the balance of commitments under lease agreements for premises, automotive equipment, airplane and computer system amounts to $21,781,273. The minimum rental payments for the next five years are as follows:

	NOVEMBER 3 2001 $
2002	**7,085**
2003	**5,018**
2004	**3,650**
2005	**2,651**
2006	**1,877**

The Company has provided letters of credit for total amounts of $2,149,470 (US$1,350,000) maturing in December 2001.

12. Share capital

Authorized

Unlimited number of Class A shares, entitled to ten votes per share. Each share is convertible, at the option of its holder, into one Class B subordinate share, without par value

Unlimited number of Class B subordinate shares, entitled to one vote per share, convertible under certain circumstances into Class A shares, without par value

Unlimited number of preferred shares, without par value and issuable in series

	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
Issued		
3,550,567 Class A shares	**5,135**	5,135
6,918,446 subordinate shares (2000 - 6,988,946)	**29,639**	29,941
	34,774	35,076

a) Transactions during the years

- In 2001, purchase of 70,500 Class B subordinate shares for a cash consideration of $353,205. In 2000, purchase of 200 Class A shares and 32,200 Class B subordinate shares for a cash consideration of $1,013 and $166,046, respectively.
- In 2000, issuance of 20,000 Class B subordinate shares pursuant to the stock option plan for a cash consideration of $80,000.
- In 2000, issuance of 14 Class B subordinate shares upon redemption and conversion of $100 of convertible debentures.

b) Reserved shares

- 6,832,843 (2000 - 8,429,682) Class B subordinate shares have been reserved for the following:
- 745,000 for the stock option plan.
- 2,537,276 (2000 - 4,134,115) to cover the conversion rights related to the debentures described in Note 13.
- 3,550,567 to cover the conversion rights related to Class A shares.

c) Stock option plan

Under the stock plan, options are granted to directors and officers at prices ranging from $4 to $7 per share and with maturity dates up to May 28, 2011.

As of November 3, 2001, 400,000 options were issued and outstanding as follows:

	OPTIONS OUTSTANDING		OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE $	NUMBER	EXERCISE PRICE, WEIGHTED AVERAGE $	NUMBER	EXERCISE PRICE, WEIGHTED AVERAGE $
4.00 to 5.50	392,000	5.16	264,000	5.08
5.51 to 7.00	8,000	7.00	8,000	7.00
	400,000	5.20	272,000	5.14

During the year, the number of options has varied as follows:

	NOVEMBER 3, 2001		OCTOBER 28, 2000	
	EXERCISE PRICE, WEIGHTED AVERAGE $	NUMBER OF OPTIONS $	EXERCISE PRICE, WEIGHTED AVERAGE $	NUMBER OF OPTIONS $
Balance, beginning of year	**5.20**	**462,000**	4.79	235,000
Granted	**5.35**	**32,000**	5.47	272,000
Exercised	**-**	**-**	4.00	(20,000)
Cancelled	**5.26**	**(94,000)**	5.25	(25,000)
Balance, end of year	**5.20**	**400,000**	5.20	462,000
Options exercisable at year-end		**272,000**		302,000

(tabular amounts are in thousands of dollars)

(tabular amounts are in thousands of dollars)

12. Share capital (cont'd)

d) Earnings per share

NOVEMBER 3, 2001

	INCOME (LOSS) $	SHARES	PER SHARE AMOUNT $
Basic and diluted earnings (loss) per share			
Income (loss) available to common shareholders	(3,021)		
Less:			
Accretion of equity component of the convertible debentures	(1,375)		
Income (loss) available to common shareholders	(4,396)	10,477	(0.42)

The securities that could potentially dilute basic earnings per share in future, but that were not considered in the diluted earnings (loss) per share since they were anti-dilutive on November 3, 2001, are the convertible debentures and the stock option plan.

OCTOBER 28, 2000

	INCOME $	SHARES	PER SHARE AMOUNT $
Basic earnings per share			
Income available to common shareholders	20,588		
Less:			
Accretion of equity component of the convertible debentures	(628)		
Income available to common shareholders	19,960	10,531	1.90
Diluted earnings per share			
Effect of dilutive securities:			
Plus:			
Accretion of equity component of the convertible debentures	628		
Convertible debentures	628	4,421	
Stocks option		55	
Income available to common shareholders plus assumed conversions	21,216	15,007	1.41

13. Convertible debentures

On July 21, 1994, the Company issued subordinated debentures with a par value of $8,158,000, 8%, convertible at the holder's option into Class B subordinated shares at a conversion price of $7 per share up to maturity date on August 4, 2004. The debentures are redeemable up to their maturity date at par plus accrued and unpaid interest provided that the weighted average trading price of the subordinate voting shares on Stock Exchange during the 20 consecutive trading days ending five days before the date on which the notice of redemption was given is at least $8.75 from August 6, 1999 to August 4, 2001 and is at $7 thereafter. The Company may, at its option, pay the principal amount in freely tradeable subordinate shares.

On May 16, 1996, the Company issued an aggregate amount of $19,000,000 in subordinated debentures, 7.25%, convertible at the holder's option into Class B subordinated shares at a conversion price of $6.25 per share at any time prior to May 29, 2001 and at a conversion price of $7.75 per share thereafter and up to maturity date on May 29, 2006. However, from May 29, 1999 to May 29, 2001, the debentures were exchangeable at the Company's option for subordinate voting shares at par plus accrued and unpaid interest, provided that the weighted average trading price of the subordinate voting shares on Stock Exchange during the 20 consecutive trading days ending five days before the date on which the notice of exchange was given exceeded $7.81. On May 30, 2001, they were redeemable at par plus accrued and unpaid interest. After this date, these debentures are redeemable, at par plus accrued and unpaid interest, provided that the weighted average trading price of the subordinate voting shares on Stock Exchange during the 20 consecutive trading days ending five days before the date on which the notice of redemption was given is at least $9.69 from May 31, 2001 to May 29, 2003 and $7.75 thereafter. The Company may, at its option from May 30, 2001, pay the principal amount in freely tradable subordinate shares.

13. Convertible debentures (cont'd)

The convertible debentures are presented according to their component parts. The financial liability component representing interest obligation is presented as a liability and the equity component representing the conversion option held by the holder and the settlement option in shares held by the Company is presented in shareholders' equity.

The interest expense related to the liability component is charged to income and the accretion related to the equity component is charged to retained earnings, net of income taxes.

On May 30, 2001, the Company early redeemed subordinated debentures, 7.25%, for a cash consideration of $7,815,500 representing par value. The financial liability component and the equity component were reduced of $2,135,500 and $5,680,000, respectively, based on their relative fair values on May 30, 2001.

A loss amounting to $234,000, included in interest on long-term debt and in convertible debentures, represents the difference between the consideration attributable to the financial liability component and its carrying value at the purchase date. A gain of the same amount has been included in the accretion of equity component of the convertible debentures account in the statements of retained earnings representing the difference between the consideration attributable to the equity component and its carrying value at the purchase date.

14. Pension plans

The Company has defined benefit pension plans covering certain of its employees. The cost of pension benefits earned by employees is determined using the projected benefit method prorated on services.

Based on most recent actuarial calculations, as at November 3, 2001 (for the year ended November 3, 2001) and October 31, 2000 (for the year ended October 28, 2000), the information related to these defined benefit pension plans can be summarized as follows:

	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
Accrued benefit obligation		
Accrued benefit obligation, beginning of year	4,611	3,537
Adjustment resulting from applying new accounting recommendations	-	716
Accrued benefit obligation, as adjusted	4,611	4,253
Current service cost	141	156
Employees' contributions	59	57
Interest cost	317	307
Benefits paid	(225)	(162)
Actuarial losses	405	-
Accrued benefit obligation, end of year	5,308	4,611
Plan assets		
Fair value of plan assets, beginning of year	5,122	4,178
Actual return on plan assets	(407)	777
Employer contributions	(71)	272
Employees' contributions	59	57
Benefits paid	(225)	(162)
Fair value of plan assets, end of year	4,478	5,122
Accrued benefit assets (liabilities)		
Plan surplus (deficit)	(830)	511
Unamortized actuarial losses (gains)	779	(436)
Accrued benefit assets (liabilities)	(51)	75

(tabular amounts are in thousands of dollars)

(tabular amounts are in thousands of dollars)

14. Pension plans (cont'd)

The most important actuarial assumptions used in order to evaluate the accrued benefit obligations can be summarized as follows:

	NOVEMBER 3 2001 %	OCTOBER 28 2000 %
Discount rate	**6.75**	7.00
Expected long-term rate of return on plan assets	**8.00**	8.00
Rate of compensation increase	**3.50**	3.50

The net expense for the Company's benefit plans is as follows:

	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
Current service cost	**141**	156
Interest cost	**317**	307
Expected return on plan assets	**(403)**	(341)
Net benefit plan expense	**55**	122

15. Related party transactions

During the years, the Company has concluded the following transactions with related companies:

	NOVEMBER 3 2001 $	OCTOBER 28 2000 $
Parent company		
Administrative expenses	**850**	1,248
Company subject to significant influence (prior to control acquisition - Refer to Note 4):		
Sales and other revenues	**83**	153
Purchases and other fees	**2,452**	4,473
Net rental income	**99**	162
Companies under significant influence of close relatives of one director:		
Sales and otber revenues	**5,509**	5,208
Purchases and other fees	**66**	1,014
Rental income	**133**	66

These transactions are in the normal course of operations and are measured at the exchange amount.

On November 3, 2001, the amounts receivable of $653,999 (2000 - $795,712) and the amounts payable of $124,733 (2000 - $939,659) in relation to these transactions, are included in accounts receivable and accounts payable, respectively.

During the year 2001, a subsidiary of the Company sold a building and a land to a company under the significant influence of close relatives of one director. The consideration received amounts to $1,135,000. The transaction has been measured at the carrying value.

16. Segmented information

GEOGRAPHIC SEGMENTS	CANADA $	UNITED STATES $	ELIMINATIONS $	CONSOLIDATED $
				NOVEMBER 3, 2001
External revenues	405,972	182,410	-	588,382
Disposal between geographic segments	19,635	627	(20,262)	-
Sales	425,607	183,037	(20,262)	588,382
Interest income	(411)	(297)	281	(427)
Interest expense	10,206	3,495	(281)	13,420
Net interest expense	9,795	3,198	-	12,993
Amortization	7,072	1,598	-	8,670
Income taxes	2,695	(4,703)	-	(2,008)
Share in net income of the company subject to significant influence	2	-	-	2
Net income (net loss)	4,997	(8,018)	-	(3,021)
Segmented assets	243,477	86,660		330,137
Segmented capital expenditures	7,101	830		7,931

GEOGRAPHIC SEGMENTS	CANADA $	UNITED STATES $	ELIMINATIONS $	CONSOLIDATED $
				OCTOBER 28, 2000
External revenues	469,229	211,732	-	680,961
Disposal between geographic segments	18,658	1,247	(19,905)	-
Sales	487,887	212,979	(19,905)	680,961
Interest income	(81)	(749)	505	(325)
Interest expense	11,142	3,504	(505)	14,141
Net interest expense	11,061	2,755	-	13,816
Amortization	6,667	1,353	-	8,020
Income taxes	12,076	3,164	-	15,240
Share in net income of the company subject to significant influence	110	-	-	110
Net income	15,015	5,573	-	20,588
Segmented assets	292,050	108,037	-	400,087
Segmented capital expenditures	11,869	1,904	-	13,773

The Company derives its revenues primarily from the distribution of steel. The reportable segments of Leroux Steel Inc. are operating units managed on a geographical basis. The operating units with similar economic characteristics have been aggregated into larger geographical sectors, according to the disparities of the target markets.

The officers of the Company assess the performance of the operating units aggregated by sector based on net income.

The accounting policies used to determine segment profit or loss and measure segment assets are the same as those described in the summary of significant accounting policies.

(tabular amounts are in thousands of dollars)

(tabular amounts are in thousands of dollars)

17. Financial instruments

a) Foreign exchange risk

The Company realizes a significant portion of its activities in foreign currencies and enters into foreign exchange contracts in order to manage its foreign exchange risk. On November 3, 2001, the Company is committed to sell under foreign exchange contracts US$10.5 millions for Canadian dollars at an average rate of $1.55 over a period extending up to February 28, 2002.

In addition, the Company is exposed to foreign exchange risk due to sales by a subsidiary on the American market. This risk has been mitigated by the purchases and the operating charges incurred in US currency.

As at November 3, 2001, assets and liabilities include the following amounts transacted in US currency:

	$
Accounts receivable	36,770
Accounts payable	21,926
Bank loans	42,584
Long-term debt	5,961

b) Credit risk

The Company provides credit to its clients in the normal course of its operations. It carries out, on a continuing basis, credit evaluations of its clients and reviews the credit background of new clients. The Company is not exposed to any significant risk with respect to a single client.

c) Fair value of financial instruments

The fair value of cash, accounts receivable, bank overdraft, bank loans and accounts payable approximates their carrying value due to their forthcoming maturities.

The fair value of items included in the long-term debt approximates their carrying value since most of them are bearing interest at floating rates or at fixed rates comparable to market rates.

The fair value of the liability component of convertible subordinated debentures, based on the discounted value of future cash flows at the interest rate available to the Company for a loan with similar terms and conditions and a similar maturity date at the balance sheet date, is $3,854,743 (2000 - $8,878,000).

18. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation used in the current year.

PART II

Exhibit (2)(h)

CONSOLIDATED STATEMENTS OF LOSS

(in thousands of dollars, except per-share data / unaudited)

	3 PERIODS ENDING	
	February 1, 2003	February 2, 2002
Sales	$ 108,054	$ 117,377
Cost of sales and expenses		
Cost of sales and operating expenses	106,743	115,996
Interest on long-term debt and on convertible debentures	449	670
Other interest	1,443	1,725
Amortization of capital assets	1,783	2,088
Amortization of goodwill	-	47
Amortization of deferred charges	190	23
	110,608	120,549
Loss before income taxes and other items	(2,554)	(3,172)
Income taxes	(222)	(1,247)
Loss before other items	(2,332)	(1,925)
Non-controlling interest	46	46
Net loss	$ (2,286)	$ (1,879)
Net loss per share		
Basic	$ (0.26)	$ (0.22)
Fully diluted (Note 1)	$ (0.26)	$ (0.22)
Average number of shares outstanding during the period	10,469,013	10,469,013

Note 1: The securities that could potentially dilute basic earnings per share in the future, but that were not considered in the diluted loss per share since they were anti-dilutive on February 1, 2003 and February 2, 2002, are the convertible debentures and the stock options.

LEROUX

First quarter ended February 1, 2003

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars / unaudited)

		As at February 1, 2003		As at November 2, 2002
ASSETS				
CURRENT ASSETS				
Cash and term deposits	$	3,383	$	3,650
Accounts receivable		79,835		103,287
Inventories		99,735		97,486
Income taxes receivable		4,204		6,483
Prepaid expenses		3,040		1,972
Current portion of investment		12		12
		190,209		212,890
Investment		424		427
Capital assets		87,725		88,737
Future income taxes		12		12
Goodwill, at amortized cost		1,500		1,500
Deferred charges, at amortized cost		1,863		2,108
Other assets, at cost		185		226
	$	281,918	$	305,900
LIABILITIES				
CURRENT LIABILITIES				
Bank overdraft	$	3,510	$	574
Bank loans		75,276		90,671
Accounts payable		50,503		58,765
Future income taxes		74		74
Current portion of debt component of the convertible debentures		1,125		1,092
Current portion of long-term debt		7,183		6,669
		137,671		157,845
Long-term debt		17,544		18,442
Future income taxes		2,682		2,815
Non-controlling interest		2,006		2,066
Debt component of the convertible debentures		1,947		2,249
		161,850		183,417
SHAREHOLDERS' EQUITY				
Share capital		34,774		34,774
Convertible debentures		17,998		17,468
Cumulative translation adjustment		2,697		2,932
Retained earnings		64,599		67,309
		120,068		122,483
	$	281,918	$	305,900

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars / unaudited)		3 PERIODS ENDING February 1, 2003		February 2, 2002
Balance, beginning of period	$	67,309	$	75,205
Net loss		(2,286)		(1,879)
Accretion of equity component of the convertible debentures (less income taxes of $ 100 / $ 87 in 2001)		(424)		(396)
Balance, end of period	$	64,599	$	72,930

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars / unaudited)

	3 PERIODS ENDING February 1, 2003	February 2, 2002
Operating activities		
Net loss	$ (2,286)	$ (1,879)
Items not affecting cash and cash equivalents		
Amortization	1,981	2,166
Non-controlling interest	(46)	(46)
Future income taxes	(133)	(585)
Gain on disposal of capital assets	(27)	(7)
	(511)	(351)
Net change in non-cash working capital items	13,627	10,767
	13,116	10,416
Investing activities		
Reimbursement of a mortgage	3	3
Acquisition of capital assets	(1,039)	(1,175)
Proceeds from disposal of capital assets	293	7
Acquisition of other assets	-	(108)
	(743)	(1,273)
Financing activities		
Changes in bank loans	(15,175)	(14,186)
Increase in long-term debt	-	197
Repayment of long-term debt	(315)	(443)
Deferred financing expenses	(9)	-
Payments on convertible debentures, net of interest expense	(163)	(142)
	(15,662)	(14,574)
Effect of exchange rate changes on cash	86	15
Cash and cash equivalents decrease	(3,203)	(5,416)
Cash and cash equivalents, beginning of period	3,076	710
Cash and cash equivalents, end of period	$ (127)	$ (4,706)
Cash flows include the following items:		
Interest paid	$ 1,703	$ 2,742
Income taxes paid (recovered)	$ (2,368)	$ 1,677

SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 2 of the consolidated financial statements for the year ended November 2, 2002, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended November 2, 2002 of Leroux Steel Inc.'s 2002 Annual report.

Effective November 3, 2002, the Company adopted the CICA Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets with an indefinite life are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change is to reduce net loss by $47,000 for the quarter ended February 1, 2003, and has no impact on earnings per share.

New standard effect on net loss (in thousands of dollars / unaudited)	3 PERIODS ENDING February 1, 2003	February 2, 2002
Net loss including amortization of goodwill (former basis)	$ (2,333)	$ (1,879)
Add back amortization of goodwill	47	47
Net loss (new basis)	$ (2,286)	$ (1,832)

LEROUX

First quarter ended February 1, 2003

SHARE CAPITAL AND DEBENTURES

(unaudited)

		As at March 18, 2003 Issued
Share Capital:		
Unlimited number of Class A shares, entitled to ten votes per share. Each share is convertible, at the option of its holder, into one Class B subordinate share, without par value.	LER.A	3,550,567
Unlimited number of Class B subordinate shares, entitled to one vote per share. Convertible under certain circumstances into Class A shares, without par value.	LER.B	6,918,446
		10,469,013
Debentures:		
8%, Subordinated debentures, convertible at the holder's option into Class B subordinated shares at a conversion price of $7 per share up to the maturity date on August 4, 2004.	LER.DB	7,658,800
7.25%, Subordinated debentures, convertible at the holder's option into Class B subordinated shares at a conversion price of $7.75 per share up to the maturity date on May 29, 2006.	LER.DB.A	11,184,500
		18,843,300
Stock Option Plan:		
Stock option plan for Class B subordinated shares at prices ranging from $4 to $7 per share and maturing dates up to March 19, 2012.		369,000

CONSOLIDATED SEGMENTED INFORMATION

(in thousands of dollars / unaudited)

THREE PERIODS ENDING FEBRUARY 1, 2003 AND FEBRUARY 2, 2002

Geographic segments	Canada	United States	Eliminations	Consolidated
February 1, 2003:				
External revenues	$ 83,187	$ 24,867	$ -	$ 108,054
Disposal between geographic segments	2,935	1,770	(4,705)	-
Sales	$ 86,122	$ 26,637	$ (4,705)	$ 108,054
Interest income	$ (240)	$ (31)	$ 193	$ (78)
Interest expense	1,720	443	(193)	1,970
Net interest expense	$ 1,480	$ 412	$ -	$ 1,892
Amortization	$ 1,747	$ 234	$ -	$ 1,981
Income taxes	$ (222)	$ -	$ -	$ (222)
Net loss	$ (266)	$ (2,020)	$ -	$ (2,286)
Segmented assets	$ 231,453	$ 50,465	$ -	$ 281,918
Segmented capital expenditures	$ 1,209	$ 27	$ -	$ 1,236
Goodwill	$ 1,500	$ -	$ -	$ 1,500
February 2, 2002:				
External revenues	$ 81,190	$ 36,187	$ -	$ 117,377
Disposal between geographic segments	2,818	41	(2,859)	-
Sales	$ 84,008	$ 36,228	$ (2,859)	$ 117,377
Interest income	$ (83)	$ (1)	$ 68	$ (15)
Interest expense	1,858	620	(68)	2,410
Net interest expense	$ 1,775	$ 619	$ -	$ 2,395
Amortization	$ 1,770	$ 396	$ -	$ 2,166
Income taxes	$ (449)	$ (798)	$ -	$ (1,247)
Net loss	$ (615)	$ (1,264)	$ -	$ (1,879)
Segmented assets	$ 228,082	$ 78,000	$ -	$ 306,082
Segmented capital expenditures	$ 1,264	$ 72	$ -	$ 1,336
Goodwill	$ 1,641	$ -	$ -	$ 1,641